     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 1995.

                                             REGISTRATION STATEMENT NO. 33-

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                          UNITED STATIONERS SUPPLY CO.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        ILLINOIS                     5112                    36-2431718
                              (PRIMARY STANDARD           (I.R.S. EMPLOYER
     (STATE OR OTHER             INDUSTRIAL            IDENTIFICATION NUMBER)
     JURISDICTION OF         CLASSIFICATION CODE
    INCORPORATION OR               NUMBER)
      ORGANIZATION)

                              2200 EAST GOLF ROAD
                        DES PLAINES, ILLINOIS 60016-1267
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               THOMAS W. STURGESS
                             CHAIRMAN OF THE BOARD
                       750 N. ST. PAUL STREET, SUITE 1200
                              DALLAS, TEXAS 75201
                                 (214) 720-1313
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                            LAWRENCE D. STUART, JR.
                             WEIL, GOTSHAL & MANGES
                         100 CRESCENT COURT, SUITE 1300
                            DALLAS, TEXAS 75201-6950
                                 (214) 746-7700

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                               ----------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                       PROPOSED
                                         PROPOSED       MAXIMUM
                                          MAXIMUM     AGGREGATE    AMOUNT OF
                         AMOUNT TO BE OFFERING PRICE   OFFERING   REGISTRATION
                          REGISTERED   PER UNIT (1)   PRICE (1)       FEE
- ------------------------------------------------------------------------------
12 3/4% Senior
 Subordinated Notes
 Due 2005..............  $150,000,000      100%      $150,000,000  $51,724.14

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f).

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          UNITED STATIONERS SUPPLY CO.

                             CROSS REFERENCE SHEET

       PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING THE LOCATION IN
        THE PROSPECTUS OF THE INFORMATION REQUIRED BY PART I OF FORM S-1

    FORM S-1 ITEM NUMBER AND HEADING                   LOCATION IN PROSPECTUS
    --------------------------------                   ----------------------
 1.Forepart of the Registration
     Statement and Outside Front Cover
     Page of Prospectus.................  Cover Page of Registration Statement; Outside
                                           Front Cover Page of Prospectus
 2.Inside Front and Outside Back Cover
     Pages of Prospectus................  Inside Front and Outside Back Cover Pages of
                                           Prospectus
 3.Summary Information, Risk Factors and
     Ratio of Earnings to Fixed Charges.  Prospectus Summary; Risk Factors; The Company;
                                           Selected Consolidated Financial Data
 4.Use of Proceeds......................  Use of Proceeds
 5.Determination of Offering Price......  Not Applicable
 6.Dilution.............................  Not Applicable
 7.Selling Security Holders.............  Not Applicable
 8.Plan of Distribution.................  Front Cover Page of Prospectus; The Exchange
                                           Offer; Plan of Distribution
 9.Description of Securities to be
     Registered.........................  Description of the New Notes
10.Interests of Named Experts and
     Counsel............................  Not Applicable
11.Information with Respect to the
     Registrant.........................  Cover Page of Registration Statement; Prospectus
                                           Summary; Risk Factors; The Company; The
                                           Acquisition; Capitalization; Selected
                                           Consolidated Financial Data; Pro Forma Combined
                                           Financial Information; Management's Discussion
                                           and Analysis of Financial Condition and Results
                                           of Operations; Business; Management; Certain
                                           Transactions; Financing the Acquisition;
                                           Description of Capital Stock; Ownership of
                                           Voting Securities; Legal Matters
12.Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities........................  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
PROSPECTUS         SUBJECT TO COMPLETION, DATED JUNE 2, 1995

LOGO
[LOGO OF UNITED STATIONERS APPEARS HERE]
                            OFFER FOR ALL OUTSTANDING
                    12 3/4% SENIOR SUBORDINATED NOTES DUE 2005
                                 IN EXCHANGE FOR
                    12 3/4% SENIOR SUBORDINATED NOTES DUE 2005
                                        OF
                           UNITED STATIONERS SUPPLY CO.

                                --------------

  United Stationers Supply Co. (the "Company"), an Illinois corporation which is the direct operating subsidiary of United Stationers Inc. ("United"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange $1,000 principal amount of its 12 3/4% Senior Subordinated Notes due 2005 (the "New Notes") for each $1,000 principal amount of its 12 3/4% Senior Subordinated Notes due 2005 (the "Old Notes"), of which an aggregate principal amount of $150,000,000 is outstanding. The form and terms of the New Notes are identical to the form and terms of the Old Notes except that (i) interest on the New Notes shall accrue from the last date on which interest was paid on the Old Notes, (ii) certain provisions relating to an increase in the stated rate of interest on the Old Notes shall be eliminated and (iii) the New Notes have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and will not bear any legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes and will be issued pursuant to, and entitled to the benefits of, the Indenture governing the Old Notes. The New Notes will be unconditionally guaranteed on a senior subordinated basis (the "Guarantees") by United and any future domestic Restricted Subsidiary of the Company. The Exchange Offer is being made in order to satisfy certain contractual obligations of the Company. See "The Exchange Offer" and "Description of the New Notes." The Old Notes and the New Notes are sometimes referred to collectively herein as the "Notes."

  Interest on the Notes will be payable semiannually on May 1 and November 1 of each year, commencing November 1, 1995. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after May 1, 2000 at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, on or prior to May 1, 1998, the Company may redeem up to $50.0 million principal amount of the Notes with the proceeds of one or more Public Equity Offerings at 112.75% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption; provided that Notes having an aggregate principal amount of at least $100.0 million remain outstanding immediately after any such redemption. Upon the occurrence of a Change of Control, each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of New Notes -- Certain Covenants."

  The Notes and the Guarantees will be subordinated to all Senior Indebtedness of the Company and Senior Guarantor Indebtedness of each Guarantor, respectively. After giving pro forma balance sheet effect to the Acquisition and the refinancing of certain debt and, assuming necessary consents are obtained, the redemption of certain preferred stock to be effected with the proceeds of the Old Notes as if all such transactions had occurred on March 31, 1995, there would have been approximately $435.7 million of Senior Indebtedness and Senior Guarantor Indebtedness of United outstanding on such date, substantially all of which represents Indebtedness or guarantees of Indebtedness under the New Credit Facilities which would have been secured by substantially all of the assets of the Company; in addition, after taking into account approximately $68.1 million of outstanding letters of credit, there would have been approximately $32.8 million available to be drawn by the Company as secured Senior Indebtedness under the revolving credit portion of the New Credit Facilities, which amount would have been secured Senior Guarantor Indebtedness of United.

  The Company will accept for exchange any and all Old Notes validly tendered
and not withdrawn prior to 5:00 p.m., New York City time, on    , 1995, unless
extended (as so extended, the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer."

  Each broker-dealer that received New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The letter of transmittal accompanying this Prospectus (the "Letter of Transmittal") states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  Prior to the Exchange Offer, there has been no public market for the Old Notes. If a market for the New Notes should develop, the New Notes could trade at a discount from their principal amount. The Company currently does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system and no active public market for the New Notes is currently anticipated. The Company will pay all the expenses incident to the Exchange Offer.

  The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange pursuant to the Exchange Offer.

  SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS WHICH HOLDERS OF OLD NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

                                --------------

  THESE SECURITIES HAVE  NOT BEEN  APPROVED OR DISAPPROVED  BY THE  SECURITIES
    AND EXCHANGE COMMISSION NOR HAS  THE SECURITIES AND EXCHANGE  COMMISSION
      PASSED UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
        REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                --------------

                  THE DATE OF THIS PROSPECTUS IS       , 1995.

                             AVAILABLE INFORMATION

  United is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed by United with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10007 and at Northwestern Atrium Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2551. Copies of such material can also be obtained from the principal office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

  Regardless of whether United or the Company is subject to Section 13(a) or 15(d) of the Exchange Act, United and the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which United or the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) if United and the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which United and the Company would have been required so to file such documents if United and the Company were so subject. United and the Company will also in any event (x) within 15 days of each Required Filing Date transmit by mail to all holders of the Notes and file with the trustee under the Indenture copies of the annual reports, quarterly reports and other documents which United and the Company would have been required to file with the Commission pursuant to
Section 13(a) or 15(d) of the Exchange Act if United and the Company were so subject and (y) if filing such documents by United and the Company with the Commission is not permitted under the Exchange Act, promptly upon written request, supply copies of such documents to any prospective holder of the Notes. In addition, for so long as any of the Old Notes remain outstanding, United has agreed to make available to any prospective purchaser of the Old Notes or beneficial owner of the Old Notes in connection with any sale thereof the information required by paragraph (d)(iv) of Rule 144A under the Securities Act.

  UNTIL    , 1995 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS.

                                    SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, and the related notes thereto, included elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, (i) references to "ASI" herein include Associated Stationers, Inc. and the predecessor thereof as constituted prior to the merger thereof with and into the Company (the "Subsidiary Merger"), with the Company as the surviving corporation, (ii) references to "Associated" herein include Associated Holdings, Inc. and ASI and the respective predecessors thereof as constituted prior to the merger of Associated with and into United (the "Merger" and, together with the Subsidiary Merger, the "Mergers"), with United as the surviving corporation, (iii) references to the "Company" herein include the Company, as the surviving corporation in the Subsidiary Merger, and its consolidated subsidiaries as constituted after consummation of the Subsidiary Merger or, prior to the consummation of the Subsidiary Merger of ASI with and into the Company, the Company and its consolidated subsidiaries as constituted prior to the Subsidiary Merger, and (iv) references to "United" herein are to United, as the surviving corporation in the Merger, and its consolidated subsidiaries (including the Company) as constituted after consummation of the Merger or, prior to consummation of the Merger of Associated with and into the United, United and its consolidated subsidiaries (including the Company) as constituted prior to the Merger. The Company is currently engaged in implementing its consolidation plan to integrate the two separate office products wholesale businesses conducted by the Company and ASI prior to the Acquisition (as hereinafter defined). See "Business -- Consolidation Plan and Benefits of the Acquisition" and "Risk Factors -- Implementation of Consolidation Plan." Operating data presented herein for 1994 on a pro forma basis includes calendar year 1994 data for Associated and data for the twelve months ended November 30, 1994 for United. Operating data presented herein for the three months ended March 31, 1995 on a pro forma basis includes three months ended March 31, 1995 data for Associated and three months ended February 28, 1995 data for United.

                                  THE COMPANY

OVERVIEW

  The Company is the largest office products wholesaler in the United States. As a result of the merger of the Company with ASI on March 30, 1995, the Company's net sales on a pro forma basis for 1994 were approximately $2.0 billion and for the three months ended March 31, 1995 were approximately $0.6 billion. Through its extensive office products catalogs, the Company markets a full line of over 25,000 (post-consolidation) branded and private brand office and other related business products ("office products"), including traditional office supplies; office furniture and desk accessories; office machines, equipment and supplies; computer hardware, peripherals and supplies; and facilities management supplies, including sanitation products and janitorial items. These products are offered through a network of 39 (post-consolidation) strategically located distribution centers to over 14,000 resellers, consisting principally of commercial dealers and contract stationers, retail dealers, superstores, mail order companies and mass merchandisers.

  Although the office products distribution industry has seen many changes over the past decade, including the growth of national superstores and a consolidation among wholesalers, dealers and contract stationers, large national wholesalers have continued to perform a significant role in the distribution of office products. For manufacturers, the wholesaler provides wide market coverage, assumes credit risk, carries inventory and processes smaller orders than manufacturers can economically service. In addition, wholesalers provide resellers with prompt service and delivery, a source for filling small quantity orders and the opportunity to obtain credit, minimize investment in inventory and access marketing resources and technical support.

COMPETITIVE STRENGTHS

  The Company believes that it has a strong competitive position attributable to a number of factors, including the following:

  . Largest Office Products Wholesaler. As the largest office products wholesaler in the United States, the Company has substantial purchasing power and can realize significant economies of scale. The Company obtains products from over 500 manufacturers, for many of whom the Company believes it is a significant customer. The Company's size also enables it to seek cost-effective sourcing of product in the United States and, in many cases, worldwide. In addition, the Company's size allows it to maintain a broad and deep product selection, permitting resellers to hold less inventory while still providing end users with a high level of service.

  . High Level of Customer Service. The Company provides its customers with a broad product selection, a high degree of product availability, expeditious distribution and comprehensive customer assistance. The Company seeks to base its business decisions on an "If I were the customer . . ." approach. With over 25,000 products being offered, the Company believes that it has the broadest selection of office products available in the industry, enabling resellers in most cases to do "one stop shopping" for all of their office products needs. The Company's broad product selection, inventory procurement and management procedures and state-of-the-art distribution facilities enable it to achieve an order fill rate (i.e., the percentage of orders filled in accordance with the reseller's order specifications) in excess of 90%. The Company makes substantially all of its orders nationwide available by next day delivery to assist resellers in successfully meeting end users' demands. The Company publishes a wide array of product catalogs ranging from its full-line catalogs to specialty catalogs to meet end user needs for information on specific product offerings. In addition, the Company provides its customers with a variety of support services such as its "wrap and pack" program which offers resellers the option to receive orders packaged in accordance with the specifications of particular end users. This service allows resellers to lower their inventory investment and minimize double handling costs while continuing to offer a wide product range. The Company also provides its resellers a variety of electronic order entry systems, pricing software programs and business management and marketing training programs.

  . Diverse Customer Base. With over 14,000 resellers as customers, the
    Company has one of the broadest customer bases in the industry. The Company's customers include full-line office products resellers, such as commercial dealers and contract stationers, retail dealers, office products superstores, mail order houses and mass merchandisers, as well as specialized resellers, such as office furniture, janitorial and computer dealers. No single reseller accounted for more than 3.2% of the Company's net sales in 1994 on a pro forma basis.

  . State-of-the-Art Distribution Capabilities. The Company's network of 39
    (post-consolidation) distribution centers located throughout the United States employs state-of-the-art technology to efficiently distribute products to customers. In 1994 on a pro forma basis, approximately 85% of all of the Company's orders were received electronically. The Company also uses a computer-based system to enhance fill rates by automatically searching alternative distribution centers for products and routing those products for shipment. In addition, the Company's advanced communication system with many of its resellers is intended to enhance the Company's ability to efficiently manage and distribute its inventory.

  . Growth of Private Brand Products. The Company offers a growing line of over 1,300 private brand products under the Universal(TM) brand name, which the Company believes is the broadest private brand product offering in the industry. Universal brand products represented approximately 9% of the Company's net sales in 1994 on a pro forma basis. Prior to the Merger, the Universal private brand line was offered only by the Company but will now also be marketed to ASI's customers. The Company believes its private brand products offer significant benefits both to the reseller, by providing an alternative to branded products that offers similar quality at a moderate price, and to the manufacturer, by enabling the manufacturer to increase sales without diluting its brand name pricing structure.

  . Experienced Management Team. The Company's senior management team
    ("Management") comprises individuals who combine many years of experience in the office products distribution industry. Management also has had significant experience in acquiring and integrating companies in the office products industry through United's acquisition (the "SDC Acquisition") of Stationers Distributing Company, Inc. ("SDC") and Associated's acquisition (the "Lynn-Edwards Acquisition") of Lynn-Edwards Corp. ("Lynn-Edwards"), each in 1992.

BUSINESS STRATEGY

  The Company's business strategy is to seek to improve its competitive position and grow its revenues and profitability through (i) the continuation of a high level of customer service, (ii) expanding the breadth of both its product line and its customer base and (iii) continuing an emphasis on cost effective operations.

  . High Level of Customer Service. Customer service has been an important factor in the Company's business strategy in the increasingly competitive office products industry. The Company intends to continue its efforts to differentiate itself from competitors by providing its customers with a broad product selection, a high degree of product availability, expeditious distribution and a variety of customer services.

  . Expanding Product Line and Customer Base. The Company's product line expansion plans include growing its ancillary product lines, such as office furniture, computer hardware, peripherals and supplies and facilities management supplies, which the Company believes allow it to gain incremental sales from its existing resellers and thereby strengthen its position with resellers as a "one-stop shop." In addition, ancillary products allow the Company to enter additional distribution channels and, by adding new types of resellers beyond full-line office products dealers alone, to expand its customer base. The Company also expects to expand its private brand product offerings within these new product lines and to begin marketing private brand items to ASI's customers. In addition, the Company plans to evaluate opportunities for growth in market share in connection with the trend toward direct delivery of products to end users through arrangements with various resellers seeking to minimize inventory investment. The Company believes that there is opportunity to capture a portion of the sizeable percentage of total shipments by office products manufacturers currently sold directly to resellers or end users without wholesaler involvement.

  . Cost Effective Operations. The Company intends to continue to actively seek cost reductions at both the corporate and operating levels in order to continue to operate in a cost effective manner. Examples of such cost reductions include (i) reduced merchandise costs through suppliers' incentives, (ii) continued efforts to increase inventory turnover without lowering service levels, (iii) reduced payroll and benefits costs through improved labor allocation, (iv) reduced freight costs through ongoing refinements to delivery systems, (v) increased sourcing of certain products off-shore, (vi) continued development of computer systems and
    (vii) streamlining of work practices and procedures.

CONSOLIDATION PLAN AND BENEFITS OF THE ACQUISITION

  Consistent with its business strategy, since the consummation of the Acquisition on March 30, 1995, the Company has been engaged in implementing its consolidation plan to integrate its business with the business of ASI. Through the integration of distribution facilities and product lines in a manner designed to enable the Company to offer its customers better service and selection, the Company expects to improve its competitive position. In addition, the Company plans to achieve cost savings and other benefits from the elimination of redundant or overlapping functions and facilities and by minimizing overlapping products. Elements of the consolidation plan include (i) consolidating the product offerings of ASI and the Company by minimizing overlapping products while at the same time adding more niche products, (ii) qualifying for improved terms with vendors as a result of placing higher volume purchases among fewer suppliers, (iii) consolidating distribution centers by eliminating eight redundant facilities and achieving more efficient operations in the four market areas that will continue to have two facilities, (iv) reducing corporate overhead, (v) eliminating redundant sales representatives and (vi) increasing sales of private brand products and off-shore sourcing of these and other products. Management anticipates that the implementation of its consolidation plan should result in significant cost savings and synergies which will enhance the Company's financial and operational performance. Management estimates that, upon phase-in of its consolidation plan over a 12-month period following the Acquisition, the Company expects to realize approximately $26.0 million per year in savings as a result of a successful implementation of its consolidation plan, although the Acquisition is also likely to result in a reduction in the rate of revenue growth for some period following the Acquisition as a result of the loss of some customers to competition. See "Business -- Consolidation Plan and Benefits of the Acquisition," "Risk Factors -- Implementation of Consolidation Plan" and "Pro Forma Combined Financial Information."

                                THE ACQUISITION

  On March 30, 1995, pursuant to an Agreement and Plan of Merger dated as of February 13, 1995 (the "Merger Agreement"), and in accordance with the terms of Associated's related Offer to Purchase dated February 21, 1995 (the "Offer to Purchase"), Associated purchased (together with the Mergers, the "Acquisition") 92.5% of the outstanding shares of common stock, $0.10 par value (the "Shares"), of United for $15.50 per Share, or approximately $266.6 million in the aggregate, pursuant to a tender offer (the "Offer") that expired on March 22, 1995. Immediately thereafter, the Mergers were consummated, with Associated and ASI merging with and into United and the Company, respectively, and United and the Company continuing as the respective surviving corporations. As a result of share conversions in the Merger, immediately after the Merger, the former holders of Associated Common Stock (as hereinafter defined) and warrants or options to purchase Associated Common Stock owned Shares and warrants or options to purchase Shares constituting in the aggregate approximately 80% of the Shares on a fully diluted basis, while pre-Merger holders of Shares (other than Associated-Owned Shares and Treasury Shares (each as hereinafter defined)) owned in the aggregate approximately 20% of the Shares on a fully diluted basis. See "The Acquisition."

  To finance the Offer, refinance existing debt of ASI, United and the Company, redeem United stock options and pay related fees and expenses, Associated, ASI, United and the Company entered into (i) the New Credit Facilities (as hereinafter defined) with a group of banks and financial institutions led by The Chase Manhattan Bank (National Association) ("Chase Bank") providing for term loan borrowings of $200.0 million and revolving loan borrowings of up to $300.0 million and (ii) a senior subordinated bridge loan facility with The Roebling Fund, whose investors comprise a group of banks and financial institutions, including Chase Bank, in the aggregate principal amount of $130.0 million (the "Subordinated Bridge Facility"). In addition, simultaneously with the consummation of the Offer, Associated obtained $12.0 million from the sale of additional shares of Associated Common Stock primarily to certain existing holders of Associated Common Stock, which proceeds were used to finance the purchase of a portion of Shares pursuant to the Offer. The Company used a portion of the net proceeds of the Old Notes to refinance the Subordinated Bridge Facility. See "Financing the Acquisition."

  The following table sets forth the approximate aggregate sources and uses of funds necessary to consummate the Acquisition:

      SOURCES:                                            (DOLLARS IN THOUSANDS)
      New Credit Facilities (1).........................         $416,537
      Subordinated Bridge Facility (2)..................          130,000
      Equity Investment.................................           12,000
                                                                 --------
        Total Sources...................................         $558,537
                                                                 ========
      USES:
      Purchase Shares in Offer..........................         $266,629
      Refinance Existing Company Debt...................          180,752
      Refinance Existing ASI Debt.......................           78,856
      Estimated Fees and Expenses (3)...................           29,300
      Other (4).........................................            3,000
                                                                 --------
        Total Uses......................................         $558,537
                                                                 ========

- --------
(1) Borrowings under the New Credit Facilities at the time the Acquisition was consummated consisted of term loan borrowings of $200.0 million and revolving loan borrowings of approximately $206.8 million. Also included is approximately $9.7 million of additional revolving loan borrowings drawn to pay fees and expenses after consummation of the Acquisition.
(2) Refinanced with a portion of the net proceeds of the Old Notes.
(3) Excludes approximately $2.6 million borrowed by the Company and $3.2 million borrowed by ASI prior to closing of the Offer to pay fees and expenses in connection with consummation of the Acquisition. These amounts are included under "Refinance Existing Company Debt" and "Refinance Existing ASI Debt," respectively, above. Estimated Fees and Expenses include the discount received by Chase Securities, Inc. ("Chase Securities" or the "Initial Purchaser") on the Old Notes.
(4) This amount was used to redeem United stock options. This amount excludes approximately $3.2 million borrowed by the Company prior to closing of the Offer to discharge compensation and other liabilities in connection with consummation of the Acquisition. This latter amount is included under "Refinance Existing Company Debt" above.

  The Exchange Offer applies to $150,000,000 aggregate principal amount of the Old Notes. The form and terms of the New Notes are the same as the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and, therefore, will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of the Indenture pursuant to which the Old Notes were issued. See "Description of the New Notes."

                               THE EXCHANGE OFFER

The Exchange Offer..........  $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes. As of the date hereof, $150,000,000 aggregate principal amount of the Old Notes are outstanding. The terms of the New Notes and the Old Notes are substantially identical.

                              Based on an interpretation by the staff of the Commission set forth in no-action letters issued to unrelated third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any person receiving such New Notes, whether or not such person is the holder (other than any such holder or such other person which is an "affiliate" of the Company within the meaning of Rule 405 promulgated under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that (i) such New Notes are acquired in the ordinary course of business of such holder or such other person, (ii) neither the holder nor such other person is engaging in or intends to engage in a distribution of such New Notes and (iii) neither such holder nor such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes. See "The Exchange Offer -- Purpose and Effect."

Registration Agreement......  The Old Notes were sold by the Company on May 3,
                              1995 in a private placement. In connection therewith, the Company entered into a Registration Rights Agreement with the Initial Purchaser (the "Registration Agreement") providing for the Exchange Offer. See "The Exchange Offer -- Purpose and Effect."

Expiration Date.............  The Exchange Offer will expire at 5:00 p.m., New
                              York City time, on      , 1995, or such later
                              date and time to which it is extended.

Withdrawal..................  The tender of Old Notes pursuant to the Exchange
                              Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Conditions to the Exchange    The Exchange Offer is subject to certain
 Offer......................  customary conditions, certain of which may be waived by the Company. See "The Exchange Offer --
                               Conditions."

Procedures for Tendering
 Old Notes..................  Each holder of Old Notes wishing to accept the
                              Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Old Notes and any other required documentation, to the Exchange Agent at the address set forth herein. By executing the Letter of Transmittal, each holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, (ii) neither the holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes, (iii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes and (iv) neither the holder nor any such other person is an "affiliate," as defined under Rule 405 promulgated under the Securities Act, of the Company. Pursuant to the Registration Agreement, the Company is required to file a registration statement for a continuous offering pursuant to Rule 415 under the Securities Act in respect of the Old Notes of any holder that indicates in the Letter of Transmittal that it cannot make such representations to the Company and that it wishes to have its Old Notes registered under the Securities Act. See "The Exchange Offer--
                               Procedures for Tendering."

Acceptance of Old Notes and
 Delivery of New Notes......  The Company will accept for exchange any and all
                              Old Notes which are properly tendered in the Exchange Offer prior to
                              5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered promptly following the Expiration Date. See "The Exchange Offer -- Terms of the Exchange Offer."

Exchange Agent..............  The Bank of New York is serving as Exchange Agent in connection with the Exchange Offer.

Federal Income Tax
 Consequences...............  The exchange pursuant to the Exchange Offer will not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax Considerations."

                                USE OF PROCEEDS

  There will be no cash proceeds to the Company from the exchange pursuant to the Exchange Offer. The proceeds received by the Company from the offer of the Old Notes were used (i) to repay the loan (the "Bridge Loan") under the Subordinated Bridge Facility (plus accrued interest thereon) and (ii) to pay down the Term Loan Facilities (as hereinafter defined). If the necessary consents are obtained, the Company may pay a dividend to United in an amount sufficient to redeem all of the outstanding shares of Series B Preferred Stock (as hereinafter defined) with a portion of the proceeds from the Old Notes. See "Financing the Acquisition."

                             TERMS OF THE NEW NOTES

Maturity Date...............  May 1, 2005.

Interest Payment Dates......  May 1 and November 1 of each year, commencing
                              November 1, 1995.

Optional Redemption.........  The Notes will be redeemable at the option of the
                              Company at any time on or after May 1, 2000, in whole or in part, at redemption prices set forth herein plus accrued and unpaid interest, if any, to the date of redemption. In addition, on or prior to May 1, 1998, the Company may redeem up to $50.0 million aggregate principal amount of the Notes with the proceeds of one or more Public Equity Offerings (as hereinafter defined) at 112.75% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption; provided that Notes having an aggregate principal amount of $100.0 million remain outstanding immediately after any such redemption. See "Description of the New Notes --
                               Optional Redemption."

Change of Control...........  Upon the occurrence of a Change of Control (as defined), each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of the New Notes -- Certain Covenants."

Subordination...............  The Notes and the Guarantees will be subordinated to all Senior Indebtedness of the Company and Senior Guarantor Indebtedness of each Guarantor, respectively, which will include, without limitation, all indebtedness incurred under the New Credit Facilities. After giving pro forma balance sheet effect to the Acquisition and the refinancing of certain debt and, assuming necessary consents are obtained, the redemption of certain preferred stock that may be effected with a portion of the proceeds from the Old Notes as if all such transactions had occurred on March 31, 1995, there would have been approximately $435.7 million of Senior Indebtedness and Senior Guarantor Indebtedness of United outstanding on such date, substantially all of which would have been secured by substantially all of the assets of the Company; in addition, after taking into account approximately $68.1 million of outstanding letters of credit, there would have been approximately $32.8 million available to be drawn by the Company as secured Senior Indebtedness under the revolving credit portion of the New Credit Facilities, which amount would have been secured Senior Guarantor Indebtedness of United. See "Risk Factors -- High Leverage" and "-- Subordination" and "Capitalization."

Guarantees..................  The Notes will be unconditionally guaranteed on a senior subordinated basis as to payment of principal, premium, if any, and interest by United and by any future domestic Restricted Subsidiary (as hereinafter defined) of the Company.

Certain Covenants...........  The indenture governing the Notes (the
                              "Indenture") contains certain covenants, including limitations on the incurrence of indebtedness, the making of restricted payments, transactions with affiliates, the existence of liens, disposition of proceeds of asset sales, the making of guarantees by restricted subsidiaries, transfers and issuances of stock of subsidiaries, the imposition of certain payment restrictions on restricted subsidiaries and certain mergers and sales of assets. See "Description of the New Notes -- Certain Covenants."

Exchange Offer;Registration
 Rights.....................  Pursuant to the Registration Agreement, United
                              and the Company have agreed to use their best efforts to (i) file with the Securities and Exchange Commission (the "Commission") on or prior to June 2, 1995, and cause to become effective on or prior to August 31, 1995, a registration statement (the "Exchange Offer Registration Statement") with respect to a registered offer under the Securities Act to exchange the New Notes for the Old Notes in accordance with the terms of the Exchange Offer and (ii) cause such Exchange Offer to be consummated on or prior to September 30, 1995.

                              In the event that either (i) the Exchange Offer Registration Statement is not filed with the Commission on or prior to June 2, 1995, (ii) the Exchange Offer Registration Statement is not declared effective on or prior to August 31, 1995, (iii) the Exchange Offer is not consummated on or prior to September 30, 1995 or (iv) changes in law or the applicable interpretation of the Commission staff do not permit the Company to effect the Exchange Offer and a shelf registration statement pursuant to the Securities Act (a "Shelf Registration Statement") with respect to the Old Notes is not declared effective under the Securities Act on or prior to the later of (x) August 31, 1995 and (y) the 45th calendar day after the publication of the change in law or interpretation, the interest rate borne by the Old Notes shall be increased by one-half of one percent per annum following the relevant date described in clause (i), (ii), (iii) or

                              (iv), as applicable. The aggregate amount of such increase from the original interest rate pursuant to these provisions will in no event exceed one-half of one percent per annum. See "The Exchange Offer -- Adjustment to Old Notes." Such increase will cease to be effective on the date of filing of the Exchange Offer Registration Statement, effectiveness of the Exchange Offer Registration Statement, consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be. See "The Exchange Offer."

                                  RISK FACTORS

  Investment in the Notes involves a high degree of risk. For a discussion of certain considerations relevant to an investment in the Notes, see "Risk Factors."

                             SUMMARY FINANCIAL DATA

  Set forth below and on the following three pages is summary pro forma information for United and summary historical financial information for United and Associated. United, which has no operations independent of those of the Company, unconditionally guarantees the Notes on a senior subordinated basis. Associated had no operations independent of those of ASI.

UNITED -- PRO FORMA

  The unaudited pro forma combined financial data set forth below should be read in conjunction with the unaudited Pro Forma Combined Financial Statements included elsewhere herein, which are based on the historical financial statements of Associated and United after giving effect to: (i) the purchase accounting and other merger related adjustments relating to the Acquisition and
(ii) the refinancing of certain debt and redemption of certain preferred stock assumed to be effected with the proceeds of the offering of Old Notes, as described in the notes thereto. The unaudited pro forma combined financial data is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of United after the Acquisition, or of the financial position or results of operations of United that would have actually occurred had the Acquisition occurred on the date or been in effect for the period presented. The unaudited pro forma combined financial data should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of United and Associated, including the related notes thereto, included elsewhere herein.

                                         YEAR ENDED         THREE MONTHS ENDED
                                     DECEMBER 31, 1994       MARCH  31, 1995
                                   ---------------------- ----------------------
                                   (DOLLARS IN THOUSANDS) (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA (1)(2):
Net sales........................        $1,982,070              $568,912
Cost of sales (3)................         1,535,609               443,777
                                         ----------              --------
Gross profit.....................           446,461               125,135
Warehouse, distribution, selling,
 general and administrative ex-
 penses (3)......................           370,517                98,391
                                         ----------              --------
Income from operations...........            75,944                26,744
Interest expense, net (4)........           (48,825)              (14,298)
Other income, net................                86                    20
                                         ----------              --------
Income before income taxes.......            27,205                12,466
Income taxes.....................            10,467                 4,894
                                         ----------              --------
Net income.......................        $   16,738              $  7,572
                                         ==========              ========
OPERATING AND OTHER DATA (1):
EBITDA (5).......................        $  109,571              $ 35,076
EBITDA margin (6)................               5.5%                  6.2%
Depreciation and amortization....        $   33,541              $  8,312
Capital expenditures, net........            10,509                 3,244
Ratio of EBITDA to interest ex-
 pense...........................               2.2x                  2.5x
BALANCE SHEET DATA (AT PERIOD
 END) (1):
Working capital..................                                $347,285
Total assets.....................                                 975,949
Total debt and capital leases
 (7).............................                                 585,720
Redeemable preferred stock.......                                  17,037
Redeemable warrants..............                                  11,879
Stockholders' equity (excluding
 redeemable preferred stock and
 redeemable warrants)............                                  45,459

See footnotes on following page.

- --------
(1) The unaudited pro forma income statement and operating and other data is presented giving effect to (i) the Acquisition as if it had been consummated on January 1, 1994 and (ii) the refinancing of certain debt and the redemption of certain United preferred stock assumed to be effected with the proceeds of the Old Notes as if such refinancing and redemption had been consummated one month thereafter. The unaudited pro forma balance sheet data is presented giving effect to the Acquisition and the refinancing of certain debt and the redemption of certain United preferred stock assumed to be effected with the proceeds of the Old Notes as if all such transactions had been consummated on March 31, 1995. Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes with Associated as the acquiring corporation. Accordingly, the pro forma income statement for the year ended December 31, 1994 combines Associated for its fiscal year ended December 31, 1994 with United for its twelve month period ended November 30, 1994 (the date of its fiscal quarter ending nearest to December 31, 1994), the pro forma income statement for the three months ended March 31, 1995 combines Associated for the three months ended March 31, 1995 with United for the three months ended February 28, 1995 and the pro forma balance sheet data as of March 31, 1995 and the historical balance sheet as of March 31, 1995 for United includes the preliminary purchase price allocation, which may be revised at a later date, and other merger related adjustments. United's historical statement of income previously reported on a fiscal year ended August 31, 1994 has been adjusted to reflect the twelve month period ended November 30, 1994.

(2) The pro forma income statement data excludes (i) the extraordinary non-recurring write-off of approximately $2.4 million ($1.4 million net of tax benefit of $1.0 million) of financing costs and original issue discount relating to the retirement of debt, (ii) a non-recurring charge for restructuring of approximately $9.8 million ($5.9 million net of tax benefit of $3.9 million), for costs expected to be incurred in connection with integration and transition (e.g., severance and the cost of closing certain facilities operated by Associated prior to the Merger) and (iii) compensation expense relating to employee stock options of approximately $1.5 million ($0.9 million net of tax benefit of $0.6 million). Approximately $14.6 million of additional integration and transition costs (e.g., severance and the cost of closing facilities operated by United prior to the Merger) will be recorded as additional costs of the Merger, in accordance with the purchase method of accounting. The above-referenced restructuring reserve and the purchase accounting reserve relating to the integration and transition expenses total $24.4 million and are reflected as a reserve in the Pro Forma Combined Balance Sheet. See "Pro Forma Combined Financial Information."

(3) Includes estimated cost savings of $26.0 million for the year ended December 31, 1994 and $6.5 million for the three months ended March 31, 1995 that United expects to realize from the actions that Management has committed to undertake pursuant to its consolidation plan that has been approved by the Board of Directors of the Company, as if the consolidation plan had been implemented in full as of January 1, 1994. United plans to implement its consolidation plan over a 12-month period following the Acquisition. See "Business -- Consolidation Plan and Benefits of the Acquisition" and "Risk Factors -- Implementation of Consolidation Plan."

(4) Pro forma interest expense is based on historical interest rates in effect during the year ended December 31, 1994 and the three months ended March 31, 1995 in calculating the basis for variable rates. Average 30-day LIBOR in effect for the year ended December 31, 1994 ranged from 3.15% to 6.09% and for the three months ended March 31, 1994 was 6.125%. The average prime rate during January 1994 was 6.0% and for the three months ended March 31, 1995 ranged from 8.50% to 9.0%. At March 31, 1995, 30-day LIBOR was 6.125%
    and the prime rate was 9.0%. If the March 31, 1995 interest rates were used as base interest rates instead of the historical rates, pro forma interest expense for United would amount to $56.1 million instead of $48.8 million for the year ended December 31, 1994. Each 1/8 of 1% change in the base interest rate for variable rate debt has a $521 thousand effect on annual pro forma interest expense for United. In April 1995, the Company entered into three-year interest rate protection arrangements totaling $200,000,000 pursuant to which the Company (i) is protected to the extent that the 3-month LIBOR interest rate exceeds 8.0% and (ii) is liable to the extent that such interest rate drops below 6.0%.

(5) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt.

   EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

(6) EBITDA margin represents EBITDA as a percentage of net sales.

(7) Total debt and capital leases includes current maturities.

UNITED -- HISTORICAL

  The summary financial information of United set forth below for each of the fiscal years in the five-year period ended August 31, 1994 has been derived from the financial statements of United, which have been audited by Arthur Andersen LLP, independent public accountants. The summary financial information for the six-month periods ended February 28, 1994 and 1995 is unaudited and in the opinion of Management reflects all adjustments considered necessary for a fair presentation of such data. The results of operations for any interim period are not necessarily indicative of results of operations for the fiscal year and should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Historical Results of Operations of United" and "-- Historical Liquidity and Capital Resources of United" and the financial statements of United included elsewhere in this Prospectus.

                                                                                 SIX MONTHS ENDED
                                       YEAR ENDED AUGUST 31,                       FEBRUARY 28,
                         ------------------------------------------------------  ------------------
                           1990      1991       1992        1993        1994       1994      1995
                         --------  --------  ----------  ----------  ----------  --------  --------
                                                                                    (UNAUDITED)
                                                (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
Net sales............... $993,178  $951,109  $1,094,275  $1,470,115  $1,473,024  $740,585  $833,838
Gross profit on sales...  224,230   218,708     245,687     344,519     322,901   167,334   175,586
Operating expenses......  195,863   195,694     219,285     298,405     286,607   145,739   145,469
Income from operations..   28,367    23,014      26,402      46,114      36,294    21,595    30,117
Interest expense, net...    7,350     6,082       6,503       9,550      10,461     4,984     6,226
Income before income
 taxes..................   21,361    16,918      20,263      36,919      26,058    16,697    23,953
Income taxes............    8,523     7,008       8,899      15,559      10,309     6,929     9,648
Net income..............   12,838     9,910      11,364      21,360      15,749     9,768    14,305
OPERATING AND OTHER
DATA:
EBITDA (1).............. $ 43,851  $ 41,912  $   46,645  $   67,712  $   57,755  $ 32,089   $40,949
EBITDA margin (2).......      4.4%      4.4%        4.3%        4.6%        3.9%      4.3%      4.9%
Depreciation and
 amortization........... $ 15,140  $ 18,912  $   19,879  $   21,243  $   21,236  $ 10,408   $10,770
Net capital
 expenditures...........   15,067    15,765       8,291      29,958      10,499     3,312     4,812
BALANCE SHEET DATA (AT
PERIOD END):
Working capital......... $134,420  $135,347  $  214,611  $  216,074  $  239,827  $287,308  $262,725
Total assets............  401,661   409,958     601,465     634,786     618,550   655,029   700,235
Total debt and capital
 leases(3)..............   73,683    73,123     150,728     150,251     155,803   209,955   198,485
Stockholders'
 investment.............  177,777   181,584     223,387     237,697     246,010   243,831   256,541

- -------
(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.

(2) EBITDA margin represents EBITDA as a percentage of net sales.

(3) Total debt and capital leases includes current maturities but excludes original issue discount.

ASSOCIATED -- HISTORICAL

  The summary financial information of Associated set forth below with respect to the years ended December 31, 1994 and 1993 and the period from January 31, 1992 (when certain of the assets and certain liabilities of ASI were acquired (the "Boise Transaction") from the Wholesale Division of Boise Cascade Office Products Corporation ("BCOP")) through December 31, 1992 has been derived from and should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Historical Results of Operations of Associated" and "--
 Historical Liquidity and Capital Resources of Associated" and the financial statements of Associated included elsewhere in this Prospectus, which have been audited by Arthur Andersen LLP, independent public accountants. The data at and for the years ended December 31, 1990 and 1991 and the one month ended January 31, 1992 are derived from the unaudited financial statements of BCOP for such periods. Associated has accounted for the Boise Transaction using the purchase method of accounting. There are material operational and accounting differences between BCOP and Associated resulting from the Boise Transaction. Accordingly, the historical financial data of BCOP may not be comparable in all material respects with data of Associated. The data at and for the three months ended March 31, 1994 and 1995 are unaudited and in the opinion of Management reflect all adjustments considered necessary for a fair presentation of such data. On March 30, 1995, Associated merged with United. Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes, with Associated as the acquiring corporation. Therefore, the income statement, operating and other data for the three months ended March 31, 1994 and 1995 reflect the financial information of Associated only. The balance sheet data at March 31, 1995 reflect the consolidated balances of Associated and United including the preliminary purchase price allocation, which may be revised at a later date, and other Merger-related adjustments. The balance sheet data at March 31, 1994 reflect Associated only.

                                PREDECESSOR(1)(2)                            ASSOCIATED
                          ------------------------------- ---------------------------------------------------
                                               JANUARY 1   JANUARY 31
                             YEAR ENDED           TO           TO         YEAR ENDED         THREE MONTHS
                            DECEMBER 31,      JANUARY 31, DECEMBER 31,   DECEMBER 31,       ENDED MARCH 31,
                          ------------------  ----------- ------------ ------------------  ------------------
                          1990(3)   1991(4)     1992(5)       1992       1993      1994      1994      1995
                          --------  --------  ----------- ------------ --------  --------  --------  --------
                                                      (DOLLARS IN THOUSANDS)
                                   (UNAUDITED)                      (AUDITED)                 (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...............  $443,547  $411,343    $39,016     $365,944   $462,531  $477,445  $123,850  $137,272
Gross profit............   112,324   103,253      9,142       89,398    112,280   120,169    29,688    33,704
Operating
 expenses (6)...........    90,773    88,374      7,723       79,889    102,274   103,020    26,752    38,708
Income (loss) from
 operations.............    21,551    14,879      1,419        9,509     10,006    17,149     2,936    (5,004)
Interest expense........     --        --         --           4,782      6,263     6,753     1,732     2,203
Income (loss) before
 income taxes and
 extraordinary item.....     --        --         --           4,727      3,743    10,396     1,204    (7,207)
Income taxes (benefit)..     --        --         --           1,777        781     3,993       462    (2,973)
Income (loss) before ex-
 traordinary item.......     --        --         --           2,950      2,962     6,403       742    (4,234)
Extraordinary item......     --        --         --           --         --        --        --       (1,449)
Net income (loss).......     --        --         --           2,950      2,962     6,403       742    (5,683)
OPERATING AND OTHER
 DATA:
EBITDA (7)..............  $ 24,511  $ 18,028    $ 1,661     $ 14,875   $ 16,481  $ 23,505  $  4,525  $  6,228
EBITDA margin (8).......       5.5%      4.4%       4.3%         4.1%       3.6%      4.9%      3.7%      4.5%
Depreciation and
 amortization...........  $  2,960  $  3,149    $   242     $  5,366   $  6,475  $  6,356  $  1,589  $  1,473
Capital expenditures,
 net....................     8,129       273        (36)       4,289      3,273       554       242       182

                          PREDECESSOR(1)                    ASSOCIATED
                         ----------------- --------------------------------------------
                                       AT DECEMBER 31,                  AT MARCH 31,
                         -------------------------------------------- -----------------
                         1990(3)  1991(4)    1992     1993     1994     1994     1995
                         -------- -------- -------- -------- -------- -------- --------
                                        (DOLLARS IN THOUSANDS)
                            (UNAUDITED)            (AUDITED)             (UNAUDITED)
BALANCE SHEET DATA:
Working capital......... $ 60,726 $ 54,373 $ 46,396 $ 57,302 $ 56,454 $ 56,878 $340,626
Total assets............  151,432  140,756  179,069  190,979  192,479  172,250  975,949
Total debt and capital
 leases (9).............    --       --      78,297   86,350   64,623   70,523  572,857
Redeemable preferred
 stock..................    --       --      18,949   20,996   23,189   21,530   23,761
Redeemable warrants.....    --       --       1,435    1,435    1,650    1,667   11,879
Total stockholders' or
 predecessor division
 equity.................  102,871   93,642   10,466   11,422   24,775   20,611   45,459

- --------
(1) The capital structure and accounting basis of the assets and liabilities of the predecessor of ASI, BCOP, differ from those of Associated and ASI. Accordingly, certain of the financial information for periods before January 31, 1992 is not comparable to that for periods after January 31, 1992 and therefore is not presented in this table.
(2) The Predecessor operated as a segment of BCOP. BCOP did not allocate income tax or interest expense to the Predecessor. Accordingly, actual operating results for the Predecessor reflect only income from operations before interest expense and income taxes.
(3) Derived from the unaudited financial statements of BCOP at and for the year ended December 31, 1990.
(4) Derived from the unaudited financial statements of BCOP at and for the year ended December 31, 1991.
(5) Derived from the unaudited financial statements of BCOP for the one month ended January 31, 1992.
(6) Includes restructuring charge of $9.8 million for the three months ended March 31, 1995.
(7) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and restructuring charge and extraordinary item, and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(8) EBITDA margin represents EBITDA as a percentage of net sales.
(9) Total debt and capital leases is defined as long-term debt including current maturities but excluding original issue discount, plus deferred obligations due to the holder of the Associated Class B redeemable preferred stock.

                                  RISK FACTORS

  In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Notes offered hereby.

HIGH LEVERAGE

  As a result of the Acquisition and the refinancing of certain debt and, assuming necessary consents are obtained, the redemption of certain preferred stock which may be effected with the proceeds of the Old Notes, the Company has significant debt and debt service obligations. As of the consummation of the Acquisition and the refinancing of certain debt and redemption of certain preferred stock assumed to be effected with the proceeds of the Old Notes, assuming the Acquisition and such refinancing and redemption had occurred on March 31, 1995, and after giving effect to the debt, redeemable preferred stock and redeemable warrants of United "pushed down" to the accounts of the Company,
(i) the Company would have had $585.7 million of long-term indebtedness (including current maturities), $17.0 million of redeemable preferred stock, $11.9 million of redeemable warrants, and $45.5 million of common stock and other stockholders' equity; (ii) the Company would have had a long-term indebtedness to redeemable preferred stock, redeemable warrants and total stockholders' equity ratio of 7.9 to 1; and (iii) the Company would have had a long-term indebtedness, redeemable preferred stock and redeemable warrants to total stockholders' equity ratio of 13.5 to 1. See "Pro Forma Combined Financial Information." By contrast, after giving effect to "push-down" accounting, the Company's historical long-term indebtedness, redeemable preferred stock and redeemable warrants to stockholders' equity ratio as of March 31, 1995 was 13.4 to 1 and its historical long-term indebtedness to redeemable preferred stock plus redeemable warrants plus stockholders' equity ratio as of March 31, 1995 was 7.1 to 1.

  The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, potential acquisition opportunities, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness; (iii) the Company may be more vulnerable to economic downturns, may be limited in its ability to withstand competitive pressures and may have reduced flexibility in responding to changing business and economic conditions; and (iv) fluctuations in market interest rates will affect the cost of the Company's borrowings to the extent not covered by interest rate hedge agreements because interest under the New Credit Facilities will be payable at variable rates. The Company's ability to service its indebtedness will be dependent on its future performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control.

  The Company believes that, based upon current levels of operations, it should be able to meet its debt service obligations, including principal and interest payments on the Notes, when due. However, if the Company cannot generate sufficient cash flow from operations to meet its debt service obligations, defaults may occur thereunder and the Company might be required to refinance its indebtedness. There is no assurance that refinancings could be effected on satisfactory terms or would be permitted by the terms of the New Credit Agreement.

SUBORDINATION

  The indebtedness evidenced by the Notes and the Guarantees (including principal, premium, if any, and interest) will be subordinated in right of payment to present and future Senior Indebtedness of the Company and Senior Guarantor Indebtedness of each Guarantor. In the event of the dissolution or liquidation of United or the Company, or in the case of certain events of default with respect to the

Notes or such Senior Indebtedness or Senior Guarantor Indebtedness, certain creditors of the Company holding Senior Indebtedness or of any Guarantor holding Senior Guarantor Indebtedness will be entitled to be paid in full before any payment is made to holders of the Notes or the Guarantees. Senior Indebtedness and Senior Guarantor Indebtedness would currently include, among other things, the debt incurred under the New Credit Facilities and, in the case of Senior Indebtedness, the Company's current and future obligations under capitalized leases. After giving pro forma effect to the Acquisition and the refinancing of certain debt and redemption of certain preferred stock assumed to be effected with the proceeds of this offering as if all such transactions had occurred on March 31, 1995, there would have been approximately $435.7 million of Senior Indebtedness and Senior Guarantor Indebtedness of United outstanding on such date, substantially all of which represents Indebtedness or guarantees of Indebtedness under the New Credit Facilities which would have been secured by substantially all of the assets of the Company; in addition, after taking into account approximately $68.1 million of outstanding letters of credit, there would have been approximately $32.8 million available to be drawn by the Company as secured Senior Indebtedness under the revolving credit portion of the New Credit Facilities, which amounts would have been secured Senior Guarantor Indebtedness of United. See "Pro Forma Combined Financial Information." The Indenture does not prohibit or limit the designation of Indebtedness otherwise permitted to be incurred as Senior Indebtedness or Senior Guarantor Indebtedness. See "Description of the New Notes --
 Subordination."

LIMITED PRACTICAL VALUE OF GUARANTEES BY UNITED

  United unconditionally guarantees, on a senior subordinated basis, all payments of principal, premium, if any, and interest on the Notes. However, since at present United's only significant asset is the capital stock of the Company (and such asset is pledged to the lenders under the New Credit Facilities), if the Company should be unable to meet its payment obligations with respect to the Notes, it is unlikely that United would be able to do so.

RESTRICTIVE COVENANTS

  The Indenture and the credit agreement (as amended, the "New Credit Agreement") for the New Credit Facilities contain numerous restrictive covenants that will limit the discretion of Management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. The New Credit Agreement also contains a number of financial covenants that require the Company to meet certain financial ratios and tests. See "Financing the Acquisition." A failure to comply with the obligations in the New Credit Agreement or the Indenture could result in an event of default under the New Credit Agreement, or an Event of Default (as hereinafter defined) under the Indenture, which, if not cured or waived, could permit acceleration of the indebtedness thereunder and acceleration of indebtedness under other instruments that may contain cross-acceleration or cross-default provisions. Other indebtedness of the Company and its subsidiaries that may be incurred in the future may contain financial or other covenants more restrictive than those applicable under the New Credit Agreement. The New Credit Agreement restricts the prepayment, purchase, redemption, defeasance or other payment of any of the principal of the Notes so long as any loans remain outstanding under the New Credit Agreement.

IMPLEMENTATION OF CONSOLIDATION PLAN

  The Company's future operations and earnings will be largely dependent upon the Company's ability to integrate the businesses separately conducted by ASI and the Company prior to the Merger. The Company must, among other things, eliminate approximately 10,000 overlapping items from its catalogs to be distributed in the fourth calendar quarter of 1995, close redundant distribution centers effectively, while at the same time maximizing retention of the related business, and eliminate certain corporate and sales positions and otherwise reduce combined administrative costs and expenses. There can be no assurance that the Company will successfully integrate the former separate businesses of ASI and the Company, and a failure to do so would have a material adverse effect on the Company's results of operations and financial condition. Additionally, although the Company does not currently have any acquisition plans, the need to focus Management's attention on integration of the former businesses and implementation of the Company's consolidation plan may limit the Company's ability to successfully pursue acquisitions or other opportunities related to its business for the foreseeable future.

  As discussed under "Business -- Consolidation Plan and Benefits of the Acquisition" and as presented under "Pro Forma Combined Financial Information," Management estimates that the Company expects to realize significant cost savings as a result of a successful implementation of its consolidation plan. The achievement of these savings is significantly dependent on the successful implementation of such plan. There can be no assurances, however, that such savings will be achieved or sustained. In addition, the Company believes that the Acquisition is likely to result in a reduction in the rate of revenue growth for some period following the Acquisition as a result of the loss of customers to competition.

COMPETITION

  The Company operates in a highly competitive environment. The Company competes to obtain reseller purchases both with office products manufacturers and with other national, regional and specialty wholesalers of office products, office furniture, computers and related items. A trend toward consolidation has occurred in recent years throughout the office products industry. Although as the result of such consolidations at the national full-line wholesale level only one competitor (S.P. Richards) remains, consolidation of commercial dealers and contract stationers has also resulted in an increased ability of those resellers to buy goods directly from manufacturers. In addition, over the last decade, office products superstores (which largely buy directly from manufacturers) have entered virtually every major metropolitan market and commercial dealers, contract stationers and retail dealers have formed buying groups to purchase directly from manufacturers on a collective basis. Increased competition in the office products industry has also led to heightened price awareness among consumers, making purchasers of commodity type office products extremely price sensitive and requiring the Company to increase its efforts to convince resellers of the continuing advantages of its competitive strengths (as compared to those of manufacturers and other wholesalers), such as marketing and catalog programs, speed of delivery, and the ability to offer resellers a broad line of business products from multiple manufacturers with lower minimum order quantities on a "one-stop shop" basis. See "Business -- Competition."

CHANGING END USER DEMANDS

  The Company's sales and profitability are largely dependent on its ability to continually enhance its product offerings to meet changing end user demands. End users' traditional demands for office products have changed over the last several years as a result of (i) increased recycling efforts, (ii) efforts by various businesses to establish "paperless" work environments, (iii) the widespread use of computers and other technological advances, resulting in the elimination or reduction in use of traditional office supplies and (iv) a trend toward non-traditional offices, such as home-offices. The Company's ability to continually monitor and react to such trends and changes in end user demands will be necessary to avoid adverse effects on its sales and profitability.

SERVICE INTERRUPTIONS

  Substantially all of the Company's shipping, warehouse and maintenance employees at certain of the Company's facilities in Chicago, Detroit, Philadelphia, Baltimore, Los Angeles, Minneapolis and New

York City are covered by various collective bargaining agreements, which expire at various times during the next three years. Although the Company considers its relationships with its employees to be satisfactory, a prolonged labor dispute could have a material adverse effect on the Company's business as well as the Company's results of operations and financial condition. In addition, the Company's ability to readily deliver its products could be impaired by work stoppages by its employees. Although the Company has maintained service levels during past work stoppages by distributing to its customers from unaffected distribution centers, profitability has been reduced during such periods as a result of higher distribution costs. The Company's ability to receive and distribute products is largely dependent on the availability of trucks utilized by both manufacturers and the Company, and therefore the occurrence of a national trucking strike could also impair the Company's operations. The Company's service levels would also be affected in the event of an interruption in operation of its computers or telecommunications network on a company-wide scale for an extended period of time, although the Company has developed contingency plans to limit its exposure.

DEPENDENCE ON KEY PERSONNEL

  The Company's continued success largely will depend on the efforts and abilities of its executive officers and certain other key employees, particularly Mr. Thomas W. Sturgess, the Company's Chairman of the Board, President and Chief Executive Officer, Mr. Michael D. Rowsey and Mr. Steven R. Schwarz, each an Executive Vice President of the Company, and Mr. Daniel H. Bushell, the Company's Chief Financial Officer, the loss of any of whom could have a material adverse effect on the Company. Although all but Mr. Sturgess have entered into employment agreements with the Company as described under "Management," the Company is currently integrating two formerly separate management teams and any officer could choose to resign at any time. On May 31, 1995, Jeffrey K. Hewson resigned as President and Chief Executive Officer of United and the Company, and Thomas W. Sturgess, Chairman of the Board of United and the Company, assumed such responsibilities.

CONTROL BY WINGATE PARTNERS

  As of June 2, 1995, approximately 75% of the outstanding Shares were controlled by the Voting Trust (as hereinafter defined), the five trustees of which hold all voting power to vote such Shares and may act by majority vote of the trustees. Three of the five trustees serve as indirect general partners of Wingate Partners, L.P. ("Wingate Partners") or Wingate Partners II, L.P. ("Wingate II"), each of which is a Delaware limited partnership and a private investment firm located in Dallas, Texas. In addition, the trustees are obligated to nominate and vote for a board of directors of United of which directors designated by Wingate Partners comprise a majority. Four of the current nine directors of United are indirect general partners of Wingate Partners or Wingate II. The Company is a wholly owned subsidiary of United. Consequently, Wingate Partners and Wingate II and their indirect general partners will control United and, through control of United, the Company and, thus, will have the power to elect a majority of the directors thereof and to approve any action requiring stockholder approval. See "Management --Directors and Executive Officers," "Certain Transactions" and "Ownership of Voting Securities."

FRAUDULENT CONVEYANCE CONSIDERATIONS

  Substantially all of the net proceeds of the offering of the Old Notes were used to refinance the Bridge Loan under the Subordinated Bridge Facility, repay approximately $6.5 million outstanding under the Term Loan Facilities and, upon receipt of necessary consents, may be used to pay a dividend to United to redeem the outstanding shares of Series B Preferred Stock. In addition, pursuant to the Merger, United assumed all of the obligations of Associated; pursuant to the Subsidiary Merger, the Company assumed all obligations of ASI; and, pursuant to the Indenture, each future domestic Restricted Subsidiary of the Company will guarantee the Notes. Accordingly, the obligations of the Company under the Notes and the obligations of United and any future Restricted Subsidiary under the Guarantees may be subject to review under relevant federal and state fraudulent conveyance statutes

("fraudulent conveyance statutes") in a bankruptcy, reorganization or rehabilitation case or similar proceeding or a lawsuit by or on behalf of unpaid creditors of the Company, United or future Restricted Subsidiary. If a court were to find under relevant fraudulent conveyance statutes that, at the time of issuance, incurrence or assumption by any debtor of obligations under the Notes, Guarantees, the Bridge Loan or the term or revolving loans ("Senior Loans") under the New Credit Facilities, (a) such debtor incurred such obligation with the intent of hindering, delaying or defrauding current or future creditors or (b)(i) such debtor received less than reasonably equivalent value or fair consideration for incurring such obligation and (ii)(A) was insolvent or was rendered insolvent by reason of such incurrence, (B) was engaged, or about to engage, in a business or transaction for which its assets constituted unreasonably small capital, or (C) intended to incur, or believed that it would incur, obligations beyond its ability to pay as such obligations matured (as all of the foregoing terms are defined in or interpreted under such fraudulent conveyance statutes), such court could subordinate such obligations to presently existing and future indebtedness of such debtor, as the case may be, and take other action detrimental to the holders of the Notes, including, under certain circumstances, invalidating the Notes or the Guarantees.

  The measure of insolvency for purposes of the foregoing will vary depending upon the law of the jurisdiction which is being applied. Generally, however, a company would be considered insolvent for purposes of the foregoing if, at the time it incurs any given obligation, the sum of the company's debts (including unliquidated or contingent debt) is greater than all the company's property at a fair valuation, or if the present fair saleable value of the company's assets is less than the amount that will be required to pay its probable liability on its existing debts (including unliquidated or contingent debt) as they become absolute and matured.

  On the basis of the historical financial information of United and Associated and other factors, Management believes that (i) each obligation of each debtor was and is being incurred for proper purposes and in good faith and (ii) (A) after giving effect to the Acquisition, the Mergers, the Bridge Loan, the Senior Loans and related transactions, each such prior or current debtor received or is receiving reasonably equivalent value and fair consideration for incurring such obligation and (B) each such prior or current debtor was, is and will be solvent under the foregoing standards, had, has and will have sufficient capital for carrying on their businesses, was, is and will be able to pay their debts as they mature, and had, has and will have sufficient assets to satisfy any probable money judgment against it in any pending action. There can be no assurance, however, as to whether a court would concur in such view.

LIQUIDITY OF THE NOTES

  The New Notes are being offered to the holders of the Old Notes. Although the Initial Purchaser currently makes a market in the Old Notes and has informed the Company that it currently intends to make a market in the New Notes, it is not obligated to do so, and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the Nasdaq National Market System.

                                  THE COMPANY

  The Company is the largest office products wholesaler in the United States. As a result of the Merger of the Company with ASI on March 30, 1995, the Company's net sales on a pro forma basis for 1994 were approximately $2.0 billion and for the three months ended March 31, 1995 were approximately $0.6 billion. Through its extensive office products catalogs, the Company markets a full line of over 25,000 (post-consolidation) branded and private brand office products, including traditional office supplies; office furniture and desk accessories; office machines, equipment and supplies; computer hardware, peripherals and supplies; and facilities management supplies, including sanitation products and janitorial items. These products are offered through a network of 39 (post-consolidation) strategically located distribution centers to over 14,000 resellers, consisting principally of commercial dealers and contract stationers, retail dealers, superstores, mail order companies and mass merchandisers.

  Although the office products distribution industry has seen many changes over the past decade, including the growth of national superstores and a consolidation among wholesalers, dealers and contract stationers, large national wholesalers have continued to perform a significant role in the distribution of office products. For manufacturers, the wholesaler provides wide market coverage, assumes credit risk, carries inventory and processes smaller orders than manufacturers can economically service. In addition, wholesalers provide resellers with prompt service and delivery, a source for filing small quantity orders and the opportunity to obtain credit, minimize investment in inventory and access marketing resources and technical support.

  The Company is currently engaged in implementing its consolidation plan to integrate the two separate office products wholesale businesses conducted by the Company and ASI prior to the Acquisition. See "Business -- Consolidation Plan and Benefits of the Acquisition" and "Risk Factors --Implementation of Consolidation Plan." The Company is a wholly owned subsidiary of United, which has no operations independent of those of the Company.

  The Company was incorporated in Illinois in 1922, and United was incorporated in Delaware in 1981. The principal executive offices of the Company and United are each located at 2200 East Golf Road, Des Plaines, Illinois 66016-1267, telephone number (708) 699-5000.

                                USE OF PROCEEDS

  There will be no cash proceeds to the Company or United from the exchange pursuant to the Exchange Offer. The net proceeds to the Company from the sale of the Old Notes were $144.5 million (after approximately $5.5 million in estimated fees and expenses related to the offering). Such net proceeds were used (i) to repay the Bridge Loan in the principal amount of $130.0 million, plus accrued interest thereon of approximately $1.6 million, (ii) to repay approximately $6.5 million of the outstanding amounts under the Term Loan Facilities and (iii) for general corporate purposes. In the event the necessary consents are obtained, the Company is permitted under its lending arrangements to dividend to United an amount sufficient to redeem the Series B Preferred Stock of United. A portion of the proceeds from the sale of the Old Notes would be used if the Company determines to make such a dividend. The lenders under the Bridge Loan were The Roebling Fund, a statutory business trust, and Chase Bank, each of which is an affiliate of the Initial Purchaser. The lenders under the Term Loan Facility and the Revolving Credit Facility also include Chase Bank. For further information regarding the Bridge Loan and the New Credit Facilities, see "Financing the Acquisition."

                                THE ACQUISITION

  On March 30, 1995, pursuant to the Merger Agreement and in accordance with the terms of the Offer to Purchase, Associated purchased 92.5% of the outstanding Shares at a purchase price of $15.50 per share, or approximately $266.6 million in the aggregate, pursuant to the Offer that expired on March 22, 1995. On March 30, 1995, at the time (the "Effective Time") the Mergers were consummated, Associated and ASI merged with and into United and the Company, respectively, and United and the Company continued as the respective surviving corporations. For a discussion of the financing of the Acquisition, see "Financing the Acquisition" and "Ownership of Voting Securities."

  At the Effective Time of the Merger, (i) each Share (other than those Shares owned by Associated or its affiliates (the "Associated-Owned Shares"), Shares held by United or its subsidiaries (the "Treasury Shares") (which were canceled) and Shares as to which statutory appraisal rights were validly exercised and perfected in respect of the Merger and not withdrawn (the "Dissenting Shares")) remained outstanding and unaffected by the Merger, (ii) each share of Class A Common Stock, $0.01 par value, and Class B Common Stock, $0.01 par value (collectively, the "Associated Common Stock"), of Associated outstanding immediately prior to the Merger was converted into 3.446286 Shares and each warrant or option to acquire shares of Associated Common Stock outstanding immediately prior to the Merger was converted into the right to purchase 3.446286 Shares for each share of Associated Common Stock into which such warrant or option was exercisable immediately prior to the Merger, (iii) each outstanding share of Class A Preferred Stock, $0.01 par value, of Associated was converted into one share of Series A Preferred Stock, $0.01 par value (the "Series A Preferred Stock"), of United, (iv) each outstanding share of Class B Preferred Stock, $0.01 par value, of Associated was converted into one share of Series B Preferred Stock, $0.01 par value (the "Series B Preferred Stock"), of United, and (v) each outstanding share of Class C Preferred Stock, $0.01 par value, of Associated was converted into one share of Series C Preferred Stock, $0.01 par value (the "Series C Preferred Stock"), of United. In addition, prior to consummation of the Merger, the Company made adjustments to all stock options held by executive officers and directors of United such that such options were redeemed at the Effective Time, with the holders thereof being entitled to receive cash in settlement thereof. As used herein, the term "Shares" includes shares of Nonvoting Common Stock, $0.01 par value, of United, which are immediately convertible into Shares for no additional consideration.

  Immediately following the Merger, the number of outstanding Shares was 5,998,077 (or 6,973,720 on a fully-diluted basis), of which (i) the former holders of Associated Common Stock and warrants or options to purchase Associated Common Stock in the aggregate owned 4,603,333 Shares constituting approximately 76.8% of the outstanding Shares and outstanding warrants or options for 975,643 Shares (collectively 80.0% on a fully-diluted basis) and
(ii) pre-Merger holders of Shares (other than Associated-Owned Shares and Treasury Shares) in the aggregate owned 1,394,744 Shares constituting approximately 23.2% of the outstanding Shares (or 20.0% on a fully-diluted basis).

  Upon consummation of the Merger, seven of the nine directors of United serving prior thereto were replaced by nominees designated by Associated. Such directors designated by Associated comprise the persons who were the directors of Associated prior to the Acquisition. See "Management."

  Prior to the Acquisition, Associated, through its wholly owned subsidiary, ASI, was engaged in the wholesale distribution of a broad line of office products. Associated and ASI were formed in January 1992 and August 1991, respectively, by Wingate Partners.

                                 CAPITALIZATION

  The following table sets forth the historical short-term debt and capitalization of United as of March 31, 1995 and as adjusted as of March 31, 1995 to give pro forma effect to the issuance and subsequent exchange of Old Notes and the application of the net proceeds therefrom to repay in full the Bridge Loan incurred in connection with the Acquisition, assuming necessary consents are obtained, to redeem all of the outstanding shares of Series B Preferred Stock and to reduce outstanding amounts borrowed under the Term Loan Facilities to the extent of the remaining net proceeds. See "Use of Proceeds." United, which has no operations independent of those of the Company, unconditionally guarantees the Notes on a senior subordinated basis. The table should be read in conjunction with "Pro Forma Combined Financial Information."

                                              HISTORICAL         PRO FORMA
                                           AT MARCH 31, 1995 AT MARCH 31, 1995
                                           ----------------- -----------------
                                                  (DOLLARS IN THOUANDS)
                                                       (UNAUDITED)
Current maturities of long-term debt......     $  17,138         $  16,618
                                               =========         =========
Long-term debt, excluding current maturi-
 ties:
  Revolving Credit Facility...............     $ 199,708         $ 199,071
  Term Loan Facilities....................       184,000           178,020
  Bridge Loan.............................       130,000               --
  Senior Subordinated Notes...............           --            150,000
  Other Long-Term Debt....................        42,011            42,011
                                               ---------         ---------
    Total long-term debt..................       555,719           569,102
                                               ---------         ---------
Redeemable preferred stock:
  Class A/Series A........................         6,950             6,950
  Class B/Series B........................         6,724               --
  Class C/Series C........................        10,087            10,087
                                               ---------         ---------
    Total redeemable preferred stock......        23,761            17,037
                                               ---------         ---------
Redeemable warrants.......................        11,879            11,879
                                               ---------         ---------
Total stockholders' equity................        45,459            45,459
                                               ---------         ---------
Total capitalization......................     $ 653,956         $ 660,095
                                               =========         =========

                    PRO FORMA COMBINED FINANCIAL INFORMATION

  The accompanying unaudited Pro Forma Combined Financial Statements are based on the historical financial statements of Associated and United after giving effect to (i) the purchase accounting and other merger related adjustments relating to the Acquisition and (ii) the issuance and sale of the Old Notes and the application of the net proceeds therefrom to repay in full the Bridge Loan incurred in connection with the Acquisition and, assuming necessary consents are obtained, to redeem all of the outstanding shares of Series B Preferred Stock and to reduce outstanding amounts borrowed under the Term Loan Facilities to the extent of the remaining net proceeds, all as described in Notes to Pro Forma Combined Financial Information. The Pro Forma Balance Sheet is presented giving effect to the issuance and sale of the Old Notes and the refinancing of certain debt and redemption of certain preferred stock to be effected with the proceeds thereof as if all such transactions had been consummated on December 31, 1994. The Pro Forma Combined Income Statement for the year ended December 31, 1994 is presented giving effect to (i) the Acquisition as if it had been consummated on January 1, 1994 and (ii) the refinancing of certain debt and redemption of certain preferred stock to be effected with the proceeds from the Old Notes as if such refinancing and redemption had been consummated one month after consummation of the Acquisition.

  Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes with Associated as the acquiring corporation. Accordingly, the Pro Forma Balance Sheet as of March 31, 1995 for United reflects the consolidated balances of Associated and United, including the preliminary purchase price allocation, which may be revised at a later date, and other Merger-related adjustments, the Pro Forma Combined Income Statement for the year ended December 31, 1994 combines Associated for its fiscal year ended December 31, 1994 with United for its twelve month period ended November 30, 1994 and the Pro Forma Combined Income Statement for the three months ended March 31, 1995 combines Associated for the three months ended March 31, 1995 with United for the three months ended February 28, 1995. United's historical statement of income previously reported on a fiscal year ended August 31, 1994 has been adjusted to reflect the twelve month period ended November 30, 1994.

  The unaudited Pro Forma Combined Financial Statements are intended for informational purposes only and are not necessarily indicative of the future financial position or future results of operations of United after the Acquisition, or of the financial position or results of operations of United that would have actually occurred had the Acquisition occurred on the date or been in effect for the period presented.

  Pro forma interest expense included in the Pro Forma Combined Income Statement is based on historical interest rates in effect during the year ended December 31, 1994 and the three months ended March 31, 1995 in calculating the basis for variable rates. Average 30-day LIBOR in effect for the year ended December 31, 1994 ranged from 3.15% to 6.09% and for the three months ended March 31, 1995 was 6.125%. The average prime rate during the three months ended March 31, 1994 was 6.02%. In comparison, at March 31, 1995, the prime rate was 9.0%. If the March 31, 1995 interest rates were used as base interest rates instead of the historical rates, pro forma interest expense for United would amount to $56.1 million instead of $48.8 million for the year ended December 31, 1994. Each 1/8 of 1% change in the base interest rate for variable rate debt has a $521 thousand effect on annual pro forma interest expense for United. In April 1995, the Company entered into three-year interest rate protection arrangements totaling $200,000,000 pursuant to which the Company (i) is protected to the extent that the 3-month LIBOR interest rate exceeds 8.0% and (ii) is liable to the extent that such interest rate drops below 6.0%.

  The Pro Forma Combined Income Statement excludes (i) the extraordinary non-recurring write-off of approximately $2.4 million ($1.4 million net of tax benefit of $1.0 million) of financing costs and original issue discount relating to debt retired, (ii) a non-recurring charge for restructuring of approximately $9.8 million ($5.9 million net of tax benefit of $3.9 million) for costs expected to be incurred in connection with integration and transition (e.g., severance and the cost of closing certain facilities operated by Associated prior to the Merger) and (iii) compensation expense relating to employee stock options of approximately $1.5 million ($0.9 million net of tax benefit of $0.6 million). Pro forma net income available to common stockholders and net income per common and common equivalent share exclude the charge to retained earnings to adjust Redeemable Warrants to the put value, due to the non-recurring nature of this charge.

  The unaudited Pro Forma Combined Financial Statements and the accompanying notes should be read in conjunction with, and are qualified in their entirety by, the historical consolidated financial statements of United and Associated, including the related notes thereto, included elsewhere herein.

                             UNITED STATIONERS INC.

                            PRO FORMA BALANCE SHEET

                                 MARCH 31, 1995
                                  (UNAUDITED)
                             (DOLLARS IN THOUSANDS)

                                              UNITED
                                          STATIONERS INC.
                                           AT MARCH 31,    PRO FORMA      PRO
                                               1995       ADJUSTMENTS    FORMA
                                          --------------- -----------   --------
ASSETS
Current assets:
  Cash and cash equivalents..............    $ 21,611       $   --      $ 21,611
  Accounts receivable....................     201,056           --       201,056
  Inventories............................     396,085           --       396,085
  Other current assets...................      25,135           --        25,135
                                             --------       ------      --------
    Total current assets.................     643,887           --       643,887
Property, plant and equipment............     222,330           --       222,330
Goodwill.................................      71,628           --        71,628
Other assets.............................      38,104           --        38,104
                                             --------       ------      --------
TOTAL ASSETS.............................    $975,949       $   --      $975,949
                                             ========       ======      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.......................    $183,994       $   --      $183,994
  Accrued and other current liabilities..     102,129       (6,139)(a)    95,990
  Short-term debt and current maturities
   of
   long-term debt........................      17,138         (520)(b)    16,618
                                             --------       ------      --------
    Total current liabilities............     303,261       (6,659)      296,602
Deferred income taxes....................      31,469           --        31,469
Other liabilities........................       4,401           --         4,401
Total long-term debt.....................     555,719       13,383 (b)   569,102
Total redeemable preferred stock.........      23,761       (6,724)(c)    17,037
Redeemable warrants......................      11,879           --        11,879
Stockholders' equity.....................      45,459           --        45,459
                                             --------       ------      --------
TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY..................................    $975,949       $   --      $975,949
                                             ========       ======      ========

      See accompanying notes to Pro Forma Combined Financial Information.

              ASSOCIATED HOLDINGS, INC. AND UNITED STATIONERS INC.

                      PRO FORMA COMBINED INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1994
                                  (UNAUDITED)
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                            ASSOCIATED       UNITED
                          HOLDINGS, INC. STATIONERS INC.
                           FOR THE YEAR  FOR THE TWELVE
                              ENDED       MONTHS ENDED
                           DECEMBER 31,   NOVEMBER 30,    PRO FORMA    PRO FORMA
                               1994           1994       ADJUSTMENTS    COMBINED
                          -------------- --------------- -----------   ----------
Net sales...............    $ 477,445      $1,504,625      $   --      $1,982,070
Cost of sales...........      357,276       1,181,541       (3,208)(d)  1,535,609
                            ---------      ----------      -------     ----------
Gross profit............      120,169         323,084        3,208        446,461
Warehouse, distribution,
 selling, general and
 administrative
 expenses...............      103,020         284,484      (16,987)(e)    370,517
                            ---------      ----------      -------     ----------
Income from operations..       17,149          38,600       20,195         75,944
Interest expense, net...       (6,753)        (11,155)     (30,917)(f)    (48,825)
Other income, net.......          --               86          --              86
                            ---------      ----------      -------     ----------
Income before income
 taxes..................       10,396          27,531      (10,722)        27,205
Income taxes............        3,993          10,763       (4,289)(g)     10,467
                            ---------      ----------      -------     ----------
Net income..............        6,403          16,768       (6,433)        16,738
Preferred Stock
 dividends issued and
 accrued................        2,193             --          (566)(h)      1,627
                            ---------      ----------      -------     ----------
Net income available to
 common stockholders....    $   4,210      $   16,768      $(5,867)    $   15,111
                            =========      ==========      =======     ==========
Net income per common
 and common equivalent
 share:
  Primary...............    $    3.51      $     0.90                  $     2.21
                            =========      ==========                  ==========
  Fully diluted.........    $    3.49      $     0.90                  $     2.21
                            =========      ==========                  ==========
Weighted average common
 and common equivalent
 shares:
  Primary...............    1,199,000      18,589,209                   6,844,597
                            =========      ==========                  ==========
  Fully diluted.........    1,205,000      18,589,209                   6,844,597
                            =========      ==========                  ==========
OPERATING AND OTHER
 DATA:
  EBITDA*...............    $  23,505      $   60,100      $25,966     $  109,571
  EBITDA margin**.......          4.9%            4.0%         --             5.5%
  Depreciation and
   amortization.........    $   6,356      $   21,414      $ 5,771     $   33,541
  Capital expenditures,
   net..................          554           9,955          --          10,509
  Ratio of EBITDA to
   interest expense.....          3.5x            5.3x         --             2.2x
  Ratio of earnings to
  fixed charges***......          2.4x            3.0x         --             1.5x

- --------
  * EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
 ** EBITDA margin represents EBITDA as a percentage of net sales.
*** For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense, net of interest income, including amortization of discount and financing costs and one-third of the operating rental expense which Management believes is representative of the interest component of rent expense.

      See accompanying notes to Pro Forma Combined Financial Information.

              ASSOCIATED HOLDINGS, INC. AND UNITED STATIONERS INC.

                      PRO FORMA COMBINED INCOME STATEMENT

                   FOR THE THREE MONTHS ENDED MARCH 31, 1995
                                  (UNAUDITED)
            (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                            ASSOCIATED       UNITED
                          HOLDINGS, INC. STATIONERS INC.
                             FOR THE      FOR THE THREE
                           THREE MONTHS   MONTHS ENDED
                              ENDED       FEBRUARY 28,    PRO FORMA    PRO FORMA
                          MARCH 31, 1995      1995       ADJUSTMENTS   COMBINED
                          -------------- --------------- -----------   ---------
Net sales...............    $ 137,272      $  431,640      $   --      $ 568,912
Cost of sales...........      103,568         341,011         (802)(d)   443,777
                            ---------      ----------      -------     ---------
Gross profit............       33,704          90,629          802       125,135
Warehouse, distribution,
 selling, general
 and administrative
 expenses...............       28,949          75,191       (5,749)(i)    98,391
Restructuring charge....        9,759             --        (9,759)(j)       --
                            ---------      ----------      -------     ---------
Income (loss) from
 operations.............       (5,004)         15,438       16,310        26,744
Interest expense, net...       (2,203)         (3,191)      (8,904)(k)   (14,298)
Other income, net.......          --               20          --             20
                            ---------      ----------      -------     ---------
Income (loss) before
 income taxes and
 extraordinary item.....       (7,207)         12,267        7,406        12,466
Income taxes (benefit)..       (2,973)          4,905        2,962 (g)     4,894
                            ---------      ----------      -------     ---------
Income (loss) before
 extraordinary item.....       (4,234)          7,362        4,444         7,572
Extraordinary item......       (1,449)            --         1,449 (l)       --
                            ---------      ----------      -------     ---------
Net income (loss).......       (5,683)          7,362      $ 5,893         7,572
Preferred Stock
 dividends issued and
 accrued................          573             --          (142)(h)       431
                            ---------      ----------      -------     ---------
Net income (loss)
 available to common
 stockholders               $  (6,256)     $    7,362      $ 6,035     $   7,141
                            =========      ==========      =======     =========
Net income (loss) per
 common and common
 equivalent share
 (primary and fully
 diluted):
 Income (loss) before
  extraordinary item....    $   (0.80)     $     0.40                  $    1.04
 Extraordinary item.....        (0.24)            --                         --
                            ---------      ----------                  ---------
 Net income (loss) per
  common and common
  equivalent share......    $   (1.04)     $     0.40                  $    1.04
                            =========      ==========                  =========
Weighted average common
 and common equivalent
 shares:
 Primary................    5,998,077      18,595,600                  6,894,076
                            =========      ==========                  =========
 Fully diluted..........    5,998,077      18,595,600                  6,898,757
                            =========      ==========                  =========
OPERATING AND OTHER
 DATA:
 EBITDA*................    $   6,228      $   20,855      $17,752     $  35,076
 EBITDA margin**........          4.5%            4.8%         --            6.2%
 Depreciation and
  amortization..........    $   1,473      $    5,397      $ 1,442     $   8,312
 Capital expenditures,
  net...................          182           3,062          --      $   3,244
 Ratio of EBITDA to
  interest expense......          2.8x            6.5x         --            2.5x
 Ratio of earnings to
  fixed charges***......          2.0x            4.2x         --            1.8x

- --------
  * EBITDA is defined as earnings before interest, taxes, depreciation and amortization and restructuring charge and extraordinary item and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
 ** EBITDA margin represents EBITDA as a percentage of net sales.
*** For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes and extraordinary item plus restructuring and fixed charges. Fixed charges consist of interest expense, net of interest income, including amortization of discount and financing costs and one-third of the operating rental expense which Management believes is representative of the interest component of rent expense.

      See accompanying notes to Pro Forma Combined Financial Information.

              ASSOCIATED HOLDINGS, INC. AND UNITED STATIONERS INC.

               NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

  The Pro Forma Combined Financial Statements have been prepared giving effect to the following:

  (1) Associated acquired 92.5% of United's outstanding Shares for $15.50 per Share, or an aggregate of approximately $266.6 million.

  (2) Outstanding options to purchase United's Shares were retired for $15.50 per share less the exercise price, or an aggregate of approximately $3.0 million.

  (3) Certain pre-Merger stockholders of Associated purchased 340,158 new shares of Associated Common Stock for $12.0 million prior to the Merger.

  (4) As a result of the Acquisition, stockholders of United whose Shares were not acquired in the Offer hold a 20.0% ownership interest in United after the Merger on a fully diluted basis. Chase Manhattan Investment Holdings, Inc. ("CMIHI") received a 2.0% ownership interest in United on a fully diluted basis and received an additional 2.0% ownership interest shortly after the issuance of the Old Notes. The remaining 76.0% of Shares of United on a fully diluted basis were allocated pro rata to pre-Merger holders of Associated Common Stock and warrants or options exercisable for Associated Common Stock. Shares of Associated Common Stock were converted into Shares of United in the Merger.

  (5) The total purchase price for United, including the ownership interest held by the pre-Merger stockholders of United, based on the per share price of $15.50, plus transaction costs of $6.2 million was approximately $294.5 million. The purchase price has been preliminarily allocated to the net assets of United based on estimated fair values at the date of acquisition with the excess of cost over fair value allocated to goodwill. The purchase price allocation to property, plant and equipment is amortized over the estimated useful lives ranging from 3 to 40 years. Goodwill is amortized over 40 years.

    The total purchase price of United by Associated and its allocation to assets and liabilities acquired on a preliminary basis is as follows:

     Purchase price:
       Price of United Shares purchased by Associated................ $ 266,629
       Fair value of United Shares not acquired in Offer.............    21,618
       Transaction costs ............................................     6,225
                                                                      ---------
         Total purchase price........................................ $ 294,472
                                                                      =========
     Allocation of purchase price on a preliminary basis:
       Current assets................................................ $ 509,610
       Property, plant and equipment.................................   178,005
       Goodwill......................................................    71,076
       Other assets..................................................     9,253
       Liabilities assumed...........................................  (473,472)
                                                                      ---------
         Total purchase price........................................ $ 294,472
                                                                      =========

  (6) The accrual by United on a pre-Merger basis of severance payments to be made to United's management personnel under existing employment contracts is assumed to have totaled $17.9 million. The non-recurring charge to net income recorded by United on a pre-Merger basis (i.e., in the period immediately preceding the period covered by the Pro Forma Combined Income Statement) for severance payments, the retirement of outstanding options to purchase Shares of United, transaction related costs incurred by United, fees for letters of credit related to severance payments, and prepayment penalties related to certain debt of United is assumed to have totaled $17.1 million, net of the tax benefit.

              ASSOCIATED HOLDINGS, INC. AND UNITED STATIONERS INC.

                                  (UNAUDITED)
  (7) For purposes of determining the put value of Lender Warrants ("Redeemable Warrants") and the value of employee stock options ("Options"), the quoted market price of Shares of United at the date of the Acquisition is assumed to have been $15.50 per share.

  (8) The net proceeds from the offering of Old Notes are assumed to have been used to refinance the Subordinated Bridge Facility in full and to reduce outstanding amounts under the Term Loan Facilities. On the assumption that necessary consents are obtained, the remaining net proceeds are assumed to have been used to redeem all outstanding shares of Series B Preferred Stock.

  (9) Pro forma interest expense has been calculated based upon pro forma debt levels and the applicable interest rates. The Subordinated Bridge Facility, which carries a variable interest rate based on the prime rate, is assumed to be outstanding for one month after the consummation of the Merger. Pro forma interest expense on the Subordinated Bridge Facility was calculated using an average prime rate of 6.0%. One month after the closing date, the Subordinated Bridge Facility is assumed to have been refinanced with a portion of the proceeds from the Old Notes carrying an assumed fixed interest rate of 12.75%. For the Term Loan Facilities and the Revolving Credit Facility, pro forma interest expense was calculated on a monthly basis using as a base interest rate the average historical 30-day LIBOR in effect for the month. Average monthly LIBOR in effect for the year ended December 31, 1994 ranged from 3.15% to 6.09% and for the three months ended March 31, 1995 was 6.125%. Using 30-day LIBOR and the prime rate each as of March 31, 1995 (6.125% and 9.0%, respectively) as the base interest rates would increase pro forma interest expense by $7.3 million for the year ended December 31, 1994. Each 1/8 of 1% change in the base interest rate for variable rate debt has a $521 thousand effect on annual pro forma interest expense.

  (10) Estimated cost savings of $26 million that the Company expects to realize from the actions that Management has committed to undertake pursuant to its consolidation plan that has been approved by the Board of Directors of the Company have been reflected in the Pro Forma Combined Income Statement as if the Company's consolidation plan had been implemented in full as of January 1, 1994. The Company plans to implement its consolidation plan over a 12-month period following the Acquisition. See footnotes (d), (e) and (i) below. See "Business -- Consolidation Plan and Benefits of the Acquisition" and "Risk
       Factors -- Consolidation Plan."

  (11) Income taxes have been provided for all adjustments at an assumed rate of 40.0%.

  (12) In computing per share information, dividends on preferred stock are assumed to have been paid in preferred shares at the rate of 13.0% per annum for Series A Preferred Stock and 10.0% per annum for Series B and Series C Preferred Stock. Series B Preferred Stock is assumed to have been outstanding for only one month. The preferred stock dividends reduce the net income available to common stockholders by $1.6 million for the year ended December 31, 1994 and $0.4 million for the three months ended March 31, 1995.

              ASSOCIATED HOLDINGS, INC. AND UNITED STATIONERS INC.

                                  (UNAUDITED)

  Pro forma adjustments have been made to the Pro Forma Balance Sheet to reflect the following (in thousands):

    (a) Reflects payment of accrued interest on debt retired and financing costs related to the offering of the Old Notes.

      Accrued interest................................................... $1,639
      Offering costs.....................................................  4,500
                                                                          ------
                                                                          $6,139
                                                                          ======

    (b) Reflects retirement of historical debt and issuance of new debt in connection with the Old Notes Offering and exchange of the Notes for Old Notes.

      Current maturities of long-term debt retired with a portion
       of the proceeds from the Old Notes offering................. $    (520)
                                                                    =========
      Debt retired with proceeds from the Old Notes offering....... $(136,617)
      Issuance and subsequent exchange of Old Notes................   150,000
                                                                    ---------
        Adjustments to long-term debt.............................. $  13,383
                                                                    =========

    (c) Reflects redemption of Series B Preferred Stock (assuming necessary consents are obtained).

  Pro forma adjustments have been made to the Pro Forma Combined Income Statement to reflect the following (in thousands):

    (d) Reflects estimated cost savings due to an increase in credits received from vendors as a result of increased purchase volumes with such vendors.

    (e) Reflects (i) estimated cost savings as a result of actions that United expects to undertake pursuant to a plan that has been approved by the Board of Directors of the Company and (ii) incremental depreciation and amortization. United's plan to achieve the cost savings includes eliminating eight redundant distribution centers, reducing corporate overhead and eliminating redundant sales representatives. The Company is committed to effect this plan within one year of the acquisition. See "Risk Factors -- Implementation of Consolidation Plan."

      Decrease in selling expenses due to reductions in combined sales force................................................... $ (3,840)
      Decrease in warehouse and distribution expenses due to closing
       of duplicate facilities.......................................   (8,873)
      Decrease in general and administrative expenses due to
       elimination of duplicate corporate overhead...................  (10,045)
                                                                      --------
      Aggregate decrease in expenses.................................  (22,758)
      Incremental amortization of goodwill...........................      662
      Incremental depreciation of plant, property and equipment......    5,109
                                                                      --------
                                                                      $(16,987)
                                                                      ========

              ASSOCIATED HOLDINGS, INC. AND UNITED STATIONERS INC.

        NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION -- (CONCLUDED)
                                  (UNAUDITED)

    (f) Adjusts interest expense for the following:

      Incremental interest expense on debt...........................  $(28,737)
      Amortization of financing costs and original issue discount
       relating to retired debt......................................     1,277
      Amortization of financing costs................................    (2,593)
      Accretion of interest on liability recorded relating to
       severance payments to be made to United's management personnel
       under existing employment contracts...........................      (864)
                                                                       --------
                                                                       $(30,917)
                                                                       ========

    (g) Reflects income tax effect of the pro forma adjustments.

    (h) Reflects adjustment of preferred stock dividends to reflect retirement of Series B Preferred Stock.

    (i) Reflects (i) estimated cost savings as a result of actions that United expects to undertake pursuant to a plan that has been approved by the Board of Directors of the Company, (ii) incremental depreciation and amortization. United's plan to achieve the cost savings includes eliminating eight redundant distribution centers, reducing corporate overhead and eliminating redundant sales representatives and (iii) elimination of the effect of compensation expense relating to employee stock options. The Company is committed to effect this plan within one year of the acquisition. See "Risk Factors -- Implementation of Consolidation Plan."

      Decrease in selling expenses due to reductions in combined sales force..........................................................  $  (960)
      Decrease in warehouse and distribution expenses due to closing
       of duplicate facilities........................................   (2,218)
      Decrease in general and administrative expenses due to
       elimination of duplicate corporate overhead....................   (2,511)
                                                                        -------
      Aggregate decrease in expenses..................................   (5,689)
      Incremental amortization of goodwill............................      165
      Incremental depreciation of plant, property and equipment.......    1,277
      Compensation expense related to employee stock options..........   (1,502)
                                                                        -------
                                                                        $(5,749)
                                                                        =======

    (j) Eliminates effect of a non-recurring charge for restructuring costs expected to be incurred in connection with integration and transition (e.g., severance and the cost of closing certain facilities operated by Associated prior to the Merger).

    (k) Adjusts interest expense for the following:

      Incremental interest expense on debt............................ $(8,359)
      Amortization of financing costs and original issue discount
       relating to retired debt.......................................     319
      Amortization of financing costs.................................    (648)
      Accretion of interest on liability recorded relating to
       severance payments to be made to United's management personnel
       under existing employment contracts............................    (216)
                                                                       -------
                                                                       $(8,904)
                                                                       =======

    (l) Eliminates effect of the non-recurring write-off of financing costs and original issue discount relating to debt which was retired.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  Set forth below and on the next page is selected historical financial information for United and Associated. United, which has no operations independent of the Company, unconditionally guarantees the Notes on a senior subordinated basis. Associated had no operations independent of those of ASI.

UNITED -- HISTORICAL

  The selected consolidated financial information of United set forth below for each of the fiscal years in the five-year period ended August 31, 1994 has been derived from the financial statements of United, which have been audited by Arthur Andersen LLP, independent public accountants. The summary financial information for the six-month periods ended February 28, 1994 and 1995 is unaudited and in the opinion of Management reflects all adjustments considered necessary for a fair presentation of such data. The results of operations for any interim period are not necessarily indicative of results of operations for the fiscal year and should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Historical Results of Operations of United" and "--
 Historical Liquidity and Capital Resources of United" and the financial statements of United included elsewhere in this Prospectus.

                                                                                     SIX MONTHS
                                                                                        ENDED
                                        YEAR ENDED AUGUST 31,                       FEBRUARY 28,
                          ------------------------------------------------------  ------------------
                            1990      1991       1992        1993        1994       1994      1995
                          --------  --------  ----------  ----------  ----------  --------  --------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                     (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...............  $993,178  $951,109  $1,094,275  $1,470,115  $1,473,024  $740,585  $833,838
Cost of sales...........   768,948   732,401     848,588   1,125,596   1,150,123   573,251   658,252
                          --------  --------  ----------  ----------  ----------  --------  --------
 Gross profit on sales..   224,230   218,708     245,687     344,519     322,901   167,334   175,586
Operating expenses......   195,863   195,694     219,285     298,405     286,607   145,739   145,469
                          --------  --------  ----------  ----------  ----------  --------  --------
 Income from operations.    28,367    23,014      26,402      46,114      36,294    21,595    30,117
Interest expense, net...     7,350     6,082       6,503       9,550      10,461     4,984     6,226
Other income (expense),
 net....................       344       (14)        364         355         225        86        62
                          --------  --------  ----------  ----------  ----------  --------  --------
 Income before income
  taxes.................    21,361    16,918      20,263      36,919      26,058    16,697    23,953
Income taxes............     8,523     7,008       8,899      15,559      10,309     6,929     9,648
                          --------  --------  ----------  ----------  ----------  --------  --------
 Net income.............  $ 12,838  $  9,910  $   11,364  $   21,360  $   15,749  $  9,768  $ 14,305
                          ========  ========  ==========  ==========  ==========  ========  ========
Net income per common
 share..................  $   0.83  $   0.64  $     0.71  $     1.15  $     0.85  $   0.53  $   0.77
Cash dividends declared
 per share..............      0.40      0.40        0.40        0.40        0.40      0.20      0.20
OPERATING AND OTHER
 DATA:
EBITDA (1)..............  $ 43,851  $ 41,912  $   46,645  $   67,712  $   57,755  $ 32,089  $ 40,949
EBITDA margin (2).......       4.4%      4.4%        4.3%        4.6%        3.9%      4.3%      4.9%
Depreciation and
 amortization...........  $ 15,140  $ 18,912  $   19,879  $   21,243  $   21,236  $ 10,408  $ 10,770
Net capital
 expenditures...........    15,067    15,765       8,291      29,958      10,499     3,312     4,812
Ratio of earnings to
 fixed charges (3)......       3.5x      3.3x        3.4x        4.0x        3.0x      3.6x      4.2x
BALANCE SHEET DATA (AT
PERIOD END):
Working capital.........  $134,420  $135,347  $  214,611  $  216,074  $  239,827  $287,308  $262,725
Total assets............   401,661   409,958     601,465     634,786     618,550   655,029   700,235
Total debt and capital
 leases(4)..............    73,683    73,123     150,728     150,251     155,803   209,955   198,485
Stockholders'
 investment.............   177,777   181,584     223,387     237,697     246,010   243,831   256,541

- --------
(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(2) EBITDA margin represents EBITDA as a percentage of net sales.
(3) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes plus fixed charges. Fixed charges consist of interest expense, net, including amortization of discount and financing costs and one-third of the operating rental expense which Management believes is representative of the interest component of rent expense.
(4) Total Debt and Capital Leases is defined as long-term debt including current maturities but excluding original issue discount.

ASSOCIATED -- HISTORICAL

  The selected consolidated financial information of Associated set forth below with respect to the years ended December 31, 1994 and 1993 and the period from January 31, 1992 (when certain of the assets and certain liabilities of ASI were acquired (the "Boise Transaction") from the Wholesale Division of Boise Cascade Office Products Corporation ("BCOP")) through December 31, 1992 has been derived from and should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Historical Results of Operations of Associated" and "-- Historical Liquidity and Capital Resources of Associated" and the financial statements of Associated included elsewhere in this Prospectus, which have been audited by Arthur Andersen LLP, independent public accountants. The data at and for the years ended December 31, 1990 and 1991 and the one month ended January 31, 1992 are derived from the unaudited financial statements of BCOP for such periods. Associated has accounted for the Boise Transaction using the purchase method of accounting. There are material operational and accounting differences between BCOP and Associated resulting from the Boise Transaction. Accordingly, the historical financial data of BCOP may not be comparable in all material respects with data of Associated. The data at and for the three months ended March 31, 1994 and 1995 are unaudited and in the opinion of Management reflect all adjustments considered necessary for a fair presentation of such data. On March 30, 1995, Associated was merged with United. Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes, with Associated as the acquiring corporation. Therefore, the data for the three months ended March 31, 1994 and 1995 reflect the financial information of Associated only. The data at March 31, 1995 reflect the consolidated balances of Associated and United. The data at March 31, 1994 reflect Associated only.

                                PREDECESSOR(1)(2)                            ASSOCIATED
                          ------------------------------- ---------------------------------------------------
                                               JANUARY 1   JANUARY 31
                             YEAR ENDED           TO           TO         YEAR ENDED         THREE MONTHS
                            DECEMBER 31,      JANUARY 31, DECEMBER 31,   DECEMBER 31,       ENDED MARCH 31,
                          ------------------  ----------- ------------ ------------------  ------------------
                          1990(3)   1991(4)     1992(5)       1992       1993      1994      1994      1995
                          --------  --------  ----------- ------------ --------  --------  --------  --------
                          (DOLLARS IN THOUSANDS, EXCEPT            (DOLLARS IN THOUSANDS, EXCEPT
                                 PER SHARE DATA)                          PER SHARE DATA)
                                   (UNAUDITED)                                                (UNAUDITED)
INCOME STATEMENT DATA:
Net sales...............  $443,547  $411,343    $39,016     $365,944   $462,531  $477,445  $123,850  $137,272
Cost of goods sold......   331,223   308,090     29,874      276,546    350,251   357,276    94,162   103,568
                          --------  --------    -------     --------   --------  --------  --------  --------
 Gross profit...........   112,324   103,253      9,142       89,398    112,280   120,169    29,688    33,704
Operating expenses(6)...    90,773    88,374      7,723       79,889    102,274   103,020    26,752    38,708
                          --------  --------    -------     --------   --------  --------  --------  --------
 Income (loss) from
  operations............  $ 21,551  $ 14,879    $ 1,419        9,509     10,006    17,149     2,936    (5,004)
                          ========  ========    =======
Interest expense........       --        --         --         4,782      6,263     6,753     1,732     2,203
                                                            --------   --------  --------  --------  --------
 Income (loss) before
  income taxes and
  extraordinary item....       --        --         --         4,727      3,743    10,396     1,204    (7,207)
Income taxes (benefit)..       --        --         --         1,777        781     3,993       462    (2,973)
                                                            --------   --------  --------  --------  --------
Income (loss) before ex-
 traordinary item.......       --        --         --         2,950      2,962     6,403       742    (4,234)
Extraordinary item......       --        --         --         --         --        --        --       (1,449)
                                                            --------   --------  --------  --------  --------
 Net income (loss)......       --        --         --      $  2,950   $  2,962  $  6,403  $    742  $ (5,683)
                                                            ========   ========  ========  ========  ========
Fully diluted earnings
 per common share.......       --        --         --      $   1.32   $   0.78  $   3.51  $   0.05  $  (1.04)
Cash dividends declared
 per share..............       --        --         --            --         --        --        --        --
OPERATING AND OTHER
 DATA:
EBITDA (7)..............  $ 24,511  $ 18,028    $ 1,661     $ 14,875   $ 16,481  $ 23,505  $  4,525  $  6,228
EBITDA margin (8).......       5.5%      4.4%       4.3%         4.1%       3.6%      4.9%      3.7%      4.5%
Depreciation and
 amortization...........  $  2,960  $  3,149    $   242       $5,366     $6,475    $6,356  $  1,589  $  1,473
Capital expenditures,
 net....................     8,129       273        (36)       4,289      3,273       554       242       182
Ratio of earnings to
 fixed charges (9)......       --        --         --          1.89x      1.52x     2.35x     1.61x      2.0x

                          PREDECESSOR(1)                    ASSOCIATED
                         ----------------- --------------------------------------------
                                       AT DECEMBER 31,                  AT MARCH 31,
                         -------------------------------------------- -----------------
                         1990(3)  1991(4)    1992     1993     1994     1994     1995
                         -------- -------- -------- -------- -------- -------- --------
                                        (DOLLARS IN THOUSANDS)
                            (UNAUDITED)                                  (UNAUDITED)
BALANCE SHEET DATA:
Working capital......... $ 60,726 $ 54,373 $ 46,396 $ 57,302 $ 56,454 $ 56,878 $340,626
Total assets............  151,432  140,756  179,069  190,979  192,479  172,250  975,949
Total debt and capital
 leases (10)............      --       --    78,297   86,350   64,623   70,523  572,857
Redeemable preferred
 stock..................      --       --    18,949   20,996   23,189   21,530   23,761
Redeemable warrants.....      --       --     1,435    1,435    1,650    1,667   11,879
Total stockholders' or
 predecessor division
 equity.................  102,871   93,642   10,466   11,422   24,775   20,611   45,459

- -------
(1) The capital structure and accounting basis of the assets and liabilities of the predecessor of ASI, BCOP, differ from those of Associated and ASI. Accordingly, certain of the financial information for periods before January 31, 1992 is not comparable to that for periods after January 31, 1992 and therefore is not presented in this table.
(2) The Predecessor operated as a segment of BCOP. BCOP did not allocate income tax or interest expense to the Predecessor. Accordingly, actual operating results for the Predecessor reflect only income from operations before interest expense and income taxes.
(3) Derived from the unaudited financial statements of BCOP at and for the year ended December 31, 1990.
(4) Derived from the unaudited financial statements of BCOP at and for the year ended December 31, 1991.

(5) Derived from the unaudited financial statements of BCOP for the one month ended January 31, 1992.
(6) Includes restructuring charge of $9.8 million for the three months ended March 31, 1995.
(7) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and restructuring charge and extraordinary item, and is presented because it is commonly used by certain investors and analysts to analyze and compare companies on the basis of operating performance and to determine a company's ability to service and incur debt. EBITDA should not be considered in isolation from or as a substitute for net income, cash flows from operating activities or other consolidated income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of profitability or liquidity.
(8) EBITDA margin represents EBITDA as a percentage of net sales.
(9) For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes and extraordinary item plus restructuring and fixed charges. Fixed charges consist of interest expense, net, including amortization of discount and financing costs and one-third of the operating rental expense which management believes is representative of the interest component of rent expense.
(10) Total debt and capital leases is defined as long-term debt including current maturities but excluding original issue discount, plus deferred obligations due to the holder of the Associated Class B redeemable preferred stock.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  Except as otherwise indicated, the following discussion and analysis of the results of operations and financial condition of United and Associated covers periods before completion of the Acquisition. Accordingly, the discussion and analysis of such periods does not reflect the significant impact that the Acquisition and the financing thereof will have on United after the Merger. See "Pro Forma Combined Financial Information" and "Business -- Consolidation Plan and Benefits of the Acquisition." United, which has no operations independent of those of the Company, unconditionally guarantees the Notes on a senior subordinated basis. Associated had no operations independent of those of ASI.

HISTORICAL RESULTS OF OPERATIONS OF UNITED

 General

  The Company was incorporated in 1922 under the name Utility Supply Co. and has operated under its present name since 1960. As part of the Company's business strategy, United acquired SDC in June 1992 in order to increase its share of the office products wholesale market. On March 30, 1995, Associated and United consummated the Acquisition.

  United's results of operations, expressed as the percentage which each line item represents of total net sales, for each of its fiscal years 1992, 1993 and 1994 and the six-month periods ended February 28, 1994 and 1995, are set forth below:

                                                                    FOR THE
                                                                  SIX MONTHS
                                               YEAR ENDED            ENDED
                                               AUGUST 31,        FEBRUARY 28,
                                            -------------------  --------------
                                            1992   1993   1994    1994    1995
                                            -----  -----  -----  ------  ------
NET SALES.................................  100.0% 100.0% 100.0%  100.0%  100.0%
COST OF SALES.............................   77.5   76.6   78.1    77.4    78.9
                                            -----  -----  -----  ------  ------
 Gross Profit on Sales....................   22.5   23.4   21.9    22.6    21.1
OPERATING EXPENSES:
 Warehousing, Marketing and Administrative
  Expenses................................   19.5   20.3   19.4    19.7    17.5
 Restructuring Charge.....................    0.6     --     --      --      --
                                            -----  -----  -----  ------  ------
 Income from Operations...................    2.4    3.1    2.5     2.9     3.6
OTHER INCOME (EXPENSES)
 Interest Expense.........................   (0.6)  (0.6)  (0.7)   (0.7)   (0.7)
 Interest Income..........................     --     --     --      --      --
 Other, Net...............................     --     --     --      --      --
                                            -----  -----  -----  ------  ------
 Income Before Income taxes...............    1.8    2.5    1.8     2.2     2.9
INCOME TAXES..............................    0.8    1.0    0.7     0.9     1.2
                                            -----  -----  -----  ------  ------
 Net Income...............................    1.0%   1.5%   1.1%    1.3%    1.7%
                                            =====  =====  =====  ======  ======

 Comparison of the Six Months Ended February 28, 1995 and 1994

  Net Sales. Net sales increased to $833.8 million in the first six months of fiscal 1995 from $740.6 million in the first six months of fiscal 1994, a 12.6% increase. This increase reflects growth in all geographic areas.

  Gross Profit on Sales. Gross profit on sales increased to $175.6 million in the first six months of fiscal 1995 from $167.3 million in the first six months of fiscal 1994, a 4.9% increase, due to growth in sales offset in part by a decrease in gross margin. Gross profit as a percent of net sales decreased to 21.1% in the first six months of fiscal 1995 from 22.6% in the first six months of fiscal 1994. The decrease reflects a shift in the sale of products to items that have lower gross margins such as computer-related products and products offered through special promotions. The margin in the first six months of fiscal 1995 is consistent with the margin achieved in the latter half of fiscal 1994. The higher rebates and allowances that affected gross profits in the first half of fiscal 1994 had become relatively stable during this period. United does not currently expect rebates and allowances will have a material negative impact in the foreseeable future.

  Operating Expenses. Operating expenses as a percent of net sales decreased to 17.5% in the first six months of fiscal 1995 from 19.7% in the first six months of fiscal 1994. The decrease is the result of streamlining United's work processes and reducing payroll and freight expense.

  Income From Operations. Income from operations increased to $30.1 million in the first six months of fiscal 1995 from $21.6 million in the first six months of fiscal 1994, a 39.5% increase. Income from operations as a percent of net sales increased to 3.6% in the first six months of fiscal 1995 from 2.9% in the first six months of fiscal 1994 for the reasons stated above.

  Income Before Income Taxes. Income before income taxes increased to $24.0 million in the first six months of fiscal 1995 from $16.7 million in the first six months of fiscal 1994, a 43.5% increase. Income before income taxes as a percent of net sales increased to 2.9% in the first six months of fiscal 1995 from 2.2% in the first six months of fiscal 1994.

  Net Income. Net income increased to $14.3 million in the first six months of fiscal 1995 from $9.8 million in the first six months of fiscal 1994, an increase of $4.5 million or 46.4%. Net income as a percentage of net sales increased to 1.7% in the first six months of fiscal 1995 from 1.3% in the first six months of fiscal 1994 for the reasons stated above.

 Comparison of the Fiscal Years Ended August 31, 1994 and 1993

  Net Sales. Net sales increased to $1,473.0 million in fiscal 1994 from $1,470.1 million in fiscal 1993, a 0.2% increase reflecting a slight increase in unit volume. Sales in the early part of fiscal 1994 were affected by a temporary drop in in-stock service levels and the discontinuing of nearly 12,000 items as a final step in the consolidation process of the June 1992 acquisition of SDC. Sales were also negatively impacted by the SDC acquisition-related operational disruptions in the west and southwest regions. Sales grew in the fourth quarter by 3.4%, reversing the decline experienced in the prior two quarters.

  Gross Profit on Sales. Gross profit on sales decreased to $322.9 million in fiscal 1994 from $344.5 million in fiscal 1993, a 6.3% decrease, due principally to a decrease in gross margin. Gross margin decreased to 21.9% in fiscal 1994 from 23.4% in fiscal 1993. The decline primarily reflects higher levels of rebates and volume allowances earned by United's customers as a result of ongoing consolidations. Gross margins over the last half of fiscal 1994 have been relatively stable reflecting the slowing pace of dealer consolidations. In addition, gross margin was affected by a LIFO charge (an increase to "cost of sales") of $2.2 million in fiscal 1994 versus LIFO income (a decrease to "cost of sales") of $4.7 million in fiscal 1993, and a shift in the sale of products to items that have lower gross margins.

  Operating Expenses. Operating expenses decreased to $286.6 million in fiscal 1994 from $298.4 million in fiscal 1993, a 4.0% decrease. Operating expenses as a percentage of net sales decreased to 19.4% in fiscal 1994 from 20.3% in fiscal 1993. The decrease is the result of streamlining United's work processes and reducing payroll and freight expense.

  Income From Operations. Income from operations decreased to $36.3 million in fiscal 1994 from $46.1 million in fiscal 1993, a 21.3% decrease, and as a percentage of net sales was 2.5% in fiscal 1994, compared with 3.1% in fiscal 1993, for the reasons stated above.

  Interest Expense. Interest expense increased to $10.7 million in fiscal 1994 from $9.8 million in fiscal 1993, an 8.9% increase, primarily due to additional debt incurred to support working capital and other capital expenditures.

  Income Before Income Taxes. Income before income taxes decreased to $26.1 million in fiscal 1994 from $36.9 million in fiscal 1993, a 29.4% decrease, for the reasons stated above.

  Certain interim expense and inventory estimates are recognized throughout the fiscal year relating to shrinkage, inflation and product mix. The results of the year-end close and physical inventory reflected a favorable adjustment with respect to such estimates, resulting in approximately $0.5 million of additional net income, which is reflected in the fourth quarter of fiscal 1994.

  Income Taxes. Income taxes decreased to $10.3 million in fiscal 1994 from $15.6 million in fiscal 1993, a $5.3 million decrease. The effective tax rates for 1994 and 1993 were 39.6% and 42.1%, respectively. The decrease is primarily due to the liquidation of a foreign subsidiary and a decrease in the effective state income tax rate, offset by an increase in the non-deductible losses in United's foreign operation and the non-deductible amortization of goodwill.

  Net Income. Net income decreased to $15.7 million in 1994 from $21.4 million in 1993, a decrease of $5.7 million, or 26.3%. Net income as a percentage of net sales decreased to 1.1% in 1994 from 1.5% in 1993 for the reasons stated above.

 Comparison of the Fiscal Years Ended August 31, 1993 and 1992

  Net Sales. Net sales increased to $1,470.1 million in fiscal 1993 from $1,094.3 million in fiscal 1992, a 34.3% increase. This increase was due to an increase in sales volume substantially attributable to the June 1992 acquisition of SDC.

  Gross Profit on Sales. Gross profit on sales increased to $344.5 million in fiscal 1993 from $245.7 million in fiscal 1992, a 40.2% increase, due to an increase in sales and gross margin. Gross margin increased to 23.4% in fiscal 1993 from 22.5% in fiscal 1992, caused by LIFO income (a decrease to "cost of sales") of $4.7 million in fiscal 1993 versus a LIFO charge (an increase to "cost of sales") of $2.7 million in fiscal 1992 and a favorable product mix.

  Operating Expenses. Operating expenses increased to $298.4 million in fiscal 1993 from $219.3 million in fiscal 1992, a 36.1% increase. Operating expenses as a percentage of net sales increased to 20.3% in fiscal 1993 from 20.1% in fiscal 1992. This increase was the result of higher expense levels associated with offering a free-freight marketing program to customers and costs related to temporarily managing the separate product offerings of United and SDC. In addition, United incurred delays in its SDC acquisition-related facilities consolidations, which resulted in additional expenses. Operating expenses for 1992 include a $5.9 million pre-tax restructuring charge related to severance payments and the closing of certain United facilities associated with the acquisition of SDC.

  Income From Operations. Income from operations increased to $46.1 million in fiscal 1993 from $26.4 million in fiscal 1992, a 74.7% increase, and as a percentage of net sales was 3.1% in fiscal 1993, compared with 2.4% in fiscal 1992, for the reasons stated above.

  Interest Expense. Interest expense increased to $9.8 million in fiscal 1993 from $7.0 in fiscal 1992, a 41.1% increase, primarily due to the full-year impact of the additional debt incurred in connection with the acquisition of SDC and the debt required to meet working capital and other capital expenditure needs.

  Income Before Income Taxes. Income before income taxes increased to $36.9 million in fiscal 1993 from $20.3 million in fiscal 1992, an 82.2% increase, for the reasons stated above.

  Certain interim expense and inventory estimates are recognized throughout the fiscal year relating to shrinkage, inflation and product mix. The results of the year-end close and physical inventory reflected a favorable adjustment with respect to such estimates, resulting in approximately $2.6 million of additional net income, which is reflected in the fourth quarter of fiscal 1993.

  Income Taxes. Income taxes increased to $15.6 million in fiscal 1993 from $8.9 million in fiscal 1992, a $6.7 million increase. The effective tax rates for the fiscal years ending August 31, 1993 and August 31, 1992 were 42.1% and 43.9%, respectively. The decrease is primarily due to a decline in the non-deductible losses in United's foreign operation and a decrease in the effective state tax rate, offset by an increase in the federal tax rate.

  Net Income. Net income increased to $21.4 million in 1993 from $11.4 million in 1992, an increase of $10.0 million, or 88.0%. Net income as a percentage of net sales increased to 1.5% in 1993 from 1.0% in 1992 for the reasons stated above.

HISTORICAL RESULTS OF OPERATIONS OF ASSOCIATED

 General

  Associated was formed by an investor group led by Wingate Partners in 1992 to effect the Boise Transaction, in which Associated purchased the wholesale office products operations of BCOP for approximately $87.1 million. The Boise Transaction was consummated through a combination of bank debt and equity financing.

  As part of Associated's strategy to increase sales, management has worked to expand Associated's geographical presence in order to increase market share. In 1992, Associated acquired Lynn-Edwards, a regional west coast office products wholesaler, for approximately $2.4 million, plus assumed liabilities of approximately $7.2 million. The Lynn-Edwards Acquisition added two distribution facilities. Associated also opened two new distribution facilities in 1992 and 1993 in the Chicago and Baltimore metropolitan markets, respectively. On March 30, 1995, Associated and United consummated the Acquisition.

  Associated's results of operations, expressed as the percentage which each line item represents of total net sales, for each of the periods ended December 31, 1992, 1993 and 1994 and the three months ended March 31, 1994 and 1995, are set forth below:

                                     11 MONTHS
                                        FROM     YEAR ENDED    THREE MONTHS
                                     INCEPTION    DECEMBER         ENDED
                                      THROUGH        31,         MARCH 31,
                                    DECEMBER 31, ------------  --------------
                                        1992     1993   1994    1994    1995
                                    ------------ -----  -----  ------  ------
NET SALES..........................    100.0%    100.0% 100.0%  100.0%  100.0%
COST OF GOODS SOLD.................     75.6      75.7   74.8    76.0    75.5
                                       -----     -----  -----  ------  ------
  Gross profit.....................     24.4      24.3   25.2    24.0    24.5
OPERATING EXPENSES:
 Warehouse and distribution
  expenses.........................     16.5      17.0   16.3    16.7    15.3
 Selling, general and
  administrative expenses..........      5.3       5.1    5.3     4.9     5.8
 Restructuring charge..............      --        --     --      --      7.1
                                       -----     -----  -----  ------  ------
  Income (loss) from operations....      2.6       2.2    3.6     2.4    (3.7)
INTEREST EXPENSE...................      1.3       1.4    1.4     1.4     1.6
                                       -----     -----  -----  ------  ------
  Income (loss) before income taxes
   and extraordinary item..........      1.3       0.8    2.2     1.0    (5.3)
INCOME TAXES (BENEFIT).............      0.5       0.2    0.9     0.4    (2.2)
  Extraordinary item...............      --        --     --      --     (1.0)
                                       -----     -----  -----  ------  ------
  Net income (loss)................      0.8%      0.6%   1.3%    0.6%   (4.1)%
                                       =====     =====  =====  ======  ======

 Comparison of the Three Months Ended March 31, 1995 and 1994

  Net Sales. Net sales were $137.3 million for the first quarter of 1995, a 10.8% increase over net sales of $123.9 million in the comparable period in 1994. The sales growth reflects increased unit volume.

  Gross Profit. Gross profit as a percent of net sales increased to 24.6% in the first quarter of 1995 from 24.0% in the first quarter of 1994. The increase reflects higher levels of vendor volume allowances and increased forward-buying efforts in anticipation of future price increases. The increase was partially offset by a higher level of volume allowances earned by Associated's customers.

  Operating Expenses. Operating expenses as a percent of net sales increased to 28.2% in the first quarter of 1995 from 21.6% in the first quarter of 1994. The increase includes a $9.8 million Merger related restructuring charge in 1995. The decrease in operating expenses as a percent of net sales before the restructuring charge is primarily due to improved productivity and higher sales volume, partially offset by merger related compensation expense relating to the redemption of employee stock options of approximately $1.5 million ($0.9 million net of tax benefit). Operating expenses in the first quarter of 1995 as a percent of net sales before the restructuring charge and the compensation expense relating to the redemption of stock options were 20.0%.

  Income (Loss) from Operations. Income (loss) from operations as a percent of net sales was a negative 3.6% in the first quarter of 1995 (a positive 3.5% before the restructuring charge) compared with a positive 2.4% in the first quarter of 1994.

  Interest Expense. Interest expense increased to $2.2 million in the first quarter of 1995 from $1.7 million in 1994. The increase is primarily due to higher interest rates.

  Income (Loss) Before Income Taxes. Income (loss) before income taxes as a percent of net sales was a negative 5.3% in the first quarter of 1995 compared to a positive 1.0% in the first quarter of 1994. Net income (loss) before extraordinary items and preferred stock dividends was a negative $4.2 million (net income of $1.5 million before the restructuring charge) in the first quarter of 1995 compared to a positive $0.7 million in the first quarter of 1994. An extraordinary item, the loss on early retirement of debt related to the Merger of $2.4 million ($1.4 million after tax benefit), was recognized in the first quarter of 1995. The net income (loss) attributable to common stock after the extraordinary item was a negative $6.3 million (net loss of $0.5 million before the restructuring charge) in the first quarter of 1995 compared to a positive $0.2 million in the first quarter of 1994.

 Comparison of the Years Ended December 31, 1994 and 1993

  Net Sales. Net sales increased to $477.4 million in 1994 from $462.5 million in 1993, a 3.2% increase, primarily as a result of inclusion in 1994 of the full year of sales from Associated's new Baltimore distribution facility and increased unit sales volume to existing Associated customers as, in management's estimation, Associated's customers channeled more of their purchasing through Associated with the goal of reducing their internal inventory levels.

  Gross Profit. Gross profit increased to $120.2 million in 1994 from $112.3 million in 1993, a 7.0% increase, primarily due to increased unit volume as well as Associated's lower net cost of goods, as a percentage of sales, resulting from increased allowances granted to Associated by its suppliers. Management of Associated believes improvement in vendor allowances was due to competition among Associated's vendors that resulted in increased purchasing leverage. The increase in gross profit also resulted in part from Associated's increased forward-buying efforts, as management better identified and utilized product pricing opportunities available in the marketplace. Gross profit increases were partially offset by increased allowances extended by Associated to its customers in response to increased competition.

  Warehouse and Distribution Expenses. Warehouse and distribution expenses decreased to $77.9 million in 1994 from $78.5 million in 1993, a 0.8% decrease, due to management's increased emphasis on improved productivity through manpower planning programs including (i) staggered work hours, (ii) personnel redeployment and (iii) operational analysis. An additional contributor to this decrease was the reduction in delivery costs, as a percentage of net sales, through the continued evaluation and refinement of delivery routes.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased to $25.2 million in 1994 from $23.8 million in 1993, a 5.8% increase, mostly attributable to lump-sum incentive awards earned in 1994 by employees and management based on Associated's increased level of profitability.

  Income From Operations. Income from operations increased to $17.1 million in 1994 from $10.0 million in 1993, a 71.4% increase, and as a percentage of net sales was 3.6% in 1994, compared with 2.2% in 1993, for the reasons stated above.

  Interest Expense. Interest expense increased to $6.8 million in 1994 from $6.3 million in 1993, a 7.8% increase, as a result of an increase in the weighted average interest rate on the Old Associated Revolver (as hereinafter defined) in effect during the year from 7.75% in 1993 to 8.90% in 1994, which was offset in part by a reduction in average revolving debt balances to $39.6 million in 1994 from $46.9 million in 1993.

  Income Before Income Taxes. Income before income taxes increased to $10.4 million in 1994 from $3.7 million in 1993, a 177.7% increase, for the reasons stated above.

  Income Taxes. Income taxes increased to $4.0 million in 1994 from $0.8 million in 1993, a $3.2 million increase. The effective tax rates for 1994 and 1993 were 38.4% and 20.9%, respectively. The increase in rate was due primarily to the effect of the change in the amount of tax valuation allowances.

  Net Income. Net income increased to $6.4 million in 1994 from $3.0 million in 1993, an increase of $3.4 million, or 116.2%. Net income as a percentage of net sales increased to 1.3% in 1994 from 0.6% in 1993 for the reasons stated above.

 Comparison of Year Ended December 31, 1993
 and the Eleven Month Period From Inception Through December 31, 1992

  Net Sales. Net sales increased to $462.5 million in 1993 from $365.9 million for the eleven month period ended December 31, 1992. This increase was due to the inclusion of a full year of Associated operations in 1993, an increase in sales volume attributable to the October 1992 acquisition of Lynn-Edwards and an increase in unit sales volume to both existing and new Associated customers.

  Gross Profit. Gross profit increased to $112.3 million in 1993 from $89.4 million for the eleven month period ended December 31, 1992, but remained relatively stable as a percentage of net sales at 24.3% in 1993 compared to 24.4% for the eleven month period ending December 31, 1992. The integration of Lynn-Edwards was accomplished without significant deterioration in gross margin as management focused on cost containment and inventory assimilation.

  Warehouse and Distribution Expenses. Warehouse and distribution expenses increased to $78.5 million in 1993 from $60.6 million for the eleven month period ended December 31, 1992, primarily due to the inclusion of a full year of expenses of Associated's operations in 1993 and the Lynn-Edwards Acquisition. Additional expenses were incurred as management and general staffing were increased during the assimilation of Lynn-Edwards's operations.

  Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased to $23.8 million in 1993 from $19.3 million for the eleven month period ended December 31, 1992, primarily due to the inclusion of a full year of Associated's operations and the Lynn-Edwards Acquisition, increased staffing requirements related to the Lynn-Edwards Acquisition and a non-recurring customer sales promotion held in 1993.

  Income from Operations. Income from operations increased to $10.0 million in 1993 from $9.5 million for the eleven month period ended December 31, 1992, and as a percentage of net sales was 2.2% in 1993, compared with 2.6% for the eleven month period ending December 31, 1992 for the reasons stated above.

  Interest Expense. Interest expense increased to $6.3 million in 1993 from $4.8 million for the eleven month period ended December 31, 1992, primarily due to the full-year impact of additional debt incurred in connection with the Lynn-Edwards Acquisition and indebtedness incurred to meet working capital and capital expenditure needs. This expense was offset, in part, by lower weighted average interest rates on the Old Associated Revolver (as hereinafter defined) in effect during the year, which declined from 8.0% for the eleven month period ended December 31, 1992 to 7.75% in 1993.

  Income Before Income Taxes. Income before income taxes decreased to $3.7 million in 1993 from $4.7 million for the eleven month period ended December 31, 1992 for the reasons stated above.

  Income Taxes. The effective tax rates for the years ended December 31, 1993 and for the eleven month period ended December 31, 1992 were 20.9% and 37.6%, respectively. The decrease was primarily due to lower required provisions in 1993.

  Net income. Net income remained level at $3.0 million for 1993 and the eleven month period ended December 31, 1992 and as a percentage of net sales decreased to 0.6% in 1993 from 0.8% for the eleven month period ended December 31, 1992 for the reasons stated above.

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES OF UNITED

  United is a holding company and, as a result, United's primary source of funds is cash generated from operating activities of its operating subsidiary, the Company, and bank borrowings by the Company. United's statement of cash flows for the periods indicated is summarized below.

                          YEAR ENDED AUGUST 31,
                         -------------------------
                          1992     1993     1994
                         -------  -------  -------
                         (DOLLARS IN THOUSANDS)
Net Cash Provided by
 (Used in) Operating
 Activities............. $(2,538) $36,002  $ 8,108
Net Cash Used in
 Investing Activities... (45,629) (29,958) (10,499)
Net Cash Provided by
 (Used in) Financing
 Activities.............  48,542  (10,097)   1,422

  The decrease in net cash provided by operations from $36.0 million in fiscal 1993 to $8.1 million in fiscal 1994 was primarily attributable to a decrease in accounts payable and accrued liabilities as well as lower net income in 1994, partially offset by a decrease in accounts receivable and inventory. The substantial increase in net cash provided by operations from a use of cash of $2.5 million in fiscal 1992 to $36.0 million of cash being provided in fiscal 1993 was primarily the result of an increase in accrued liabilities, net income, accounts payable, deferred taxes and inventory, partially offset by an increase in accounts receivable.

  Net cash used in investing activities declined from $30.0 million in fiscal 1993 to $10.5 million in fiscal 1994, as a result of a commensurate decline in capital expenditures. The $30.0 million of capital expenditures in fiscal 1993 includes the purchase of $16.0 million of computer and related hardware. Net cash used in investing activities in fiscal 1992 included $37.3 million of cash as part of the purchase price of SDC. Net capital expenditures in fiscal 1994, 1993, and 1992 were $10.5 million, $30.0 million and $8.2 million, respectively.

  Net cash of $1.4 million was provided by financing activities in fiscal 1994 as compared to a net use of cash in financing activities in fiscal 1993 of $10.1 million. Net cash provided by financing activities in fiscal 1992 primarily reflects additional debt to finance the acquisition of SDC.

  The Company's credit agreement ("Old Company Credit Agreement") in effect prior to consummation of the Offer consisted of a $130.0 million reducing revolving credit facility ("Old Company Revolver") and a $30.0 million term loan (the "Old Company Term Loan") (collectively, the "Old Company Credit Facilities"). The Old Company Revolver provided for revolving credit loans up to the amount of the commitment, which reduced upon quarterly decreases to $83.6 million at maturity. The borrowing capacity under the Old Company Revolver at February 28, 1995 was $119.3 million versus the total borrowed at February 28, 1995 of $106.0 million. Interest was payable at varying rates in the Old Company Credit Agreement. The Old Company Revolver was to mature on August 31, 1997. The Old Company Term Loan was payable on September 30, 1995. As of February 28, 1995, borrowings outstanding under the Old Company Term Loan were $30.0 million. In addition, prior to the consummation of the Offer the Company borrowed $6.0 million pursuant to a $30.0 million revolving line of credit ("Overline Facility"). Debt maturities (other than amounts borrowed under the Old Company Credit Facilities) were as follows: $6.3 million in fiscal 1995, $7.4 million in fiscal 1996, $8.2 million in fiscal 1997 and $8.8 million in fiscal 1998. The Old Company Credit Facilities and the Overline Facility were refinanced as part of the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --
 Post-Merger Liquidity and Capital Resources."

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES OF ASSOCIATED

  Associated was a holding company and, as a result, Associated's primary source of funds was cash generated from operating activities of its operating subsidiary, ASI, and bank borrowings by ASI. The Old Associated Credit Agreement (as hereinafter defined) included restrictions on the ability of ASI to transfer cash to Associated which could be used by Associated to pay cash dividends on its redeemable preferred stock. Associated's statement of cash flows for the periods indicated is summarized below.

                                                                YEAR ENDED
                                                             -----------------
                                                  11 MONTH
                                                PERIOD FROM
                                                 INCEPTION
                                                  THROUGH
                                                DECEMBER 31,
                                                    1992       1993     1994
                                                ------------ --------  -------
                                                   (DOLLARS IN THOUSANDS)
Net Cash Provided by (Used in) Operating
 Activities....................................   $19,759    $(18,192) $13,636
Net Cash Used in Investing Activities..........   (96,796)     (3,276)    (554)
Net Cash Provided by (Used in) Financing
 Activities....................................    85,290      14,203  (12,224)

  Net cash provided by operating activities for 1994 increased to $13.6 million from a use of cash of $18.2 million in 1993. This increase in 1994 was principally due to an increase in accounts payable, a lesser increase in inventory levels and an increase in net income. Associated used $18.2 million of cash in operations in 1993 as compared to operating activities being a source of cash of $19.8 million in 1992. The decrease primarily was attributed to (i) a reduction in accounts payable in 1993 and (ii) an increase in inventory in 1993 due to a full year of Associated's operations, additional inventory to support the Lynn-Edwards Acquisition and an overall increase in sales volume. During the eleven months ended December 31, 1992, Associated deferred payment on purchases from or services rendered in the amount of $9.0 million pursuant to a transition services agreement. During 1994, Associated settled the obligation by issuing 58,653 shares of Associated Common Stock.

  Net cash used in investing activities in 1994 was $0.6 million, reflecting capital expenditures necessary to maintain existing assets. Net cash used in investing activities in 1993 was $3.3 million stemming mostly from capital expenditures in connection with the opening of the new Baltimore facility and those expenditures related to the assimilation of the Lynn-Edwards Acquisition. Net cash used in investing activities in 1992 was $96.8 million which primarily consisted of $82.1 million of cash used for the acquisition of certain BCOP assets. In addition, $2.7 million was incurred to effect the Lynn-Edwards Acquisition. In 1993, the selling stockholders of Lynn-Edwards returned $0.3 million of the $2.7 million to Associated pursuant to a subsequent agreement between the parties as to the purchase price of Lynn-Edwards. Capital expenditures in 1992 were $4.3 million. A total of $7.7 million of acquisition costs were incurred in 1992 in connection with the Lynn-Edwards Acquisition and the Boise Transaction.

  Net cash used in financing activities in 1994 was $12.2 million which was attributable to the pay down of debt under the Old Associated Credit Facilities (as hereinafter defined). Net cash provided by financing activities in 1993 was $14.2 million due to $11.5 million of borrowings under the Old Associated Credit Facilities and an equipment loan and cash overdrafts of $6.1 million due to timing of payroll, partially offset by scheduled principal payments of $3.4 million. Net cash provided by financing activities in 1992 was $85.3 million which reflects the initial capitalization of Associated in connection with its formation and additional debt incurred to finance the Lynn-Edwards Acquisition. Borrowings under the Old Associated Credit Facilities in 1992 were partially offset by scheduled amortization payments of $8.1 million.

  Associated's credit agreement ("Old Associated Credit Agreement") in effect prior to consummation of the Offer consisted of a $65.0 million revolving credit facility ("Old Associated Revolver"), a $20.0 million term loan, Tranche A, and a $10.0 million term loan, Tranche B (together, the "Old Associated Term Loans") (collectively, the "Old Associated Credit Facilities"). The Old Associated Revolver provided for revolving credit loans up to the amount of the commitment, based on eligible receivables and inventory, as defined in the Old Associated Credit Agreement. The borrowing capacity under the Old Associated Revolver at December 31, 1994 was $62.5 million versus the total borrowed at December 31, 1994 of $39.9 million. Interest was payable at a rate per annum of 1.75% plus the higher of either the prime rate or 0.5% plus the federal funds rate, as defined in the Old Associated Credit Agreement. The Old Associated Revolver was to mature on January 31, 1997. Prepayments were required when cash flow, as defined in the Old Associated Credit Agreement, exceeded specified levels. Term Loan Tranches A and B were payable in 57 and 24 monthly installments commencing on April 30, 1992 and January 31, 1997, respectively. As of December 31, 1994, total borrowings under the Old Associated Term Loans, excluding original issue discount, were $21.0 million. Debt maturities, excluding the original issue discount, were as follows: $5.9 million in 1995, $7.0 million in 1996, $46.3 million in 1997 and $5.5 million in 1998. The Old Associated Credit Facilities were refinanced as part of the Acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Post-Merger Liquidity and Capital Resources."

POST-MERGER LIQUIDITY AND CAPITAL RESOURCES

  In connection with consummation of the Acquisition, Associated received an equity investment of $12.0 million primarily from existing stockholders and borrowed an aggregate of $416.5 million under the New Credit Facilities and $130.0 million under the Subordinated Bridge Facility, all as described under "Financing the Acquisition." The proceeds of these investments and borrowings were used to (i) finance the purchase of Shares pursuant to the Offer, (ii) refinance certain existing indebtedness of Associated (including all amounts outstanding under the existing Old Associated Credit Facilities) and certain indebtedness of United and the Company (including all amounts outstanding under the existing

Old Company Credit Facilities), (iii) redeem United stock options and (iv) pay fees and expenses relating to the Acquisition.

  The New Credit Facilities consist of a Tranche A Facility providing for a $125.0 million term loan requiring repayment in 20 quarterly installments, a Tranche B Facility providing for a $75.0 million term loan requiring repayment in 28 quarterly installments and a Revolving Credit Facility in the aggregate amount of $300.0 million. The New Credit Agreement contains restrictions on, among other things, dividends by the Company to United. For a more detailed description of the payment and other terms of the New Credit Facilities, see "Financing the Acquisition -- Loan Facilities -- New Credit Facilities." Including amounts borrowed to consummate the Acquisition, total scheduled mandatory principal payments due on long-term debt from 1995 through 2000 are expected to be $156.3 million.

  Quarterly dividends currently accrue on United's three outstanding series of the Merger Preferred Stock (as hereinafter defined) at the respective rates of 10.0% (for Series A) and 9.0% (for Series B and C) per annum (or, when dividends are not paid in cash, 13.0% (for Series A) and 10.0% (for Series B and C)), and may be paid in the form of additional shares of the respective series of Merger Preferred Stock (except, in the case of the Series C Preferred Stock, for dividends payable after January 31, 1999). Based upon the Company's anticipated operating results and the requirements under the New Credit Agreement and the Indenture, Management expects to pay dividends on the Merger Preferred Stock when such dividends become due and payable in kind (rather than in cash) for the foreseeable future. If the necessary consents are obtained, the Company may pay a dividend to United in an amount sufficient to redeem all the outstanding shares of Series B Preferred Stock with a portion of the proceeds from the Old Notes.

  The New Credit Facilities permit capital expenditures for the Company of up to $12.0 million for the post-merger portion of its fiscal year ending December 31, 1995. Capital expenditures will be financed from internally generated funds and the New Credit Facilities.

  Management anticipates making changes in the operations of the Company and ASI as conducted prior to the Acquisition as described under "Business --
 Consolidation Plan and Benefits of the Acquisition." Based on internally generated funds and the expected results of these changes, Management believes that United's cash on hand, anticipated funds generated from operations and available borrowings under the New Credit Facilities will be sufficient to meet the short term and long term operating and capital needs of United after the Acquisition as well as to service its debt in accordance with its terms. There is, however, no assurance this will be accomplished.

INFLATION AND CHANGING PRICES

  Inflation during the last three years has not been a significant factor to operations. United's business is not generally governed by contracts that establish prices substantially in advance of the receipt of goods or services. As suppliers increase their prices for merchandise to United, United generally seeks to increase its prices to its customers.

SEASONALITY

  Although the Company's sales are generally relatively level throughout the year, the Company's sales vary to the extent of seasonal differences in the buying patterns of end users who purchase office products. In particular, the Company's sales are generally higher than average during the months of January through March when many offices begin operating under new annual budgets.

  The Company experiences significant seasonality in terms of its capital needs, with highest requirements in December and January reflecting a build up in inventory prior to the peak sales period. In 1994, on a pro forma basis as if the Acquisition occurred on January 1, 1994, outstanding balances on the revolving credit facilities of the Company ranged between $236 million in January to $138 million in September. The Company believes that its current availability under the Revolving Credit Facility is sufficient to satisfy such seasonal capital needs for the foreseeable future.

                                    BUSINESS

OVERVIEW

  The Company is the largest office products wholesaler in the United States. As a result of the Merger of the Company with ASI on March 30, 1995, the Company's net sales on a pro forma basis for 1994 were approximately $2.0 billion for the year ended December 31, 1994 and $0.6 billion for the three months ended March 31, 1995. Through its extensive office products catalogs, the Company markets a full line of over 25,000 (post-consolidation) branded and private brand products, including traditional office supplies; office furniture and desk accessories; office machines, equipment and supplies; computer hardware, peripherals and supplies; and facilities management supplies, including sanitation products and janitorial items. These products are offered through a network of 39 (post-consolidation) strategically located distribution centers to over 14,000 resellers, consisting principally of commercial dealers and contract stationers, retail dealers, superstores, mail order companies and mass merchandisers.

  Although the office products distribution industry has seen many changes over the past decade, including the growth of national superstores and a consolidation among wholesalers, dealers and contract stationers, large national wholesalers have continued to perform a significant role in the distribution of office products. For manufacturers, the wholesaler provides wide market coverage, assumes credit risk, carries inventory and processes smaller orders than manufacturers can economically service. In addition, wholesalers provide resellers with prompt service and delivery, a source for filling small quantity orders and the opportunity to obtain credit, minimize investment in inventory and access marketing resources and technical support.

  The Company is currently engaged in implementing its consolidation plan to integrate the two separate office products wholesale businesses conducted by the Company and ASI prior to the Acquisition. See "Business -- Consolidation Plan and Benefits of the Acquisition" and "Risk Factors -- Implementation of Consolidation Plan." The Company was originally incorporated under the name Utility Supply Co. in 1922 and has operated under its present name since 1960.

COMPETITIVE STRENGTHS

  The Company believes that it has a strong competitive position attributable to a number of factors, including the following:

  Largest Office Products Wholesaler. As the largest office products wholesaler in the United States, the Company has substantial purchasing power and can realize significant economies of scale. The Company obtains products from over 500 manufacturers, for many of whom the Company believes it is a significant customer. The Company's size also enables it to seek cost-effective sourcing of product in the United States and, in many cases, worldwide. In addition, the Company's size allows it to maintain a broad and deep product selection, permitting resellers to hold less inventory while still providing end users with a high level of service.

  High Level of Customer Service. The Company provides its customers with a broad product selection, a high degree of product availability, expeditious distribution and comprehensive customer assistance. The Company seeks to base its business decisions on an "If I were the customer. . ." approach. With over 25,000 products being offered, the Company believes that it has the broadest selection of office products available in the industry, enabling resellers in most cases to do "one-stop shopping" for all of their office products needs. The Company's broad product selection, inventory procurement and management procedures and state-of-the-art distribution facilities enable it to achieve an order fill rate in excess of 90%. The Company's management information systems have been designed, in part, to enable Management to monitor five key measures of customer satisfaction: fill rate, order accuracy, inventory accuracy, on-time delivery and accessibility to customers. The Company makes substantially all of its orders nationwide available by next day delivery to assist resellers in successfully meeting end users' demands. The Company publishes a wide array of product catalogs ranging from its full-line catalogs to custom specialty catalogs to meet end user needs for information on specific product offerings. Most of these product catalogs are custom imprinted with particular resellers' names, which enables the reseller to distribute the catalogs directly to its customers and garner repeat orders. In addition, the Company provides its customers with a variety of support services such as its "wrap and pack" program which offers resellers the option to receive orders packaged in accordance with the specifications of particular end users. This service allows resellers to lower their inventory investment and minimize double handling costs while allowing them to continue to offer a wide product range. The Company also offers a furniture set-up program in which the Company delivers furniture directly to consumers on the reseller's behalf, thereby enabling the reseller to offer a wide range of furniture on a cost-effective basis.

  The Company also provides its resellers a variety of electronic order entry systems, pricing software programs and business management and marketing training programs. For instance, the Company maintains electronic data interchange ("EDI") systems that link the Company to selected resellers, and multifaceted interactive order systems that link the Company to selected resellers and such resellers to their ultimate end users. The Company's sophisticated electronic management systems enable dealers to manage critical business functions including order entry, purchasing, pricing, accounts receivable, accounts payable and inventory control. The Company's matrix pricing software program permits resellers to identify the optimum pricing mix between high and low margin items, thereby enabling resellers to enhance their operating margins. The Company's specialized business management programs enhance particular resellers' ability to increase profits by providing a higher level of service to the end user while the Company's marketing training programs are designed to instruct resellers on how to market to the end user based upon a total cost of procurement approach rather than focusing on specific product prices. The Company continually reviews additional services that might be helpful to its customers.

  Diverse Customer Base. With over 14,000 resellers as customers, the Company has one of the broadest customer bases in the industry. The Company's customers include full-line office products resellers, such as commercial dealers and contract stationers, retail dealers, office products superstores, mail order companies and mass merchandisers, as well as specialized resellers, such as office furniture, janitorial and computer dealers. No single reseller accounted for more than 3.2% of the Company's net sales in 1994 on a pro forma basis. The Company plans to continue to expand its customer base by (i) maintaining and building its business with commercial dealers and contract stationers who, through consolidation, continue to increase in size, (ii) developing additional programs for marketing and buying groups that represent groups of dealers,
(iii) expanding relationships with the major office products superstore chains and (iv) continuing to focus on niche markets, including specialty dealers (e.g., furniture, janitorial and computer dealers) and particular end users (e.g., healthcare, legal, financial and advertising specialty businesses).

  State-of-the-Art Distribution Capabilities. The Company's network of 39 (post-consolidation) distribution centers located throughout the United States employs state-of-the-art technology to efficiently distribute products to customers. For example, as described above, the Company has developed EDI capabilities that link the Company to the majority of its resellers and multifaceted interactive order systems that link the Company to selected resellers and such resellers to the ultimate end user. In 1994 on a pro forma basis, approximately 85% of all of the Company's orders were received electronically. The Company also uses a proprietary computer-based system to enhance fill rates by automatically searching alternative distribution centers for products and routing those products for shipment. In addition, the Company's advanced communication system with many of its resellers is intended to enhance the Company's ability to efficiently manage and distribute its inventory.

  Growth of Private Brand Products. The Company offers a growing line of over 1,300 private brand products under the Universal brand name, which the Company believes is the broadest private brand product offering in the industry. Universal brand products represented approximately 9% of the Company's net sales in 1994 on a pro forma basis. Prior to the Merger, the Universal private brand line was offered only by the Company but will now also be marketed to ASI's customers. The Company believes its private brand products offer significant benefits both to the reseller, by providing an alternative to branded products that offers similar quality at a moderate price, and to the manufacturer, by enabling the manufacturer to increase sales without diluting its brand name pricing structure. The Company sees significant opportunity to expand its private brand product line in the future. To further develop the Universal brand, the Company recently opened a trading company in Hong Kong to facilitate the global purchasing of products.

  Experienced Management Team. The Company's senior management team comprises individuals who combine many years of experience in the office products distribution industry. Management also has had significant experience in acquiring and integrating companies in the office products industry through the SDC Acquisition by United and the Lynn-Edwards Acquisition by Associated, each in 1992.

BUSINESS STRATEGY

  The Company's business strategy is to seek to improve its competitive position and grow its revenues and profitability through (i) the continuation of a high level of customer service, (ii) expanding the breadth of both its product line and its customer base, and (iii) a continuing emphasis on cost effective operations.

  High Level of Customer Service. Customer service has been an important factor in the Company's business strategy in the increasingly competitive office products industry. The Company intends to continue its efforts to differentiate itself from competitors by providing its customers with a broad product selection, a high degree of product availability, expeditious distribution and a variety of customer services. The Company plans to accomplish these goals by continuing to (i) offer one of the broadest product selections available in the industry, (ii) achieve high fill rates to assure availability of product to its resellers, (iii) offer next day delivery on substantially all of its orders and
(iv) assist its resellers by offering electronic order entry systems, pricing software programs and business management and marketing training programs, as well as continually reviewing additional support services which might be helpful to resellers. In addition, because resellers sell directly to end users, the Company has also focused on the needs of the end user by designing informative, user-friendly catalogs and marketing programs to assist the reseller's sales efforts.

  Expanding Product Line and Customer Base. The Company's product line expansion plans include growing its ancillary product lines, such as office furniture, computer hardware, peripherals and supplies and facilities management supplies, which the Company believes allow it to gain incremental sales from its existing resellers and thereby strengthen its position with resellers as a "one-stop shop." In addition, ancillary products allow the Company to enter additional distribution channels and, by adding new types of resellers beyond full-line office products dealers alone, to expand its customer base. The Company also plans to continue to expand its customer base by developing additional programs for marketing and buying groups, expanding relationships with superstore chains and maintaining and building its business with commercial dealers and contract stationers. The Company also expects to expand its private brand product offerings within these new product lines and to begin marketing private brand items to ASI's customers. In addition, the Company plans to evaluate opportunities for growth in market share in connection with the trend toward direct delivery of products to end users through arrangements with various resellers seeking to minimize inventory investment. The Company believes that there is opportunity to capture a portion of the sizeable percentage of total shipments by office products manufacturers currently sold directly to resellers or end users without wholesaler involvement.

  Cost Effective Operations. The Company intends to continue to actively seek cost reductions at both the corporate and operating levels in order to continue to operate in a cost effective manner.

Examples of such cost reductions include (i) reduced merchandise costs through suppliers' incentives, (ii) continued efforts to increase inventory turnover without lowering service levels, (iii) reduced payroll and benefits costs through improved labor allocation, (iv) reduced freight costs through ongoing refinements to delivery systems, (v) increased sourcing of certain products off-shore, (vi) continued development of computer systems and (vii) streamlining of work practices and procedures.

CONSOLIDATION PLAN AND BENEFITS OF THE ACQUISITION

  Consistent with its business strategy, since the consummation of the Acquisition on March 30, 1995 the Company has been engaged in implementing its consolidation plan to integrate its business with the business of ASI. Through the integration of distribution facilities and product lines in a manner designed to enable the Company to offer its customers increased service and product availability, the Company expects to improve its competitive position. In addition, the Company plans to achieve cost savings and other benefits from the elimination of redundant or overlapping functions and facilities and by minimizing overlapping products.

  In implementing its consolidation plan, another critical objective will be to maintain and enhance customer relationships, service and marketing programs of the combined businesses. Management believes that the Company's experience integrating the SDC Acquisition in 1992, together with ASI's experience integrating the Lynn-Edwards Acquisition in 1992, will enhance the Company's ability to implement its strategy while maintaining competitive levels of customer service.

  Management anticipates that the implementation of its consolidation strategy should result in significant cost savings and synergies which will enhance the Company's financial and operational performance. Management estimates that, upon phase-in of its consolidation plan over a 12-month period following the Acquisition, the Company expects to realize approximately $26.0 million per year in savings as a result of a successful implementation of its consolidation plan, although the Acquisition is likely to result in a reduction in the rate of revenue growth for some period following the Acquisition as a result of the loss of some customers to competition. See "Risk Factors -- Implementation of Consolidation Plan" and "Pro Forma Combined Financial Information."

  Consolidate Number of Product Offerings and Increase Volume. Management plans to consolidate the Company's product offerings by eliminating approximately 10,000 overlapping items from the catalogs that Management expects will be distributed in the fourth calendar quarter of 1995, while at the same time, adding more niche products, including more specialty items. In addition, following the Acquisition, the Company is expected to have substantially greater sales volume than either ASI or the Company separately prior to the Acquisition. Management believes that the Company will benefit by being able to
(i) qualify for improved terms with vendors as a result of placing higher volume purchases among fewer suppliers, (ii) offer a more diverse product line, thereby enhancing end user purchasing options and (iii) achieve higher fill rates as a result of greater inventory and warehousing capacity.

  Consolidate Distribution Centers. Management has identified eight redundant distribution centers between ASI and the Company prior to the Merger and plans to close such redundant facilities within 12 months of the Merger. Management believes that the Company will benefit by achieving cost reductions arising from the elimination of such facilities. After the elimination of such redundant distribution centers, the aggregate number of distribution centers will be 39, which is greater than the number of distribution centers operated by either company separately. Management believes that such increased number of the Company's distribution centers and, in some markets, the proximity of distribution centers to each other, ultimately will improve service levels and make additional inventory available through the Company's automated inventory management system and, as a result, improve the delivery services of the Company. In addition, the Company intends to achieve cost savings from more efficient operation post-Merger of two distributions centers in each of the Chicago, Sacramento,

Nashville and Minneapolis/St. Paul market areas, where the size of existing facilities requires, or demand is sufficient to support, multiple facilities.

  Reduce Corporate Overhead. Management has identified a number of corporate positions which it believes can be eliminated in the Company and plans to eliminate such positions and to close Associated's corporate headquarters. Management believes that the Company will benefit by realizing savings (phased in over a 12-month period) from reduced payroll, benefits and other related expenses derived from (i) the elimination of such positions, (ii) the closing of Associated's corporate headquarters and (iii) the consolidation of legal, audit and tax consulting functions of Associated and United prior to the Merger.

  Reduce Sales Representatives. Management plans to eliminate redundant sales positions where customer coverage overlaps. Within three months after the Merger, Management believes that the Company will benefit by savings from reduced payroll, benefits and other related expenses derived from the elimination of such positions.

  Expand Private Brand Products and Off-Shore Sourcing. Because of the cost advantages and popularity of United's Universal private brand products, Management plans to market both the Universal line and off-shore sourced products to ASI's customers as well as use the combined volume of the Company after the Merger to enhance the Company's ability, when appropriate, to introduce new private brand products and, as appropriate, to source certain additional products off-shore. Management believes that the Company will benefit from such strategy by increasing sales of private brand and off-shore products, which should provide higher profit margins to both resellers and the Company.

THE OFFICE PRODUCTS DISTRIBUTION INDUSTRY

  The Company operates in a large, fragmented and rapidly consolidating industry. The office products distribution industry consists of several different channels by which office products are distributed from the manufacturer to the end user. These channels include both routes in which resellers buy through wholesalers and routes in which resellers purchase directly from manufacturers. Due to consolidation, the distinct boundaries that once clearly defined distribution channels have become blurred. The industry today consists principally of wholesalers, commercial dealers and contract stationers, retail dealers, office products superstores, mail order companies and mass merchandisers.

  Wholesalers. Wholesalers purchase products directly from manufacturers and sell them directly to resellers who, in turn, sell the products to end users. The wholesale segment of the office products distribution industry consists of national, specialty and regional wholesalers. The two national wholesalers (i.e., the Company and S.P. Richards) compete with a full product offering and extensive marketing and distribution services for their reseller customers. Specialty wholesalers focus on limited product lines such as computer supplies, legal supplies, medical filing systems, office furniture or janitorial products. Regional wholesalers generally offer a full range of office products and marketing services on a smaller scale and within a much more limited geographic area than national wholesalers.

  For manufacturers, the wholesaler provides wide market coverage, assumes credit risk, carries inventory and processes smaller orders than manufacturers can economically service. Wholesalers also provide resellers with prompt service and delivery, a source for placing small quantity orders and the opportunity to obtain credit, minimize investment in inventory and access marketing resources and technical support. In order for resellers, such as superstores to perform these functions themselves, a source of significant capital is generally required for both investment in systems and additional distribution facilities, as well as for the working capital requirements needed to establish appropriate inventory levels.

  Office products wholesalers compete not only with other wholesalers but also with office products manufacturers. See "Business -- Competition" and "Risk Factors -- Competition." A sizeable percentage of total shipments by office products manufacturers are currently sold directly to resellers or end users without wholesaler involvement.

  Commercial Dealers and Contract Stationers. The most significant reseller channel for office product distribution continues to be commercial dealers and contract stationers who serve medium- and large-sized business customers through the use of catalogs and sales forces. These resellers typically stock products in distribution centers and deliver them to customers on a next-day basis against orders received electronically, by telephone or fax, or taken by a salesperson on the customer's premises. Major commercial dealers and contract stationers purchase in large quantities directly from manufacturers, rely upon wholesalers for inventory backup and product breadth and offer significant volume-related discounts and a high level of service to their customers.

  Retail Dealers. Retail office products dealers typically serve small- and medium-sized businesses, home offices and individuals. For many years, retail dealers consisted principally of a large number of independent dealers, operating one or a few relatively small stores in a single local area. During the last decade, however, the office products retail market has undergone significant change, including the elimination or consolidation of many retail dealers, as a result of the emergence and rapid growth of discount office supply retailers, which are known as superstores. To compete with the lower prices generally offered by superstores, many independent retail dealers have joined marketing or buying groups to negotiate on a collective basis directly with manufacturers and wholesalers.

  Office Products Superstores. Superstores employ a warehouse format, are typically open for business seven days a week, stock a large number and broad range of items in inventory (typically in the range of 5,000 products), purchase in volume and typically take delivery at their stores for the most part direct from manufacturers and offer many of their products at discounts from manufacturers' list prices. Virtually every major metropolitan area in the United States is now served by at least one, and most by several, office products superstores, and the three largest superstore companies (Office Depot, OfficeMax and Staples) operate and advertise nationally with stores in many metropolitan areas. Superstores also purchase from wholesalers for "fill-in" needs and to fill customer orders from special wholesaler catalogs made available to end users in certain superstores when the superstore does not carry an item. This allows the superstores to expand the range of products offered without increasing their on hand inventory levels.

  Mail Order Companies. Mail order marketers of office products typically serve small and medium-sized business customers and home offices. While their procurement and order fulfillment functions are similar to contract stationers, they rely exclusively on catalogs and other database marketing programs, rather than direct sales forces, to sell their product offerings. Their operations are based upon large, proprietary customer data bases and sophisticated circulation strategies drawn from consumer marketing programs. Mail order companies purchase both from wholesalers and manufacturers.

  Mass Merchandisers. The mass market retailers (e.g., Sears, Wal-Mart Stores/Sam's Club, Price/Costco, Kmart and Target) have recently taken a growing interest in office products. Office supplies is one of many categories of products more typically available in these stores.

PRODUCTS

  The Company markets a broad array of products, which include traditional office supplies; office furniture and desk accessories; office machines, equipment and supplies; computer hardware, peripherals and supplies; and facilities management supplies. The Company's core business continues to be traditional office supplies, which includes both brand-name products and the Company's private brand products marketed under the Universal name. As part of the Company's business strategy to acquire incremental sales and increase market share through ancillary product offerings, the Company began to focus on niche markets in fiscal year 1991 and has expanded steadily upon this concept since then. A furniture division was established to offer national delivery and product "set-up" capabilities to office products dealers as well as to attract new furniture dealers. The Company's sale of this division's items such as leather chairs, wooden and steel desks and computer furniture has enabled it to become the nation's largest office furniture wholesaler, with the Company currently offering nearly 3,000 furniture items from 80 different manufacturers. The Company's "Pro-Image" program enables resellers with no previous expertise to provide high-end furniture and office design services to end users. Another one of the Company's niche markets is business presentation products. The Company also sells computers, printers, modems, monitors and supplies with major brand names through its MicroUnited Division. Additionally, the Company offers its "Signature Image" program, which provides traditional office products resellers with access into the advertising products market (such as imprinted and logo items). The Company's newest product line encompasses the facilities management supplies market, which includes janitorial and sanitation supplies, specialty mailroom and warehouse items, kitchen and cafeteria items, first aid products and ergonomic products designed to enhance worker productivity, comfort and safety.

CUSTOMERS

  The Company principally sells to resellers of office products, consisting primarily of commercial dealers and contract stationers, retail dealers, superstores, mail order companies and mass merchandisers. In addition, the Company sells to office furniture dealers, computer resellers and janitorial and sanitation supply distributors. In 1994 on a pro forma basis, no single reseller accounted for more than 3.2% of the Company's consolidated net sales.

  Commercial dealers and contract stationers are the most significant reseller channel for office product distribution and typically serve large businesses, institutions and government agencies. Through consolidation, these dealers are getting larger and becoming even more important to the Company. Commercial dealers and contract stationers remain one of the Company's fastest growing customers classes.

  The number of retail dealers has been declining for some time as the result of individual retail dealers' inability to successfully compete with the growing number of superstores and, more recently, as a result of dealerships being acquired and brought under an umbrella of common ownership. However, many retail office products dealers continue to thrive, adapting to the highly competitive environment with the help of resources the Company offers. Many retail dealers, commercial dealers and contract stationers have joined forces in marketing or buying groups in order to increase purchasing leverage. The Company believes it is the leading wholesale source for many of these groups, providing not only merchandise but also special programs that enable these dealers to take advantage of their combined strengths.

  While the Company maintains and builds its business with commercial dealers and contract stationers and retail dealers, it has also initiated relationships with most major office products superstore chains. The Company sells superstores commodity items as "fill-ins" when they are out of stock. In addition, the Company has installed order stations in many superstores that display the Company's catalogs thereby allowing end users to order products from the Company through the superstore that the superstore does not carry in stock.

  Through its furniture division, the Company offers middle-grade office furniture to both office products and office furniture dealers. The Company also provides computer-related products to most categories of computer resellers through its MicroUnited division and sells janitorial products to sanitation supply distributors. The Company provides marketing materials and professional expertise to meet the various needs of these specialized resellers.

MARKETING AND CUSTOMER SUPPORT

  The Company concentrates its marketing efforts on providing value-added services to resellers. The Company distributes products that are generally available at similar prices from multiple sources, and most of its customers purchase their products from more than one source. As a result, the Company seeks to differentiate itself from its competitors through broad product offerings, a high degree of product availability, a variety of customer services and expeditious distribution capabilities.

  In addition to emphasizing its broad product line, extensive inventory, computer integration and national distribution capabilities, the Company's marketing programs have relied upon two additional major components. First, the Company produces an extensive array of catalogs for commercial dealers, contract stationers and retail dealers that are usually custom imprinted with each resellers' name and sold to these resellers who, in turn, distribute the catalogs to their customers. Second, the Company provides its resellers with a variety of dealer support and marketing services, including business management systems, promotional programs and price services. These services are designed to aid the reseller in differentiating itself from its competitors by addressing the steps in the consumer's procurement process.

  Currently, substantially all of the Company's products are sold through its comprehensive office product catalogs and flyers. These materials include full line catalogs, promotional pieces and specialty catalogs for the legal, financial, healthcare, office furniture, facilities management and advertising specialty markets. Catalogs also are provided for a variety of end user markets, including: annual General Line Catalogs listing 25,000 items; an annual office furniture catalog featuring furniture and accessories; an Office Impressions catalog featuring the Company's private-brand furniture; a quarterly Concept 90 catalog offering approximately 1,000 high-volume commodity products; Office Saver and Flexi Flyer promotional pieces targeted at deep discount markets; annual Universal and Universal Plus catalogs promoting the Company's private-brand merchandise; an annual Computer Products Catalog offering hardware, peripherals and supplies; an annual Computer Concepts catalog; Specialty Market catalogs targeting healthcare, legal, financial and advertising specialty businesses; an annual Facilities Management Supply catalog featuring janitorial and sanitation supplies and ergonomic products; a business presentation products catalog; and Access, a new promotional flyer offering related office products distributed to end users on behalf of resellers. Because commercial dealers, contract stationers and retail dealers typically distribute only one wholesaler's catalogs in order to streamline order entry, the Company attempts to maximize the distribution of its catalogs by offering advertising credits to resellers, based on the volume of products purchased, which can be used to offset the cost of catalogs.

  To assist its resellers with pricing, the Company offers a matrix pricing software program. Traditionally, resellers have priced products on a discount from list price basis. With the advent of the superstore, pricing has shifted towards a net pricing approach, whereby the superstore sells certain products at significant discounts, assuming that it can recapture the discounts through the sale of other higher margin products. The Company's matrix pricing program provides the reseller with a tool to assist it in identifying the optimum pricing mix between high and low margin items and, as a result, enables the reseller to enhance its operating margins.

  The Company provides sales representatives and managers of selected resellers the opportunity to participate in marketing training programs sponsored by it. Similar to its matrix pricing software, the Company's training programs are designed to instruct the resellers in how to market to the end user based upon a total cost of procurement approach, and thereby to minimize the focus on specific product prices. Since the inception of the Company's program, over 3,000 individuals have attended such training programs.

  The Company offers to its resellers a variety of electronic order entry systems and business management and marketing programs which enhance the reseller's ability to manage its business profitably. For instance, the Company maintains EDI systems that link the Company to selected resellers, and multifaceted interactive order systems that link the Company to selected resellers and such resellers to the ultimate end user. The Company's most sophisticated electronic management system enables dealers to manage critical business functions including order entry, purchasing, pricing, accounts receivable, accounts payable and inventory control. In July 1993, the Company entered into a joint venture with a software developer, investing approximately $0.9 million as of February 28, 1995 for its 45% equity interest in a new corporation called United Business Computers, Inc. to enhance, market and support PC-based dealer operating systems compatible with the Company's system. The Company estimates that in 1994 on a pro forma basis, approximately 85% of its orders were received electronically.

  In addition to the Company's Pro-Image and Signature Image business management and marketing programs described above, the Company also offers resellers its "Desk Top Marketing" software program, which enables the reseller to identify potential customers in a given market based upon parameters selected by the reseller. The Company also offers, on an exclusive basis, the Customer Self-Service program, which allows the reseller to provide end users with on-line access to such reseller's computer for ordering, product inquiries and promotion information.

DISTRIBUTION

  Management has determined that, as a result of the Merger, eight of the Company's 47 current regional distribution centers are redundant and, accordingly, plans to close such redundant facilities within 12 months of the Merger. As a result, the Company will have a network of 39 (post-consolidation) regional distribution centers located in 35 metropolitan areas in 24 states, most of which will carry the Company's full line of inventory. In addition, the Company intends to achieve cost savings from the more efficient operation post-Merger of two distribution centers in each of four market areas, where size of existing facilities requires, or demand is sufficient to support, multiple facilities. For a discussion of the benefits arising from the elimination of such facilities, see "Business -- Consolidation Plan and Benefits of the Acquisition."

  The Company supplements its regional distribution centers with local distribution points throughout the United States that serve as reshipment points for orders filled at the regional distribution centers. The Company utilizes over 500 trucks owned, leased or contracted for by the Company to enable direct delivery from the regional distribution centers and local distribution points to resellers.

  The Company's distribution capabilities are augmented by its proprietary, computer-based system. If a reseller places an order for an item that is out of stock at the Company location which usually serves the particular reseller, the Company's system will automatically search for the item at two alternative distribution centers. If the item is available at an alternative location, the system will automatically forward the order to that alternate location, which will then coordinate shipping with the primary facility and provide a single on-time delivery to the reseller. The system effectively provides the Company with added inventory support, which enables it to provide higher service levels to the reseller, to reduce back orders and to minimize time spent searching for merchandise substitutes, all of which contribute to the Company's high fill rate and efficient levels of inventory balances. See "Risk Factors -- Service Interruptions."

  Another service offered by the Company to selected resellers is its "wrap and pack" program, which allows resellers the option to receive orders in accordance with the specifications of particular end users. For example, when a reseller receives orders from a number of separate end users, the Company groups and wraps the items separately by end user so that the reseller need only deliver the package. The "wrap and pack" program is attractive to resellers because it eliminates the need to break down case shipments and to repackage the orders before delivering them to the end user.

MERCHANDISING AND PURCHASING

  The Company utilizes over 500 suppliers of its products. As a centralized corporate function, the Company's merchandising department interviews and selects suppliers and products for inclusion in the catalogs. Selection is based upon end user acceptance and demand for the product and the manufacturer's total service, price and product quality offering. In 1994 on a pro forma basis, no supplier accounted for more than 9.4% of the Company's aggregate purchases. The Company believes it is a significant customer for many vendors.

  The Company, like many other wholesalers, has a centrally controlled, computerized forward buying program under which the Company, from time to time, purchases items of inventory in advance of its specific needs when favorable purchasing opportunities present themselves.

COMPETITION

  The Company competes with office products manufacturers and with other national, regional and specialty wholesalers of office products, office furniture, computers and related items. Most wholesale distributors of office products conduct operations regionally and locally, sometimes with limited product lines such as writing instruments or computer products. Other wholesalers, including the Company, carry a full line of business products. Manufacturers typically sell their products through a variety of distribution channels, including business products wholesalers and resellers.

  Competition between the Company and manufacturers is based primarily upon net pricing, minimum order quantity and product availability. Although manufacturers may provide lower prices to resellers than the Company does, the Company's marketing and catalog programs, combined with speed of delivery and its ability to offer resellers a broad line of business products from multiple manufacturers on a "one-stop shop" basis and with lower minimum order quantities, are important factors in enabling the Company to compete effectively. Competition between the Company and other wholesalers is based primarily on net pricing to resellers, breadth of product lines, availability of products, speed of delivery to resellers, fill rates and the quality of its marketing and other services. The Company believes it is competitive in each of these areas.

  A trend toward consolidation has occurred in recent years throughout the office products industry. Although at the national wholesale level only one competitor (S.P. Richards) remains, consolidation of commercial dealers and contract stationers has also resulted in an increased ability of those resellers to buy goods directly from manufacturers. In addition, over the last decade, office products superstores (which largely buy directly from manufacturers but offer fewer items than the Company) have entered virtually every major metropolitan market and dealers and contract stationers have formed buying groups to purchase directly from manufacturers on a collective basis. Increased competition in the office products industry has also led to heightened price awareness among consumers, making commodity type office products extremely price sensitive and requiring the Company to increase its efforts to convince resellers of the continuing advantages of its competitive strengths (as compared to those of manufacturers and other wholesalers), such as marketing and catalog programs, speed of delivery, and the ability to offer resellers a broad line of business products from multiple manufacturers with lower minimum order quantities on a "one-stop shop" basis. See "Risk Factors --
 Competition."

EMPLOYEES

  At March 1, 1995, the Company and ASI employed approximately 5,015 persons in the aggregate. Management has determined that as a result of the Merger, certain warehouse, corporate and sales positions within the Company will be eliminated. For a discussion of Management's plans with respect to the elimination of such positions and the resulting expected benefits to the Company, see "Business

- -- Consolidation Plan and Benefits of the Acquisition -- Consolidate Distribution Centers," "-- Reduce Corporate Overhead" and "-- Reduce Sales Representatives."

  The Company considers its relationships with its employees to be satisfactory. Substantially all of the shipping, warehouse and maintenance employees at certain of the Chicago, Detroit, Philadelphia, Baltimore, Los Angeles, Minneapolis and New York City facilities are covered by various collective bargaining agreements. The agreements expire at various times during the next three years. See "Risk Factors -- Service Interruptions."

LEGAL PROCEEDINGS

  The Company is involved in legal proceedings arising in the ordinary course of its business. The Company is not involved in any legal proceeding that it believes will result, individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations.

PROPERTIES

  The Company considers its properties to be suitable and adequate for their intended uses. These properties consist of the following:

  Executive Offices. The Company's office facility in Des Plaines, Illinois has approximately 135,800 square feet of office and storage space. In September 1993, approximately 47,000 square feet of office space located in Mount Prospect, Illinois was leased by the Company. This lease expires in four years, with an option to renew for two five-year terms.

  The Company currently leases 20,568 square feet of office space in Itasca, Illinois which previously served as Associated's corporate headquarters and 7,095 square feet of office space in Pittsburgh, Pennsylvania as a sales office. As a result of the closing of Associated's corporate headquarters, the Company plans to terminate the lease in Itasca, Illinois.

  Local Distribution Points. The Company also operates 28 local distribution points. Two are leased by the Company; the other local distribution points are operated through cross-docking arrangements with third party distribution companies.

  Canadian Office. The Company currently leases a sales office in Woodbridge, Ontario (7,000 sq. ft.). This lease expires August 31, 1995 with an option to renew for one additional year.

  Hong Kong Trading Office. United Stationers Hong Kong Limited leases 1,500 square feet for a trading office in Hong Kong with the lease expiring on October 14, 1995.

  Distribution Centers. The Company presently operates 47 distribution centers in 24 states, with eight scheduled for closing in the near future as part of the Company's consolidation plan. The following table sets forth information regarding the principal leased and owned properties.

                                                                     APPROXIMATE
                                                                     SQUARE FEET
                                                                   ---------------
                                                 METROPOLITAN                      DATE OF LEASE
STATE                           CITY              AREA SERVED       OWNED  LEASED  EXPIRATION(2)
- -----                    ------------------- --------------------- ------- ------- -------------
Arizona................. Tempe               Phoenix                    -- 110,000    3/31/96
California.............. City of Industry(1) Los Angeles                --  99,999    4/30/96
California.............. City of Industry    Los Angeles           344,487 125,000    5/31/98
California.............. Sacramento          Sacramento                 -- 150,207    5/30/03(3)
California.............. Sacramento          Sacramento                 -- 263,000    7/31/08
Colorado................ Denver              Denver                104,244      --         --
Colorado................ Denver(1)           Denver                     -- 101,430    5/31/95
Florida................. Hialeah(1)          Miami                      --  94,080   12/31/99
Florida................. Jacksonville        Jacksonville           95,500      --         --
Florida................. Tampa               Tampa                 128,000      --         --
Florida................. Ft. Lauderdale      Miami                      -- 151,500    7/01/03
Georgia................. Smyrna(1)           Atlanta               129,396      --         --
Georgia................. Norcross            Atlanta               287,700      --         --
Illinois................ Carol Stream        Chicago                    -- 139,444    6/30/97
Illinois................ Forest Park         Chicago               222,280 106,000   11/30/95
Illinois................ Greenville          St. Louis             210,000      --         --
Indiana................. Indianapolis        Indianapolis          128,000      --         --
Louisiana............... Harahan             New Orleans                -- 104,385   11/20/95
Maryland................ Elkridge(1)         Baltimore/Wash., D.C.      --  84,000    7/15/04
Maryland................ Harmans             Baltimore/Wash., D.C. 323,980 170,000    2/29/96
Massachusetts........... Woburn              Boston                372,000      --         --
Michigan................ Livonia             Detroit               229,700  33,500    8/31/96
Minnesota............... Brooklyn Park       Minneapolis/St. Paul  127,480      --         --
Minnesota............... Eagan               Minneapolis/St. Paul  210,468      --         --
Missouri................ Kansas City         Kansas City                --  77,244    5/31/98
New Jersey.............. Edison              New York              257,578 133,177    6/30/98
New Jersey.............. Pennsauken          Philadelphia          231,000  25,316    3/31/96
New York................ Coxsackie           Albany                256,600      --         --
North Carolina.......... Charlotte           Charlotte             104,000      --         --
North Carolina.......... Charlotte(1)        Charlotte                  --  81,726    7/31/97
Ohio.................... Cincinnati          Cincinnati            108,778      --         --
Ohio.................... Columbus            Columbus                   -- 126,665    8/31/99
Ohio.................... Springdale(1)       Cincinnati                 --  81,400    6/30/95
Ohio.................... Twinsburg           Cleveland             206,136      --         --
Ohio.................... Valley View(1)      Cleveland             233,508      --         --
Oklahoma................ Tulsa               Tulsa                  75,100  22,500   12/31/97
Oregon.................. Portland            Portland                   --  65,850    2/28/97
Tennessee............... Memphis             Memphis                    --  78,280   12/31/03
Tennessee............... Nashville           Nashville                  --  66,000    4/30/98
Tennessee............... Nashville           Nashville                  --  59,250    9/30/95
Texas................... Dallas              Dallas                223,230 159,873    5/31/99
Texas................... Houston             Houston                    -- 143,859    6/30/96
Texas................... Lubbock             Lubbock                    --  58,725    4/27/98
Texas................... San Antonio         San Antonio                --  63,098   12/31/03
Utah.................... Salt Lake City      Salt Lake City             --  89,324    9/30/99
Washington.............. Tukwila             Seattle                    -- 144,031    3/31/97
Wisconsin............... Milwaukee           Milwaukee              67,300      --         --

- --------
(1) The Company plans to close the indicated eight facilities within 12 months of the Merger. See "Business -- Consolidation Plan and Benefits of the Acquisition."
(2) Except as specifically indicated, with respect to facilities subject to more than one lease, references are to the earliest possible expiration date.
(3) A portion of the lease covering 30,947 square feet of such property expires on March 31, 1996.

  The Company also owns 54,500 square feet of warehouse space in Jacksonville, Florida, which it subleases to a third party.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  In connection with the consummation of the Acquisition, seven of the nine directors of United and all but one of the five directors of the Company serving prior thereto were replaced by nominees designated by Associated. The directors of United designated by Associated comprise the persons who were the directors of Associated prior to the Acquisition. In addition, certain persons serving as executive officers of the Company or Associated prior to the Merger will no longer be serving in such capacity.

  Set forth below is certain information with respect to those individuals who are currently serving as members of the Boards of Directors and as executive officers of United and the Company.

          NAME          AGE                       POSITION
          ----          --- ---------------------------------------------------
 Thomas W. Sturgess      44 Director, Chairman of the Board, President and
                             Chief Executive Officer of United and the Company
 Michael D. Rowsey       42 Director and Executive Vice President of United and
                             the Company
 Steven R. Schwarz       41 Director of the Company; Executive Vice President
                             of United and the Company
 Daniel H. Bushell       43 Director and Vice President of the Company; Chief
                             Financial Officer and Assistant Secretary of
                             United and the Company
 Gary G. Miller          45 Director of United; Vice President and Secretary of
                             United and the Company
 James T. Callier, Jr.   60 Director of United
 Daniel J. Good          54 Director of United
 Frederick B. Hegi, Jr.  51 Director of United
 Jeffrey K. Hewson       51 Director of United and the Company
 James A. Johnson        41 Director of United; Assistant Secretary of United
                             and the Company
 Joel D. Spungin         56 Director of United

  Set forth below is a description of the backgrounds of the directors and executive officers of United and the Company. There is no family relationship between any directors or executive officers of United or the Company.

  THOMAS W. STURGESS became President and Chief Executive Officer of United and the Company on May 31, 1995 and Chairman of the Board of Directors of United and the Company upon consummation of the Offer. Prior to the Merger, Mr. Sturgess served as Chairman of the Board and Chief Executive Officer of Associated since January 1992 and had been Chairman of the Board and Chief Executive Officer of ASI since December 1994. Mr. Sturgess has served since 1987 as a general partner of various entities affiliated with Wingate Partners ("Wingate entities"), including the indirect general partner of each of Wingate Partners and Wingate II. Mr. Sturgess currently serves as Chairman of the Board of Redman Industries, Inc., a manufactured housing producer ("Redman"), as well as RBPI Holding Corporation, a manufacturer and distributor of aluminum and vinyl windows ("RBPI"). He is a director of Loomis Armored Inc., a provider of armored car and related services ("Loomis"), AmeriStat Mobile Medical Services, Inc., a provider of ambulance services ("AmeriStat"), and Century Products Company, a manufacturer and distributor of baby seats and other juvenile products ("Century Products").

  MICHAEL D. ROWSEY was elected to the Board of Directors of United and the Company upon consummation of the Offer and became Executive Vice President of United and the Company upon consummation of the Merger. Prior to the Merger, Mr. Rowsey had been a director of Associated since 1992 and President and Chief Operating Officer of Associated since January 1992. From 1979 to

January 1992, Mr. Rowsey served in various capacities with BCOP, most recently as the North Regional Manager.

  STEVEN R. SCHWARZ was elected to the Board of Directors of the Company upon consummation of the Offer and became Executive Vice President of United and the Company upon consummation of the Merger. Prior thereto, he was Senior Vice President, Marketing of United since June 1992 and had previously been Senior Vice President, General Manager, MicroUnited since 1990 and Vice President, General Manager, MicroUnited since September 1989. He had held a staff position in the same capacity since February 1987.

  DANIEL H. BUSHELL was elected to the Board of Directors of the Company upon consummation of the Offer and became Chief Financial Officer and Assistant Secretary of United and the Company and Vice President of the Company upon consummation of the Merger. Prior thereto, Mr. Bushell had been Chief Administrative and Chief Financial Officer of Associated and ASI since January 1992. From 1978 to January 1992, Mr. Bushell served in various capacities with ACE Hardware Corporation, most recently as Vice President of Finance.

  GARY G. MILLER was elected to the Board of Directors of United upon consummation of the Offer and became Vice President and Secretary of United and the Company upon consummation of the Merger. Prior thereto, Mr. Miller had been a director of Associated since 1992 and Vice President and Secretary of Associated since January 1992. Mr. Miller also currently serves as President of Cumberland Capital Corporation ("Cumberland"), a private investment firm which is located in Fort Worth, Texas and is a stockholder of United. In addition, from 1977 to December 1993, Mr. Miller served as Executive Vice President, Chief Financial Officer and a director of AFG Industries, Inc., and its parent company, Clarity Holdings Corp. He is Chairman of the Board of CFData Corp., a nationwide provider of check collection and check verification services and is Vice President, Finance and Administration of Fore Star Golf, Inc., which was formed in 1993 to own and operate golf facilities.

  JAMES T. CALLIER, JR. was elected to the Board of Directors of United upon consummation of the Offer. Prior to the Merger, he had been a director of Associated since 1992. Mr. Callier is an indirect general partner of Wingate Partners, and has served as President of Callier Consulting, Inc., an investment management firm, since 1985. Mr. Callier currently serves as Chairman of the Board of Century Products, as a director of Redman, RBPI and Loomis and as an advisory director of Wingate II.

  DANIEL J. GOOD was elected to the Board of Directors of United upon consummation of the Offer. Prior to the Merger, he had been a director of Associated since 1992. Mr. Good is Chairman of Good Capital Co., Inc. ("Good Capital"), a private investment firm and investment advisory firm founded in 1989 and located in Lake Forest, Illinois, which is a stockholder of United. Mr. Good is also Vice Chairman of Golden Cat Corporation, a producer and distributor of cat care products and a producer of industrial absorbent materials. Mr. Good serves on the Board of Directors of Supercuts, Inc. Prior to founding Good Capital, Mr. Good was managing director of the Merchant Banking Group of Shearson Lehman Hutton, Inc.

  FREDERICK B. HEGI, JR. was elected to the Board of Directors of United upon consummation of the Offer. Prior to the Merger, he had been a director of Associated since 1992. Mr. Hegi is a general partner of various Wingate entities, including the indirect general partner of each of Wingate Partners and Wingate II. Since May 1982, Mr. Hegi has served as President of Valley View Capital Corporation, a private investment firm. Mr. Hegi also currently serves as Chairman of the Board of Loomis Holding Corporation, the parent corporation of Loomis, Tahoka First Bancorp, Inc., a bank holding company, and Cedar Creek Bancshares, Inc., a bank holding company, and as a director of RBPI, Century Products, Lone Star Technologies, Inc., a diversified company engaged in the manufacturing of steel pipe and in commercial banking services, Cattle Resources, Inc., a manufacturer of animal feeds and operator of commercial cattle feedlots and various funds managed by InterWest Partners.

  JEFFREY K. HEWSON served as President and Chief Executive Officer of United and the Company from consummation of the Merger until May 31, 1995. Prior thereto, he was President and Chief Operating Officer of United and the Company since April 1991. He had been Executive Vice President of United and the Company since March 1990. Prior to that, he had been President of ACCO International's U.S. Division since 1989 and President of its Canadian Division since 1987. ACCO International is a manufacturer of traditional office products and a subsidiary of American Brands, Inc., which is a global consumer products holding company.

  JAMES A. JOHNSON was elected to the Board of Directors of United upon consummation of the Merger. Prior to the Merger, he had been a director of Associated since 1992. Mr. Johnson is a general partner of various Wingate entities, including the indirect general partner of each of Wingate Partners and Wingate II. From 1980 until he joined Wingate Partners in 1990, Mr. Johnson served as a Principal of Booz-Allen & Hamilton, an international management consulting firm. Mr. Johnson currently serves as a director of Century Products and AmeriStat.

  JOEL D. SPUNGIN has served as a member of the Board of Directors of United since 1972 and prior to the consummation of the Offer was a member of the Board of Directors of the Company, and Chairman of the Board of Directors of United and the Company and prior to the Merger was Chief Executive Officer of United and the Company since August 1988. From October 1989 until April 1991, he was also President of United and the Company. Prior to that, since March 1987, Mr. Spungin was Vice Chairman of the Board and Chief Executive Officer of United and the Company. Previously, since August 1981, Mr. Spungin was President and Chief Operating Officer of United and the Company. He also serves as a director of AAR Corp.

  Approximately 75% of the Shares expected to be outstanding on the date of this Prospectus are held in a voting trust (the "Voting Trust") pursuant to a Voting Trust Agreement dated as of January 31, 1992 (the "Voting Trust Agreement"). The trustees of the Voting Trust are Thomas W. Sturgess, Frederick
B. Hegi, Jr., James A. Johnson, Daniel J. Good and Gary G. Miller. The trustees of the Voting Trust hold all voting power to vote the Shares held in the Voting Trust and may act by a majority vote of the trustees. The trustees agree to vote all Shares in trust to elect a board of directors of United with (i) a least one representative designated by Good Capital, (ii) at least one representative designated by ASI Partners, L.P., the general partner of which is Cumberland, (iii) at least one representative designated by certain key executives (consisting of Messrs. Rowsey, Eberspacher, Schleppe and L. Miller) of United and (iv) such number of directors designated by Wingate Partners as will represent a majority of the total number of directors. The Voting Trust terminates on January 31, 2002 or upon the consummation of an underwritten public offering of the Shares which meets certain criteria specified in the Voting Trust Agreement. The Voting Trust Agreement does not apply to the election of directors of the Company, although by virtue of the power to elect the directors of United the trustees of the Voting Trust will indirectly have the power to elect the directors of the Company. Officers of United and the Company are elected by their respective Boards of Directors and hold office until their respective successors are duly elected and qualified.

  United's Restated Certificate of Incorporation (as hereinafter defined) provides that the Board of Directors of United shall be divided into three classes, each class as nearly equal in number as possible, and each term consistent of three years. The Directors currently in each class are as follows: Class I (having terms expiring in 1996) -- Messrs. Good, Johnson and Hewson; Class II (having terms expiring in 1997) -- Messrs. Sturgess, Hegi and Rowsey; and Class III (having terms expiring in 1998) -- Messrs. G. Miller, Callier and Spungin.

  Certain directors of United who are not officers or employees of United or the Company currently receive an annual retainer fee of $18,000, plus a fee of $1,000 for each board meeting attended and a fee of $600 for each committee meeting attended. An additional fee of $250 per committee meeting is currently paid to the chairman of each committee. When United's business requires an overnight stay for a board or committee meeting, an additional $600 is currently paid. Certain of such fees may be deferred under the Directors' Deferred Compensation Plan. United also has a retirement program for its outside directors who have served at least one year as a director. Under the program, directors are entitled to receive, upon their retirement from the board after the age of 65, 50.0% of their last annual retainer per year of service for those directors with less than seven years of service and 100.0% of their last annual retainer per year of service as a director for those with seven or more years of service. In addition, all directors are reimbursed for travel expenses incurred in attending meetings. United also maintains a term life insurance policy in the amount of $100,000 for the benefit of each director. United is in the process of evaluating the extent to which the fees and other benefits currently received by directors of United and the Company will be retained, modified or terminated for directors of United and the Company after the Merger.

EXECUTIVE COMPENSATION FOR UNITED

  Compensation for executive officers of United and the Company is currently governed by plans and other arrangements established by United for the benefit of the employees of both United and the Company. United is in the process of evaluating the extent to which the benefit plans and arrangements and other matters relating to executive compensation described below that were in effect for officers and employees of United and the Company prior to the Merger will be retained, modified or terminated for officers and employees of United and the Company after the Merger.

  Compensation Table. The following table sets forth the compensation paid during United's last three fiscal years to the Chief Executive Officer and each of the four most highly compensated officers of United in all capacities in which they served at the end of United's fiscal year ended August 31, 1994.

                           SUMMARY COMPENSATION TABLE

                                     ANNUAL COMPENSATION         LONG-TERM COMPENSATION
                                  --------------------------  ----------------------------
                                                                    AWARDS
                                                              ------------------
                                                                                   LONG-
                                                     OTHER                         TERM
                                                     ANNUAL   RESTRICTED OPTIONS INCENTIVE ALL OTHER
                                                    COMPEN-     STOCK    (NUMBER   PLAN     COMPEN-
        NAME AND           FISCAL  SALARY            SATION     AWARDS     OF     PAYOUTS   SATION
   PRINCIPAL POSITION       YEAR    (1)     BONUS     (2)        (4)     SHARES)    (5)     (2)(6)
   ------------------      ------ -------- -------- --------  ---------- ------- --------- ---------
Joel D. Spungin             1994  $431,667 $    --  $     (3)  $   --    45,000   $41,198   $11,416
 Chairman and Chief         1993   420,500  201,344       (3)      --       --     37,683    13,243
 Executive Officer          1992   401,975  262,006      --        --    30,000    12,088       --
Jeffrey K. Hewson           1994   309,167      --        (3)      --    38,000    23,169     5,076
 President and Chief        1993   286,250  119,074       (3)      --       --     14,283     6,382
 Operating Officer          1992   268,750  158,125      --     85,000   50,000       --        --
Ronald W. Weissman          1994   216,500   19,530       (3)      --       --     12,902     5,199
 Executive Vice President   1993   213,750   74,810       (3)      --       --     14,833     7,378
                            1992   207,500  107,625      --        --     7,500     4,489       --
Allen B. Kravis             1994   188,469      --        (3)      --    21,000    11,451     4,559
 Sr. Vice Pres., Chief      1993   175,250   65,260       (3)      --       --      9,834     6,494
 Financial Officer          1992   158,583   81,488      --     21,250   25,000     2,105       --
Steven R. Schwarz           1994   181,890   15,818       (3)      --    21,000     9,677       822
 Sr. Vice President         1993   169,875   57,279       (3)      --       --      8,226     2,861
                            1992   152,250   66,500      --     34,375   15,000       918       --

- --------
(1) Includes compensation amounts earned during the fiscal year but deferred pursuant to Section 401(k) of the Internal Revenue Code under United's Profit Sharing PluSavings Plan.

(2) Disclosure of "Other Annual Compensation" and "All Other Compensation" is not required for the fiscal year ended August 31, 1992.
(3) No amounts of "Other Annual Compensation" were paid to any named executive officer, except for perquisites and other personal benefits which for each executive officer did not exceed the lesser of $50,000 or 10.0% of such individual's salary and bonus for the indicated fiscal year.
(4) Restricted stock awards are valued at the market price on date of grant. Grants are made under the 1981 Stock Incentive Award Plan, and include tax withholding rights which permit the officer to elect to have shares withheld to satisfy federal, state and local tax withholding requirements when the shares become unrestricted, generally three years after the grant date. Dividends are paid on restricted shares at the same rate paid to all shareholders. On August 31, 1994, Mr. Schwarz held 2,500 shares of restricted stock valued at year-end market value for Shares of $9.50 per share, or a total value of $23,750.
(5) Includes payments from Executive Bonus Plan (as hereinafter defined) of awards earned in prior years payable in three annual installments as shown below. Awards are partly (30.0%) in cash and partly (70.0%) in Share Units (as hereinafter defined) which are converted to and paid out in common stock. Cash payments include earnings on the cash amounts based on United's return on equity or the treasury bill rate. Stock payments are valued at the stock price as of the date of the award of Share Units:

                                          SPUNGIN HEWSON WEISSMAN KRAVIS SCHWARZ
                                          ------- ------ -------- ------ -------
   1994:
     Cash................................ $15,789 $8,885  $4,975  $4,402 $3,730
     Stock...............................  25,409 14,284   7,927   7,049  5,947
   1993:
     Cash................................  13,224  4,478   5,173   3,328  2,687
     Stock...............................  24,460  9,805   9,659   6,506  5,539
   1992:
     Cash................................   5,059     --   1,878     880    386
     Stock...............................   7,029     --   2,611   1,225    532

(6) Includes premiums paid during 1994 for Split Dollar Life, Group Life and Accidental Death insurance policies (Mr. Spungin $11,416, Mr. Hewson $5,076, Mr. Weissman, $5,199, Mr. Kravis $4,559 and Mr. Schwarz $822). United made no contributions to its Profit Sharing PluSavings Plan for the indicated officers during 1994.

  Option Grants. Options were granted during United's fiscal year ended August 31, 1994 to all of the executives named in United's Summary Compensation Table on October 22, 1993 and August 24, 1994, all of which were redeemed upon consummation of the Merger. The following table contains information concerning such grants:

                     OPTION GRANTS DURING LAST FISCAL YEAR

                                   INDIVIDUAL GRANTS
                    -------------------------------------------------
                                                                       POTENTIAL REALIZABLE
                                                                         VALUE AT ASSUMED
                                                                       ANNUAL RATES OF STOCK
                                                                      PRICE APPRECIATION FOR
                                                                          OPTION TERM (5)
                                                                      -----------------------
                                  PERCENT OF
                     OPTIONS    TOTAL OPTIONS
                     GRANTED      GRANTED TO
                    (NUMBER OF    EMPLOYEES    EXERCISE OR
                     SHARES)    IN FISCAL YEAR BASE PRICE  EXPIRATION
       NAME            (1)           (4)       (PER SHARE)    DATE        5%          10%
       ----         ----------  -------------- ----------- ---------- ----------- -----------
Joel D. Spungin       25,000(2)           6.2%      $16.25  10/21/99     $138,164    $313,447
                      20,000(3)           5.0%       10.00  08/23/98       43,101      92,820
Jeffrey K. Hewson     20,000(2)           5.0%       16.25  10/21/99      110,531     250,757
                      18,000(3)           4.5%       10.00  08/23/98       38,791      83,538
Ronald W. Weissman       -0-               --          --        --           --          --
Allen B. Kravis       12,000(2)           3.0%       16.25  10/21/99       66,319     150,454
                       9,000(3)           2.2%       10.00  08/23/98       19,396      41,769
Steven R. Schwarz     12,000(2)           3.0%       16.25  10/21/99       66,319     150,454
                       9,000(3)           2.2%       10.00  08/23/98       19,396      41,769

- --------
(1) Options were granted under the 1981 Stock Incentive Award Plan at market price on the date of grant.
(2) Options granted October 22, 1993 became exercisable in four equal annual increments commencing October 21, 1994.
(3) Options granted August 24, 1994 became exercisable in three equal annual increments commencing August 23, 1995.
(4) Based on 401,050 options granted to employees during the fiscal year.
(5) The amounts under the columns labeled "5%" and "10%" are included pursuant to certain rules of the Commission, and are not intended to forecast future appreciation, if any, in the price of the Shares. The actual value of the options will vary in accordance with the market price of the Shares; any such variance will affect all stockholders commensurately.

  The following table contains information concerning option exercises during United's fiscal year ended August 31, 1994 by each of the named executive officers and the fiscal year end values:

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                                                     VALUE OF UNEXERCISED
                                           NUMBER OF UNEXERCISED         IN-THE-MONEY
                                          OPTIONS AT FISCAL YEAR-      OPTIONS AT FISCAL
                                                    END                  YEAR-END (1)
                                         ------------------------- -------------------------
                      SHARES
                    ACQUIRED ON  VALUE
       NAME          EXERCISE   REALIZED EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
       ----         ----------- -------- ----------- ------------- ----------- -------------
Joel D. Spungin         --      $   --     88,310       67,800       $6,192       $4,128
Jeffrey K. Hewson       --          --     47,000       71,000        8,310        5,540
Ronald W. Weissman      --          --     71,610       12,500        5,160        3,440
Allen B. Kravis         --          --     44,750       38,000        3,840        2,560
Steven R. Schwarz       --          --     26,450       35,000        3,870        2,580

- --------
(1) The values given are based on the closing price of the Shares on August 31, 1994 which was $9.50, less the exercise price, before payment of applicable income taxes.

  Bonus Plans. A Management Incentive Plan ("MIP") provides annual incentive compensation opportunities to officers and other upper management level participants based on United's performance, region or division performance, and personal performance. Under the MIP, annual targets are set by the Board of Directors and bonuses are awarded under a formula based on percentage attainment of the targets. The incentive awards for the Chief Executive Officer ("CEO"), Chief Operating

Officer ("COO") and Chief Financial Officer ("CFO") are based solely on the earnings performance of United. If United fails to produce minimum targeted results, no incentives are paid to the CEO, COO or CFO. For fiscal year 1994, United failed to meet the targets set by the Compensation Committee; therefore, no bonuses were earned by the executive officers based on United's performance although certain officers (other than the CEO, COO and CFO) did earn bonuses based on personal performance targets.

  United's Executive Bonus Plan ("EBP") applied to the Company's officers prior to the Merger. While the EBP provided annual incentive opportunity, it also focuses on long-term results. Annual targets were established by the Compensation Committee measured by return on equity ("ROE") or the treasury bill rate. Bonus awards were made annually, if earned, based on the percentage achievement of targets set, with 50% of the awards deferred and paid over a three-year period. Of the deferred amounts, approximately 30% is in cash to be paid in three annual installments. The deferred cash portion was to increase based on the subsequent ROE performance. The other 70% of the deferred award was converted to "Share Units" having a value equal to the market price of one share of Common Stock. Thus the value of the Share Units rises and falls in response to market fluctuations. The Share Units are converted into Shares upon distribution in three annual increments. For fiscal year 1994, no bonuses were earned under the EBP because United failed to meet the ROE target set by the Compensation Committee.

  Based on amendments to the MIP and the EBP completed shortly before the execution of the Merger Agreement, amounts accrued under the EBP in respect of Messrs. Spungin, Hewson, Weissman, Kravis and Schwarz (collectively, the "Protected Employees") were paid out based on United's performance through the date of the consummation of the Offer for the portion of the plan year through the last day of the month in which the Merger occurred and amounts accrued through March 30, 1995 under the MIP in respect of the Protected Employees have not been paid as of June 2, 1995 (such amounts are guaranteed under the Bonus Trust Agreement (as hereinafter defined)). In addition, amounts shall be paid out for the balance of the plan year under the MIP at 100% of the financial targets under that plan. The Bonus Trust Agreement (as hereinafter defined) secures the amount reasonably estimated by United to be owed to the Protected Employees of United with respect to the EBP and MIP with respect to the current fiscal year. The amount of the bonus under the MIP for the post-Merger remainder of the current fiscal year was established at 100% of the bonus opportunity for each of the Protected Employees. The amount of the bonus to which each Protected Employee was entitled for the pre-Merger portion of the current fiscal year was established, in accordance with the terms of the MIP, at 150% of the bonus opportunity under such plan. These bonus payments are expected to be made by the trustee under the Bonus Trust Agreement on or before October 1995. Following the payment of all bonuses, the trust created by the Bonus Trust Agreement shall terminate.

  United adopted a severance plan for the officers of the Company shortly before the execution of the Merger Agreement which provides a severance payment of one year's base salary if an officer is terminated without cause or leaves after remaining for the full transition period requested by United.

  Prior to the consummation of the Offer, United, as settlor, entered into an irrevocable trust agreement (the "Benefits Trust Agreement") with American National Bank and Trust Company of Chicago, as trustee (the "Benefits Trustee"). The Benefits Trust Agreement secures the payment of all amounts owed to certain employees under their amended employment contracts, certain obligations of United to provide post-employment medical benefits, certain severance benefits to former employees, and related costs. Under the terms of the Benefits Trust Agreement and the Merger Agreement, United has caused an irrevocable letter of credit in the initial amount of $24.0 million to be furnished to the Benefits Trustee by Chase Bank. Each compensation or benefit payment by the Benefits Trustee reduces the amount of the letter of credit. To the extent that United makes payments of compensation and benefits covered by the Benefits Trust Agreement or otherwise satisfies its obligation to these current and former employees (or, in some cases, their eligible dependents or surviving beneficiaries) and obtains a waiver from such persons, the letter of credit will be reduced as provided in such waiver.

  Prior to the consummation of the Offer, United, as settlor, entered into an irrevocable trust agreement (the "Bonus Trust Agreement") with the Benefits Trustee. The Bonus Trust Agreement secures the amount reasonably estimated by United to be owed to certain employees for amounts accrued and to be accrued under the MIP. Under the terms of the Bonus Trust Agreement, United has caused an irrevocable letter of credit in the amount of approximately $3.4 million (the "Bonus LOC") to be furnished by Chase Bank to the Benefits Trustee. The Benefits Trustee will draw on the Bonus LOC (without the necessity of a default by United) on October 16, 1995 to make distributions to trust beneficiaries for amounts accrued through the date of the Merger under United's MIP, unless such amounts have been previously paid. After this one-time distribution, the trust will be closed.

  Spungin Employment Contract. Prior to the execution and delivery of the Merger Agreement, Joel D. Spungin had an employment and consulting agreement under which Mr. Spungin was to be employed at a salary of not less than $425,000, plus participation in all bonus, stock options and other benefit plans generally available to executive officers of United.

  United has amended the employment agreement with Mr. Spungin, effective as of the consummation of the Offer. On March 20, 1995, Mr. Spungin resigned his offices with United and was relieved of all duties thereto, except that he remains an employee of United, and shall, subject to nomination and election, serve as a member of the Board of Directors of United. His term of employment will continue until August 31, 1995, unless terminated by either Mr. Spungin or United. Mr. Spungin will continue to be paid his current employee benefits and salary until August 31, 1995. On September 1, 1995, Mr. Spungin shall become an executive consultant to United for a period of 11 years in accordance with the terms of his amended employment agreement. United shall pay the sum of $2,276,209 to Mr. Spungin on September 1, 1995, and for the period of September 1, 1995 through August 31, 1996, United shall pay Mr. Spungin $530,000 in equal or nearly equal monthly installments. Beginning on September 1, 1996 and continuing until the end of the consulting term, United shall make a monthly payment of approximately $34,269.63 to Mr. Spungin amounting to a total of $6,918,565.

  Mr. Spungin and his spouse will receive coverage under United's present medical plan for their lives, subject to a $1,000,000 lifetime maximum payment limit in the aggregate for each of them. United is not permitted to terminate such coverage without also terminating United's medical plan. If Mr. Spungin or his spouse lose their medical coverage on account of a termination of United's medical plan or United's failure to provide such medical coverage, (i) United will pay premiums not to exceed, in the aggregate, $242,701 (such amount shall not be applied against the $1,000,000 per person lifetime maximum) for individual insurance coverage until Mr. Spungin and his spouse become eligible for Medicare, (ii) United will pay premiums for Medicare supplemental policies for the remainder of their lives (such amount shall not be applied against the $1,000,000 per person lifetime maximum) and (iii) at any time Mr. Spungin and his spouse are not reimbursed for medical expenses under such individual insurance policies, United will pay or reimburse such medical expenses incurred by Mr. Spungin and his spouse up to a $1,000,000 lifetime maximum payment for each of them. If United fails to obtain an individual insurance policy within 30 days after termination of United's medical plan, it shall then pay Mr. Spungin the sum of $242,701 in addition to expenses which may be paid under his $1,000,000 million lifetime maximum benefit referred to in clause (iii) above. United's obligation to provide such medical payments may be satisfied by payments made under the Benefits Trust Agreement.

  A failure by Mr. Spungin to render services to United or his disability shall not cause a forfeiture of his entitlement to any amount or benefit under his employment agreement. Upon Mr. Spungin's death, his spouse shall receive the remainder of the salary and consulting payments due.

  If United breaches any of its obligations to Mr. Spungin, he may resign and remain entitled to the amounts under his employment agreement. Further, if United fails to make any payment to which Mr. Spungin is entitled when due, all the unpaid consulting payments and fringe benefits shall become payable immediately. Substantially all of United's obligations are secured by the Benefits Trust Agreement.

  Hewson Employment Contract. Mr. Hewson resigned as President and Chief Executive Officer of United and the Company on May 31, 1995. Effective as of the consummation of the Offer, United amended the employment agreement with Mr. Hewson to, among other matters, reduce his term of employment to not more than one year, eliminate his consulting term and provide for additional bonuses. In recognition of Mr. Hewson's efforts prior to the consummation of the Offer and his expected responsibilities following the consummation of the Offer, United agreed to make a single payment of $875,000 to Mr. Hewson on September 26, 1995 (180 days after the consummation of the Offer). On the expiration of Mr. Hewson's term of employment, he became entitled to receive an aggregate amount equal to $1,575,000, which, except in limited circumstances, will commence with an initial payment of $650,370 and the remainder payable monthly in equal installments of $26,418.

  Mr. Hewson and his spouse (and their eligible dependent children) became entitled, upon the termination of Mr. Hewson's employment, to post-employment medical coverage under United's medical plan until he reaches age 65 and his spouse will also continue to be covered until she reaches age 65, subject to a $1,000,000 maximum benefit payment limit, in the aggregate. United is not permitted to terminate such coverage without also terminating United's medical plan. If such plan is terminated, Mr. Hewson will be entitled to receive until age 65 (but for not more than 18 months) (i) monthly payments equal to the conversion premium under such plan and (ii) reimbursements for medical expenses not covered by any insurance policy up to an aggregate of $300,000 for Mr. Hewson and his eligible dependents, subject to an aggregate limit of $700,000 for all officers referred to as "contract officers" under the medical plan.

  Other Executive Employment Contracts. Prior to the execution and delivery of the Merger Agreement, employment and consulting agreements were also entered into with Ronald W. Weissman, Allen B. Kravis, Steven R. Schwarz, Robert H. Cornell, Otis H. Halleen, Jerold A. Hecktman and Ted S. Rzeszuto. The agreements generally provide for annual compensation of not less than the officer's salary at the time the employment agreement was made, plus participation in all bonus, stock option and other benefit plans generally available to executive officers of United. The existing employment agreements with Messrs. Schwarz, Cornell, Halleen, Hecktman and Rzeszuto were amended or restated, effective as of the consummation of the Offer to, among other matters, reduce the term for which United is obligated to employ these officers and to encourage these officers not to voluntarily resign during the transitional period following the consummation of the Offer. Existing letters describing Ergin Uskup's terms of employment have been substituted by a new employment agreement which is intended to encourage Mr. Uskup not to voluntarily resign for the one-year period following the consummation of the Offer.

  Each amendment provides that the term of employment shall be limited to one year following the consummation of the Offer unless, within 30 days after the consummation of the Offer, United notifies the officer of an earlier date of termination. Under the employment agreement with Mr. Uskup, United has 30 days following the consummation of the Offer to notify him whether his employment is terminated or whether his term of employment shall be for the one year period following the consummation of the Offer. If United terminates Mr. Uskup's employment, Mr. Uskup will be entitled to receive severance in the amount of $350,000. Further, each amendment eliminates the four-year consulting term previously included in the employment agreements. Upon completion of the term of employment, each officer (other than Mr. Uskup) shall be entitled to a bonus equal to two times his highest annual compensation (including salary, retirement benefit accruals and incentive compensation) paid or accrued during the preceding five years, except the officer shall not be entitled to such bonus if he voluntarily resigns without good reason (as defined in the employment agreement, as amended) or is terminated by United for breach of a fiduciary duty to United. Upon completion of his term of employment, Mr. Uskup shall be entitled to receive a bonus equal to his annual salary. The stay bonuses are to be secured as an obligation of the trust under the Benefits Trust Agreement. Jeffrey K. Hewson (President and Chief Operating Officer), Steven R. Schwarz (Senior Vice President, Marketing), Robert H. Cornell (Vice President, Human Resources), Otis H. Halleen (Vice President, Secretary and General Counsel), Ted S. Rzeszuto (Vice President and Controller), Jerold A. Hecktman (Vice President, Advertising) and Ergin Uskup (Vice President, MIS -- Chief Information Officer) are entitled to receive stay bonuses of $1,575,000, $678,227, $602,985, $589,210, $511,297, $492,050 and $175,000, respectively.
The aggregate amount of stay bonuses under all amendments to the employment agreements is $5,520,066.

  As to certain current and former officers, amendments preclude United from eliminating their eligibility for retiree medical coverage under United's medical plan so long as United maintains such plan. In the event such medical plan is terminated, United shall provide each officer with a monthly amount equivalent to the current monthly premium under United's group medical plan to convert to an individual medical policy for a period not to exceed 18 months. This transition medical coverage also applies to Melvin L. Hecktman, James A. Pribel and certain former employees currently entitled to retiree medical coverage. In addition, for not more than 18 months, the covered officers and their eligible dependents would be entitled to reimbursement of medical expenses which are not covered by such individual medical policy or other medical insurance, up to an aggregate of $300,000 for each such officer and his dependents, subject to an aggregate limit of $700,000 for all of the covered officers and their dependents.

  The amendments also update the employment agreements to reflect the salary and employee benefits to which the officers are currently entitled. The amendments also set forth a procedure for an officer to exercise his right to resign for good reason (as defined in the employment agreement, as amended) or for United to terminate his employment for a breach of his fiduciary duty.

  Profit Sharing PluSavings Plan. United has a qualified Profit Sharing PluSavings Plan (the "Profit Sharing Plan") in which all salaried employees and certain hourly paid employees of United and its subsidiaries are eligible to participate following completion of six consecutive months of employment. The Profit Sharing Plan provides for annual contributions by United in an amount determined by the Board of Directors of United. The Profit Sharing Plan consists of a "Basic Contribution," "Excess Contribution" and "Matching Contributions." The Basic Contribution is allocated based on the ratio of each participant's earnings to the earnings of all participants for the year. Allocations under the Excess Contribution are based upon participants' earnings in excess of 85% of the Social Security Taxable Wage Base. The portion vested under the Basic Contribution described above will be immediately fully vested in the participant's account. The portion described under the Excess Contribution vests 10% each year for the first four years and 20% per year thereafter, until fully vested after seven years. Upon retirement, death or disability, a participant or his beneficiary is entitled to the entire amount of his account. A participant whose employment terminates for any reason other than retirement, death or disability is entitled to only the vested portion of his account. The plan also permits employees to have contributions made as 401(k) salary deferrals on their behalf and to make after-tax voluntary contributions.

  United did not make any contribution to the Profit Sharing Plan for the year ended August 31, 1994 (except for the Matching Contributions described below).

  The Profit Sharing Plan provides that United may match employee contributions made as 401(k) salary deferrals. United is contributing $.25 for each $1.00 of pre-tax employee contributions, on contributions up to 4% of eligible wages. For the fiscal year ended August 31, 1994, United paid $494,347 in matching contributions.

  Pension Plans. United maintains a noncontributory pension plan covering officers of United and the Company (the "Pension Plan"). Employees are eligible to participate following the conclusion of twelve consecutive months of employment and the attainment of age 21. The Pension Plan provides for annual retirement benefits at age 65 equal to one percent of an employee's career-average annual compensation (as reported to the Internal Revenue Service) multiplied by the number of years of credited service up to a maximum of 40 years; however, an employee's annual compensation for each year of service prior to September 1989, is deemed to be the compensation earned by such employee during the twelve month period ending on August 31, 1989. An employee's pension rights fully vest after five years of service. These benefits are in addition to normal Social Security retirement benefits. Alternative benefit options of early retirement, joint and survivor annuity, and disability are also available. All such options are of actuarially equivalent value to the basic pension. The normal retirement age under this plan is 65.

  The following table sets forth the estimated annual benefits upon retirement at age 65 under the Pension Plan to the five executive officers individually named in United's Summary Compensation Table (calculated on the basis of estimated years of service at retirement age and levels of compensation paid in calendar year 1994, assuming 5.5% compounded annual increases):

                                                                      ESTIMATED
                                                                        ANNUAL
                                                                      PENSION AT
                            NAME OF PARTICIPANT                       RETIREMENT
                            -------------------                       ----------
      Joel D. Spungin................................................  $150,493
      Jeffrey K. Hewson..............................................    37,607
      Ronald W. Weissman.............................................    65,071
      Allen B. Kravis................................................    43,813
      Steven R. Schwarz..............................................    85,042

  As of August 31, 1994, the credited years of service under the Pension Plan for the five individuals named were as follows: Mr. Spungin, 36 years; Mr. Hewson, 4 years; Mr. Weissman, 26 years; Mr. Kravis, 19 years and Mr. Schwarz, 17 years.

  United's contributions to the Pension Plan are not allocated to the accounts of the individual participants.

  In connection with the Merger, the Pension Plan was amended to provide that the actuarial factors employed by the plan may not be adjusted in a manner that would reduce lump sum benefits payable under the Pension Plan.

  United also maintains a number of retirement benefit plans for its employees who are covered under collective bargaining agreements.

  Supplemental Benefits Plan. The Board of Directors of United has adopted a nonqualified unfunded program ("Supplemental Benefits Plan") to provide for the payment to individuals of benefits which would otherwise be payable under United's Pension Plan and Profit Sharing Plan but which may not be paid under such plans due to limits imposed by Sections 401(a)(17) and 415 of the Internal Revenue Code. In addition, the plan also provides that a participant in the plan who has reached 40 years of service and age 65, but continues as an employee (for example, under a consulting agreement) would be able to elect to receive, upon retirement, the lump sum amount to which he or she would have been entitled had retirement begun at age 65. As of September 1, 1994, Messrs. Spungin, Hewson, Weissman, Kravis and Schwarz would be entitled to receive potential annual pension payments, pursuant to the Supplemental Benefits Plan, of approximately $93,089, $109,434, $4,303, $17,625 and $79,031 respectively, commencing at normal retirement age.

  Amendments to Medical Plan. United amended its medical plan shortly before the execution of the Merger Agreement. United's medical plan was amended to generally provide that: (i) the plan cannot be changed or terminated with respect to certain designated officers or early retirees; and (ii) certain designated officers (upon termination of employment) and early retirees and their spouses can continue to participate in the medical plan until age 65 under the same general terms and conditions applicable to active employees, subject to an aggregate maximum benefit limit of $250,000 for each early retiree and $1,000,000 for certain designated officers. The medical plan was also amended to provide that, in the event of its termination, United will provide certain funds to designated individuals for a specified period of time for the purpose of (i) obtaining health insurance; and (ii) reimbursing such individuals for medical expenses in the event of their uninsurability or catastrophic illness.

  Compensation Committee Interlock and Insider Participation. Compensation decisions for executive officers of United and the Company for the fiscal year ending August 31, 1994 were made by the compensation committee of the Board of Directors of United consisting of E. David Coolidge III (Chairman), Jack J. Crocker, David R. Smith, Jack Twyman and, upon the retirement of Jack J. Crocker in January 1994, Douglas K. Chapman. None of such persons was during such fiscal year, or was formerly, an officer or employee of United or the Company. Mr. Coolidge is the Managing Partner of William Blair & Company, which from time to time has rendered investment banking and related services to United, for which United has paid customary fees. After the Merger, the Company does not expect to have a compensation committee or other committee of the Board of Directors of United or the Company performing similar functions. Decisions concerning compensation of executive officers are expected to be made by the Board of Directors of the Company which will include Thomas W. Sturgess, Jeffrey K. Hewson and Michael D. Rowsey, each of whom is an executive officer of United and the Company.

EXECUTIVE COMPENSATION FOR ASSOCIATED

  Cash Compensation. The following table sets forth all cash compensation paid by ASI, as well as certain other compensation paid as accrued, during Associated's last three fiscal years to the Chief Executive Officer and each of the four most highly compensated officers of Associated in all capacities in which they served at the end of Associated's fiscal year ended December 31, 1994.

                           SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION
                                 -----------------------------
NAME AND PRINCIPAL        FISCAL                  OTHER ANNUAL     ALL OTHER
POSITION                   YEAR   SALARY   BONUS  COMPENSATION  COMPENSATION(1)
- ------------------        ------ -------- ------- ------------  ---------------
Thomas W. Sturgess(2)...   1994  $      0 $     0   $      0             $    0
 Chairman of the Board
 and                       1993         0       0          0                  0
 Chief Executive Officer   1992         0       0          0                  0
Edward R. Simon, Jr.(3).   1994   171,358       0         --(4)           1,750
 Former Chairman of the
 Board                     1993   291,684       0    100,744(5)           4,290
 and Chief Executive
 Officer of ASI            1992         0       0          0                  0
Michael D. Rowsey.......   1994   211,752  85,000         --(4)           3,220
 President and Chief       1993   209,748       0         --(4)           4,447
 Operating Officer         1992   186,758  15,000     51,310(5)           2,537
Daniel J. Schleppe......   1994   184,848  36,969         --(4)           2,812
 Vice President            1993   183,318       0          0              3,883
                           1992   163,834   7,500          0              2,221
Daniel H. Bushell.......   1994   181,728  80,000         --(4)           2,764
 Chief Administrative
 Officer and               1993   179,730       0          0              3,803
 Chief Financial Officer   1992   155,848  15,000         --(4)           2,156
Robert W. Eberspacher...   1994   169,074  42,585     21,997(6)           2,572
 Vice President            1993   163,668       0          0              3,460
                           1992   145,608   9,000     55,038(5)           1,967

- --------
(1) Reflects (a) term life insurance premiums paid by Associated on behalf of such individuals and (b) amounts contributed on behalf of such individuals to the Associated Profit Sharing and Savings Plan.
(2) Mr. Sturgess was elected Chairman of the Board and Chief Executive Officer of Associated effective January 1992. Although Mr. Sturgess did not receive a salary for his services to Associated, he serves as a general partner of various Wingate entities including the indirect general partner of Wingate Partners. Wingate Partners earned annual management fees from Associated of $350,000, $210,000 and $320,833 with respect to fiscal years 1994, 1993 and
    1992, respectively, for providing management services to Associated pursuant to an Investment Banking Fee and Management Agreement described below under "Certain Transactions -- Management Agreements." None of the compensation received by Mr. Sturgess from Wingate Partners is specifically allocated based upon services provided by him to Associated.
(3) Mr. Simon resigned as Chairman of the Board and Chief Executive Officer of ASI effective December 18, 1994.
(4) Amounts do not exceed the lesser of $50,000 or 10.0% of the individual's salary and bonus for the indicated fiscal year.
(5) Amounts represent relocation expenses paid by Associated on behalf of such executives.
(6) Includes $1,997 and $20,000 paid by Associated as reimbursement for spousal travel expenses and club membership dues, respectively, on behalf of Mr. Eberspacher.

  Employment Agreements. Prior to the consummation of the Merger, Associated entered into employment agreements with the following former executive officers of Associated pursuant to which such executives have agreed to serve in the capacities and for the salaries listed below. Such employment agreements are now obligations of United.

         EMPLOYEE                          POSITION                     SALARY
         --------         ------------------------------------------   --------
 Michael D. Rowsey....... President and Chief Operating Officer of
                           Associated and ASI                          $200,000
 Daniel J. Schleppe...... Executive Vice President of Associated and
                           ASI                                          175,000
 Daniel H. Bushell....... Chief Administrative and Chief Financial
                           Officer of Associated and ASI                170,000
 Robert W. Eberspacher... Vice President, Northern Operations of ASI    155,000
 Duane J. Ratay.......... Vice President, Corporate Operations of
                           ASI                                          125,112
 Lawrence E. Miller...... Vice President of Marketing of ASI            125,000

  Such salaries are subject to increase at the discretion of the Board of Directors of United. In addition, the agreements provide for payment of an annual bonus to such executives, based on the performance of United and such executive's performance, in such amount, if any, as determined in good faith by the Board of Directors of United. The agreements were initially scheduled to terminate on January 31, 1995, but by their terms have been extended on a year to year basis until terminated in writing by either party at least sixty (60) days prior to the end of such term. If, prior to expiration, such employee's employment is terminated by United other than for cause, such executive will be entitled to a continuation of base salary and benefits for one year after termination.

  Stock Option Plan. Associated adopted the Associated Holdings, Inc. 1992 Management Stock Option Plan (the "Management Stock Option Plan") pursuant to which incentive and non-qualified stock options could be issued to certain of its officers, key employees and directors. A total of 86,735 shares of Associated Common Stock was reserved for issuance under the Management Stock Option Plan. In connection with the Merger, United assumed all of the obligations of Associated under the Management Stock Option Plan, with an aggregate of 202,962 Shares being authorized for issuance under the plan.

  The Management Stock Option Plan, as amended, is administered by the Board of Directors of United, although the plan provides that the Board of Directors of United may designate an option committee to administer the plan. Options outstanding under the Management Stock Option Plan as of the Merger Date became exercisable for a number of Shares equal to the number of such Shares that would have been received in respect of such option if it had been exercised immediately prior to the Effective Time. See "The Acquisition."

  Under the Management Stock Option Plan, certain executive officers, key employees and directors are eligible to receive incentive and non-qualified options to purchase shares of Associated Common Stock. Subject to restrictions contained in the Management Stock Option Plan, stock options are exercisable at such time and on such terms as the Board of Directors of Associated determined. The exercise price of any option granted pursuant to the Management Stock Option Plan is not permitted to be less than the fair market value per Share on the date of grant, as determined by the board of directors of United. Subject to certain additional limitations, no option by its terms was not permitted to be exercisable after the expiration of ten years from the date of grant, or such other period (in the case of non-qualified options) or such shorter period (in the case of incentive options) as the Board of Directors of United in its sole discretion may determine. Stock options are not transferable, except by legal will and by the laws of descent and distribution.

  An optionee under the Management Stock Option Plan must pay the full option price upon exercise of an option (i) in cash, (ii) with the consent of the Board of Directors of United, by delivering Shares already owned by such optionee (including Shares to be received upon exercise of the option) and having a fair market value at least equal to the exercise price or (iii) in any combination of the foregoing. United may require the optionee to satisfy federal tax withholding obligations with respect to the exercise of options by
(i) additional withholding from the employee's salary, (ii) requiring the optionee to pay in cash or (iii) reducing the number of Shares to be issued (except in the case of incentive options).

  As of the date of this Prospectus, options to purchase an aggregate of 105,047 Shares subject to the terms and conditions of the Management Stock Option Plan are outstanding. In addition, in accordance with the terms of Executive Stock Purchase Agreements ("Executive Purchase Agreements") pursuant to which Messrs. Rowsey, Schleppe, Eberspacher and L. Miller purchased shares of Associated Common Stock and Associated Class A Preferred Stock and which United assumed in the Merger, United is obligated to issue options exercisable for an aggregate of 72,248 Shares to such executives by January 31, 1996 so long as such executives continue to be employed by the Company at the time of issuance. Accordingly, United has reserved an additional 72,248 Shares for issuance upon exercise of options to be granted in accordance with the Executive Purchase Agreements. The outstanding options have an exercise price of $2.90 per Share and vest in four equal annual installments beginning on the first anniversary of the date of grant. Of the options granted under the Management Stock Option Plan, options representing an aggregate of 77,306 Shares have been granted to the named executive officers of Associated, as follows:

                                                                      EMPLOYEE
                                                                       STOCK
                                                                      OPTIONS
                                                                      (NUMBER
                                                                         OF
      NAME                                                             SHARES)
      --------------------------------------------------------------- --------
      Michael D. Rowsey..............................................  22,254
      Daniel J. Schleppe.............................................  18,928
      Daniel H. Bushell..............................................  18,928(1)
      Robert W. Eberspacher..........................................  17,196

- --------
(1) Does not include the additional option approved by the Board of Directors of Associated described below.

  The above options were granted effective January 31, 1992. The number of Shares subject to such options are subject to reduction to the extent Wingate Partners and its affiliates do not achieve certain internal rates of return on their investment in United and, unless certain internal rates of return to Wingate Partners and its affiliates are met, such options automatically terminate (and any Shares previously acquired on exercise of such options are deemed canceled). Such options terminate in any event on January 31, 1999.

  Prior to the consummation of the Offer, the Board of Directors of Associated approved (i) the grant of an additional option exercisable for an aggregate of 18,928 Shares at an exercise price of $2.90 per Share to Mr. Bushell and (ii) the establishment of a bonus pool consisting of an aggregate of up to $150,000 which was awarded to Messrs. Rowsey and Bushell in connection with the consummation of the Offer.

  Compensation Committee Interlocks and Insider Participation. During Associated's fiscal year ended December 31, 1994, Associated had no Compensation Committee or other committee of the Board of Directors performing similar functions. Decisions concerning compensation of executive officers were made during such fiscal year by the Board of Directors of Associated, which included Thomas W. Sturgess and Michael D. Rowsey, each of whom was an executive officer of Associated.

                              CERTAIN TRANSACTIONS

CERTAIN AGREEMENTS REGARDING THE SHARES

  In connection with the Boise Transaction in 1991, Messrs. Rowsey, Schleppe, Eberspacher and L. Miller purchased shares of Associated Common Stock pursuant to the Executive Purchase Agreements, which agreements, as now in effect after the Merger, (i) require, under certain circumstances, that United issue options exercisable for an aggregate of 72,248 Shares by January 31, 1996 to such executives (see "Management -- Executive Compensation for Associated -- 1992 Stock

Option Plan"), (ii) allow each executive to cause United to repurchase (subject to cash availability and lending restrictions) such executive's Shares in the event of such executive's death, retirement or disability at the fair market value thereof at the time of repurchase and (iii) enable United to repurchase an executive's Shares upon such executive's death, retirement, disability or termination of employment at the net book value thereof at the date of such termination.

  Associated, Wingate Partners, Cumberland, ASI Partners, L.P., Good Capital, Boise Cascade Corporation ("Boise Cascade") and certain other holders of Associated Common Stock (including Messrs. Rowsey, Schleppe, Eberspacher and L. Miller) entered into the Associated Holdings, Inc. Stockholders Agreement, dated as of January 31, 1992 (the "Stockholders Agreement"), which was terminated as of the date of the Merger. The Stockholders Agreement provided for, among other things, certain restrictions on transfer of Shares held by the parties to the agreement and preemptive rights with respect to certain issuances by United of Shares. Pursuant to the Stockholders Agreement, parties thereto purchased Associated Common Stock offered in connection with the Offer. See "Financing the Acquisition -- Equity Investment."

  Also in connection with the Boise Transaction, Associated, on January 31, 1992, entered into a registration rights agreement (the "Stockholders Registration Rights Agreement") with Wingate Partners, Cumberland, ASI Partners, L.P., Good Capital, Boise and certain other holders of Associated Common Stock (including Messrs. Rowsey, Schleppe, Eberspacher and L. Miller) pursuant to which it granted to such stockholders certain rights with respect to registration under the Securities Act of shares of Associated Common Stock held by them. United assumed the obligation of Associated under the Stockholder Registration Rights Agreement by operation of law in connection with the Merger and such agreement has been amended accordingly. Under the amended agreement, a holder of 20.0% of the Shares subject to the agreement can, in certain circumstances, require United to effect up to three registrations of all or part of such holder's Shares. United is not required to honor any request to register Shares if the request is received either prior to March 30, 1996 or less than 300 days following the effective date of any previous registration statement filed in connection with any such request. Upon receipt of a written request to register a holder's Shares, United must send notice to the other holders subject to the agreement and permit them to also request to have their respective Shares registered under the Securities Act. Registrations effected at the request of the holders will be at the expense of United (excluding underwriting discounts and commissions).

  Prior to the Merger, substantially all shares of Associated Common Stock were held in the Voting Trust pursuant to the Voting Trust Agreement. As of the Effective Time, the Voting Trust Agreement was amended to govern Shares held by the parties thereto in substantially the same manner as such agreement previously governed shares of Associated Common Stock. The trustees of the Voting Trust are Thomas W. Sturgess, Frederick B. Hegi, Jr., James A. Johnson, Daniel J. Good and Gary G. Miller. The trustees of the Voting Trust hold all voting power to vote the Shares held in the Voting Trust and may act by a majority vote of the trustees. The trustees agree to vote all of the Shares held in trust to elect a board of directors of United with (i) a least one representative designated by Good Capital, (ii) at least one representative designated by ASI Partners, L.P., the sole general partner of which is Cumberland (iii) at least one representative designated by certain former key executives (consisting of Messrs. Rowsey, Eberspacher, Schleppe and L. Miller) of Associated and (iv) such number of directors that will represent a majority of the total number of directors designated by Wingate Partners. Except with respect to Boise Cascade, the Voting Trust terminates on January 31, 2005 or upon the consummation of an underwritten public offering of the Shares which meets certain criteria specified in the Voting Trust Agreement. Boise Cascade's rights and obligations under the Voting Trust Agreement will terminate on March 30, 1997. The Voting Trust Agreement does not apply to the election of directors of the Company. Officers of United and the Company are elected by their respective boards of directors and hold office until their respective successors are duly elected and qualified.

BOISE WARRANTS

  In connection with the Boise Transaction, Associated entered into a warrant agreement with Boise Cascade pursuant to which it issued to Boise Cascade warrants (the "Boise Warrants") entitling the holder thereof to acquire an aggregate of 23,129 shares of Associated Common Stock for an exercise price of $1.00 per share. Associated amended the Boise Warrants prior to the Merger Date to apply to the Shares in the same manner as they formerly applied to Associated Common Stock. Accordingly, the holder thereof is presently entitled to acquire an aggregate of 77,104 Shares for an exercise price of $0.30 per Share. The following is a summary of the material terms of the Boise Warrants:

  The Boise Warrants contain customary antidilution provisions and are exercisable through January 31, 2002. In addition, United is entitled to repurchase the Boise Warrants at any time after the repurchase or redemption of all outstanding shares of Series B Preferred Stock at an aggregate purchase price which would provide Boise Cascade with a yield from issue of at least 15% on its investment in the Series B Preferred Stock (including the related preferred stock of Associated prior to the Merger), giving effect to dividends received by Boise Cascade.

  The Boise Warrants provide the holders with certain "tag along rights" which entitle such holders to participate, on a pro rata basis, in certain sales of Shares by Wingate Partners, Cumberland, Good Capital or any other controlling stockholder of United. Pursuant to the Boise Warrants, Wingate Partners has been granted certain "go along rights" which are triggered (subject to certain exceptions) in the event (i) Wingate Partners sells 100% of its equity interest in United in a private offering, (ii) all or substantially all of the assets of United are sold and the proceeds of such sale are distributed to the stockholders of United or (iii) United participates in a merger or consolidation. In the event Wingate Partners exercises its "go along rights" in connection with the occurrence of one of the events described above, each holder of Boise Warrants would become obligated to sell all Boise Warrants and Shares held by such holders in the applicable transaction and to vote all Shares in favor of such transaction.

  The holders of the Boise Warrants are entitled, pursuant to the terms of the Boise Warrants, to preemptive rights with respect to certain issuances of Shares by United. The Boise Warrants also contain certain covenants and agreements with respect to, among other things, (i) transactions with affiliates (other than certain specified transactions with Wingate Partners, Cumberland and Good Capital), (ii) certain mergers, reorganizations, recapitalization and other events with respect to the Shares, (iii) the repurchase or redemption of Shares, (iv) changes of the fiscal year of United,
(v) the taking of actions that would cause United or any subsidiary of United to own less than 80% of any subsidiary of United, (vi) delivery of financial statements of United, (vii) board observation rights for meetings of the Boards of Directors of United and its subsidiaries and (viii) indemnification. Associated obtained the consent of Boise Cascade to the consummation of the Offer, the Merger and the transactions contemplated thereby. In connection with the issuance of the Boise Warrants, Associated entered into the Stockholder Registration Rights Agreement with the holders of the Boise Warrants among others.

LENDER WARRANTS

  In connection with the Boise Transaction, Associated entered into a warrant agreement with CMIHI (the "Lender Warrant Agreement") pursuant to which it issued to CMIHI and certain of Associated's senior lenders warrants (the "Lender Warrants") entitling the holders thereof to acquire an aggregate of 150,340 shares of Associated Common Stock (or, at such holder's option, nonvoting common stock of Associated) for an exercise price of $0.01 per share. The Lender Warrants were issued in two tranches representing an aggregate of 34,694 shares of Associated Common Stock (the "Tranche A Warrants") and 115,646 shares of Associated Common Stock (the "Tranche B Warrants"), respectively.

  In connection with the purchase by Associated of Lynn-Edwards in 1992, the Tranche B Warrant holders received additional Tranche B Warrants exercisable for an additional 39,878 shares of Associated Common Stock. In addition, an antidilution adjustment mechanism in the Lender Warrant Agreement caused the holders of the Tranche A and Tranche B Warrants to be entitled to purchase an additional 2,017 and 9,040 shares of Associated Common Stock, respectively, on a pro rata basis as an adjustment relating to the issuance of shares of Associated Common Stock to Boise.

  The Tranche A and Tranche B Warrants were assumed by United upon consummation of the Merger and now allow the holders thereof to acquire an aggregate of 122,316 and 549,684 Shares (or, at such holder's option, shares of Nonvoting Common Stock), respectively. Prior to the Merger, Wingate Partners, Wingate II, Wingate Affiliates, L.P., Wingate Affiliates II, L.P. and Daniel J. Good purchased from one of Associated's former senior lenders Tranche A and Tranche B Warrants exercisable for an aggregate of 238,795 Shares for an aggregate of approximately $1.7 million.

  The following is a summary of the material terms of the Lender Warrants:

  The Lender Warrants contain customary antidilution provisions and are exercisable through January 31, 2001. In addition, United is entitled to repurchase the Lender Warrants at any time after January 31, 1999 at the greater of the then fair market value of the Shares (less the applicable exercise price for the Lender Warrants) or the Equity Value (which is defined generally as (i) five times United's and its consolidated subsidiaries' earnings before interest, taxes and depreciation and amortization minus (ii) non-convertible debt of United and its consolidated subsidiaries minus (iii) preferred stock of United plus (iv) cash and cash equivalents). In the event United repurchases Lender Warrants or Shares pursuant to the call option granted under the Lender Warrants and, within twelve months after the date of such repurchase, United, any subsidiary of United, or Wingate Partners, Cumberland or Good Capital or their subsidiaries, or affiliates (but excluding any limited partners of Wingate Partners as such) or associates has entered into any contract relating to a merger of United or sale of all or substantially all of the assets of United or any subsidiary of United (a "Look Back Event"), then United is required to make a payment to each holder whose Lender Warrants or Shares were repurchased in an amount generally equal to (i) the excess of the fair market value of the consideration received by United, the subsidiaries and the stockholders of United (on a per share basis) in connection with the Look Back Event over (ii) the sum of (a) the amount paid to such holder pursuant to the exercise by United of its call option plus (b) imputed interest on such amount through the date of repurchase at the base rate under United's existing senior credit agreement.

  The Lender Warrants also contain certain put rights which require United to repurchase such Lender Warrants upon the earlier of January 31, 1997 or the occurrence of certain extraordinary corporate events. The purchase price payable by United or the Company upon the exercise of the put rights is the greater of the then fair market value of the Shares (less the applicable exercise price of the Lender Warrants) or the Equity Value. Because Associated refinanced all of its existing indebtedness in connection with the Acquisition (including its indebtedness under old Associated Term Loans), the Lender Warrants were amended to provide that no put rights may be exercised thereunder until February 10, 1996.

  The Lender Warrants provide the holders with certain "tag along rights" which entitle such holders to participate, on a pro rata basis, in certain sales of Shares by Wingate Partners, Cumberland, Boise Cascade, Good Capital or any of their subsidiaries, affiliates (but excluding any limited partners of Wingate as such) or associates. Pursuant to the Lender Warrants, Wingate Partners has been granted certain "go along rights" which are triggered (subject to certain exceptions) in the event (i) Wingate Partners sells 100% of its equity interest in United in a private offering, (ii) all or substantially all of the assets of United are sold and the proceeds of such sale are distributed to the stockholders of United or (iii) United participates in a merger or consolidation. In the event Wingate Partners exercises its "go along rights" in connection with the occurrence of one of the events described above, each holder of

Lender Warrants would become obligated to sell all Lender Warrants and Shares held by such holders in the applicable transaction and to vote all Shares in favor of such transaction.

  The Lender Warrants contain a mechanism whereby after the Lender Warrants (or a portion thereof) have been sold pursuant to the put rights, tag along rights, or go along rights under the Lender Warrants (provided that such events have occurred prior to January 31, 1999), each holder of Tranche B Warrants is required to refund to United a portion of the aggregate amount earned by such holder on its Tranche B Warrant investment (the "Refunded Amount"). The Refunded Amount is only required to be paid in the event the amount earned by all holders of the Tranche B Warrants exceeds $6,500,000 and such holders received an internal rate of return on their investment represented by the Tranche B portion of the Old Associated Term Loans of at least 25%. The Refunded Amount ranges from 10.0% of amounts earned on the Tranche B Warrants to 40% of such amounts, depending upon the amount by which the aggregate amount earned by all holders of the Tranche B Warrants exceeds $6,500,000 and the internal rate of return received by such holders on their investment represented by the Tranche B portion of the Old Associated Term Loans exceeds 25%.

  Pursuant to the terms of the Lender Warrants, if, at any time, United does not have securities registered under Section 12(b) or 12(g) of the Exchange Act and is not required to file reports under Section 15(d) of the Exchange Act, the holders of the Lender Warrants will be entitled to preemptive rights with respect to certain issuances of Shares by United and to board observation rights for meetings of the boards of directors of United and its subsidiaries. The Lender Warrants also contain certain covenants and agreements with respect to, among other things, (i) transactions with affiliates (other than the payment of a limited amount of management fees to Wingate Partners, Cumberland and Good Capital), (ii) certain mergers, reorganizations, recapitalization and other events with respect to the Shares, (iii) the redemption of Shares, (iv) changes of the fiscal year of United, (v) the taking of actions that would cause United or any subsidiary of United to own less than 80% of any subsidiary of United, except that United and each subsidiary of United may own a percentage of the stock of any such subsidiary not lower than the percentage owned at the effective time of the Merger, (vi) delivery of financial statements of United, and (vii) indemnification.

  In connection with the issuance of the Lender Warrants, Associated, on January 31, 1992, entered into a registration rights agreement (the "Lender Registration Rights Agreement") with the holders of the Lender Warrants pursuant to which it granted to such holders certain rights with respect to registration under the Securities Act of shares of Associated Common Stock issuable to them upon exercise of the Lender Warrants. United assumed the obligations of Associated under the Lender Registration Rights Agreement by operation of law in connection with the Merger and such agreement has been amended accordingly. Pursuant to the amended agreement, United agreed to use its best efforts to effect a "shelf" registration of all Shares issuable or issued upon exercise of the Lender Warrants and subject to the agreement as promptly as practicable following the sixtieth day after the Merger. In addition, the holders of a majority of the Shares issuable or issued upon exercise of the Lender Warrants and subject to the agreement will be able to require United, after consummation of a public offering of Shares meeting certain specified criteria, and after satisfaction of certain other conditions, to effect up to five registrations of all or part of the Shares held by them. United is not required to honor any request to register Shares if the request is received less than 300 days following the effective date of any previous registration statement filed in connection with any such request. Upon receipt of a written request to register a holder's Shares, United must send notice to the other holders subject to the agreement and permit them to also request to have their respective Shares registered under the Securities Act. Registrations effected at the request of the holders will be at the expense of United (excluding underwriting discounts and commissions).

MANAGEMENT AGREEMENTS

  Pursuant to an Investment Banking Fee and Management Agreement dated as of January 31, 1992 among Associated, ASI and Wingate Partners, Wingate Partners provided certain financial advisory services to Associated and ASI in connection with the Boise Transaction, in exchange for a one-time fee of $500,000 (which was paid in January 1992 upon the consummation of the Boise Transaction). United assumed the obligation of Associated under such agreement by operation of law in connection with the Merger and such agreement has been amended accordingly. Pursuant to the amended agreement Wingate Partners has agreed to provide certain oversight and monitoring services to United and the Company and their subsidiaries, in exchange for an annual fee of up to $725,000, payment (but not accrual) of which is subject to restrictions under the New Credit Agreement related to certain United performance criteria. At the Effective Time, United paid aggregate fees to Wingate Partners of $2.3 million for services rendered in connection with the Acquisition. Pursuant to the $350,000 annual fee limit previously in effect under such agreement, Wingate Partners earned an aggregate of $350,000, $210,000 and $320,833 with respect to each of Associated's fiscal years ended 1994, 1993 and 1992, respectively, for such oversight and monitoring services. Under the amended agreement, United is obligated to reimburse Wingate Partners for its out-of-pocket expenses and indemnify Wingate Partners and its affiliates from loss in connection with these services. The agreement expires on January 31, 2002, provided that the agreement continues in effect on a year to year basis thereafter unless terminated in writing by one of the parties at least 180 days before the expiration of the primary term or any subsequent yearly term.

  Pursuant to an Investment Banking Fee and Management Agreement dated as of January 31, 1992 among Associated, ASI and Cumberland, Cumberland provided certain financial advisory services to Associated and ASI in connection with the Boise Transaction, in exchange for a one-time fee of $500,000 (which was paid in January 1992 upon consummation of the Boise Transaction). United assumed the obligation of Associated under such agreement by operation of law in connection with the Merger and such agreement has been amended accordingly. Pursuant to the amended agreement, Cumberland has agreed to provide certain oversight and monitoring services to United and the Company and their subsidiaries, in exchange for (i) an annual fee of up to $137,500, payment (but not accrual) of which is subject to restrictions under the New Credit Agreement related to certain United performance criteria and (ii) previously issued shares of Associated Common Stock that converted in the Merger into 77,063 Shares. Subject to certain exceptions, the issuance of such Shares is subject to rescission if the agreement is terminated before January 31, 2002. At the Effective Time, United paid aggregate fees to Cumberland of $100,000 for services rendered in connection with the Acquisition. Pursuant to the $75,000 annual fee limit previously in effect under such agreement, Cumberland earned $75,000, $45,000 and $68,750 with respect to each of Associated's fiscal years ended 1994, 1993 and 1992, respectively, for such oversight and monitoring services. United is also obligated to reimburse Cumberland for its out-of-pocket expenses and indemnify Cumberland and its affiliates from loss in connection with these services. The agreement expires on January 31, 2002, provided that the agreement continues in effect on a year to year basis thereafter unless terminated in writing by one of the parties at least 180 days before the expiration of the primary term or any subsequent yearly term.

  Pursuant to an Investment Banking Fee and Management Agreement dated as of January 31, 1992 among Associated, ASI and Good Capital, Good Capital provided financial advisory services to Associated and ASI in connection with the Boise Transaction in exchange for 31,480 shares of Associated Common Stock and 185 shares of Associated class A preferred stock. United assumed the obligations of Associated under such agreement by operation of law in connection with the Merger and such agreement has been amended accordingly. Pursuant to the amended agreement, Good Capital has agreed to provide certain oversight and monitoring services to United and the Company and their subsidiaries, in exchange for (i) an annual fee of up to $137,500, payment (but not accrual) of which is subject to restrictions under the New Credit Agreement related to certain United performance criteria and (ii) previously issued shares of Associated Common Stock that converted in the Merger into 77,063 Shares. Subject to certain exceptions, the issuance of such Shares are subject to rescission if the agreement is terminated before January 31, 2002. At the Effective Time, United paid aggregate fees to Good Capital of $100,000 for services rendered in connection with the Acquisition. Pursuant to the

$75,000 annual fee limit previously in effect under such agreement, Good Capital earned an aggregate of $75,000, $45,000 and $68,750 in each of Associated's fiscal years ended 1994, 1993 and 1992, respectively, of which Associated has paid Good Capital $45,000, $45,000 and $68,750, respectively, for such oversight and monitoring services. United is also obligated to reimburse Good Capital for its out-of-pocket expenses and indemnify Good Capital and its affiliates from loss in connection with these services. The agreement expires on January 31, 2002, provided that the agreement continues in effect thereafter on a year to year basis unless terminated in writing by one of the parties at least 180 days before the expiration of the primary term or any subsequent yearly term.

CERTAIN INTERESTS OF CHASE BANK

  Chase Bank has certain interests in the Acquisition and in the Company in addition to its affiliate, Chase Securities which served as the Initial Purchaser of the Old Notes and received a discount in the amount of $4.5 million.

  Upon consummation of the sale of the Old Notes, CMIHI, an affiliate of Chase Bank, beneficially owned 9.85% of the Shares outstanding as a result of its ownership of (i) the Lender Warrants received in connection with the Boise Transaction that entitle CMIHI to purchase 237,748 Shares for $0.01 per Share,
(ii) 240,023 shares of Nonvoting Common Stock purchased or received in connection with the Acquisition and (iii) 139,474 shares of Nonvoting Common Stock issued to CMIHI upon consummation of the sale of the Old Notes. See "Certain Transactions -- Lender Warrants" and "Financing the Acquisition -- Loan Facilities -- New Credit Facilities."

  Chase Securities served as financial advisor to Associated in connection with the Acquisition. Chase Bank is the agent and a lender under the New Credit Facilities. In addition, in connection with the Offer, Chase Securities served as dealer manager and Chase Bank served as depositary for tendered Shares. A substantial portion of the net proceeds of the Old Notes were used to repay the Bridge Loan and a portion of the remainder was used to prepay loans under the Term Loan Facilities. See "Use of Proceeds." The lenders under the Bridge Loan were Chase Bank, an affiliate of the Initial Purchaser, and The Roebling Fund, a statutory business trust, of which Chase Bank serves as manager and is a substantial beneficial owner. In all such capacities, Chase Bank and its affiliates received or will receive an aggregate of approximately $23.3 million in fees (although certain of such fees were shared with other members of the lending groups) and had certain of their expenses reimbursed.

MISCELLANEOUS

  Melvin L. Hecktman, who resigned as vice chairman of United effective September 1, 1993, had a consulting agreement with United by which Mr. Hecktman, until February 28, 1995, received annual compensation of $275,000, plus participation in all bonus and other benefit plans generally available to executive officers of United. The amount of his consulting compensation was subject to reduction by the amount of compensation he may receive from new employment. Under the terms of the consulting agreement, Mr. Hecktman was to render such advisory and consulting services as requested by United. Mr. Hecktman was restricted from disclosing proprietary materials and confidential information. In addition, Mr. Hecktman was restricted from being employed by or consulting with any competing firm during the consulting period.

  Mr. Coolidge, a director of the Company until consummation of the Merger, is the Managing Partner of William Blair & Company, which from time to time has rendered investment banking and related services to United, for which United has paid customary fees (including a fee of approximately $2.0 million in connection with investment banking services and a fairness opinion rendered in connection with the Acquisition).

                           FINANCING THE ACQUISITION

GENERAL

  The total amount of funds required by Associated to consummate the Acquisition, redeem United stock options, refinance certain existing indebtedness of the Company, United and ASI and pay related fees and expenses was approximately $558.5 million. In connection with the Acquisition, aggregate proceeds of approximately $416.5 million under the New Credit Facilities, together with the $130.0 million in proceeds of the Bridge Loan under the Subordinated Bridge Facility, were used to (i) to finance the purchase of Shares pursuant to the Offer, (ii) refinance certain existing indebtedness of ASI, United and the Company, (iv) redeem United stock options and (v) pay certain of the fees, expenses and financing costs relating to the Acquisition. In addition, simultaneously with the consummation of the Offer, Associated obtained $12.0 million from the sale of additional shares of Associated Common Stock primarily to certain existing holders of Associated Common Stock or warrants to purchase the same that was used to finance the purchase of Shares pursuant to the Offer. See "Financing the Acquisition -- Equity Investment." The aggregate proceeds under the New Credit Facilities consist of $125.0 million under the Tranche A Facility (as hereinafter defined), $75.0 million under the Tranche B Facility (as hereinafter defined) and approximately $216.5 million under the Revolving Credit Facility.

  The following table sets forth the approximate amounts and sources and uses of funds that were necessary to consummate the Offer and the Merger:

                                                                       (DOLLARS
                                                                          IN
                                                                      THOUSANDS)
Sources:
  New Credit Facilities(1)...........................................  $416,537
  Subordinated Bridge Facility (2)...................................   130,000
  Equity Investment..................................................    12,000
                                                                       --------
      Total Sources..................................................  $558,537
                                                                       ========
Uses:
  Purchase Shares....................................................  $266,629
  Refinance Existing Company Debt....................................   180,752
  Refinance Existing ASI Debt........................................    78,856
  Estimated Fees and Expenses (3)....................................    29,300
  Other (4)..........................................................     3,000
                                                                       --------
      Total Uses.....................................................  $558,537
                                                                       ========

- --------
(1) Includes borrowings of approximately $206.8 million at the time of consummation of the Acquisition and an additional approximately $9.7 million of additional revolving loan borrowings used to pay fees and expenses after the Acquisition.

(2) Refinanced with a portion of the net proceeds of the Old Notes.
(3) Excludes approximately $2.6 million borrowed by the Company and $3.2 million borrowed by ASI prior to closing of the Offer to pay fees and expenses in connection with consummation of the Acquisition. These amounts are included under "Refinance Existing Company Debt" and "Refinance Existing ASI Debt," respectively, above. Estimated Fees and Expenses include the Initial Purchaser's discount.
(4) This amount was used to redeem United stock options. This amount excludes approximately $3.2 million borrowed by the Company prior to closing of the Offer to discharge compensation and other liabilities in connection with consummation of the Acquisition. This latter amount is included under "Refinance Existing Company Debt" above.


LOAN FACILITIES

  New Credit Facilities. Immediately prior to acceptance for payment of Shares in the Offer, Associated and ASI entered into the New Credit Agreement with Chase Bank, as agent, and a group of banks and financial institutions (including Chase Bank, the "Senior Lenders"), providing for (a) a tranche A term loan facility (the "Tranche A Facility") in an aggregate principal amount of $125,000,000, (b) a tranche B term loan facility in an aggregate principal amount of $75,000,000 (the "Tranche B Facility" and, together with the Tranche A Facility, the "Term Loan Facilities") and (c) a revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facilities, the "New Credit Facilities") in an aggregate principal amount of up to $300,000,000, including a $90,000,000 sublimit available for issuance of letters of credit. Upon consummation of the Mergers, the obligations of Associated and ASI in respect of the New Credit Agreement were assumed by United and the Company, respectively.

  The following is a summary of the principal terms of the New Credit Agreement, which summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the New Credit Agreement, a copy of which is available upon request to the Company. See "Available Information."

  The loans outstanding under the Term Loan Facilities and the Revolving Credit Facility bear interest, at the Company's option, equal to (i) the Base Rate (as hereinafter defined) plus 2.25% (if the Tranche B Facility) or 1.75% (if either the Tranche A Facility or the Revolving Credit Facility) or (ii) LIBOR (as defined), based on one, two, three or six month periods, provided that until the date 90 days after the Merger Date, each interest period shall be one month and shall be coterminous with other outstanding LIBOR loans, plus 3.25% (if the Tranche B Facility) or 2.75% (if the Tranche A Facility or the Revolving Credit Facility), with the applicable margins for all but the Tranche B Facility being subject to reductions based on a debt to cash flow ratio test.

  Amounts outstanding under the Tranche A Facility are required to be repaid in 20 consecutive quarterly installments, the first four of which (each in the aggregate principal amount of $3,750,000) will be due on the last day of each of the first four calendar quarters commencing with the quarter ending June 30, 1995. Subsequent quarterly payments under the Tranche A Facility are each in the aggregate principal amount of $6,250,000 for each of the eight consecutive calendar quarters commencing with the quarter ending June 30, 1996 and $7,500,000 for each of the eight consecutive calendar quarters commencing with the quarter ending June 30, 1998. Amounts outstanding under the Tranche B Facility will be repaid in 28 consecutive quarterly installments, the first twenty of which (in the aggregate principal amount of $250,000 each) will be due on the last day of each of the first twenty calendar quarters commencing with the quarter ending June 30, 1995. The remaining eight installments in the aggregate principal amount of $8,750,000 each will be due on the last day of each calendar quarter commencing with the quarter ending June 30, 2000. The final installments under the Tranche A Facility and the Tranche B Facility will be payable on March 31, 2000 and March 31, 2002, respectively. The Revolving Credit Facility will mature on March 31, 2000. A portion of the proceeds from the Old Notes was used to prepay approximately $4.1 million (plus interest accrued thereon) of amounts outstanding under the Tranche A Facility and approximately $2.4 million (plus interest accrued thereon) of amounts outstanding under the Tranche B Facility.

  The Revolving Credit Facility is subject to (i) a borrowing base equal to 80% of Eligible Receivables (as defined in the New Credit Agreement) plus 50% of Eligible Inventory (as defined in the New Credit Agreement) (provided that no more than 60% or, during certain periods 65%, of the Borrowing Base may be attributable to Eligible Inventory) plus the aggregate amount of cover for Letter of Credit Liabilities (as defined) and (ii) the requirement that, for each fiscal year commencing January 1, 1996, the Company must repay revolving loans so that for a consecutive period of 30 days in each fiscal year the aggregate revolving loans do not exceed $200,000,000.

  Loans under the Term Loan Facilities and the Revolving Credit Facility may be prepaid at any time and are subject to certain mandatory prepayments out of (i) net proceeds in excess of $15,000,000 received from the issuance of equity by the Company or any of its subsidiaries after the Merger Date, (ii) net proceeds from certain asset sales in excess of $10,000,000 and (iii) 50% of the Company's Excess Cash Flow (as defined) if the Debt to Cash Flow Ratio (as defined) as of the last day of the fiscal year is less than 3 to 1 and otherwise 75% of the Company's Excess Cash Flow. Optional prepayments under the Term Loan Facilities will be applied, pro rata to loans outstanding under the

Tranche A Facility and the Tranche B Facility (pro rata to the remaining installments). Mandatory prepayments will be applied first, pro rata to loans outstanding under the Tranche A Facility and the Tranche B Facility (pro rata to the remaining installments), and second, to the permanent reduction of commitments (and the payment of loans outstanding) under, the Revolving Credit Facility.

  The Term Loan Facilities and the Revolving Credit Facility are guaranteed, on a joint and several basis, by United and will be guaranteed by all of the direct and indirect domestic subsidiaries of the Company (if any).

  The Term Loan Facilities and the Revolving Credit Facility are secured by perfected first priority pledges of the stock of the Company, all of the stock of the domestic direct and indirect subsidiaries of the Company and certain of the stock of all of the foreign direct and indirect subsidiaries of the Company and security interests in and liens upon all accounts receivable, inventory, contract rights and other personal and real property of the Company and its domestic subsidiaries.

  The New Credit Agreement contains representations and warranties, affirmative and negative covenants and events of default customary for financings of the type. The Company has obtained the consent of the requisite percentage of Senior Lenders under the New Credit Agreement to permit the redemption of the Series B Preferred Stock, although additional consents from other persons are required to effect such redemption.

  United and the Company are obligated under the New Credit Agreement to pay the costs and expenses arising in connection with the preparation, execution, and delivery of the New Credit Agreement and to indemnify the Senior Lenders (and their respective officers, directors, employees and affiliates) against certain liabilities in connection with the Acquisition and the New Credit Facilities.

  At the closing of the Offer, 40,471 shares of Associated nonvoting common stock were issued to CMIHI (which shares converted into 139,474 shares of Nonvoting Common Stock in the Merger). Upon consummation of the offering of the Old Notes, 139,474 additional shares of Nonvoting Common Stock (representing an additional 2% of the Shares on a fully diluted basis) were issued to CMIHI.

  Subordinated Bridge Facility. Immediately prior to the acceptance for payment of Shares in the Offer, Associated and ASI entered into the Subordinated Bridge Facility with The Roebling Fund, as agent and lender, and Chase Bank, as lender, providing for the Bridge Loan to ASI in an aggregate principal amount of $130,000,000. Upon consummation of the Mergers, the obligations of Associated and ASI in respect of the Subordinated Bridge Facility were assumed by United and the Company, respectively. The Subordinated Bridge Facility (together with approximately $1.6 million in accrued and unpaid interest thereon) was refinanced in full from a portion of the proceeds of the sale of the Old Notes. See "Use of Proceeds."

EQUITY INVESTMENT

  Associated obtained $12,000,000 from the sale of additional shares of Associated Common Stock prior to the consummation of the Offer to Wingate Partners, Wingate II, certain affiliates thereof, CMIHI, Daniel J. Good, ASI Partners, L.P., ASI Partners II, L.P. and others, which amount was used to finance the purchase of Shares pursuant to the Offer.

FEES AND EXPENSES

  An aggregate of approximately $35.1 million of fees and expenses was incurred by Associated and United in connection with the Acquisition. Such amounts include usual and customary fees and expenses for accounting, lending, financial advisory, dealer-manager, legal, printing, appraisal, consulting and related services, a substantial portion of which have been paid to Chase Bank and its affiliates. See "Certain Transactions -- Certain Interests of Chase Bank."

                          DESCRIPTION OF CAPITAL STOCK

CAPITAL STOCK OF UNITED

  The authorized capital stock of United consists of 46,500,000 shares, consisting of (a) 1,500,000 shares of a class designated as Preferred Stock, $0.01 par value (the "Preferred Stock"), (b) 40,000,000 shares of a class designated as Common Stock, par value $0.10 per share (the "Common Stock"), and
(c) 5,000,000 shares of a class designated as Nonvoting Common Stock, $0.01 par value (the "Nonvoting Common Stock"). Of the authorized shares of capital stock, 5,648,895 shares of Common Stock, 379,497 shares of Nonvoting Common Stock and an aggregate of 22,231.3880 shares of Preferred Stock, consisting of 5,000 shares of Series A Preferred Stock, 6,892.5552 shares of Series B Preferred Stock, and 10,338.8328 shares of Series C Preferred Stock (the Series A, Series B and Series C Preferred Stock being collectively referred to herein as the "Merger Preferred Stock"), are outstanding. If the necessary consents are obtained, the Company may dividend to United an amount sufficient to redeem all of the outstanding shares of Series B Preferred Stock from the proceeds of the Old Notes.

  The following is a summary of the terms of Merger Preferred Stock. Such summary does not purport to be complete and is qualified in its entirety by reference to United's restated certificate of incorporation, as amended (the "Restated Certificate of Incorporation"), a copy of which is available upon request to the Company. See "Available Information."

  Dividends. The holders of Series A Preferred Stock are entitled to receive dividends at a rate of 10% per annum applied to a dividend base per share of $1,000 (the "Dividend Base") payable on April 30, July 31, October 31 and January 31 (each a "Dividend Payment Date") of each year, subject as described below under "Description of Capital Stock -- Capital Stock of United --
 Dividend and Redemption Restrictions." If United fails to pay a dividend in cash on any Dividend Payment Date or fails to make any redemption payment when due, the dividend rate shall be retroactively increased to 13% per annum and shall remain at such rate until the failure is cured.

  The holders of Series B Preferred Stock and Series C Preferred Stock are entitled to receive dividends at a rate of 9% per annum applied to the Dividend Base, payable on each Dividend Payment Date, subject as described below under "Description of Capital Stock -- Capital Stock of United --Dividend and Redemption Restrictions." In the event United fails to pay a dividend in cash on the Series B or Series C Preferred Stock on any Dividend Payment Date or fails to make any redemption payment in respect of the Series B or Series C Preferred Stock when due, the dividend rate thereon shall retroactively be increased to 10% per annum and shall remain at such rate until such failure is cured.

  The dividends on the Merger Preferred Stock are cumulative and shall accrue, whether or not declared or restricted by the terms of any loan agreements and regardless of whether there are funds legally available for payment of the dividends. In the discretion of the Board of Directors of United, the dividends may be payable in cash or in additional shares of the same class of Merger Preferred Stock. Dividends on the Series C Preferred Stock may be payable in additional shares of Series C Preferred Stock only for Dividend Payment Dates occurring on or prior to January 31, 1999.

  If at any time United fails to pay any dividends on the Dividend Payment Date or United fails to redeem the requisite number of shares of a series of Merger Preferred Stock (the "Defaulted Series"), United shall not (a) declare or pay any dividend on any Junior Shares (as defined below) or make any payment on account of, or set apart money for, a sinking or other analogous fund, for the purchase, redemption or other retirement of any Junior Shares or make any distribution with respect thereto (other than in Junior Shares); (b) purchase any shares of a Defaulted Series (except for a consideration payable in Junior Shares) or redeem fewer than all of the shares of the Defaulted Series outstanding;

or (c) permit any subsidiary of United to purchase any Junior Shares or permit any subsidiary to purchase fewer than all of the shares of the Defaulted Series then outstanding, unless, at the time of such dividend, payment, distribution, purchase or redemption, all accrued and unpaid dividends on shares of the Defaulted Series are contemporaneously paid in full in cash or additional shares of the Defaulted Series and all shares of the Defaulted Series which the Company so failed to redeem are contemporaneously redeemed.

  United also may not take any of the actions specified in (a), (b) or (c) in the previous paragraph in respect of the Series B or Series C Preferred Stock in excess of $1 million for all such actions unless at the time such action is taken: (i) United has redeemed for cash all shares of Series B and Series C Preferred Stock, if any, which have been issued to the holders of Series B and Series C Preferred Stock, respectively, as in-kind dividends; (ii) United and its wholly-owned subsidiaries, on a consolidated basis, have common equity computed in accordance with generally accepted accounting principles after giving effect to any purchases, redemptions, payments, distributions or disbursements under (a), (b) or (c) above, of at least $26 million; (iii) if any such purchases, redemptions, payments, distributions or disbursements specified in (a), (b) or (c) above are to be made after July 31, 1999, then all shares of Series B Preferred Stock shall have been redeemed or otherwise retired; and (iv) if any such purchases, redemptions, payments, distributions or disbursements specified in (a), (b) or (c) above are to be made on or after the dates required for redemptions of shares of Series C Preferred Stock specified below, then that portion of such Series C Preferred Stock so required to be redeemed as of such dates shall have been redeemed or otherwise retired. Notwithstanding the previous sentence, nothing in this paragraph limits United's obligation to make payments or disbursements for any amount it is obligated to pay under or pursuant to the Lender Warrants; and nothing in this paragraph limits United or its subsidiaries from re-purchasing Shares or options to purchase Shares held by any employee of United or its subsidiaries in connection with the termination of such employee's employment.

  Redemption. United will be required to redeem all shares of the Series A Preferred Stock and Series B Preferred Stock on July 31, 1999 and to redeem the Series C Preferred Stock on January 31, 2002 each for the sum of $1,000 per share plus the aggregate of accrued and unpaid dividends to such date, subject to appropriate adjustments in the event of a stock split, reverse stock split or similar transaction (the "Redemption Price"), subject as described below under "Description of Capital Stock-- Capital Stock of United -- Dividend and Redemption Restrictions." The Series C Preferred Stock redemptions will be required to be made in four quarterly installments of principal on April 30, 2001, July 31, 2001, October 31, 2001 and January 31, 2002.

  In the event of a Cash-Out Event (as hereinafter defined) and, in such event, at the request of a holder of Merger Preferred Stock, United will be required to redeem all of such holder's shares of preferred stock then outstanding at the Redemption Price, subject as described below under "Description of Capital Stock -- Capital Stock of United -- Dividend and Redemption Restrictions." If pursuant to the sale or Change in Control (as hereinafter defined) of United, the holders of Shares receive cash, Shares or common stock or other securities of any corporation that is the successor to substantially all of the business or assets of United or the ultimate parent of such successor which is (or will, upon distribution thereof, be) listed on the New York Stock Exchange or the American Stock Exchange, or approved for quotation on the Nasdaq National Market ("Marketable Securities") or a combination thereof, then, United may at its option and in lieu of the cash redemption described in the previous sentence, redeem the Merger Preferred Stock by converting each share into cash, Marketable Securities or a combination thereof, in the same proportions received by the holders of Shares, the value of which shall equal the Redemption Price. "Cash-Out Event" means the occurrence of a Business Sale, a Change in Control, a Qualified Public Offering or a Recapitalization. In the case of the Series C Preferred Stock, "Cash-Out Event" shall also include the expiration of the agreement between United (as successor to Associated) and Affiliated Computer Services, Inc. providing for the furnishing of information systems services for United (as successor to Associated), or the early termination of such agreement for any reason other than termination of such agreement by Affiliated Computer Services, Inc. For purposes of the foregoing, "Business Sale" means a transaction or a series of transactions, whether effected by sale or exchange of securities or assets, merger or consolidation, or otherwise, that results in the sale of United or its business to any person (i) who, immediately prior to the contemplated transaction, does not own in excess of 5.0% of the Shares on a fully diluted and converted basis (a "5.0% Owner"), (ii) who is not controlling, controlled by or under common control with United or any such 5.0% Owner and (iii) who is not the spouse or descendant of any such 5.0% Owner or a trust for the benefit of such 5.0% Owner or such other persons ("Independent Third Party") or group of Independent Third Parties, pursuant to which such Independent Third Party or group of Independent Third Parties would acquire (a) capital stock of United possessing the voting power under normal circumstances to elect a majority of the Board or (b) all or substantially all of United's assets determined on a consolidated basis; "Change in Control" means an occurrence by which Wingate Partners and its affiliates and Cumberland and its affiliates shall have collectively sold or otherwise disposed of and received the pecuniary benefit of 33 1/3% of the Shares legally or beneficially owned by them collectively as of January 31, 1992, subject to appropriate adjustment in the event of a stock split, reverse stock split or similar transaction and excluding any sales or other dispositions made by any of them to employees of United or of any of its subsidiaries of up to 10.0% of such holdings; "Qualified Public Offering" means a sale in a public offering or series of public offerings, registered under the Securities Act, of Shares; provided, however, that such offering or series of offerings shall not be deemed to be a Qualified Public Offering unless such offering or offerings shall have resulted in (A)(i) public ownership of not less than 20.0% of the Shares of United on a fully-diluted basis (which such Shares are listed upon the New York Stock Exchange, the American Stock Exchange or are approved for quotation on the Nasdaq National Market), and (ii) such offering or offerings shall have resulted in receipt by United of aggregate cash proceeds (after deduction of underwriter discounts and the costs associated with such offering or offerings) of at least $37.5 million, or (B) the holders of Shares of United receive, as a result of such offering or offerings, cash, Marketable Securities or a combination thereof valued at not less than $1.0 million; and "Recapitalization" means a recapitalization of United pursuant to which the holders of Shares of United receive cash, securities (other than shares junior to the Series B or Series C Preferred Stock), property or other assets and such consideration is valued at not less than $1.0 million.

  United may, at its option, redeem any portion or all of any series of the Merger Preferred Stock outstanding at the Redemption Price. Any such redemption of shares of Series A Preferred Stock must be made ratably among the holders of Series A Preferred Stock, and any redemption of shares of Series B Preferred Stock or Series C Preferred Stock must be made ratably among the holders of both Series B and Series C Preferred Stock. United may seek and obtain the consent of the holders of the Series C Preferred Stock to permit the redemption solely of the shares of Series B Preferred Stock with a dividend from the Company of a portion of the proceeds of the Old Notes.

  Exchange Notes. Provided United has paid all accrued dividends on the outstanding shares of Series A Preferred Stock, United may redeem all shares of Series A Preferred Stock then outstanding in exchange for subordinated notes that shall have a maturity date of July 31, 1999 and shall bear interest at the rate of 10.0% for interest paid in cash or 13.0% for interest paid in kind ("Series A Exchange Notes"). The Series A Exchange Notes issued to each holder shall be in an aggregate principal amount equal to the Redemption Price.

  Provided United has redeemed any outstanding shares of Series A Preferred Stock and has paid all accrued dividends on the outstanding shares of Series B and Series C Preferred Stock, United may redeem all shares of Series B and Series C Preferred Stock in exchange for respective subordinated notes (the "Series B Exchange Notes" and the "Series C Exchange Notes," respectively). The Series B Exchange Notes will have a maturity date of July 31, 1999 and the Series C Exchange Notes will mature on January 31, 2002, with any payments on the Series C Exchange Notes to be in four equal installments on April 30, 2001, July 31, 2001, October 31, 2001, and January 31, 2002. Both Series B and Series C Exchange Notes shall bear interest at the rate of 11.0% for interest paid in cash or 12.0% for interest paid in kind. The Series B and Series C Exchange Notes issued to each holder shall be in an aggregate principal amount equal to the Redemption Price of the redeemed shares.

  Payments on the Series A, Series B and Series C Exchange Notes will be subordinated to any obligations of United for borrowed money (including all amounts owing under the Guarantees and the New Credit Facilities) and, in the case only of the Series B and Series C Exchange Notes, will be subordinated to Series A Exchange Notes.

  Voting Rights. Holders of shares of Merger Preferred Stock generally will have no voting rights. However, United shall not, without the affirmative vote or written consent of the holders of at least 51.0% of all outstanding shares of a series of Merger Preferred Stock voting separately as a series (the "Affected Series") (a) amend any provision of the certificate of incorporation or by-laws of United in any manner which adversely (and, in the case of the Series A Preferred Stock only, materially) affects the relative rights, preferences, qualifications, powers, limitations or restrictions of the Affected Series; (b) either (i) in the case of Series A Preferred Stock, increase the authorized number of shares of Preferred Stock, or authorize, issue or otherwise create securities convertible into any shares of capital stock of United other than Junior Shares, or (ii) in the case of Series B or Series C Preferred Stock, increase the authorized number of shares of capital stock of United, or authorize, issue or otherwise create securities convertible into any shares of capital stock of the corporation other than Series A (only for purposes of paying dividends in kind on Series A Preferred Stock), Series B or Series C Preferred Stock, Common Stock or Junior Shares; or (c) voluntarily effect any reclassification of the Affected Series.

  Whenever dividends on any series of Merger Preferred Stock are in arrears in an amount equal to at least six quarterly dividends (an "Impaired Series"), (i) the number of members of the Board of Directors of United shall be increased by one for each Impaired Series and (ii) the holders of each Impaired Series (voting separately as a series) will have the exclusive right to vote for and elect one additional director of United. The right of the Impaired Series to vote for an additional director shall terminate when all accrued and unpaid dividends on the Impaired Series have been declared and paid in cash or in-kind or set apart for payment.

  Liquidation Preferences. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of United, the holders of the Merger Preferred Stock shall be entitled to receive an amount equal to the Redemption Price of such shares held by them in preference to and in priority over any distributions upon Junior Shares. If the assets of United are not sufficient to pay in full the Redemption Price to holders of Series A Stock, the holders of all such shares shall share ratably (to the exclusion of any other holders of capital stock) in such distribution of assets. If the assets of United are not sufficient to pay in full the Redemption Price to holders of Series B and Series C Stock, after payment in full of the Redemption Price of the Series A Stock, the holders of all such shares shall share ratably (to the exclusion of any other holders of capital stock) in such distribution of assets.

  "Junior Shares" means with respect to the priority of any class or series of Preferred Stock, shares of Common Stock or shares of any other series or class of Preferred Stock of United which are designated as junior to such series in United's certificate of incorporation or any amendment thereto, or in the resolution designating the class or series of such Preferred Stock and any warrants, options or other rights to acquire or purchase such securities. The shares of Series B and Series C Preferred Stock are Junior Shares in relation to the Series A Preferred Stock. Any shares of additional Preferred Stock, regardless of designation, shall be deemed Junior Shares in relation to the Series A, Series B and Series C Preferred Stock.

  Dividend and Redemption Restrictions. Notwithstanding the foregoing, no dividend payment or redemption may be made with respect to any Merger Preferred Stock if such payment or redemption would contravene the provisions of the Restated Certificate of Incorporation, the Debt Agreements or any law or regulation. "Debt Agreements" is defined to mean the New Credit Facilities, the Indenture for the Notes and any agreements evidencing any renewal, extension, refinancing, refunding or replacement thereof.

CAPITAL STOCK OF THE COMPANY

  The authorized capital stock of the Company consists of 890,000 shares of common stock, par value $1.00 per share, 880,000 of which are outstanding and owned beneficially and of record by United.

                        OWNERSHIP OF VOTING SECURITIES

  All of the issued and outstanding capital stock of the Company is owned beneficially and of record by United. The following table sets forth, based on
information available to the Company as of      , 1995, certain information
regarding the beneficial ownership of the Common Stock and the Series A, Series B and Series C Preferred Stock of United as of the date of this Prospectus by (i) each person who is known to United to beneficially own more than 5% of any class of United's capital stock, (ii) each of the directors of United and the Company, (iii) each named executive officer identified under " Management -- Executive Compensation for United" or under "Management --
 Executive Compensation for Associated," except to the extent no longer serving as an officer or employee of United or the Company, and (iv) all current directors and executive officers of United and the Company as a group. See "Financing the Acquisition."

                           COMMON STOCK (1)      SERIES A PREFERRED (2)         SERIES B PREFERRED (2)
                          ---------------------- ----------------------------   ------------------------
  DIRECTORS, EXECUTIVE                  PERCENT    NUMBER          PERCENT        NUMBER      PERCENT
      OFFICERS AND         NUMBER          OF        OF               OF            OF           OF
   5.0% STOCKHOLDERS      OF SHARES     CLASS(3)   SHARES          CLASS(3)       SHARES      CLASS(3)
  --------------------    ---------     -------- -----------     ------------   ----------  ------------
Wingate Partners, L.P...  2,788,023(4)   44.70%        3,148(5)         62.96%          --            --%
 750 N. St. Paul Street
 Suite 1200
 Dallas, Texas 75201
ASI Partners, L.P.......    870,416(6)   14.44         1,212(7)         24.24           --            --
 301 Commerce Street
 Suite 3300
 Fort Worth, Texas 76102
Cumberland Capital          870,416(6)   14.44         1,212(7)         24.24           --            --
 Corporation............
 301 Commerce Street
 Suite 3300
 Fort Worth, Texas 76102
Boise Cascade               272,632(8)    4.47            --               --        6,893        100.00
 Corporation............
 One Jefferson Square
 Boise, Idaho 83702
Chase Manhattan             617,245(9)    9.85            --               --           --            --
 Investment Holdings,
 Inc....................
 1 Chase Manhattan Plaza
 New York, New York
 10081
Affiliated Computer              --         --            --               --           --            --
 Services...............
 2828 North Haskell
 Avenue
 Dallas, Texas 75204
Thomas W. Sturgess (10).         --         --            --               --           --            --
Gary G. Miller (11).....         --         --            --               --           --            --
Daniel J. Good..........    102,434(12)   1.69            --               --           --            --
Jeffrey K. Hewson.......      1,038          *            --               --           --            --
Michael D. Rowsey (13)..     58,968(14)      *            55             1.09           --            --
Daniel J. Schleppe (13).     56,474(15)      *            55             1.09           --            --
Steven R. Schwarz.......        315          *            --               --           --            --
Daniel H. Bushell.......     23,965(16)      *            --               --           --            --
James T. Callier, Jr.                                     --               --           --            --
 (10)...................         --         --
Frederick B. Hegi, Jr.                                    --               --           --            --
 (10)...................         --         --
James A.                                                  15                *           --            --
 Johnson(10)(13)........      9,585          *
Joel D. Spungin.........      6,686(17)      *            --               --           --            --
Robert W. Eberspacher                                     55             1.09           --            --
 (13)...................     55,175(18)      *
All current directors
 and executive officers
 as a group
 (11 persons) (10)-(18).    202,992(19)   3.34            70             1.39           --            --
                          SERIES C PREFERRED (2)
                          -------------------------
  DIRECTORS, EXECUTIVE                  PERCENT
      OFFICERS AND          NUMBER         OF
   5.0% STOCKHOLDERS      OF SHARES     CLASS(3)
  --------------------    ----------- -------------
Wingate Partners, L.P...           --           --%
 750 N. St. Paul Street
 Suite 1200
 Dallas, Texas 75201
ASI Partners, L.P.......           --           --
 301 Commerce Street
 Suite 3300
 Fort Worth, Texas 76102
Cumberland Capital                 --           --
 Corporation............
 301 Commerce Street
 Suite 3300
 Fort Worth, Texas 76102
Boise Cascade                      --           --
 Corporation............
 One Jefferson Square
 Boise, Idaho 83702
Chase Manhattan                    --           --
 Investment Holdings,
 Inc....................
 1 Chase Manhattan Plaza
 New York, New York
 10081
Affiliated Computer         10,339       100.00
 Services...............
 2828 North Haskell
 Avenue
 Dallas, Texas 75204
Thomas W. Sturgess (10).           --           --
Gary G. Miller (11).....           --           --
Daniel J. Good..........           --           --
Jeffrey K. Hewson.......           --           --
Michael D. Rowsey (13)..           --           --
Daniel J. Schleppe (13).           --           --
Steven R. Schwarz.......           --           --
Daniel H. Bushell.......           --           --
James T. Callier, Jr.              --           --
 (10)...................
Frederick B. Hegi, Jr.             --           --
 (10)...................
James A.                           --           --
 Johnson(10)(13)........
Joel D. Spungin.........           --           --
Robert W. Eberspacher              --           --
 (13)...................
All current directors
 and executive officers
 as a group
 (11 persons) (10)-(18).           --           --

- -------
  *  Represents less than 1.0%.
 (1) All Shares shown in the table, other than Shares beneficially owned by CMIHI and Messrs. Hewson, Schwarz and Spungin are held in the Voting Trust. See "Certain Transactions -- Certain Agreements Regarding the Shares." The trustees of the Voting Trust are Messrs. Sturgess, Hegi, Johnson, Good and G. Miller.
 (2) Except under limited circumstances, the holders of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock are not entitled to vote. See "Description of Capital Stock -- Capital Stock of United -- Voting Rights."
 (3) For purposes of calculating the beneficial ownership of each stockholder, it was assumed (in accordance with the Commission's definition of "beneficial ownership") that such stockholder had exercised all options or warrants by which such stockholder had the right, within 60 days
     following      , 1995, to acquire shares of such class of stock.

 (4) Includes (i) 2,078,434 Shares owned by Wingate Partners, (ii) 456,137 Shares owned by Wingate II, (iii) 36,078 Shares owned by Wingate Affiliates and (iv) 7,884 Shares owned by Wingate Affiliates II, L.P. Also includes Lender Warrants exercisable for an aggregate of 209,490 Shares (or shares of Nonvoting Common Stock, at the holder's option) purchased by such entities from one of Associated's former senior lenders.
 (5) Includes (i) 3,094 Shares owned by Wingate Partners and (ii) 54 Shares owned by Wingate Affiliates.
 (6) Includes (i) 715,201 Shares owned by ASI Partners, L.P., (ii) 78,152 Shares owned by ASI Partners II, L.P. and (iii) 77,063 Shares owned by Cumberland. Cumberland serves as the general partner of both ASI Partners, L.P. and ASI Partners II, L.P.
 (7) Includes 1,212 shares of Series A Preferred Stock owned by ASI Partners, L.P., as to which Cumberland serves as general partner.
 (8) Includes (i) 195,528 Shares owned by Boise Cascade and (ii) 77,104 Shares issuable upon exercise of a Boise Warrant.
 (9) Consists of 237,748 Shares (or shares of Nonvoting Common Stock, at the holder's option) issuable upon exercise of Lender Warrants which are immediately exercisable at $0.01 per Share, 240,023 shares of Nonvoting Common Stock held by such holder and 139,474 shares of Nonvoting Common Stock that were issued upon consummation of the sale of the Old Notes. Subject to certain restrictions, the Nonvoting Common Stock is convertible at any time at the option of the holder into Shares for no additional consideration. See "Certain Transactions -- Lender Warrants" and "Financing the Acquisition -- Loan Facilities -- New Credit Facilities."
(10) Does not include shares owned by Wingate Partners, Wingate II, Wingate Affiliates or Wingate Affiliates II, L.P. Each of Messrs. Sturgess, Hegi and Callier is a general partner of Wingate Affiliates, and an indirect general partner of Wingate Partners and, accordingly, may be deemed to beneficially own the Shares owned of record by Wingate Partners and Wingate Affiliates. Each of Messrs. Sturgess, Hegi and Johnson is a general partner of Wingate Affiliates II, L.P. and an indirect general partner of Wingate II and, accordingly, may be deemed to beneficially own the Shares owned of record by Wingate II and Wingate Affiliates II, L.P.
(11) Does not include shares owned by ASI Partners, L.P., ASI Partners II, L.P. or Cumberland. Mr. Miller is President and a stockholder of Cumberland and, accordingly, may be deemed to beneficially own the shares owned of record by ASI Partners, L.P., ASI Partners II, L.P. and Cumberland.
(12) Includes Lender Warrants exercisable for an aggregate of 21,377 Shares (or shares of Nonvoting Common Stock, at the holder's option) purchased by Mr. Good from one of Associated's former senior lenders. Does not include 181,950 Shares owned by Good Capital. Mr. Good is Chairman and a controlling stockholder of Good Capital and, accordingly, may be deemed to beneficially own the shares owned of record by Good Capital.
(13) Includes shares owned directly and by an individual retirement account for the sole benefit of such individual.
(14) Includes (i) 42,278 Shares owned by or for the benefit of Mr. Rowsey and
     (ii) 16,690 Shares issuable upon exercise of options which are, subject to certain restrictions described under""Management -- Executive Compensation for Associated -- 1992 Stock Option Plan," imme-diately exercisable at $2.90 per share.
(15) Includes (i) 42,278 Shares owned by or for the benefit of Mr. Schleppe and (ii) 14,196 Shares issuable upon exercise of options which are, subject to certain restrictions, immediately exercisable at $2.90 per share.
(16) Includes (i) 9,769 Shares owned by or for the benefit of Mr. Bushell and
     (ii) 14,196 Shares issuable upon exercise of options which are, subject to certain restrictions, immediately exercisable at $2.90 per share.
(17) Includes (i) 3,217 Shares owned by Mr. Spungin, (ii) an aggregate of 2,918 Shares owned by trusts and a partnership under Mr. Spungin's direction and (iii) an aggregate of 551 Shares owned by relatives of Mr. Spungin.
(18) Includes (i) 42,278 Shares owned by or for the benefit of Mr. Eberspacher and (ii) 12,897 Shares issuable upon exercise of options which are, subject to certain restrictions, immediately exercisable at $2.90 per share.
(19) Includes an aggregate of (i) 150,729 Shares owned by the current directors and executive officers of United and the Company, (ii) 30,886 Shares issuable upon exercise of options which are, subject to certain restrictions, immediately exercisable at $2.90 per share and (iii) 21,377 Shares issuable upon exercise of a Lender Warrant owned by a director of United.

                          DESCRIPTION OF THE NEW NOTES

  The New Notes will be issued under an Indenture dated as of May 3, 1995 (the "Indenture") between the Company, United, as Guarantor, and The Bank of New York, as trustee (the "Trustee"), a copy of the form of which is available upon request to the Company. See "Available Information." The Old Notes were also issued pursuant to the Indenture. Upon the effectiveness of the Exchange Offer Registration Statement, the indenture will be subject to and governed by the Trust Indenture Act. The following summary of the material provisions of the Indenture does not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see "Description of the New Notes --
 Certain Definitions." References in this "Description of the New Notes" to the Company or United are to United Stationers Supply Co. or United Stationers Inc., respectively, excluding any subsidiaries thereof, and their successors.

GENERAL

  The Notes will mature on May 1, 2005, will be limited to $150,000,000 aggregate principal amount at any one time outstanding (including any New Notes that may be issued from time to time in exchange for the Old Notes as described under "The Exchange Offer") and will be unsecured senior subordinated obligations of the Company. Each Note will bear interest at the rate set forth on the cover page hereof from May 3, 1995 or from the most recent interest payment date to which interest has been paid, payable semi-annually on May 1 and November 1 in each year, commencing November 1, 1995, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the April 15 or the October 15 next preceding such interest payment date. For a description of the circumstances under which the interest rate on the Old Notes may be increased from the rate set forth on the cover page of this Prospectus, see "The Exchange Offer -- Adjustment to Old Notes."

  Payment of the Notes is guaranteed by United on a senior subordinated basis and will be guaranteed on a senior subordinated basis by any newly formed domestic Restricted Subsidiary of the Company created or acquired after the Closing Date.

  Principal of (and premium, if any, on) and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company in the City of New York maintained for such purposes (which initially will be the office of the Trustee maintained at 101 Barclay Street, 21st Floor, New York, New York 10286 Attention: Corporate Trust Administration); provided, however, that payment of principal or interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith.

  Initially, the Company was permitted to issue only the Old Notes; however, the Company may issue New Notes in exchange for a like principal amount of Old Notes in connection with the Exchange Offer. Upon any such exchange the Old Notes so exchanged shall be cancelled and shall no longer be deemed outstanding for any purpose. In no event shall the aggregate principal amount of Old Notes and New Notes outstanding exceed $150,000,000. The Old Notes and the New Notes shall be one class for all purposes under the Indenture, including, without limitation, amendments, waivers, redemptions, Change of Control Offers, and Offers, and for purposes of this "Description of the New Notes," all references herein to "Notes" shall be deemed to refer collectively to Old Notes and New Notes, unless the context otherwise requires.

OPTIONAL REDEMPTION

  The Notes will be subject to redemption at any time on or after May 1, 2000, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning May 1 of the years indicated below:

                                                                      REDEMPTION
   YEAR                                                                 PRICE
   ----                                                               ----------
   2000..............................................................  106.375%
   2001..............................................................  104.781%
   2002..............................................................  103.188%
   2003..............................................................  101.594%

and thereafter at 100.0% of the principal amount, in each case together with accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on relevant record dates to receive interest due on relevant interest payment dates).

  In addition, at any time or from time to time prior to May 1, 1998, the Company may redeem Notes having a principal amount of up to $50.0 million within 180 days following one or more Public Equity Offerings with the net proceeds of such offerings at a redemption price equal to 112.75% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption (subject to the right of holders of record on relevant record dates to receive interest due on relevant interest payment dates); provided that immediately after giving effect to each such redemption, at least $100.0 million aggregate principal amount of the Notes remain outstanding.

  If less than all of the Notes are to be redeemed, the Trustee shall select the Notes or portions thereof to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable.

SINKING FUND

  The Notes will not be entitled to the benefit of any sinking fund or other mandatory redemption obligation prior to maturity.

SUBORDINATION

  The payment of the principal of (and premium, if any, on) and interest on, the Notes will be subordinated, as set forth in the Indenture, in right of payment to the prior payment in full of all Senior Indebtedness in cash or in any other form acceptable to the holders of Senior Indebtedness (or such payment shall be duly provided for to the satisfaction of the holders of the Senior Indebtedness). The Notes will be senior subordinated indebtedness of the Company ranking pari passu with all other existing and future senior subordinated indebtedness of the Company and senior to all existing and future Subordinated Indebtedness of the Company.

  During the continuance of any default in the payment of any Senior Indebtedness beyond any applicable grace period, no payment (other than payments previously made pursuant to the provisions described under "Description of Notes -- Defeasance or Covenant Defeasance of Indenture") or distribution of any assets of the Company of any kind or character shall be made by the Company on account of principal of (and premium, if any, on) or interest on, the Notes or on account of the purchase, redemption, defeasance or other acquisition of the Notes (other than such payments or distributions as may be agreed to by the lenders under the Senior Bank Facility in accordance with the terms of the Senior Bank Facility) unless and until such default shall have been cured or waived or shall have ceased to exist or the Senior Indebtedness with respect to which such payment default shall have occurred shall have been discharged or paid in full in cash or in any other form acceptable to the holders of such Senior Indebtedness (or such payment shall be duly provided for to the satisfaction of the holders of the Senior Indebtedness), after which the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

  During the continuance of any non-payment event of default with respect to any Designated Senior Indebtedness (as such event of default is defined in the instrument creating or evidencing such Designated Senior Indebtedness) pursuant to which the maturity thereof may be accelerated (a "Non-payment Default") and after receipt by the Trustee and the Company from a representative of the holders of such Designated Senior Indebtedness of written notice of such event of default, no payment (other than payments previously made pursuant to the provisions described under "Description of Notes -- Defeasance or Covenant Defeasance of Indenture") or distribution of any assets of the Company of any kind or character (other than such payments or distributions as may be agreed to by the holders of such Designated Senior Indebtedness in accordance with the terms of the agreement governing such Designated Senior Indebtedness) shall be made by the Company on account of any principal of (and premium, if any, on) or interest on the Notes or on account of the purchase, redemption, defeasance or other acquisition of the Notes for the period specified below (the "Payment Blockage Period").

  The Payment Blockage Period shall commence upon the receipt of notice of the Non-payment Default by the Trustee from a Representative of the holder of any Designated Senior Indebtedness and shall end on the earliest of (i) the first date on which 179 days shall have elapsed since the receipt of such written notice, (ii) the date on which such Non-payment Default is cured, waived or ceases to exist or on which such Designated Senior Indebtedness is discharged or paid in full in cash or in any other manner acceptable to the holders of Designated Senior Indebtedness (as determined in accordance with the terms of the agreement governing such Designated Senior Indebtedness) (or the date on which payment shall be duly provided for to the satisfaction of the holders of such Designated Senior Indebtedness) or (iii) the date on which such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the Representative of, or the holders of at least a majority in principal amount of, the Designated Senior Indebtedness initiating such Payment Blockage Period, after which, in the case of clause (i), (ii) and
(iii), the Company shall resume making any and all required payments in respect of the Notes, including any missed payments. In no event will a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Company or the Trustee of the notice initiating such Payment Blockage Period (such 179-day period referred to as the "Initial Period"). Any number of notices of Non-payment Defaults may be given during the Initial Period; provided that during any 365 consecutive day period, only one such period during which payment of principal of, or interest on, the Notes may not be made may be commenced, and the duration of such period may not exceed 179 days. No Non-payment Default with respect to Designated Senior Indebtedness which existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 365 consecutive days, unless such event of default has been cured or waived for a period of not less than 90 consecutive days.

  If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the subordination provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "Description of the New Notes -- Events of Default."

  The Indenture provides that, in the event of any insolvency, bankruptcy or reorganization case or proceeding, or any receivership, liquidation, or other similar case or proceeding, relative to the Company or to its creditors, as such, or to its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary, or any assignment for the benefit of creditors or any other marshalling of assets or liabilities of the Company, all Senior Indebtedness must be paid in full in cash or in any other form acceptable to the holders of Senior Indebtedness (or such payment shall be duly provided for to the satisfaction of the holders of Senior Indebtedness), before any payment or distribution is made on account of the principal of, premium, if any, or interest on the Notes.

  By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and funds which would be otherwise payable to the holders of the Notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full in cash or in any other form acceptable to the holders of Senior Indebtedness, and the Company may be unable to meet its obligations fully with respect to the Notes.

  Each Guarantee of the Notes will be an unsecured senior subordinated obligation of the Guarantor, ranking pari passu with, or senior in right of payment to, all other existing and future indebtedness of such Guarantor that is expressly subordinated to Senior Guarantor Indebtedness of such Guarantor. The Indebtedness of any Guarantor evidenced by its Guarantee will be subordinated to Senior Guarantor Indebtedness of such Guarantor to the same extent as the Notes are subordinated to Senior Indebtedness, and during any period when payment on the Notes is prohibited pursuant to the subordination provisions of the Indenture, payment on any Guarantee will be similarly prohibited.

  "Senior Indebtedness" means the principal of, premium, if any, and interest (including interest accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy law whether or not allowable as a claim in such proceeding) on any Indebtedness of the Company (except as otherwise provided in this definition), whether outstanding on the Closing Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall include the principal of (and premium, if any) and interest (including interest accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy laws whether or not allowable as a claim in such proceeding) and all other obligations of every nature of the Company from time to time owed under the Senior Bank Facility (including, without limitation, agency fees, commitment fees and letter of credit fees); provided, however, that any Indebtedness under any refinancing, refunding or replacement of the Senior Bank Facility shall not constitute Senior Indebtedness to the extent that the Indebtedness thereunder is by its express terms subordinate to any other Indebtedness of the Company. Notwithstanding the foregoing, "Senior Indebtedness" shall not include any of the following (whether or not constituting Indebtedness under the Indenture): (i) Indebtedness evidenced by the Notes, (ii) Indebtedness that, by its express terms, is subordinate or junior in right of payment to any Indebtedness of the Company, (iii) Indebtedness which, when incurred and without respect to any election under
Section 1111(b) of Title 11 United States Code, is without recourse to the Company, (iv) Indebtedness which is represented by Redeemable Capital Stock,
(v) any liability for foreign, federal, state, local or other taxes owed or owing by the Company, (vi) Indebtedness of the Company to a Subsidiary, and
(vii) any trade payables.

  "Designated Senior Indebtedness" means (i) all Senior Indebtedness under the Senior Bank Facility; and (ii) any other Senior Indebtedness outstanding in a principal amount of at least $50 million, and which is specifically designated by the Company in the agreement governing or the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness."

  "Senior Guarantor Indebtedness" means, with respect to any Guarantor, the principal of, premium, if any, and interest (including interest accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy laws whether or not allowable as a claim in such proceeding) on any Indebtedness of such Guarantor (except as otherwise provided in this definition), whether outstanding on the Closing Date or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to such Guarantor's Guarantee of the Notes. Without limiting the generality of the foregoing, "Senior Guarantor Indebtedness" shall include the principal of (and premium, if any) and interest (including interest accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy laws whether or not allowable as a claim in such proceeding) and all other obligations of every nature of any Guarantor from time to time owed under the Senior Bank Facility; provided, however, that any Indebtedness under any refinancing, refunding or replacement of the Senior Bank Facility shall not constitute Senior Guarantor Indebtedness to the extent that the Indebtedness thereunder is by its express terms subordinate to any other Indebtedness of any Guarantor. Notwithstanding the foregoing, "Senior Guarantor Indebtedness" shall not include any of the following (whether or not constituting Indebtedness under the Indenture): (i) Indebtedness evidenced by the Guarantees of the Notes, (ii) Indebtedness that, by its express terms, is subordinate or junior in right of payment to any Indebtedness of any Guarantor, (iii) Indebtedness which when incurred and without respect to any election under Section 1111(b) of Title 11 United States Code, is without recourse to any Guarantor, (iv) Indebtedness which is represented by Redeemable Capital Stock, (v) any liability for foreign, federal, state, local or other taxes owed or owing by any Guarantor, (vi) Indebtedness of any Guarantor to a Subsidiary, and (vii) any trade payables.

  "Designated Senior Guarantor Indebtedness" means (i) all Senior Guarantor Indebtedness under the Senior Bank Facility; and (ii) any other Senior Guarantor Indebtedness outstanding in a principal amount of at least $50 million, and which is specifically designated by the Guarantor in the agreement governing or the instrument evidencing such Senior Guarantor Indebtedness as "Designated Senior Guarantor Indebtedness."

  After giving pro forma balance sheet effect to the Acquisition and the refinancing of certain debt and redemption of certain preferred stock assumed to be effected with the proceeds of this offering as if all such transactions had occurred on December 31, 1994, there would have been approximately $411.3 million of Senior Indebtedness of the Company (all of which would have been Designated Senior Indebtedness) and approximately $401.0 million of Senior Guarantor Indebtedness of United (all of which would have been Designated Senior Guarantor Indebtedness) outstanding on such date, substantially all of which would have been secured by substantially all of the assets of the Company and United, respectively; in addition, after taking into account approximately $68.1 million of outstanding letters of credit, there would have been approximately $56.6 million available to be drawn by the Company as secured Senior Indebtedness under the revolving credit portion of the New Credit Facilities (all of which would have been Designated Senior Indebtedness), which amount would have been secured Senior Guarantor Indebtedness of United (all of which would have been Designated Senior Guarantor Indebtedness). See "Risk Factors -- Subordination," "Capitalization" and "Pro Forma Combined Financial Information."

CERTAIN COVENANTS

  The Indenture contains, among others, the covenants described below.

  Limitation on Incurrence of Indebtedness. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, create, issue, assume, incur, guarantee, or otherwise in any manner become directly or indirectly liable for (collectively, "incur") any Indebtedness (including any Acquired Indebtedness); provided that the Company may incur Indebtedness (including any Acquired Indebtedness) if (A) the Consolidated Fixed Charge Coverage Ratio of the Company for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness taken as one period (and after giving pro forma effect to (i) if the computation of the Consolidated Fixed Charge Coverage Ratio is made on any date prior to the end of the four full fiscal quarters immediately following the effective date of the Merger, the consummation of the Merger and the financing related thereto (but excluding any anticipated savings, whether or not related thereto), including the issuance of the Notes as though they had been issued and outstanding at the effective time of the Merger and the incurrence of indebtedness under the Senior Bank Facility and, in each case, the application of the proceeds thereof, as though such transaction had occurred on the first day of the four full fiscal quarters commencing immediately prior to the effective date of the Merger, (ii) the incurrence of such Indebtedness and the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, at the beginning of such four-quarter period; (iii) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period (except that, in making such computation, the amount of Indebtedness outstanding under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such four-quarter period); (iv) in the case of Acquired Indebtedness, the related acquisition as if such acquisition occurred at the beginning of such four-quarter period; and (v) any acquisition or disposition by the Company or its Restricted Subsidiaries of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, as if such acquisition or disposition, as the case may be, occurred at the beginning of such four-quarter period, and any related incurrence or repayment of Indebtedness, in each case since the first day of such four-quarter period, assuming such acquisition or disposition had been consummated on the first day of such four-quarter period) is (x) for the period from the Closing Date through May 3, 1998 at least equal to 2.00:1.00 and (y) thereafter at least equal to 2.25:1.00 and (B) if such Indebtedness is Subordinated Indebtedness, such Indebtedness shall have an Average Life to Stated Maturity longer than the Average Life to Stated Maturity of the Notes and a final Stated Maturity of principal later than the final Stated Maturity of principal of the Notes.

  (b) The foregoing limitation will not apply to the incurrence of any of the following (collectively, "Permitted Indebtedness"):

    (i) Indebtedness of the Company (x) outstanding at any time in an aggregate principal amount not to exceed an amount equal to $200 million minus all principal amounts actually repaid under the term loan portion of the Senior Bank Facility, including any such amount repaid as provided under the "Limitation on Sale of Assets" covenant described below, and (y) outstanding at any time in an aggregate amount equal to the greater of (I) the Borrowing Base and (II) $300 million;

    (ii) subject to the "Limitation on Guarantees of Indebtedness" covenant, Guarantees by Restricted Subsidiaries of Senior Indebtedness of the Company; provided that such Indebtedness of the Company is incurred in compliance with the provisions of the Indenture;

    (iii) Indebtedness of the Company pursuant to the Notes and Indebtedness of any Guarantor pursuant to its Guarantee of the Notes;

    (iv) Indebtedness of the Company outstanding on the Closing Date;

    (v) Indebtedness of the Company owing to a Restricted Wholly Owned Subsidiary, provided that any such Indebtedness (x) is made pursuant to an intercompany note in the form attached to the Indenture and (y) is subordinated in right of payment to the prior payment and performance of the Company's obligations under the Notes, if applicable; provided further that (A) any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to a Restricted Wholly Owned Subsidiary or a pledge to or for the benefit of any holder of Senior Indebtedness) or (B) any transaction pursuant to which such Restricted Wholly Owned Subsidiary ceases to be a Restricted Wholly Owned Subsidiary shall be deemed to be an incurrence of such Indebtedness by the Company not permitted by this clause (v);

    (vi) Indebtedness of a Restricted Wholly Owned Subsidiary owing to the Company or to a Restricted Wholly Owned Subsidiary; provided that, with respect to Indebtedness owing to any Restricted Wholly Owned Subsidiary,
  (x) any such Indebtedness is made pursuant to an intercompany note in the form attached to the Indenture and (y) any such Indebtedness shall be subordinated in right of payment to the payment and performance of such Subsidiary's obligations under its Guarantee of the Notes, if applicable; provided further that (A) any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to the Company or a Restricted Wholly Owned Subsidiary or a pledge to or for the benefit of any holder of Senior Indebtedness) shall be deemed to be an incurrence of such Indebtedness by the obligor not permitted by this clause (vi), and (B) any transaction pursuant to which any Restricted Wholly Owned Subsidiary, which has Indebtedness owing to the Company or any other Restricted Wholly Owned Subsidiary, ceases to be a Restricted Wholly Owned Subsidiary shall be deemed to be an incurrence of Indebtedness by such Subsidiary that is not permitted by this clause (vi);

    (vii) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any Indebtedness described in clauses (iii) and (iv) of this paragraph (b) (including any successive refinancings), so long as the aggregate principal amount of Indebtedness represented thereby is not increased by such refinancing, except by an amount equal to the lesser of (x) the stated amount of any premium, interest or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (y) the amount of premium, interest or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses incurred in connection with such refinancing; provided that in the case of Pari Passu Indebtedness or Subordinated Indebtedness,
  (A) such new Indebtedness does not have a shorter Average Life to Stated Maturity or a final Stated Maturity of principal earlier than the Indebtedness being refinanced, (B) in the case of Pari Passu Indebtedness, such new Indebtedness is pari passu with, or subordinated to, the Notes and
  (C) in the case of Subordinated Indebtedness, such new Indebtedness is subordinated to the Notes at least to the same extent as the Indebtedness being refinanced; and provided further that in no event may Indebtedness of the Company be refinanced with Indebtedness of any Restricted Subsidiary pursuant to this clause (vii);

    (viii) Indebtedness of the Company consisting of Capitalized Lease Obligations or purchase money obligations, in addition to that described in clauses (i) through (vii) of this paragraph (b), not to exceed $10 million outstanding at any one time in the aggregate;

    (ix) Indebtedness of the Company (whether or not constituting purchase money obligations or Capitalized Lease Obligations) not to exceed $20 million at any one time outstanding; and

    (x) Indebtedness of the Company consisting of bona fide Interest Rate Agreements designed to protect the Company from, or control the exposure of the Company to, fluctuations in interest rates in respect of Indebtedness.

  Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

    (i) declare or pay any dividend on, or make any distribution to holders of, any shares of its Capital Stock (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire such Qualified Capital Stock and other than dividends and distributions paid to the Company);

    (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of the Capital Stock of United, the Company or any Restricted Subsidiary (other than any Restricted Wholly Owned Subsidiary) or options, warrants or other rights to acquire such Capital Stock;

    (iii) make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, prior to the relevant scheduled principal payment, sinking fund or maturity, any Subordinated Indebtedness; or

    (iv) make any Investment in any Person, including, without limitation, any Unrestricted Subsidiary (other than any Permitted Investments)

(the foregoing actions described in clauses (i) through (iv), collectively, "Restricted Payments") unless after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined in good faith by the Board of Directors of the Company, such determination to be conclusive and evidenced by a Board Resolution), (A) no Default or Event of Default shall have occurred and be continuing and such Restricted Payment shall not cause or constitute any of the foregoing; (B) immediately before and immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the "Limitation on Indebtedness" covenant; and (C) the aggregate amount of all such Restricted Payments declared or made after the Closing Date (including such Restricted Payment) does not exceed the sum of:

    (I) 50% of the aggregate cumulative Consolidated Net Income (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company accrued on a cumulative basis during the period (taken as one accounting period) beginning on the date of the Merger and ending on the last day of the Company's last fiscal quarter ending prior to the date of the Restricted Payment;

    (II) the aggregate Net Cash Proceeds received after the Closing Date by the Company from the issuance or sale (other than to any of its Subsidiaries) of its shares of Qualified Capital Stock or any options, warrants or rights to purchase such shares of Qualified Capital Stock (less the value of any equity security referred to (and determined in accordance with) the parenthetical in clause (a)(i) of the definition of Consolidated Interest Expense);

    (III) the aggregate Net Cash Proceeds received after the Closing Date by the Company (other than from any of its Subsidiaries) upon the exercise of any options, warrants or rights to purchase shares of Qualified Capital Stock of the Company;

    (IV) the aggregate Net Cash Proceeds received after the Closing Date by the Company from Indebtedness of the Company or Redeemable Capital Stock of the Company that has been converted into or exchanged for Qualified Capital Stock of the Company (or options, warrants or rights to purchase such Qualified Capital Stock), to the extent such Indebtedness of the Company or Redeemable Capital Stock of the Company was originally incurred or issued for cash, plus the aggregate Net Cash Proceeds received by the Company at the time of such conversion or exchange;

    (V) without duplication of any of the foregoing, 100% of the aggregate Net Cash Proceeds received by the Company as a capital contribution from United; plus

    (VI) to the extent not included in Consolidated Net Income, the net reduction (received by the Company or any Restricted Subsidiary in cash) in Investments (other than Permitted Investments) made by the Company and the Restricted Subsidiaries since the Closing Date, not to exceed, in the case of any Investments in any Person, the amount of Investments (other than Permitted Investments) made by the Company and the Restricted Subsidiaries in such Person since the Closing Date.

  (b) Notwithstanding the foregoing, and in the case of clauses (ii), (iii),
(iv), (v), (vi), (vii), (viii) and (ix) below, so long as there is no Default or Event of Default continuing, the foregoing provisions shall not prohibit the following actions:

    (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would be permitted by the provisions of paragraph (a) of this "Limitation on Restricted Payments" covenant (such payment shall be deemed to have been paid on such date of declaration for purposes of the calculation required by paragraph (a) of this "Limitation on Restricted Payments" covenant);

    (ii) the repurchase, redemption, or other acquisition or retirement of any shares of any class of Capital Stock of the Company or warrants, options or other rights to acquire such stock in exchange for, or out of the Net Cash Proceeds of a substantially concurrent issue and sale (other than to a Subsidiary) for cash of, any Qualified Capital Stock of the Company or warrants, options or other rights to acquire such stock;

    (iii) any repurchase, redemption, defeasance, retirement, refinancing or acquisition for value or payment of principal of any Subordinated Indebtedness in exchange for, or out of the net proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) for cash of, any Qualified Capital Stock of the Company or warrants, options or other rights to acquire such stock;

    (iv) the repurchase, redemption, defeasance, retirement or other acquisition for value or payment of principal of any Subordinated Indebtedness through the issuance of Indebtedness meeting the requirements of clause (vii) of paragraph (b) of the "Limitation on Indebtedness" covenant;

    (v) the repurchase, redemption, acquisition or retirement of shares of Capital Stock of United or options, warrants or other rights to purchase such shares held by officers or employees or former officers or employees of United and the Subsidiaries (or their estates or beneficiaries), upon death, disability, retirement, or termination of employment, pursuant to the terms of any employee stock option or stock purchase plan or agreement under which such shares were acquired; provided that the aggregate consideration paid for all such shares following the Closing Date does not exceed $600,000 in any fiscal year of the Company; and provided further that the amount by which $600,000 exceeds the amount so used in any fiscal year of the Company shall be available to be so used in subsequent fiscal years of the Company, notwithstanding the immediately preceding proviso;

    (vi) payments to United, to the extent used by United to pay its operating and administrative expenses including, without limitation, directors' fees, legal and audit expenses, Commission compliance expenses and corporate franchise and other taxes, not to exceed $500,000 in any fiscal year of the Company;

    (vii) payments to United, not to exceed $250,000 in the aggregate after the Closing Date, to the extent used by United to make cash payments to holders of its Capital Stock in lieu of the issuance of fractional shares of Capital Stock and to redeem or repurchase stock purchase or similar rights issued as a shareholder rights device;

    (viii) payments to United of up to $1,000,000 in any fiscal year of the Company, to the extent used by United to satisfy its payment obligations under the Management Services Agreements; and

    (ix) the payment of dividends or the making of distributions to United, within 30 days of the Closing Date, to the extent that United, within such 30 days, uses such dividends and distributions to redeem or repurchase all or any portion of United's Series B Preferred Stock that is outstanding on the Closing Date (plus any shares of Series B Preferred Stock issued as dividends on such outstanding shares after the Closing Date and prior to such redemption or repurchase); and the purchase by the Company of all or any portion of United's Series B Preferred Stock that is outstanding on the Closing Date (plus any shares of Series B Preferred Stock issued as dividends on such outstanding shares after the Closing Date and prior to such purchase), within 30 days of the Closing Date; provided that the aggregate amount of all such payments by the Company under this clause (ix) shall not exceed $7.0 million.


The actions described in clauses (i) through (iii) and clauses (v) through
(vii) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (C) of paragraph (a) of this "Limitation on Restricted Payments" covenant (provided that any dividend paid pursuant to clause (i) of this paragraph (b) shall reduce the amount that would otherwise be available under clause (C) of paragraph (a) of this "Limitation on Restricted Payments" covenant when declared, but not also when paid pursuant to such clause (i)) and the actions described in clauses (iv), (viii) and (ix) of this paragraph
(b) shall be permitted to be taken in accordance with this paragraph and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (C) of paragraph (a).

  Limitation on Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets or property or the rendering of any services) with any Affiliate of the Company (other than a Restricted Wholly Owned Subsidiary of the Company) unless (i) such transaction or series of transactions is in writing on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than would be available in a comparable transaction in arm's-length dealings with an unrelated third party, (ii) with respect to any such transaction or series of transactions involving aggregate payments in excess of $1.0 million, the Company delivers an officers' certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (i) above and such transaction or series of related transactions has been approved by the Board of Directors of the Company, and (iii) with respect to a transaction or series of related transactions involving aggregate value in excess of $5.0 million, the Company delivers to the Trustee an opinion of an independent investment banking firm of national standing stating that the transaction or series of transactions is fair to the Company or such Restricted Subsidiary from a financial point of view.

  The foregoing shall not apply to the performance of obligations under the Management Service Agreements and the Employment Contracts, in each case as in effect on the Closing Date.

  Limitation on Senior Subordinated Indebtedness. The Company and each Guarantor will not, directly or indirectly, incur or otherwise permit to exist any Indebtedness that is subordinate in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also pari passu with the Notes or the Guarantee of the Notes by such Guarantor, as the case may be, or subordinate in right of payment to the Notes or such Guarantee of the Notes, as the case may be, to at least the same extent as the Notes or such Guarantee are subordinate in right of payment to Senior Indebtedness or Senior Guarantor Indebtedness, as the case may be, as set forth in the Indenture.

  Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur, assume or suffer to exist any Lien of any kind upon any of its property or assets (including any shares of Capital Stock or Indebtedness of any Restricted Subsidiary), owned on the Closing Date or acquired after the Closing Date, or any income or profits therefrom, except if the Notes (or the Guarantee of the Notes, in the case of Liens on properties or assets of a Restricted Subsidiary that is a Guarantor) and all other amounts due under the Indenture are directly secured equally and ratably with (or prior to in the case of Liens with respect to Subordinated Indebtedness) the obligation or liability secured by such Lien, excluding, however, from the operation of the foregoing any of the following:

    (a) any Lien existing as of the Closing Date;

    (b) any Lien arising by reason of (i) any judgment, decree or order of any court, so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree or order shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (ii) taxes, assessments or other governmental charges not yet delinquent or which are being contested in good faith; (iii) security for payment of workers' compensation or other insurance; (iv) good faith deposits in connection with tenders, leases or contracts (other than contracts for the payment of money); (v) zoning restrictions, easements, licenses, reservations, provisions, covenants, conditions, waivers, restrictions on the use of property or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee), none of which materially impairs the use of any property or assets material to the operation of the business of the Company or any Restricted Subsidiary or the value of such property or assets for the purpose of such business; (vi) deposits to secure public or statutory obligations, or in lieu of surety or appeal bonds with respect to matters not yet finally determined and being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof; or (vii) operation of law in favor of mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

    (c) any Lien now or hereafter existing on property of the Company or any Guarantor securing Senior Indebtedness or Senior Guarantor Indebtedness, as the case may be, of such Person;

    (d) any Lien securing Acquired Indebtedness created prior to (and not created in connection with, or in contemplation of) the incurrence of such Indebtedness by the Company, which Indebtedness is permitted under the "Limitation on Indebtedness" covenant; provided that any such Lien only extends to the assets that were subject to such Lien securing such Acquired Indebtedness prior to the related acquisition; and

    (e) any extension, renewal, refinancing or replacement, in whole or in part, of any Lien described in the foregoing clauses (a) through (d) so long as the amount of property or assets subject to such Lien is not increased thereby.

  Limitation on Sale of Assets. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (i) at least 75% of the proceeds from such Asset Sale are received in cash and (ii) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets sold.

  (b) If all or a portion of the Net Cash Proceeds of any Asset Sale is not applied to repay permanently any Senior Indebtedness or Senior Guarantor Indebtedness then outstanding as required by the terms thereof, and the Company determines not to apply such Net Cash Proceeds to the prepayment of such Senior Indebtedness or Senior Guarantor Indebtedness or if no such Senior Indebtedness or Senior Guarantor Indebtedness is then outstanding, then the Company may, within 12 months of the Asset Sale, invest (or enter into a written, legally binding commitment to invest, provided that the investment provided for in such commitment is actually made within 24 months of the Asset Sale) the Net Cash Proceeds in other properties and assets that will be used in the businesses of the Company existing on the Closing Date or in any company having such properties and assets. The amount of such Net Cash Proceeds neither used to permanently repay or prepay Senior Indebtedness or Senior Guarantor Indebtedness nor used or invested as set forth in this paragraph (b) constitutes "Excess Proceeds."

  (c) When the aggregate amount of Excess Proceeds equals $10.0 million or more, the Company shall, within 15 Business Days: make an offer (an "Offer") to purchase, for cash, at 100% of the principal amount thereof, plus accrued and unpaid interest to the repurchase date (the "Repurchase Date"), in accordance with the procedures set forth in the Indenture the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased out of an amount (the "Note Amount") equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes, and the denominator of which is the sum of the outstanding principal amount of the Notes and any Pari Passu Indebtedness that is required to be repurchased under the instrument governing such Pari Passu Indebtedness and (ii) to the extent required by such Pari Passu Indebtedness, the Company shall make an offer to purchase or, if required by the terms of such Pari Passu Indebtedness, otherwise repurchase or redeem Pari Passu Indebtedness (a "Pari Passu Repayment") in an amount (the "Pari Passu Debt Amount") equal to the excess of the Excess Proceeds over the Note Amount; provided that in no event shall the Pari Passu Debt Amount exceed the principal amount of such Pari Passu Indebtedness plus the amount of any premium, if any, and accrued and unpaid interest required to be paid to repurchase such Pari Passu Indebtedness. To the extent that the aggregate principal amount of and accrued but unpaid interest with respect to the Notes tendered pursuant to the Offer is less than the Note Amount relating thereto or the aggregate amount of Pari Passu Indebtedness that is purchased is less than the Pari Passu Debt Amount, the Company may use such amounts not necessary to purchase the tendered Notes and the Pari Passu Indebtedness required to be purchased for any purpose not prohibited by the Indenture. Upon completion of the purchase of all the Notes tendered pursuant to an Offer and the purchase of the Pari Passu Indebtedness pursuant to a Pari Passu Repayment, the amount of Excess Proceeds, if any, shall be reset at zero.

  The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws and regulations in connection with an Offer.

  Limitation on Issuances of Guarantees of Indebtedness. (a) The Company will not permit any Restricted Subsidiary to incur any Guaranteed Debt, other than Guaranteed Debt in respect of Senior Indebtedness of the Company; provided that, concurrently with the incurrence of such Guaranteed Debt by any Restricted Subsidiary, the Restricted Subsidiary incurring such Guaranteed Debt (if it is not a Guarantor) shall execute a supplemental indenture setting forth such Restricted Subsidiary's senior subordinated guarantee of the Notes, such guarantee to be on the same terms as United's Guarantee of the Notes. Neither the Company nor any Guarantor shall be required to make a notation on the Notes or the Guarantees to reflect such Guarantee. In connection with such Guarantee of the Notes, such Restricted Subsidiary shall waive, and agree that it will not in any manner whatsoever claim or take the benefit or advantage of, any rights or reimbursement, indemnity or subrogation or any other rights against the Company or any Guarantor as a result of any payment by such Restricted Subsidiary with respect to such Guaranteed Debt.

  (b) United will not incur any Guaranteed Debt with respect to any Pari Passu Indebtedness or Subordinated Indebtedness unless such Guaranteed Debt is subordinated (at least to the extent that Notes are subordinated in right of payment to Senior Indebtedness) in right of payment to (or, in the case of Guaranteed Debt with respect to Pari Passu Indebtedness, is pari passu in right of payment with) United's Guarantee of the Notes.

  (c) The Company will cause each of its domestic Restricted Subsidiaries, other than the Joint Venture, promptly upon becoming a Restricted Subsidiary, to execute a supplemental indenture providing for a Guarantee of the Notes on the same terms as United's Guarantee of the Notes, including, without limitation, the waiver and agreement referred to in the last sentence of paragraph (a) above. Neither the Company nor any Guarantor shall be required to make a notation on the Notes or the Guarantees to reflect such Guarantee.

  Limitation on Subsidiary Capital Stock. The Company will not transfer, and will not permit the transfer or issuance of, any Capital Stock of any Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except for (i) Capital Stock issued to and held by the Company or a Restricted Wholly Owned Subsidiary, (ii) Capital Stock issued by a Person prior to the time (A) such Person becomes a Restricted Subsidiary, (B) such Person merges with or into a Restricted Subsidiary or (C) a Restricted Subsidiary merges with or into such Person; provided that such Capital Stock was not issued or incurred by such Person in anticipation of the type of transaction contemplated by subclause (A), (B) or (C), (iii) the transfer of all of the Capital Stock of a Restricted Subsidiary or (iv) the issuance or transfer of directors' qualifying shares or a de minimis number of shares required to be held by foreign nationals, in each case to the extent required by applicable law. The foregoing shall not prohibit the pledge of any shares of Capital Stock permitted under the "Limitation on Liens" covenant.

  Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of

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any Restricted Subsidiary to (i) pay dividends, in cash or otherwise, or make any other distribution on or in respect of its Capital Stock, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make any loans or advances to, or Investments in, the Company or any other Restricted Subsidiary or (iv) transfer any of its properties or assets to the Company or any other Restricted Subsidiary, except in any such case (1) any encumbrance or restriction pursuant to an agreement in effect on the Closing Date (2) any encumbrance or restriction, with respect to a Person that becomes a Subsidiary after the Closing Date, in existence at the time such Person becomes a Subsidiary and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary; (3) any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses
(1) and (2), or in this clause (3), provided that the terms and conditions of any such encumbrances or restrictions are not materially less favorable to the Holders of the Notes than those under or pursuant to the agreement so extended, renewed, refinanced or replaced; (4) any encumbrance or restriction created pursuant to an asset sale agreement, stock sale agreement or similar instrument pursuant to which a bona-fide Asset Sale the proceeds of which are applied as provided in the Indenture is to be consummated, so long as such restriction or encumbrance shall apply only to the assets subject to such Asset Sale and shall be effective only for a period from the execution and delivery of such agreement or instrument through the earlier of the consummation of such Asset Sale or the termination of such agreement or instrument; (5) customary non-assignment provisions of any lease governing any leasehold interest of the Company or any Restricted Subsidiaries; (6) to the extent required by the Indenture; and (7) any encumbrance or restriction existing under or by reason of applicable law.

  Purchase of Notes upon a Change of Control. If a Change of Control shall occur at any time, then each holder of Notes shall have the right to require that the Company purchase such holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price (the "Change of Control Purchase Price") in cash in an amount equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date"), pursuant to the offer described below (the "Change of Control Offer") and the other procedures set forth in the Indenture.

  Within 15 days following any Change of Control, the Company shall notify the Trustee thereof and give written notice of such Change of Control to each holder of Notes by first-class mail, postage prepaid, at his address appearing in the security register, stating, among other things, (i) the purchase price and the purchase date which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act; (ii) that any Note not tendered will continue to accrue interest; (iii) that, unless the Company defaults in the payment of the purchase price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and (iv) certain other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance.

  If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. The Senior Bank Facility prohibits the purchase of the Notes by the Company prior to full repayment of Indebtedness thereunder and, upon a Change of Control, all amounts outstanding under the Senior Bank Facility may become due and payable. There can be no assurance that, in the event of a Change in Control, the Company will be able to obtain the necessary consents from the lenders under the Senior Bank Facility to consummate a Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under "Description of Notes -- Events of Default," subject to the subordination provisions of the Indenture.

  "Change of Control" is defined in the Indenture to mean the occurrence of any of the following events: (i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more of the Permitted Holders, becomes the ultimate "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of the total outstanding Voting Stock of United (or any successor) or the Company (or any successor) voting as one class; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of United or the Company (together with any new directors whose election to such Board of Directors or whose nomination for election by the shareholders of such Person, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of such Board of Directors then in office; (iii) United or the Company conveys, transfers, or leases or otherwise disposes of all or substantially all of its assets to any Person (other than one or more of the Permitted Holders); (iv) United (or any successor) or the Company (or any successor) is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under "Description of Notes -- Consolidation, Merger, Sale of Assets"; and (v) the failure of United (or any successor) to "beneficially own" 100% of the voting power of the total outstanding Voting Stock of the Company (or any successor).

  The phrase "all or substantially all" as used in the definition of "Change of Control" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret such phrase.

  The existence of a Holder's right to require the Company to purchase such Holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

  The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer.

  United will not, and will not permit any Subsidiary to, create or permit to exist or become effective any restriction (other than restrictions in effect on the Closing Date with respect to Indebtedness outstanding on the Closing Date and refinancings thereof and customary default provisions) that would materially impair the ability of the Company to make a Change of Control Offer to purchase the Notes or, if such Change of Control Offer is made, to pay for the Notes tendered for purchase.

  Provision of Financial Statements. Whether or not United or the Company is subject to Section 13(a) or 15(d) of the Exchange Act, United and the Company will, to the extent permitted under the Exchange Act, deliver to the Commission for filing the annual reports, quarterly reports and other documents which United and the Company would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) if United and the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which United and the Company would have been required to so file such documents if United and the Company were so subject (subject to a five day grace period). United and the Company will also in any event (x) within 15 days of each Required Filing Date (subject to a five day grace period) (i) transmit by mail to all Holders, as their names and addresses appear in the security register, without cost to such Holders and
(ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which United and the Company would have been required to file with the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act if United and the Company were subject to such Sections and (y) if filing such documents by United and the Company with the Commission is not permitted under

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

the Exchange Act, promptly upon written request, supply copies of such documents to any prospective Holder at United's and the Company's cost

CONSOLIDATION, MERGER, SALE OF ASSETS

  The Company shall not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to any Person or group of affiliated Persons (and the Company will not permit any Restricted Subsidiary to enter into any such transaction or transactions if such transaction or transactions, in the aggregate, would result in the sale, assignment, conveyance, transfer, lease or disposal of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a Consolidated basis to any other Person or group of affiliated Persons) unless at the time and after giving effect thereto: (i) either (a) the Company shall be the continuing corporation or (b) the Person (if other than the Company) formed by such consolidation or into which the Company or such Subsidiary is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company or such Subsidiary, as the case may be, substantially as an entirety (the "Surviving Entity") shall be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person shall expressly assume, by a supplemental indenture executed and delivered to the Trustee, all the obligations of the Company under the Notes and the Indenture, and the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction or transactions, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Consolidated Net Worth of the Company (or of the Surviving Entity if other than the Company), is equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction or transactions; (iv) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), the Company (or the Surviving Entity if other than the Company), could incur at least $1.00 of additional Indebtedness under the "Limitation on Indebtedness" covenant (other than Permitted Indebtedness); and (v) the Company or the Surviving Entity shall have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, lease or other transaction and the supplemental indenture in respect thereto comply with the Indenture and that all conditions precedent herein provided for relating to such transaction have been complied with.

  Each Guarantor shall not, and (except in the case of United) the Company will not permit any Guarantor to, in a single transaction or through a series of related transactions, merge or consolidate with or into any other corporation (other than the Company or any Restricted Wholly Owned Subsidiary) or other entity, sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of such Guarantor's properties and assets on a Consolidated basis to any entity (other than the Company or any Restricted Wholly Owned Subsidiary) unless at the time and after giving effect thereto: (i) either
(1) such Guarantor shall be the continuing corporation or partnership or (2) the entity (if other than such Guarantor) formed by such consolidation or into which such Guarantor is merged or the entity which acquires by sale, assignment, conveyance, transfer, lease or disposition the properties and assets of such Guarantor shall be a corporation duly organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture, executed and delivered to the Trustee, all the obligations of such Guarantor under its Guarantee of the Notes and the Indenture; (ii) immediately before and immediately after giving effect to such transaction or transactions, no Default or Event of Default shall have occurred and be continuing;

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

and (iii) such Guarantor shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel in form and substance reasonably satisfactory to the Trustee, each stating that such consolidation, merger, sale, assignment, conveyance, transfer, lease or disposition and such supplemental indenture comply with the Indenture, and thereafter all obligations of the predecessor shall terminate; provided that the foregoing shall not apply to any Guarantor (other than United) if (A) immediately after such merger, consolidation, sale, assignment, conveyance, transfer, lease or other disposition, the Person surviving such merger or consolidation or the assignee, conveyee, transferee, lessee or recipient of such other disposition are not Subsidiaries and (B) the "Limitation on Sale of Assets" covenant of the Indenture is complied with in connection with such transaction.

  In the event of any transaction described in and complying with the conditions listed in the immediately preceding paragraphs in which the Company or any Guarantor is not the continuing corporation, the successor Person formed or remaining shall succeed to, and be substituted for, and may exercise every right and power of, the Company or such Guarantor, as the case may be, and the Company or such Guarantor, as the case may be, will be discharged from all obligations and covenants under the Indenture and the Notes.

EVENTS OF DEFAULT

  The following will be "Events of Default" under the Indenture:

    (i) failure to pay any interest on any Note when it becomes due and payable, and such failure shall continue for a period of 30 days;

    (ii) failure to pay the principal of (or premium, if any, on) any Note at its Maturity (upon acceleration, optional or mandatory redemption, required repurchase or otherwise);

    (iii) (a) failure to perform, or breach of, any covenant or agreement of the Company, United or any Guarantor under the Indenture (other than a default in the performance of, or breach of, a covenant or agreement which is specifically dealt with in clause (i) or (ii) or in clauses (b), (c) and
  (d) of this clause (iii)), and such default or breach shall continue for a period of 30 days after written notice of such failure has been given, by certified mail, (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes, specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Indenture; (b) default in the performance or breach of the provisions described under "Description of Notes -- Consolidation, Merger, Sale of Assets"; (c) the Company shall have failed to make or consummate an Offer in accordance with the provisions of the "Limitation on Sale of Assets" covenant; or (d) the Company shall have failed to make or consummate a Change of Control Offer in accordance with the provisions of the "Purchase of Notes Upon a Change of Control" covenant;

    (iv) one or more defaults shall have occurred under any agreements, indentures or instruments under which the Company or any Restricted Subsidiary then has outstanding Indebtedness in excess of $10 million principal amount in the aggregate and, if not already matured at its final maturity in accordance with its terms, such Indebtedness shall have been accelerated;

    (v) any Guarantee shall for any reason cease to be, or shall be asserted in writing by such Guarantor, United or the Company not to be, in full force and effect and enforceable in accordance with its terms or any Subsidiary shall fail to Guarantee the Notes as required by the "Limitation on Issuances of Guarantees of Indebtedness" covenant;

    (vi) one or more judgments, orders or decrees for the payment of money in excess of $10 million, either individually or in the aggregate (net of amounts covered by insurance, bond, surety or similar instrument), shall be entered against the Company, United or any Restricted Subsidiary, or any of their respective properties, and shall not be discharged and either (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

    (vii) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Company, United or any Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging the Company, United or any Significant Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, United or any Significant Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company, United or any Significant Subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

    (viii) (a) the Company, United or any Significant Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) the Company, United or any Significant Subsidiary consents to the entry of a decree or order for relief in respect of the Company, United or any Significant Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) the Company, United or any Significant Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) the Company, United or any Significant Subsidiary (x) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company, United or any Significant Subsidiary or of any substantial part of their respective properties or (y) makes an assignment for the benefit of creditors or (e) the Company, United or any Significant Subsidiary takes any corporate action in furtherance of any such actions in this paragraph (viii).

  If an Event of Default (other than as specified in clauses (vii) and (viii) of the prior paragraph) shall occur and be continuing, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may, and the Trustee at the request of such Holders shall, declare all unpaid principal of (and premium, if any, on) and accrued interest on all the Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders of the Notes); provided that so long as the Senior Bank Facility is in effect, such declaration shall not become effective until the earlier of (a) five business days after receipt of such notice of acceleration from the Holders or the Trustee by the agent under the Senior Bank Facility or (b) acceleration of the Indebtedness under the Senior Bank Facility. Thereupon such principal shall become immediately due and payable, and the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceeding. If an Event of Default specified in clause (vii) or (viii) of the prior paragraph occurs, then all the Notes shall ipso facto become and be immediately due and payable, in an amount equal to the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date the Notes become due and payable, without any declaration or other act on the part of the Trustee or any Holder.

  After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of Notes outstanding, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes, and (iii) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes; and (b) all Events of Default, other than the non-payment of principal of the Notes which has become due solely by such declaration of acceleration, have been cured or waived; and (c) the rescission will not conflict with any judgment or decree.

  The Holders of not less than a majority in aggregate principal amount of the Notes outstanding may on behalf of the Holders of all the Notes waive any past defaults under the Indenture and its consequences, except a default in the payment of the principal of (and premium, if any, on) or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Note outstanding.

  The Company is also required to notify the Trustee within five business days of the occurrence of any Default.

  The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided that if it acquires any conflicting interest, it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

  The Company may, at its option and at any time, elect to have the obligations of the Company and each Guarantor and any other obligor upon the Notes, if any, discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payments in respect of the principal of (and premium, if any, on) and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and each Guarantor released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, enforceability of any Guarantee, bankruptcy and insolvency events) described in "Description of Notes -- Events of Default" will no longer constitute an Event of Default with respect to the Notes.

  In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay and discharge the principal of (and premium, if any, on) and interest on the outstanding Notes on the Stated Maturity of such principal or installment of principal (or, if specified by the Company in an Officers' Certificate delivered to the Trustee at the time of such deposit, any date upon which the Company would be entitled to redeem all Notes outstanding); (ii) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that since the Closing Date (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case of such defeasance had not occurred; (iii) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (v) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company or any Guarantor; (vi) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company or any Guarantor is a party or by which it is bound; (vii) the Company shall have delivered to the Trustee an opinion of independent counsel to the effect that (A) the trust funds will not be subject to any rights of holders of Senior Indebtedness or Senior Guarantor Indebtedness, including, without limitation, those arising under the Indenture and (B) after the 123rd day following the deposit, the trust funds will not be subject to the avoidance under any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (viii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes or any Guarantee over the other creditors of the Company or any Guarantor or with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others; (ix) no event or condition shall exist that would prohibit the Company from making payments of the principal of (and premium, if any on) and interest on the Notes on the date of such deposit; and (x) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to either defeasance or covenant defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (a) either (i) all the Notes theretofore authenticated and delivered (other than lost, stolen or destroyed Notes which have been replaced or paid) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including principal of (and premium, if any, on) and accrued interest at such Stated Maturity or redemption date; (b) the Company or any Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company and each Guarantor; and (c) the Company has delivered to the Trustee an Officers' Certificate and an opinion of counsel each stating that (i) all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound.

MODIFICATIONS AND AMENDMENTS

  Without the consent of any Holders, the Company, the Guarantors and the Trustee, at any time and from time to time, may enter into one or more indentures supplemental to the Indenture for any of the following purposes: (1) to add to the covenants of the Company and the Guarantors for the benefit of the Holders, or to surrender any right or power therein conferred upon the Company and the Guarantors; (2) to add additional Events of Default; (3) to evidence and provide for the acceptance of the appointment under the Indenture by a successor Trustee; (4) to secure the Notes; (5) to cure any ambiguity, to correct or supplement any provision in the Indenture which may be defective or inconsistent with any other provision in the Indenture, or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such actions pursuant to this clause shall not adversely affect the interests of the Holders in any material respect; or (6) to comply with any requirements of the Commission in order to effect and maintain the qualification of the Indenture under the Trust Indenture Act; provided that certain legal opinions and Officers' Certificates are delivered.

  Modifications and amendments of the Indenture may be made by the Company, the Guarantors and the Trustee with the consent of the Holders of not less than a majority in aggregate outstanding principal amount of the Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity thereof; (ii) amend, change or modify the obligation of the Company to make and consummate an Offer with respect to any Asset Sale or Asset Sales in accordance with the "Limitation on Sale of Assets" covenant or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with the "Purchase of Notes upon a Change of Control" covenant, including, without limitation, amending, changing or modifying any definitions with respect thereto; (iii) reduce the percentage in principal amount of outstanding Notes, the consent of whose holders is required for any such modifications and amendments, or the consent of whose holders is required for any waiver; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each of each Note affected thereby; (v) except as otherwise permitted under "Description of the New Notes -- Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by the Company or any Guarantor of any of its rights and obligations under the Indenture; or (vi) amend or modify any of the provisions of the Indenture relating to the subordination of the Notes or any Guarantee in any manner adverse to the holders of the Notes.

GOVERNING LAW

  The Indenture, the Notes and the Guarantees are governed by, and construed in accordance with the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

CERTAIN DEFINITIONS

  "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

  "Affiliate" means, with respect to any specified Person, (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person or (ii) any other Person that owns, directly or indirectly, 10% or more of such specified Person's Capital Stock or any executive officer or director of any such specified Person or other Person or, with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Notwithstanding any of the foregoing, for purposes of the Indenture, The Chase Manhattan Corporation and its subsidiaries shall be deemed not to be an Affiliate of United, the Company or any Subsidiary.

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

  "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or Sale and Leaseback Transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of (i) any Capital Stock of any Subsidiary; (ii) all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted Subsidiary; or (iii) any other properties or assets of the Company or any Restricted Subsidiary, other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include (x) any transfer of properties or assets (A) that is governed by the first paragraph under "-- Consolidation, Merger, Sale of Assets" or (B) that is by the Company to any Restricted Wholly Owned Subsidiary, or by any Restricted Wholly Owned Subsidiary to the Company or any Restricted Wholly Owned Subsidiary in accordance with the terms of the Indenture or (y) transfers of properties and assets listed on Schedule I to the Indenture.

  "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by
(ii) the sum of all such principal payments.

  "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

  "Borrowing Base" means, as of any date, an amount equal to the sum of (a) 80% of the face amount of all accounts receivable of the Company and its Restricted Subsidiaries as of such date and (b) 50% of the book value (calculated on a FIFO basis) of all inventory owned by the Company and its Restricted Subsidiaries as of such date, all calculated on a consolidated basis and in accordance with GAAP. To the extent that information is not available as to the amount of accounts receivable or inventory as of a specific date, the Company may utilize the most recent available quarterly or annual financial report for purposes of calculating the Borrowing Base.

  "Capital Lease Obligation" means any obligations of the Company and its Restricted Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

  "Capital Stock" of any Person means any and all shares, interests, participations, partnership interests or other equivalents (however designated) of such Person's capital stock.

  "Closing Date" means May 3, 1995.

  "Consolidated Fixed Charge Coverage Ratio" of the Company means, for any period, the ratio of (a) the sum of Consolidated Net Income (Loss), Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges deducted in computing Consolidated Net Income (Loss) in each case, for such period, of the Company and its Restricted Subsidiaries on a Consolidated basis, all determined in accordance with GAAP to (b) the sum of Consolidated Interest Expense for such period and cash and non-cash dividends required to be paid or accrued on any Preferred Stock of the Company and its Restricted Subsidiaries during such period; provided that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate, shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears at the option of the Company, a fixed or floating rate of interest, shall be computed by applying at the option of the Company, either the fixed or floating rate and (ii) in making such computation, the Consolidated Interest

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

Expense of the Company and its Restricted Subsidiaries attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

  "Consolidated Income Tax Expense" means, for any period, the provision for federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for such period as determined in accordance with GAAP on a Consolidated basis.

  "Consolidated Interest Expense" of the Company means, without duplication, for any period, the sum of (a) the interest expense of the Company and its Restricted Subsidiaries for such period, on a Consolidated basis, including, without limitation, (i) amortization of debt discount (other than debt discount attributable solely to a discount in the purchase price of Indebtedness sold with an equity security, to the extent of the amount of the value reasonably attributed in good faith to such equity security at the time of such sale and reflected in an Officers' Certificate delivered promptly thereafter to the Trustee), (ii) the net cost under Interest Rate Agreements (including amortization of discounts), (iii) the interest portion of any deferred payment obligation, (iv) accrued interest and (v) the amortization of deferred financing costs, plus (b) (i) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company during such period and (ii) all capitalized interest of the Company and its Restricted Subsidiaries, less (c) the amortization of any deferred financing costs incurred with respect to the issuance of the Notes or the borrowings under the Senior Bank Facility, to the extent paid prior to or on the Closing Date, in each case as determined in accordance with GAAP on a Consolidated basis.

  "Consolidated Net Income (Loss)" of the Company means, for any period, the Consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (loss), by excluding, without duplication, (i) all extraordinary gains or losses (less all fees and expenses relating thereto), (ii) the portion of net income (or loss) of the Company and its Restricted Subsidiaries allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by the Company or one of its Restricted Subsidiaries, (iii) net income (or loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan, (v) net gains (or losses), less all fees and expenses relating thereto, in respect of dispositions of assets other than in the ordinary course of business and the net income of any Unrestricted Subsidiary, except to the extent paid to the Company or any Restricted Subsidiary in cash as a dividend or distribution or (vi) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulations applicable to such Restricted Subsidiary or its stockholders.

  "Consolidated Net Worth" of any Person means the Consolidated stockholders' equity (excluding Redeemable Capital Stock) of such Person and its subsidiaries (or, in the case of United or the Company, the Restricted Subsidiaries), as determined in accordance with GAAP on a Consolidated basis.

  "Consolidated Non-cash Charges" of the Company means, for any period, the aggregate depreciation, amortization and other non-cash charges of the Company and its Restricted Subsidiaries on a Consolidated basis reducing the Consolidated Net Income of the Company and its Restricted Subsidiaries for such period, as determined in accordance with GAAP (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period).

  "Consolidation" means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries (or, in the case of United or the Company, the Restricted Subsidiaries) if and to the extent the accounts of such Person and each of its subsidiaries (or, in the case of United or the Company, the Restricted Subsidiaries) would normally be consolidated with those of such Person, all in accordance with GAAP. The term "Consolidated" shall have a similar meaning.

  "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

  "Employment Agreements" means the several employment agreements, dated on or prior to the Closing Date, between or among United and/or the Company and each of Joel D. Spungin, Jeffrey K. Hewson, Ronald W. Weissman, Allen B. Kravis, Steven R. Schwarz, Robert H. Cornell, Otis H. Halleen, Jerold A Hecktman, Ted
S. Rzeszuto, Michael D. Rowsey, Daniel J. Schleppe, Daniel H. Bushell, Robert
D. Eberspacher, Duane J. Ratay and Lawrence E. Miller.

  "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy as determined by the Board of Directors in good faith and evidenced by a resolution of the Board of Directors.

  "GAAP" or "Generally Accepted Accounting Principles" means generally accepted accounting principles in the United States, consistently applied, which are in effect at the time any given calculation is made.

  "Guarantee" means the guarantee by any Guarantor of the Company's Indenture Obligations pursuant to a guarantee given in accordance with the Indenture.

  "Guaranteed Debt" of any Person means, without duplication, all Indebtedness of any other Person guaranteed directly or indirectly in any manner by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss,
(iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered), (iv) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or (v) otherwise to assure a creditor against loss; provided that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

  "Guarantor" means United and each Restricted Subsidiary that is organized under the laws of the United States or any state or territory thereof, including the District of Columbia, other than the Joint Venture.

  "Indebtedness" means, with respect to any Person, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities now or hereafter outstanding, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but

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

excluding trade payables arising in the ordinary course of business, (iv) all obligations under Interest Rate Agreements of such Person, (v) all Capital Lease Obligations of such Person, (vi) all Indebtedness referred to in clauses
(i) through (v) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (vii) all Guaranteed Debt of such Person and (viii) all Redeemable Capital Stock valued at the greater of its voluntary or involuntary maximum fixed repurchase price. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Redeemable Capital Stock, such Fair Market Value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

  "Interest Rate Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar arrangements) and/or other types of interest rate hedging agreements from time to time.

  "Investments" means, with respect to any Person, directly or indirectly, any advance, loan (including guarantees), or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued by, any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP. In addition, the Fair Market Value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an "Investment" made by the Company in such Unrestricted Subsidiary. The amount of any non-cash Investment shall be equal to the Fair Market Value of the assets invested, as determined in good faith by (i) in the case of any Investment in excess of $500,000, the Board of Directors of the Company (provided that such determination is evidenced by a Board Resolution) or (ii) in any other case, an executive officer of the Company.

  "Joint Venture" means United Business Computers, Inc., a Delaware corporation.

  "Lien" means any mortgage, charge, pledge, lien (statutory or otherwise), privilege, security interest, hypothecation or other encumbrance upon or with respect to any property of any kind, real or personal, movable or immovable, now owned or hereafter acquired.

  "Management Services Agreements" means the several investment banking fee and management agreements dated on or prior to the Closing Date, among United, the Company and Wingate Partners L.P., Cumberland Capital Corporation and Good Capital Co., Inc., as amended to the Closing Date.

  "Maturity" when used with respect to any Note means the date on which the principal of such Note becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity, the Repurchase Date or the redemption date and whether by declaration of acceleration, Offer in respect of Excess Proceeds, Change of Control, call for redemption or otherwise.

  "Merger" means, collectively, the merger of Associated with and into United and the merger of ASI with and into the Company.

  "Net Cash Proceeds" means (a) with respect to any Asset Sale by any Person, the proceeds thereof in the form of cash or Temporary Cash Investments including payments in respect of deferred

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

payment obligations when received in the form of, or stock or other assets when disposed for, cash or Temporary Cash Investments (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) net of (i) brokerage commissions and other actual fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale, (iv) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale and (v) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP or, until no longer required by contract with the buyer, as required by contract with the buyer, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the Trustee and (b) with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock or Indebtedness or Capital Stock that have been converted into or exchanged for Capital Stock, the proceeds of such issuance or sale in the form of cash or Temporary Cash Investments, including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed for, cash or Temporary Cash Investments (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of attorneys' fees, accountants' fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

  "Pari Passu Indebtedness" means any Indebtedness of the Company or a Guarantor that is pari passu in right of payment to the Notes or a Guarantee of the Notes, as the case may be.

  "Permitted Holders" means Wingate Partners, L.P., Wingate Partners II, L.P., Wingate Affiliates, L.P., and Wingate Affiliates II, L.P. (collectively, "Wingate Partners"), ASI Partners, L.P., ASI Partners II, L.P., Cumberland Capital Corporation, Good Capital Co., Inc., Daniel J. Good, Boise Cascade Corporation, Chase Manhattan Investment Holdings, Inc., James A. Johnson, Michael D. Rowsey, Daniel J. Schleppe, Daniel H. Bushell and Robert W. Eberspacher, all such Persons being stockholders of United on the Closing Date, together with (i) the direct and indirect general partners of Wingate Partners and (ii) any entity controlled by Wingate Partners, in each case on April 26, 1995.

  "Permitted Investment" means (i) investments in the Company or any Restricted Wholly Owned Subsidiary or any Person which, as a result of such Investment, becomes a Restricted Wholly Owned Subsidiary; (ii) Indebtedness of the Company or a Restricted Subsidiary described under clauses (v) and (vi) of the definition of "Permitted Indebtedness"; (iii) Temporary Cash Investments; (iv) Investments acquired by the Company or any Restricted Subsidiary in connection with an Asset Sale permitted under the "Limitation on Sale of Assets" covenant to the extent such Investments are non-cash proceeds as permitted under such covenant; (v) guarantees of Indebtedness otherwise permitted by the Indenture;
(vi) Investments in existence on the Closing Date; (vii) customer advances not to exceed $250,000 at any one time outstanding; (viii) travel and relocation loans and advances made to employees in the ordinary course of business not to exceed $200,000 at any one time outstanding; (ix) Investments received in settlement of defaulted receivables or in connection with the bankruptcy or reorganization of suppliers and customers and in connection with the settlement of other disputes with customers and suppliers arising in the ordinary course of business; and (x) additional Investments not to exceed $1 million at any one time outstanding.

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  "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivisions thereof.

  "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred stock whether now outstanding, or issued after the Closing Date, and including, without limitation, all classes and series of preferred or preference stock.

  "Public Equity Offering" means a bona-fide underwritten sale to the public of Common Stock of the Company or of United, to the extent that the net cash proceeds thereof are paid to the Company as a capital contribution, pursuant to a registration statement (other than Form S-8 or a registration statement relating to securities issuable by any benefit plan of United, the Company or any Subsidiary) that is declared effective by the Securities and Exchange Commission.

  "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

  "Redeemable Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to any Stated Maturity of the principal of the Notes or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity.

  "Representative" means, with respect to any Designated Senior Indebtedness or Designated Senior Guarantor Indebtedness, the indenture trustee or other trustee, agent or representative in respect of such Indebtedness; provided that if, and so long as, any such Indebtedness lacks such a representative, then the "Representative" with respect to such Indebtedness shall be the holders of a majority in outstanding principal amount (or, if no amounts thereunder are outstanding, the committed amounts) of such Indebtedness.

  "Restricted Subsidiary" means any Subsidiary other than an Unrestricted Subsidiary.

  "Sale and Leaseback Transaction" means any transaction or series of related transactions pursuant to which the Company or a Restricted Subsidiary sells or transfers any property or asset in connection with the leasing, or the resale against installment payments, of such property or asset to the seller or transferor.

  "Senior Bank Facility" means the Senior Bank Facility, each dated as of March 30, 1995, among the Company, United, the subsidiaries of the Company, if any, identified on the signature pages thereof under the caption "Subsidiary Guarantors," the lenders named therein and Chase Bank, as agent, including a term loan made pursuant to the term loan agreement, a revolving credit loan made pursuant to the revolving credit loan agreement, and any ancillary documents executed in connection therewith, as such agreements may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructuring, replacements, supplementations or other modifications of the foregoing, including the addition of new lenders or agents). For purposes of the Indenture, "Senior Bank Facility" shall include any amendments, renewals, extensions, substitutions, refinancings, restructuring, replacements, supplements or any other modifications that increase the principal amount of the Indebtedness or the commitments to lend thereunder; provided that, for purposes of the definition of "Permitted Indebtedness," no such increase may result in the principal amount of Indebtedness under the Credit Agreement exceeding the amount permitted by subparagraphs (b)(i) and (b)(ii) of the "Limitation on Indebtedness" covenant; and provided further that there shall at any time be only one instrument that constitutes the "Senior Bank Facility" under the Indenture. The Senior Bank Facility on the date hereof consists of the New Credit Facilities referred to elsewhere in this Prospectus.

  "Significant Subsidiary" means, at any date of determination any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the Consolidated revenues of the Company or (ii) as of the end of such fiscal year, was the owner of more than 10% of the Consolidated assets of the Company, all as set forth on the most recently available Consolidated financial statements of the Company for such fiscal year.

  "Stated Maturity" when used with respect to any Indebtedness or any installment of interest thereon, means the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest is due and payable.

  "Subordinated Indebtedness" means Indebtedness of the Company or a Guarantor subordinated in right of payment to the Notes or a Guarantee of the Notes, as the case may be.

  "Subsidiary" means any Person a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries.

  "Temporary Cash Investments" means (i) any evidence of Indebtedness with a maturity of one year or less and issued by the United States of America, or an instrumentality or agency thereof and guaranteed fully as to principal, premium, if any, and interest by the United States of America, (ii) any certificate of deposit with a maturity of one year or less and issued by, or a time deposit of, a commercial banking institution that is a member of the Federal Reserve System and that has combined capital and surplus and undivided profits of not less than $500,000,000 whose debt has a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's Investors Service, Inc. ("Moody's") or any successor rating agency or "A-1" (or higher) according to Standard and Poor's Corporation ("S&P") or any successor rating agency, (iii) commercial paper with a maturity of one year or less and issued by a corporation (other than an Affiliate or Subsidiary of United) organized and existing under the laws of any state of the United States of America or the District of Columbia with a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P and (iv) any money market deposit accounts issued or offered by a domestic commercial bank having capital and surplus in excess of $500,000,000.

  "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended.

  "Unrestricted Subsidiary" means (1) any Subsidiary which at the time of determination shall be designated an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below), (2) any Subsidiary of an Unrestricted Subsidiary, and (3) United Stationers Hong Kong Limited and United Worldwide Limited, each of which is a corporation organized under the laws of Hong Kong. The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary so long as (a) neither the Company nor any Restricted Subsidiary is directly or indirectly liable for any Indebtedness of such Subsidiary (except pursuant to a guarantee that, if it had been made after such designation, would have been permitted to be made under the "Limitation on Restricted Payments" covenant, including permitted Investments), (b) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary having a principal amount of $10 million or more to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity, (c) neither the Company nor any Restricted Subsidiary has, prior to the date of such designation, made an Investment in such Subsidiary unless the amount of such Investment, if it had been made after the date of such designation, would have been permitted under the "Limitation on

Restricted Payments" covenant (including Permitted Investments), (d) neither the Company nor any Restricted Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with such Subsidiary other than those that might be obtained at the time from Persons who are not Affiliates of the Company. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing a Board Resolution with the Trustee giving effect to such designation and, for purposes of the "Limitation on Restricted Payments" covenant, shall constitute the making of an Investment in such Unrestricted Subsidiary as provided under the definition of Investment. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary if immediately after giving effect to such designation there would be no Default or Event of Default under the Indenture and the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant.

  "Voting Stock" means stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

  "Wholly Owned Subsidiary" means a Subsidiary all the Capital Stock of which (other than directors' qualifying shares or a de minimus number of shares required, under applicable law, to be owned by foreign nationals) is owned by the Company or another Wholly Owned Subsidiary; and "Restricted Wholly Owned Subsidiary" means a Wholly Owned Subsidiary that is a Restricted Subsidiary.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT

  The Old Notes were sold by the Company on May 3, 1995 in a private placement. In connection therewith, the Company entered into the Registration Agreement, which requires that the Company file the Exchange Offer Registration Statement under the Securities Act with respect to the New Notes and, upon the effectiveness of such Exchange Offer Registration Statement, offer to the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without registration under the Securities Act. The Registration Agreement further provides that the Exchange Offer Registration Statement must be declared effective on or prior to August 31, 1995. Upon the completion of the Exchange Offer (unless any holder is unable to make the requisite representations in order to participate in the Exchange Offer), the Company's obligations with respect to the registration of the Old Notes and the New Notes will terminate. A copy of the Registration Agreement has been filed as an exhibit to the Exchange Offer Registration Statement of which this Prospectus is a part. As a result of the filing and the effectiveness of the Exchange Offer Registration Statement, certain prospective increases in the interest rate on the Old Notes provided for in the Registration Agreement and the Indenture will not occur. Following the consummation of the Exchange Offer (except as set forth in the paragraph immediately below), Holders of Old Notes not tendered will not have any further registration rights and the Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the Old Notes could be adversely affected upon consummation of the Exchange Offer.

  In order to participate in the Exchange Offer, a holder must represent to the Company, among other things, that (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, (ii) neither the holder nor any such other person is engaging in or intends to engage in a distribution of such New Notes, (iii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes, and (iv) neither the holder nor any such other person is an "affiliate," as defined under Rule 405 promulgated under the Securities Act, of the Company. In the event that any holder of Old Notes cannot make the requisite representations to the Company in order to participate in the Exchange Offer, such holder can elect, by so indicating on the Letter of Transmittal and providing certain additional necessary information, to have such holder's Old Notes registered in a "shelf" registration statement on an appropriate form pursuant to Rule 415 under the Securities Act. In the event that the Company is obligated to file a "shelf" registration statement, it will be required to keep such "shelf" registration statement effective for a period of 180 days. Other than as set forth in this paragraph, no holder will have the right to participate in the "shelf" registration statement nor otherwise to require that the Company register such holder's Notes under the Securities Act. See "-- Procedures for Tendering."

  Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that, with the exceptions set forth below, New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any person receiving such New Notes, whether or not such person is the holder (other than any such holder or such other person which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of business of such holder or such other person and neither such holder nor such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes. Any holder who tenders in the Exchange Offer for the purpose of participating in a distribution of the New Notes cannot rely on such interpretation by the staff of the Commission and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

CONSEQUENCES OF FAILURE TO EXCHANGE

  Following the consummation of the Exchange Offer (except as set forth in the second paragraph under " -- Purpose and Effect" above), holders of Old Notes not tendered will not have any further registration rights and the Old Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for a holder's Old Notes could be adversely affected upon consummation of the Exchange Offer if such holder does not participate in the Exchange Offer.

TERMS OF THE EXCHANGE OFFER

  Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer. However, Old Notes may be tendered only in integral multiples of $1,000 in principal amount.

  The form and terms of the New Notes are the same as the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The New Notes will evidence the same debt as the Old Notes and will be issued pursuant to, and entitled to the benefits of, the Indenture pursuant to which the Old Notes were issued.

  As of May 3, 1995, $150,000,000 aggregate principal amount of the Old Notes
was outstanding and there were     registered holders. This Prospectus,
together with the Letter of Transmittal, is being sent to such registered Holders and to others believed to have beneficial interests in the Old Notes. Holders of Old Notes do not have any appraisal or dissenters' rights under the Business Corporation Act of the State of Illinois or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Securities Act and the rules and regulations of the Commission promulgated thereunder.

  The Company shall be deemed to have accepted validly tendered Old Notes when, as, and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the New Notes from the Company. If any tendered Old Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, certificates for any such unaccepted Old Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

  Holders who tender Old Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes, in connection with the Exchange Offer. See " --- Fees and Expenses" below.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

  The term "Expiration Date" shall mean 5:00 p.m., New York City time, on    ,
1995, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended. In order to extend the Exchange Offer, the Company will notify the Exchange Agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. The Company reserves the right, in its sole discretion, (i) to delay accepting any Old Notes, to extend the Exchange Offer or, if any of the conditions set forth below under"-- Conditions" shall not have been satisfied, to terminate the Exchange Offer, by giving oral or written notice of such delay, extension or termination to the Exchange Agent, or (ii) to amend the terms of the Exchange Offer in any manner.

PROCEDURES FOR TENDERING

  Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. To tender in the Exchange Offer, a holder must complete, sign, and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or
(iii) the Holder must comply with the guaranteed delivery procedures described below. To be tendered effectively, the Letter of Transmittal and other required documents must be received by the Exchange Agent at the address set forth below under "-- Exchange Agent" prior to the Expiration Date.

  The tender by a holder which is not withdrawn prior to the Expiration Date will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

  THE METHOD OF DELIVERY OF OLD NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES, OR NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution").

  If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder's name appears on such Old Notes.

  If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

  All questions as to the validity, form, eligibility (including time of receipt), acceptance, and withdrawal of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities, or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Although the Company intends to notify holders of defects or irregularities with respect to tenders of Old Notes, neither the Company, the Exchange Agent, nor any other person shall incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering holders, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

  In addition, the Company reserves the right in its sole discretion to purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under " -- Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

  By tendering, each holder will represent to the Company that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, (ii) neither the holder nor any such other person is engaged in or intends to engage in a distribution of such New Notes, (iii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such New Notes, and (iv) neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company.

  In the event that any holder of Old Notes cannot make the requisite representations to the Company in order to participate in the Exchange Offer, such holder can elect, by so indicating on the Letter of Transmittal and providing certain additional necessary information, to have such holder's Old Notes registered in a "shelf" registration statement on an appropriate form pursuant to Rule 415 under the Securities Act. Such election must be made by the Expiration Date in order for such holder to participate in the "shelf" registration.

  In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

  If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent received from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  For a withdrawal of a tender of Old Notes to be effective, a written, telegraphic, telex, or facsimile transmission notice of withdrawal must be received by the Exchange Agent at its address set forth under " -- Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee register the transfer of such Old Notes into the name of the person withdrawing the tender, and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form, and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validity tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender, or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "--Procedures for Tendering" above at any time on or prior to the Expiration Date.

CONDITIONS

  Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept Old Notes for exchange, or to issue New Notes in exchange for Old Notes, and may terminate or amend the Exchange Offer as provided herein, if at any time before the acceptance of such Old Notes for exchange any of the following events shall occur:

    (a) there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission, (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transactions contemplated by the Exchange Offer, or assessing or seeking any damages as a result thereof, or (ii) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Old Notes pursuant to the Exchange Offer, or any statute, rule, regulation, order, interpretation or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government or governmental authority or agency or court, domestic or foreign, that in the sole judgment of the Company, might directly or indirectly result in any of the consequences referred to in clauses (i), (ii) above or, in the sole judgment of the Company, might otherwise make it inadvisable to proceed with the Exchange Offer; or

    (b) there shall have occurred (i) any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or the over-the-counter market, (ii) any limitation by any governmental agency or authority which adversely affects the ability of the Company to complete the transactions contemplated by the Exchange Offer, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority which adversely affects the extension of credit or (iv) a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof;

which, in the sole judgment of the Company in any case, and regardless of the circumstances (including any action by the Company) giving rise to any such condition, makes it inadvisable to proceed with the Exchange Offer and/or with such acceptance for exchange or with such exchange.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

ADJUSTMENT TO OLD NOTES

  Pursuant to the Registration Agreement, United and the Company have agreed to use their best efforts to (i) file with the Commission on or prior to June 2, 1995, and cause to become effective on or prior to August 31, 1995, the Exchange Offer Registration Statement with respect to a registered offer under the Securities Act to exchange the New Notes for the Old Notes in accordance with the terms of the Exchange Offer and (ii) cause such Exchange Offer to be consummated on or prior to September 30, 1995.

  In the event that either (i) the Exchange Offer Registration Statement is not filed with the Commission on or prior to June 2, 1995, (ii) the Exchange Offer Registration Statement is not declared effective on or prior to August 31, 1995, (iii) the Exchange Offer is not consummated on or prior to September 30, 1995 or (iv) changes in law or the applicable interpretation of the Commission staff do not permit the Company to effect the Exchange Offer and a Shelf Registration Statement with respect to the Old Notes is not declared effective under the Securities Act on or prior to the later of (x) August 31, 1995 and
(y) the 45th calendar day after the publication of the change in law or interpretation, the interest rate borne by the Old Notes shall be increased by one-half of one percent per annum following the relevant date described in clause (i), (ii), (iii) or (iv), as applicable. The aggregate amount of such increase from the original interest rate pursuant to these provisions will in no event exceed one-half of one percent per annum. Such increase will cease to be effective on the date of filing of the Exchange Offer Registration Statement, effectiveness of the Exchange Offer Registration Statement, consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be.

ASSISTANCE

  All executed Letters of Transmittal should be directed to the Exchange Agent. Questions and requests for assistance and requests for additional copies of this Prospectus, the Letter of Transmittal and other related documents should be directed to the Exchange Agent as provided below.

EXCHANGE AGENT

  The Bank of New York has been appointed as Exchange Agent for the Exchange Offer. Questions, requests for assistance and requests for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

                              THE BANK OF NEW YORK

By Registered or Certified   Facsimile Transmission       By Hand/Overnight
           Mail:                     Number:                  Delivery:
                                 (212) 571-3080



  101 Barclay Street - 7E                               101 Barclay Street
    New York, New York     (For Eligible InstitutionsCorporate Trust Services
   Attn: Reorganization               Only)                   Window
          Section             Confirm by Telphone:         Ground Level
                                 (212) 815-2742      New York, New York 10286
                                                       Attn: Reorganization
                                                              Section

                             For Information Call:
                                 (212) 815-6333

FEES AND EXPENSES

  The Company will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The principal solicitation is being made by mail, however, additional solicitations may be made in person or by telephone by officers and employees of the Company.

  The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be $ which includes fees and expenses of the Trustee, accounting, legal, printing, and related fees and expenses.

TRANSFER TAXES

  Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion is a summary of certain federal income tax considerations relevant to the exchange of Old Notes for New Notes, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time by legislative, judicial or administrative action. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the New Notes. The description does not consider the effect of any applicable foreign, state, local or other tax laws or estate or gift tax considerations.

  EACH HOLDER SHOULD CONSULT HIS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO HIM OF EXCHANGING OLD NOTES FOR NEW NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

EXCHANGE OF OLD NOTES FOR NEW NOTES

  The exchange of Old Notes for New Notes should not be an exchange or otherwise a taxable event to a holder for federal income tax purposes. Accordingly, a holder should have the same adjusted issue price, adjusted basis, and holding period in the New Notes as it had in the Old Notes immediately before the exchange.

                              PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, for 90 days following the later of (i) the effective date of the Registration Statement and (ii) the first date upon which the New Notes were bona fide offered to the public, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or though brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers.

                                 LEGAL MATTERS

  Certain legal matters in connection with the New Notes will be passed upon for United and the Company by Weil, Gotshal & Manges, a partnership including professional corporations, Dallas, Texas.

                                    EXPERTS

  The consolidated financial statements of United as of August 31, 1993 and 1994 and for the years ended August 31, 1992, 1993 and 1994 included in this Prospectus and the consolidated financial statements of Associated as of December 31, 1993 and 1994 and from inception, January 31, 1992, through December 31, 1992 and for the years ended December 31, 1993 and 1994 included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

UNITED STATIONERS INC. AND SUBSIDIARIES

Report of Independent Public Accountants.................................   F-2
Consolidated Balance Sheets as of August 31, 1993 and August 31, 1994....   F-3
Consolidated Statements of Income for the years ended August 31, 1992,
 August 31, 1993 and August 31, 1994.....................................   F-5
Consolidated Statements of Changes in Stockholders' Investment for the
 years ended August 31, 1992, August 31, 1993 and August 31, 1994........   F-6
Consolidated Statements of Cash Flows for the years ended August 31,
 1992, August 31, 1993 and August 31, 1994...............................   F-7
Notes to Consolidated Financial Statements...............................   F-8
Condensed Consolidated Balance Sheets as of August 31, 1994 (audited) and
 February 28, 1995 (unaudited)...........................................  F-17
Condensed Consolidated Statements of Income for the Six Months Ended
 February 28, 1994 and February 28, 1995 (unaudited).....................  F-18
Condensed Consolidated Statements of Cash Flows for the Six Months Ended
 February 28, 1994 and February 28, 1995 (unaudited).....................  F-19
Notes to Condensed Consolidated Financial Statements (unaudited).........  F-20
Supplemental Consolidated Quarterly Financial Information (unaudited)....  F-21

ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

Report of Independent Public Accountants.................................  F-22
Consolidated Balance Sheets as of December 31, 1993 and 1994.............  F-23
Consolidated Statements of Income for the Period from Inception, January
 31, 1992, through December 31, 1992 and for the Years Ended December 31,
 1993 and 1994...........................................................  F-24
Consolidated Statements of Stockholders' Equity for the Period from
 Inception, January 31, 1992, through December 31, 1992 and for the Years
 Ended December 31, 1993 and 1994 .......................................  F-25
Consolidated Statements of Cash Flows for the Period from Inception,
 January 31, 1992, through December 31, 1992 and for the Years Ended
 December 31, 1993 and 1994..............................................  F-26
Notes to Consolidated Financial Statements...............................  F-27
Supplemental Consolidated Quarterly Financial Information (unaudited)....  F-39
Condensed Consolidated Balance Sheets as of March 31, 1995 (unaudited)
 and December 31, 1994 (audited).........................................  F-40
Condensed Consolidated Statements of Operations for the Three Months
 Ended March 31, 1995 (unaudited) and March 31, 1994 (unaudited).........  F-41
Condensed Consolidated Statements of Cash Flows for the Three Months
 Ended March 31, 1995 (unaudited) and March 31, 1994 (unaudited).........  F-42
Notes to Condensed Consolidated Financial Statements.....................  F-43

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of
Directors of United Stationers Inc. :

  We have audited the accompanying consolidated balance sheets of UNITED STATIONERS INC. (a Delaware Corporation) AND SUBSIDIARIES as of August 31, 1993 and 1994, and the related consolidated statements of income, changes in stockholders' investment and cash flows for fiscal years ended August 31, 1992, 1993 and 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Stationers Inc. and Subsidiaries as of August 31, 1993 and 1994, and the results of its operations and its cash flows for the fiscal years ended August 31, 1992, 1993 and 1994, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chicago, Illinois,
October 6, 1994.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

                                                                  AUG. 31,
                                                              -----------------
                           ASSETS                               1993     1994
                           ------                             -------- --------
CURRENT ASSETS:
  Cash and cash equivalents.................................. $  7,889 $  6,920
  Accounts receivable, less reserves for doubtful accounts of
   $3,964 in 1993 and $4,010 in 1994.........................  188,396  187,565
  Inventories................................................  229,760  225,794
  Deferred income taxes and prepaid expenses.................   16,426   15,512
                                                              -------- --------
    Total current assets..................................... $442,471 $435,791
                                                              -------- --------
PROPERTY, PLANT AND EQUIPMENT, AT COST:
  Land and buildings......................................... $ 90,147 $ 92,099
  Fixtures and equipment.....................................  143,415  150,630
  Leasehold improvements.....................................       46       36
  Assets under capital leases................................    1,210    1,163
                                                              -------- --------
    Total property, plant and equipment...................... $234,818 $243,928
  Less -- Accumulated depreciation and amortization .........   97,182  114,364
                                                              -------- --------
    Net property, plant and equipment........................ $137,636 $129,564
                                                              -------- --------
GOODWILL, NET................................................ $ 43,484 $ 42,369
                                                              -------- --------
OTHER ASSETS................................................. $ 11,195 $ 10,826
                                                              -------- --------
    Total assets............................................. $634,786 $618,550
                                                              ======== ========


  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

                                                                AUG. 31,
                                                            ------------------
         LIABILITIES AND STOCKHOLDERS' INVESTMENT             1993      1994
         ----------------------------------------           --------  --------
CURRENT LIABILITIES:
  Short-term debt and current maturities of long-term
   obligations............................................. $  3,448  $  6,338
  Accounts payable.........................................  150,374   121,793
  Accrued expenses.........................................   69,175    65,055
  Accrued income taxes.....................................    3,400     2,778
                                                            --------  --------
    Total current liabilities.............................. $226,397  $195,964
                                                            --------  --------
DEFERRED INCOME TAXES...................................... $ 14,484  $ 17,427
                                                            --------  --------
LONG-TERM OBLIGATIONS:
  Long-term debt........................................... $146,735  $149,465
  Capital leases...........................................       68        --
  Other liabilities........................................    9,405     9,684
                                                            --------  --------
    Total long-term obligations............................ $156,208  $159,149
                                                            --------  --------
STOCKHOLDERS' INVESTMENT:
  Preferred stock, no par value, authorized 1,500,000
   shares, no shares issued or outstanding................. $     --  $     --
  Common stock, $0.10 par value, authorized 40,000,000
   shares, issued 18,586,627 shares in 1993 and 18,592,054
   shares in 1994..........................................    1,859     1,859
  Capital in excess of par value...........................   91,687    91,729
  Retained earnings........................................  144,292   152,448
  Less -- 9,993 shares and 1,828 shares of common stock in
   treasury at cost in 1993 and 1994, respectively.........     (141)      (26)
                                                            --------  --------
    Total stockholders' investment......................... $237,697  $246,010
                                                            --------  --------
    Total liabilities and stockholders' investment......... $634,786  $618,550
                                                            ========  ========



  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                              FOR THE YEAR ENDED AUG. 31,
                                            ----------------------------------
                                               1992        1993        1994
                                            ----------  ----------  ----------
NET SALES.................................. $1,094,275  $1,470,115  $1,473,024
COST OF SALES..............................    848,588   1,125,596   1,150,123
                                            ----------  ----------  ----------
    Gross profit on sales.................. $  245,687  $  344,519  $  322,901
                                            ----------  ----------  ----------
OPERATING EXPENSE:
  Warehousing, marketing and administrative
   expenses................................ $  213,372  $  298,405  $  286,607
  Restructuring charge.....................      5,913          --          --
                                            ----------  ----------  ----------
    Total operating expenses............... $  219,285  $  298,405  $  286,607
                                            ----------  ----------  ----------
    Income from operations................. $   26,402  $   46,114  $   36,294
                                            ----------  ----------  ----------
OTHER INCOME (EXPENSE):
  Interest expense......................... $   (6,980) $   (9,849) $  (10,722)
  Interest income..........................        477         299         261
  Other, net...............................        364         355         225
                                            ----------  ----------  ----------
    Total other income (expense)........... $   (6,139) $   (9,195) $  (10,236)
                                            ----------  ----------  ----------
    Income before income taxes............. $   20,263  $   36,919  $   26,058
INCOME TAXES...............................      8,899      15,559      10,309
                                            ----------  ----------  ----------
    Net Income............................. $   11,364  $   21,360  $   15,749
                                            ==========  ==========  ==========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
 OUTSTANDING............................... 16,088,450  18,559,600  18,587,282
                                            ==========  ==========  ==========
NET INCOME PER COMMON SHARE................ $     0.71  $     1.15  $     0.85
                                            ==========  ==========  ==========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

                                           CAPITAL
                                             IN
                         NUMBER OF         EXCESS                         TOTAL
                           COMMON   COMMON OF PAR  RETAINED  TREASURY STOCKHOLDERS'
                           SHARES   STOCK   VALUE  EARNINGS   STOCK    INVESTMENT
                         ---------- ------ ------- --------  -------- -------------
BALANCE, AUGUST 31,
 1991................... 15,535,013 $1,554 $54,557 $125,704   $(231)    $181,584
  Net Income............         --     --      --   11,364      --       11,364
  Issuance of common
   shares...............  3,016,169    301  36,643       --      --       36,944
  Cash dividends--$0.40
   per share on common
   stock................         --     --      --   (6,535)     --       (6,535)
  Disposition of
   treasury stock.......         --     --      --       --      30           30
                         ---------- ------ ------- --------   -----     --------
BALANCE, AUGUST 31,
 1992................... 18,551,182 $1,855 $91,200 $130,533   $(201)    $223,387
  Net Income............         --     --      --   21,360      --       21,360
  Issuance of common
   shares...............     35,445      4     487       --      --          491
  Cash dividends--$0.40
   per share on common
   stock................         --     --      --   (7,601)     --       (7,601)
  Disposition of
   treasury stock.......         --     --      --       --      60           60
                         ---------- ------ ------- --------   -----     --------
BALANCE, AUGUST 31,
 1993................... 18,586,627 $1,859 $91,687 $144,292   $(141)    $237,697
  Net Income............         --     --      --   15,749      --       15,749
  Issuance of common
   shares...............      5,427     --      42       --      --           42
  Cash dividends--$0.40
   per share on common
   stock................         --     --      --   (7,593)     --       (7,593)
  Disposition of
   treasury stock.......         --     --      --       --     115          115
                         ---------- ------ ------- --------   -----     --------
BALANCE, AUGUST 31,
 1994................... 18,592,054 $1,859 $91,729 $152,448   $ (26)    $246,010
                         ========== ====== ======= ========   =====     ========


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)

                                                    FOR THE YEAR ENDED AUG.
                                                              31,
                                                   ----------------------------
                                                     1992      1993      1994
                                                   --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.....................................  $ 11,364  $ 21,360  $ 15,749
  Adjustments to reconcile net income to net cash
   provided by (used in) operating activities,
   net of SDC purchase--
    Loss on sale of fixed assets.................  $     55  $    476  $    579
    Depreciation and amortization................    19,879    21,243    21,236
    (Decrease)/increase in deferred taxes........    (8,240)    2,261     2,943
    Increase/(decrease) in accounts payable......     7,195    15,259   (28,581)
    (Decrease)/increase in accrued liabilities...    (2,896)    3,655    (7,522)
    (Increase)/decrease in accounts receivable...   (12,681)  (20,016)      831
    (Increase)/decrease in inventories...........   (15,776)   (7,353)    3,966
    Decrease in prepaid expenses.................     3,940     1,392       914
    Increase in other assets.....................    (5,378)   (2,275)   (2,007)
                                                   --------  --------  --------
      Total adjustments..........................  $(13,902)   14,642  $ (7,641)
                                                   --------  --------  --------
      Net cash provided by (used in) operating
       activities................................  $ (2,538) $ 36,002  $  8,108
                                                   --------  --------  --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property, plant and equipment...  $ (8,342) $(30,008) $(10,719)
  Proceeds from disposition of property, plant
   and equipment.................................        51        50       220
  Payment for purchase of SDC, net of cash
   acquired of $2,480............................   (37,338)       --        --
                                                   --------  --------  --------
      Net cash used in investing activities......  $(45,629) $(29,958) $(10,499)
                                                   --------  --------  --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase/(decrease) in short-term debt.........  $  1,636  $   (481) $ (2,855)
  Payments on long-term obligations..............    (4,213)   (4,537)   (1,533)
  Additions to long-term obligations.............    57,460     1,971    13,246
  Issuance of common shares......................       164       491        42
  Payment of dividends...........................    (6,535)   (7,601)   (7,593)
  Disposition of treasury stock..................        30        60       115
                                                   --------  --------  --------
      Net cash provided by (used in) financing
       activities................................  $ 48,542  $(10,097) $  1,422
                                                   --------  --------  --------
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVA-
 LENTS...........................................  $    375  $ (4,053) $   (969)
CASH AND CASH EQUIVALENTS at the beginning of the
 year............................................    11,567    11,942     7,889
                                                   --------  --------  --------
CASH AND CASH EQUIVALENTS at the end of the year.  $ 11,942  $  7,889  $  6,920
                                                   ========  ========  ========
Supplemental Disclosures of Cash Flow Informa-
 tion:
  Cash paid during the year for:
    Interest (net of amount capitalized).........  $  6,722  $  8,972  $ 10,199
    Income taxes.................................    14,489    18,395     6,229
                                                   --------  --------  --------
Supplemental Schedule of Noncash Investing and
 Financing Activities:
  Fair value of assets acquired..................  $175,359  $     --  $     --
  Cash paid......................................   (39,818)       --        --
  Common stock issued............................   (36,780)       --        --
                                                   --------  --------  --------
Liabilities assumed/incurred.....................  $ 98,761  $     --  $     --
                                                   --------  --------  --------
Investment in business venture...................  $     --  $    742  $     --

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The consolidated financial statements include the accounts of United Stationers Inc. and its wholly owned subsidiaries ("the Company"). Investments in 20% to 50% owned companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior-year amounts have been reclassified to conform with current-year presentations.

 Fiscal Year

  The Company's fiscal year ends on August 31. Unless otherwise stated, references to years relate to fiscal years.

 Revenue Recognition

  Sales and provisions for estimated sales returns and allowances are recorded at the time of shipment.

 Cash and Cash Equivalents

  Investments in instruments which have an original maturity of three months or less are considered to be cash equivalents. Cash equivalents are stated at cost which approximates market value.

 Inventories

  Inventories constituting approximately 82% of total inventories both at August 31, 1993 and at August 31, 1994 have been valued under the last-in, first-out (LIFO) method with the remainder of the inventory valued under the first-in, first-out (FIFO) method. Inventory valued under the FIFO and LIFO accounting methods are recorded at the lower of cost or market. If the lower of FIFO cost or market method of inventory accounting had been used by the Company for all inventories, merchandise inventories would have been approximately $16,679,000 and $18,854,000 higher than reported at August 31, 1993 and 1994, respectively.

  In 1994, liquidations of certain LIFO inventories had the effect of increasing net earnings by $830,000 or $0.04 per share. During both 1992 and 1993, LIFO inventories did not sustain liquidations.

 Depreciation and Amortization

  Depreciation and amortization are determined by using the straight-line method over the estimated useful lives of the assets.

  The estimated useful life assigned to fixtures and equipment is from two to 10 years; the estimated useful life assigned to buildings does not exceed 40 years; leasehold improvements and assets under capital leases are amortized over the lesser of their useful lives or the term of the applicable lease.

  Goodwill reflecting the excess of cost over the value of net assets of businesses acquired is being amortized on a straight-line basis over 40 years. The cumulative amount of goodwill amortized at August 31, 1993 and 1994 is $1,200,000 and $2,315,000, respectively.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

 Software Capitalization

  The Company capitalizes major internal and external systems development costs determined to have benefits for future periods. Amortization expense is recognized over the periods in which the benefits are realized, generally not to exceed three years. Systems development costs capitalized were $4,202,000, $1,955,000 and $2,166,000 in 1992, 1993 and 1994, respectively. Amortization expense was $3,384,000, $2,946,000 and $2,376,000 in 1992, 1993 and 1994,
respectively.

 Fair Value of Financial Instruments

  The Company's financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt instruments. The book value of cash and cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values.

  Borrowings under the Company's Reducing Revolving Credit and Term Loan Agreement are considered to be at fair market value. The Company had approximately $66.1 million and $62.7 million of long-term debt (excluding borrowings under the Company's Reducing Revolving Credit and Term Loan Agreement) outstanding as of August 31, 1993 and 1994, respectively. The approximate fair value was $68.0 million and $59.8 million as of August 31, 1993 and 1994, respectively. The fair value is based on the current rates offered to the Company for debt of similar maturities. The fair values on the long-term debt financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange and exclude any liquidation or origination costs.

 Foreign Currency Translation

  All assets and liabilities of the Company's foreign operations are translated at current exchange rates. Revenues and expenses are translated at average exchange rates for the year in accordance with Statement of Financial Accounting Standard No. 52. The amounts for all years presented were immaterial.

 Earnings Per Share

  Earnings per share and the effect on earnings per share of potentially dilutive stock options are computed by the treasury stock method. This computation takes into account the weighted average number of shares outstanding during each year, outstanding stock options and their exercise prices, and the market price of the stock throughout the year. The exercise of outstanding stock options would not result in a material dilution of earnings per share.

2. BUSINESS COMBINATION AND RESTRUCTURING CHARGE

  On June 24, 1992, the Company acquired all of the outstanding capital stock of SDC Distributing Corp., parent of Stationers Distributing Company, Inc. ("SDC"). The results of operations of SDC have been included in the Company's consolidated financial statements since June 25, 1992.

  The following summarized unaudited pro forma results of operations for the years ended August 31, 1991 and 1992 assume the acquisition occurred at the beginning of the respective periods. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the combination been in effect on the dates indicated, or which may result in the future.

                                                              1991       1992
                                                           ---------- ----------
                                                             (IN THOUSANDS OF
                                                           DOLLARS, EXCEPT SHARE
                                                             DATA) (UNAUDITED)
      Net Sales........................................... $1,378,734 $1,445,900
      Net Income..........................................     14,070     20,444
      Net Income per Share................................       0.76       1.10

                    UNITED STATIONERS INC. AND SUBSIDIARIES

  In the fourth quarter of 1992, the Company recorded a $5.9 million pre-tax restructuring charge related to severance payments and closing of certain facilities associated with the acquisition.

3. LONG-TERM DEBT

  Long-term debt consists of the following amounts (in thousands of dollars):

                                                               1993     1994
                                                             -------- --------
Mortgages, 9,0% to 12.5%, due in installments until 2002,
 secured by the Regional Distribution Centers in Livonia,
 Michigan; Pennsauken, New Jersey; Dallas, Texas; Woburn,
 Massachusetts; and The City of Industry, California........ $ 13,615 $ 13,182
Industrial development bonds, interest at 69% of prime,
 maturing in 2015, secured by land, buildings and certain
 equipment located in Edison, New Jersey....................    8,000    8,000
Industrial development bonds, at market interest rates,
 maturing at various dates through 2011.....................   14,300   14,300
Industrial development bonds, at 66% to 79% of prime,
 maturing at various dates through 2005.....................   15,500   15,500
Unsecured loan, at 9.65%, maturing at various dates through
 1998.......................................................   14,300   11,450
Other long-term debt........................................      356      303
Term Loan...................................................   30,000   30,000
Revolver....................................................   54,000   63,000
                                                             -------- --------
                                                             $150,071 $155,735
                                                             -------- --------
Less--current maturities....................................    3,336    6,270
                                                             -------- --------
                                                             $146,735 $149,465
                                                             ======== ========

  The prevailing prime interest rate at the end of 1993 and 1994 was 6.0% and 7.8%, respectively.

  The Company has a $160.0 million Reducing Revolving Credit and Term Loan Agreement ("Credit Agreement") with a group of seven lenders (the "Lenders"). The Credit Agreement consists of a $130.0 million revolving credit facility ("Revolver") and a $30.0 million term loan ("Term Loan"). Proceeds are used to finance working capital requirements and capital expenditures of the Company.

  The Revolver provides for revolving credit loans up to the amount of the commitment until August 31, 1997, at the Company's option. The initial $130.0 million commitment decreases to $83.6 million as of August 31, 1997 based on quarterly decreases which began in May 1994 as specified in the Credit Agreement. As of August 31, 1994, the Revolver commitment is $126.0 million. Under the terms of the Credit Agreement, the Company is required to pay a facility fee of 3/16 of 1% of the total available Revolver. The Term Loan (as amended) matures on September 30, 1995 (or earlier upon certain subsequent offerings by the Company of debt or equity). The Term Loan can be prepaid without penalty. Interest on both loans is payable at varying rates provided for in the Credit Agreement.

  The Credit Agreement contains certain financial covenants covering the Company and its subsidiaries on a consolidated basis, including, without limitation, covenants relating to the consolidated current ratio, tangible net worth, capitalization, fixed charge coverage, capital expenditures and payment of dividends by the Company.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

  During 1994, the Company re-negotiated the repayment schedule of certain of its debt, resulting in the reclassification of approximately $1.3 million from short-term to long-term debt.

  The net book value of assets subject to secured mortgages and industrial development bonds as of August 31, 1993 and 1994 was $28,962,000 and $28,610,000, respectively.

  Maturities of long-term debt (excluding amounts borrowed under the Credit Agreement), for the years following the period ended August 31, 1994, are as follows (in thousands of dollars):

      YEAR                                                               AMOUNT
      ----                                                               -------
      1995.............................................................. $ 6,270
      1996..............................................................   7,352
      1997..............................................................   8,201
      1998..............................................................   8,805
      1999..............................................................   2,961
      Later years.......................................................  29,146
                                                                         -------
                                                                         $62,735
                                                                         =======

4. PENSION PLANS AND POSTRETIREMENT BENEFITS

  The Company has pension plans in effect for substantially all employees. Non-contributory plans covering non-union employees provide pension benefits that are based on years of credited service and a percentage of annual compensation. Non-contributory plans covering union members generally provide benefits of stated amounts based on years of service. The Company funds the plans in accordance with current tax laws.

  The Company also has a non-contributory, non-qualified plan ("Supplemental Benefits Plan") in effect for certain executives. The Company has not funded this plan.

  Pension expense in 1992, 1993 and 1994 was approximately $866,000, $1,269,000 and $1,755,000, respectively.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

  The following table sets forth the plans' funded status at August 31, 1993 and August 31, 1994 (in thousands of dollars):

                                                                SUPPLEMENTAL
                                               PENSION PLANS    BENEFIT PLANS
                                              ----------------  --------------
                                               1993     1994     1993    1994
                                              -------  -------  ------  ------
Actuarial Present Value of Benefits
 Obligation
  Vested benefits...........................  $15,063  $15,215  $  442  $  549
  Non-vested benefits.......................    1,702    1,887       4      16
                                              -------  -------  ------  ------
Accumulated benefits obligation.............  $16,765  $17,102  $  446  $  565
Effect of projected future compensation
 levels.....................................    2,356    2,982     119     328
                                              -------  -------  ------  ------
Projected benefits obligation...............  $19,121  $20,084  $  565  $  893
Plan assets at fair value...................   20,875   21,000      --      --
                                              -------  -------  ------  ------
Projected benefits obligation less than (in
 excess of) plan assets.....................  $ 1,754  $   916  $ (565) $ (893)
Unrecognized net gain due to past experience
 different from assumptions.................     (279)     266      (9)    189
Unrecognized prior service cost.............    1,270    1,347     160     131
Unrecognized net obligation (asset) at
 September 1, 1985 to be amortized over 3 to
 12 years in 1994 and 4 to 13 years in 1993.     (561)    (467)    120      90
                                              -------  -------  ------  ------
  Prepaid (accrued) pension liability
   recognized in Consolidated Balance
   Sheets...................................  $ 2,184  $ 2,062  $ (294) $ (483)
                                              =======  =======  ======  ======

  The plans' assets consist of debt securities, equity securities and government securities. Net periodic pension cost for 1992, 1993 and 1994 for pension and supplemental benefits plans includes the following components (in thousands of dollars):

                                                          1992    1993    1994
                                                         ------  ------  ------
Service cost--benefits earned during the period......... $1,055  $1,293  $1,863
Interest cost on projected benefits obligation..........    952   1,209   1,436
Actual return on assets.................................   (983) (3,235)    263
Net amortization and deferral...........................   (158)  2,002  (1,807)
                                                         ------  ------  ------
  Net periodic pension cost............................. $  866  $1,269  $1,755
                                                         ======  ======  ======

  The projected benefit obligations for 1992, 1993 and 1994 were determined using an assumed discount rate of 7.5%, 7.25% and 7.5%, respectively. In 1993 and 1994, the assumed rate of compensation increase ranged from 0% to 5.5%. In 1992, the assumed compensation increase ranged from 0% to 5%. The expected long-term rate of return on assets used in determining net periodic pension cost was 7.5%.

  The Company provides an unfunded health care plan to substantially all retired non-union employees and their dependents. Eligibility requirements are based on the individual's age (minimum age of 55), years of service and hire date. The benefits are subject to retiree contributions, deductibles, co-payment provisions and other limitations.

  During the first quarter of 1994, the Company adopted Statement of Financial Accounting Standard No. 106 (SFAS 106), "Employer's Accounting for Postretirement Benefits Other Than Pensions." SFAS

                    UNITED STATIONERS INC. AND SUBSIDIARIES

106 requires companies to accrue the expected cost of postretirement health care and life insurance benefits throughout the employee's active service period. Previously, postretirement health care costs were recognized as claims were paid. The Company has elected to amortize the unfunded Accumulated Postretirement Benefit Obligation (APBO) of $1,996,474 as of September 1, 1993 over 20 years.

  The assumed health care average cost trend rate used in measuring the APBO at August 31, 1994 was 11.5% in 1994, 11.0% in 1995, and 3% in 1996 and beyond.
Beginning in 1996, retirees will pay the difference between actual plan costs and the portion of cost paid by the Company which is limited to a cost trend rate of 3%. The assumed discount rate was 7.5%. A 1% increase in the care cost trend rate would increase the APBO as of August 31, 1994 by approximately $272,000 and the sum of the 1994 annual service cost and interest cost by approximately $64,000.

  Prior to 1994, the cost of providing postretirement health care benefits net of retiree contributions was $33,396 in 1992 and $46,777 in 1993.

  The cost of postretirement health care benefits for the year ended August 31, 1994 is as follows (in thousands of dollars):

      Service cost........................................................ $246
      Interest on accumulated benefits obligation.........................  146
      Amortization of transition obligation...............................  100
                                                                           ----
        Net postretirement benefit cost................................... $492
                                                                           ====

  The following table sets forth the amounts recognized in the Company's Balance Sheet at August 31, 1994 (in thousands of dollars):

      Retirees........................................................ $  (601)
      Other active plan participants..................................  (1,634)
                                                                       -------
      Total APBO...................................................... $(2,235)
      Unrecognized transition obligation..............................   1,897
      Unrecognized net (gain).........................................     (76)
                                                                       -------
      Accrued postretirement benefit obligation....................... $  (414)
                                                                       =======

  The Company has a qualified Profit Sharing Plan in which all salaried employees and certain hourly paid employees of the Company are eligible to participate upon completion of six consecutive months of employment. The Profit Sharing Plan provides for annual contributions by the Company in an amount determined by the Board of Directors. The Plan also permits employees to have contributions made as 401(k) salary deferrals on their behalf and to make after-tax voluntary contributions. The Plan provides that the Company may match employee contributions as 401(k) salary deferrals. Company contributions to the Plan for both profit sharing and matching of employee contributions were approximately $1.0 million in 1992, $1.4 million in 1993 and $0.5 million in 1994.

5. STOCK INCENTIVE PLANS

  Under the Directors' Stock Option Plan, the Company granted options for 7,500 shares at a price of $19.25 per share in 1993 and 7,500 shares at a price of $15.25 per share in 1994. The Directors' Option Plan provides for the granting of options covering up to 100,000 shares of the Company's

                    UNITED STATIONERS INC. AND SUBSIDIARIES
common stock, subject to anti-dilution adjustments. Options are exercisable at any time after they are granted, but for not more than ten years after the option's grant. As of August 31, 1993 and 1994, 45,500 and 41,000 options, respectively, were outstanding at a price range of $8.75 to $22.13 per share.

  Under the Company's 1981 Stock Incentive Award Plan, current options outstanding have an exercisable life of either five, six or ten years from the date of grant. The Company granted certain officers 16,700 and 15,000 shares of restricted stock in 1991 and 1992, respectively. There have been no restricted stock grants since 1992. The grants of restricted shares resulted in deferred compensation expense of $699,000 of which $185,000, $132,000 and $39,000 was recognized in 1992, 1993 and 1994, respectively. The unrecognized portion of deferred compensation was $55,000 and $16,000 as of August 31, 1993 and 1994, respectively. Under the terms of the grant, the stock does not vest to the employee until completion of three years of employment after the date of grant.

  In 1989, the Board of Directors terminated the 1985 Non-qualified Stock Option Plan so that no further stock options would be issued under this plan. The termination of the plan did not affect the options previously granted and outstanding. No option may be exercised more than ten years after its grant. Grants made under the plan will expire in years 1996-1998.

  The following table summarizes the transactions of the 1981 and 1985 Option Plans for the last three years:

  1981 STOCK INCENTIVE
       AWARD PLAN
 (EXCLUDING RESTRICTED
         STOCK)             1992    OPTION PRICE RANGE  1993    OPTION PRICE RANGE   1994     OPTION PRICE RANGE
 ---------------------    --------  ------------------ -------  ------------------ ---------  ------------------
Options outstanding at
 beginning of the year..   777,116        $8.64-$19.39 995,520  $      8.64-$19.39   891,350  $      8.64-$19.39
Granted.................   327,600        $9.29-$13.75  18,000  $     13.75-$14.00   401,050  $     10.00-$16.25
Exercised...............    (1,180)             $ 8.64 (37,040) $      8.64-$17.48    (3,520) $      8.64-$13.75
Cancelled...............  (108,016)       $8.64-$19.39 (85,130) $      8.64-$19.39  (153,820) $      8.64-$19.39
                          --------                     -------                     ---------
Options outstanding at
 end of the year........   995,520                     891,350                     1,135,060
                          ========                     =======                     =========
1985 NON-QUALIFIED STOCK    1992    OPTION PRICE RANGE  1993    OPTION PRICE RANGE   1994     OPTION PRICE RANGE
      OPTION PLAN         --------  ------------------ -------  ------------------ ---------  ------------------
- ------------------------
Options outstanding at
 beginning of the year..   168,665       $14.78-$18.09 143,000  $     14.78-$18.09   109,500  $     14.78-$18.09
Granted.................         0                  --       0                  --         0                  --
Exercised...............         0                  --  (5,000)             $18.09         0                  --
Cancelled...............   (25,665)      $14.78-$18.09 (28,500) $     14.78-$18.09         0                  --
                          --------                     -------                     ---------
Options outstanding at
 end of the year........   143,000                     109,500                       109,500
                          ========                     =======                     =========

                    UNITED STATIONERS INC. AND SUBSIDIARIES

6. LEASES

  The Company has entered into several non-cancelable long-term leases on property and equipment. Future minimum lease payments for non-cancelable leases in effect at August 31, 1994 having initial remaining terms of more than one year are as follows (in thousands of dollars):

                                                          OPERATING LEASES
                                                     ---------------------------
                                             CAPITAL  LEASE   SUBLEASE NET LEASE
YEAR                                         LEASES  PAYMENTS  INCOME  PAYMENTS
- ----                                         ------- -------- -------- ---------
1995.......................................    $70   $11,883   $  585   $11,298
1996.......................................     --     9,342      363     8,979
1997.......................................     --     6,388      143     6,245
1998.......................................     --     4,962       49     4,913
1999.......................................     --     6,609       --     6,609
Later years................................     --     7,415       --     7,415
                                               ---   -------   ------   -------
Total minimum lease payments...............    $70   $46,599   $1,140   $45,459
                                                     =======   ======   =======
Less--Amount representing interest.........      2
                                               ---
Present value of net minimum lease payments
 (including current portion of $68)........    $68
                                               ===

  Rental expense for all operating leases was approximately $11,546,000, $14,917,000 and $13,549,000 in 1992, 1993 and 1994, respectively.

  Accumulated amortization on assets under capital leases was $1,097,000 and $1,132,000 at August 31, 1993 and 1994, respectively.

7. INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes," which was adopted in 1992.

  The Company does not intend to provide Federal income taxes on the undistributed earnings for its foreign subsidiaries. The Company's policy is to leave the income in the country of origin until such time as all Federal income tax due upon its distribution will be fully offset by foreign tax credits. As of August 31, 1994, neither foreign subsidiary had undistributed earnings.

  The Company provides for income taxes at statutory rates based on income reported for financial statement purposes. A summary of income tax expense is shown below (in thousands of dollars):

                                                       1992     1993     1994
                                                      -------  -------  -------
Taxes currently payable
  Federal............................................ $ 8,565  $ 7,972  $ 7,059
  Investment tax credit..............................      --       --       --
  Other tax credits..................................     (37)     (10)      (5)
  State..............................................   2,501    2,274    1,591
Prepaid and deferred taxes...........................  (2,130)   5,323    1,664
                                                      -------  -------  -------
                                                      $ 8,899  $15,559  $10,309
                                                      =======  =======  =======

                    UNITED STATIONERS INC. AND SUBSIDIARIES

  The deferred tax assets and liabilities result from timing differences in the recognition of certain income and expense items for financial and tax accounting purposes. The sources of these differences and the related tax effects were as follows (in thousands of dollars):

                                           AUGUST 31, 1993     AUGUST 31, 1994
                                         ------------------- -------------------
                                         ASSETS  LIABILITIES ASSETS  LIABILITIES
                                         ------- ----------- ------- -----------
Reserves for returns, rebates and
 allowances............................  $14,250   $    --   $14,593   $    --
Reserves for direct acquisition costs..    3,887        --     1,700        --
Reserves for restructuring charges.....    1,720        --       332        --
Reserves for worker's compensation
 insurance.............................    3,818        --     3,905        --
Accelerated depreciation...............       --    15,252        --    17,360
Software capitalization................       --     1,913        --     1,595
Inventory reserves and related purchase
 accounting differences................       --     7,738        --     7,143
All other..............................    3,613     1,836     4,843     2,472
                                         -------   -------   -------   -------
Total..................................  $27,288   $26,739   $25,373   $28,570
                                         =======   =======   =======   =======

  In the consolidated balance sheets, these deferred assets and deferred liabilities are classified as deferred tax assets or deferred income tax liabilities, based on the classification of the related asset or liability for financial reporting. A deferred tax liability or asset that is not related to an asset or liability for financial reporting, including deferred tax assets related to carryforwards, are classified according to the expected reversal date of the temporary difference.

  A valuation allowance of $1,504,000 was recorded at August 31, 1993. No valuation allowance was recorded at August 31, 1994.

  The table below records the differences between the statutory income tax rate and the Company's effective income tax rate:

                                                               1992  1993  1994
                                                               ----  ----  ----
Statutory Federal income tax.................................. 34.0% 34.7% 35.0%
State income taxes, net of the Federal income tax benefit.....  6.6   6.1   4.8
Losses from foreign subsidiaries..............................  3.3   1.3   1.9
Liquidation of a foreign subsidiary...........................   --    --  (3.9)
Non-deductible goodwill amortization..........................   --    .9   1.5
Other, net....................................................   --   (.9)   .3
                                                               ----  ----  ----
Effective income tax rate..................................... 43.9% 42.1% 39.6%
                                                               ====  ====  ====

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                           (IN THOUSANDS OF DOLLARS)

                                                        (AUDITED)  (UNAUDITED)
                                                         AUGUST    FEBRUARY 28,
                        ASSETS                          31, 1994       1995
                        ------                          ---------  ------------
CURRENT ASSETS
  Cash and cash equivalents............................ $   6,920   $   9,712
  Accounts receivable, net.............................   187,565     189,993
  Inventories..........................................   225,794     303,821
  Prepaid expenses.....................................    15,512      18,907
                                                        ---------   ---------
    Total Current Assets............................... $ 435,791   $ 522,433
                                                        ---------   ---------
PROPERTY, PLANT AND EQUIPMENT, at cost................. $ 243,928   $ 248,430
  Less-Accumulated depreciation and amortization.......  (114,364)   (123,010)
                                                        ---------   ---------
    Net Property, Plant and Equipment.................. $ 129,564   $ 125,420
                                                        ---------   ---------
GOODWILL, NET.......................................... $  42,369   $  41,811
                                                        ---------   ---------
OTHER ASSETS, NET...................................... $  10,826   $  10,571
                                                        ---------   ---------
TOTAL ASSETS........................................... $ 618,550   $ 700,235
                                                        =========   =========
       LIABILITIES AND STOCKHOLDERS' INVESTMENT
       ----------------------------------------
CURRENT LIABILITIES
  Short-term debt and current maturities of long-term
   obligations......................................... $   6,338   $  37,514
  Accounts payable.....................................   121,793     151,679
  Accrued liabilities..................................    67,833      70,515
                                                        ---------   ---------
    Total Current Liabilities.......................... $ 195,964   $ 259,708
                                                        ---------   ---------
DEFERRED INCOME TAXES.................................. $  17,427   $  17,433
                                                        ---------   ---------
LONG-TERM OBLIGATIONS.................................. $ 159,149   $ 166,553
                                                        ---------   ---------
STOCKHOLDERS' INVESTMENT............................... $ 246,010   $ 256,541
                                                        ---------   ---------
TOTAL LIABILITIES AND STOCKHOLDERS' INVESTMENT......... $ 618,550   $ 700,235
                                                        =========   =========


           The accompanying notes to condensed consolidated financial statements are an integral part of these balance sheets.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                              FOR THE SIX MONTHS ENDED
                              -------------------------
                              FEBRUARY 28, FEBRUARY 28,
                                  1994         1995
                              ------------ ------------
NET SALES...................   $  740,585   $  833,838
COST OF SALES...............      573,251      658,252
                               ----------   ----------
    Gross profit on sales...   $  167,334   $  175,586
WAREHOUSING, MARKETING AND
 ADMINISTRATIVE EXPENSES....      145,739      145,469
                               ----------   ----------
    Income from operations..   $   21,595   $   30,117
OTHER EXPENSE, net..........        4,898        6,164
                               ----------   ----------
    Income before income
     taxes..................   $   16,697   $   23,953
INCOME TAXES................        6,929        9,648
                               ----------   ----------
NET INCOME..................   $    9,768   $   14,305
                               ==========   ==========
WEIGHTED AVERAGE NUMBER OF
 COMMON SHARES OUTSTANDING..   18,584,999   18,593,123
                               ==========   ==========
NET INCOME PER COMMON SHARE.   $      .53   $      .77
                               ==========   ==========
CASH DIVIDENDS PAID PER
 COMMON SHARE...............   $      .20   $      .20
                               ==========   ==========



           The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)
                                  (UNAUDITED)

                                                       FOR THE SIX MONTHS ENDED
                                                       -------------------------
                                                       FEBRUARY 28, FEBRUARY 28,
                                                           1994         1995
                                                       ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income..........................................   $  9,768     $ 14,305
  Adjustments to reconcile net income to net cash used
   in operating activities:
    Loss on sale of fixed assets......................   $      0     $    147
    Depreciation and amortization.....................     10,408       10,770
    Increase in deferred income taxes.................      1,299            6
    (Decrease)/increase in accounts payable...........    (34,010)      29,885
    (Decrease)/increase in accrued liabilities........    (13,495)       2,142
    Decrease/(increase) in accounts receivable........     10,639       (2,427)
    Increase in inventories...........................    (34,687)     (78,027)
    Increase in prepaid expenses......................       (806)      (3,394)
    Increase in other assets..........................     (1,032)      (1,280)
                                                         --------     --------
      Net Cash Used in Operating Activities...........   $(51,916)    $(27,873)
                                                         --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of property, plant and equipment........   $ (4,007)    $ (4,838)
  Proceeds from disposition of property, plant and
   equipment..........................................        695           26
                                                         --------     --------
      Net Cash Used in Investing Activities...........   $ (3,312)    $ (4,812)
                                                         --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in short-term debt.........................   $      0     $  1,176
  Payments on long-term obligations...................       (414)      (5,100)
  Additions to long-term obligations..................     60,329       43,166
  Issuance of common shares...........................         24          186
  Payment of dividends................................     (3,773)      (3,834)
  Disposition/(acquisition) of treasury stock.........        115         (117)
                                                         --------     --------
      Net Cash Provided by Financing Activities.......   $ 56,281     $ 35,477
                                                         --------     --------
Net increase in cash and cash equivalents.............   $  1,053     $  2,792
Cash and cash equivalents at the beginning of the
 period...............................................      7,889        6,920
                                                         --------     --------
      Cash and Cash Equivalents at the End of the
       Period.........................................   $  8,942     $  9,712
                                                         ========     ========
Income taxes paid.....................................   $  5,975     $  7,188
Interest paid.........................................   $  5,074     $  5,965

           The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  The accompanying condensed consolidated financial statements are unaudited, except for the Balance Sheet as of August 31, 1994, which is condensed from the audited Balance Sheet at that date. These statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. These statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended August 31, 1994, and the notes therein included elsewhere herein. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company's management, the condensed consolidated financial statements for the unaudited interim periods presented include all adjustments necessary to fairly present the results of such interim periods and the financial position as of the end of said periods. These adjustments were of a normal recurring nature and did not have a material impact on the financial statements presented. Certain interim expense and inventory estimates are recognized throughout the fiscal year relating to shrinkage, inflation and product mix. Any appropriate adjustments to reflect actual experience will be recognized in the fourth quarter.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                           SUPPLEMENTAL CONSOLIDATED
                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  Summarized quarterly financial information for the six months ended February 28, 1995 and for the two fiscal years ended August 31, 1994 is as follows:

                                                           QUARTER
                                             -----------------------------------
                                              FIRST    SECOND   THIRD    FOURTH
                                             -------- -------- -------- --------
FISCAL YEAR 1993
  Net sales................................. $365,321 $378,818 $365,791 $360,185
  Gross profit on sales.....................   81,824   86,809   86,056   89,830
  Net income................................    5,111    5,573    4,826    5,850
  Earnings per share........................     0.28     0.30     0.26     0.31
FISCAL YEAR 1994
  Net sales................................. $370,597 $369,988 $360,022 $372,417
  Gross profit on sales.....................   84,774   82,560   77,541   78,026
  Net income................................    5,924    3,844    2,235    3,746
  Earnings per share........................     0.32     0.21     0.12     0.20
FISCAL YEAR 1995
  Net sales................................. $402,198 $431,640 $     -- $     --
  Gross profit on sales.....................   84,957   90,629       --       --
  Net income................................    6,943    7,362       --       --
  Earnings per share........................     0.37     0.40       --       --

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Associated Holdings, Inc.:

  We have audited the accompanying consolidated balance sheets of ASSOCIATED HOLDINGS, INC. (a Delaware corporation) AND SUBSIDIARY as of December 31, 1993 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows from inception, January 31, 1992 through December 31, 1992, and for the years ended December 31, 1993 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Associated Holdings, Inc. and subsidiary as of December 31, 1993 and 1994, and the results of their operations and their cash flows from inception, January 31, 1992, through December 31, 1992, and for the years ended December 31, 1993 and 1994 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Chicago, Illinois,
January 23, 1995 (except with
respect to the matters discussed
in Note 14 as to which the date
is February 13, 1995)

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                DECEMBER 31,
                                                              -----------------
                           ASSETS                               1993     1994
                           ------                             -------- --------
CURRENT ASSETS:
  Cash....................................................... $    991 $  1,849
  Accounts receivable, less allowance for doubtful accounts
   of $4,058 and $4,036, respectively........................   35,320   35,180
  Vendor and other receivables...............................    9,691    9,959
  Inventories................................................   82,618   88,197
  Other current assets.......................................    3,053    3,795
                                                              -------- --------
    Total current assets.....................................  131,673  138,980
                                                              -------- --------
PROPERTY, PLANT AND EQUIPMENT:
  Land.......................................................    7,327    7,315
  Buildings..................................................   27,990   27,976
  Machinery and equipment....................................   18,829   18,875
  Furniture and fixtures.....................................    4,226    4,111
                                                              -------- --------
                                                                58,372   58,277
  Less -- Accumulated depreciation and amortization..........    8,747   12,830
                                                              -------- --------
    Net property, plant and equipment........................   49,625   45,447
                                                              -------- --------
OTHER LONG-TERM ASSETS.......................................    9,681    8,052
                                                              -------- --------
                                                              $190,979 $192,479
                                                              ======== ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------
CURRENT LIABILITIES:
  Cash overdrafts............................................ $  9,145 $  9,597
  Current maturities of long-term debt.......................    4,828    5,901
  Accounts payable...........................................   41,400   44,754
  Accrued liabilities........................................   16,734   18,994
  Other current liabilities..................................    2,264    3,280
                                                              -------- --------
    Total current liabilities................................   74,371   82,526
                                                              -------- --------
LONG-TERM OBLIGATIONS:
  Long-term debt, less current maturities....................   71,940   58,279
  Deferred obligations and other long-term liabilities.......   10,815    2,060
                                                              -------- --------
    Total long-term obligations..............................   82,755   60,339
                                                              -------- --------
REDEEMABLE PREFERRED STOCK (Note 7):
  Preferred Stock A, $0.01 par value; 15,000 authorized;
   5,000 issued and outstanding; 1,138 and 1,788,
   respectively, accrued.....................................    6,138    6,788
  Preferred Stock B, $0.01 par value; 15,000 authorized;
   5,943 and 6,560, respectively, issued and outstanding.....    5,943    6,560
  Preferred Stock C, $0.01 par value; 15,000 authorized;
   8,915 and 9,841, respectively, issued and outstanding.....    8,915    9,841
                                                              -------- --------
                                                                20,996   23,189
                                                              -------- --------
REDEEMABLE WARRANTS (Note 8).................................    1,435    1,650
                                                              -------- --------
STOCKHOLDERS' EQUITY (Note 9):
  Additional preferred stock, $0.01 par value; 200,000
   authorized; 0 issued and outstanding......................      --       --
  Common Stock Class A, $0.01 par value; 5,000,000
   authorized; 896,258, and 954,911 respectively, issued and
   outstanding; 0 and 5,435, respectively, accrued...........        9       10
  Common Nonvoting Stock Class B, $0.01 par value; 5,000,000
   authorized; 0 issued and outstanding......................      --       --
  Capital in excess of par...................................    8,766   17,879
  Warrants outstanding and accrued...........................      231      260
  Retained earnings..........................................    2,416    6,626
                                                              -------- --------
    Total stockholders' equity...............................   11,422   24,775
                                                              -------- --------
                                                              $190,979 $192,479
                                                              ======== ========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                 PERIOD FROM
                                                  INCEPTION      YEAR ENDED
                                                   THROUGH      DECEMBER 31,
                                                 DECEMBER 31, -----------------
                                                     1992       1993     1994
                                                 ------------ -------- --------
NET SALES.......................................   $365,944   $462,531 $477,445
COST OF GOODS SOLD..............................    276,546    350,251  357,276
                                                   --------   -------- --------
    Gross profit................................     89,398    112,280  120,169
                                                   --------   -------- --------
OPERATING EXPENSES:
  Warehouse and distribution expenses...........     60,593     78,482   77,859
  Selling, general and administrative expenses..     19,296     23,792   25,161
                                                   --------   -------- --------
                                                     79,889    102,274  103,020
                                                   --------   -------- --------
    Income from operations......................      9,509     10,006   17,149
INTEREST EXPENSE................................      4,782      6,263    6,753
                                                   --------   -------- --------
    Income before income taxes..................      4,727      3,743   10,396
INCOME TAXES....................................      1,777        781    3,993
                                                   --------   -------- --------
    Net income..................................      2,950      2,962    6,403
PREFERRED STOCK DIVIDENDS ISSUED AND ACCRUED....      1,449      2,047    2,193
                                                   --------   -------- --------
    Net income attributable to common
     stockholders' equity.......................   $  1,501   $    915 $  4,210
                                                   ========   ======== ========
EARNINGS PER COMMON AND DILUTIVE COMMON
 EQUIVALENT SHARE...............................   $   1.32   $   0.78 $   3.51
                                                   ========   ======== ========
EARNINGS PER COMMON SHARE -- ASSUMING FULL
 DILUTION.......................................   $   1.32   $   0.78 $   3.49
                                                   ========   ======== ========



  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                          REDEEMABLE                          NUMBER         CAPITAL
                       PREFERRED STOCK            REDEEMABLE    OF             IN                             TOTAL
                     --------------------          WARRANTS   COMMON  COMMON EXCESS   WARRANTS   RETAINED STOCKHOLDERS'
                       A      B      C     TOTAL  OUTSTANDING SHARES  STOCK  OF PAR  OUTSTANDING EARNINGS    EQUITY
                     ------ ------ ------ ------- ----------- ------- ------ ------- ----------- -------- -------------
JANUARY 31, 1992...  $5,000 $5,000 $7,500 $17,500   $1,000    896,258  $ 9   $ 7,778    $231      $  --      $ 8,018
 Net income........     --     --     --      --       --         --   --        --      --        2,950       2,950
 Stock dividends
  issued ($75.00
  per share).......     --     384    577     961      --         --   --        --      --         (961)       (961)
 Stock dividends
  accrued (97.50
  per share).......     488    --     --      488      --         --   --        --      --         (488)       (488)
 Payment on notes
  receivable from
  stockholders.....     --     --     --      --       --         --   --        947     --          --          947
 Issuance of
  warrants.........     --     --     --      --       435        --   --        --      --          --          --
                     ------ ------ ------ -------   ------    -------  ---   -------    ----      ------     -------
DECEMBER 31, 1992..   5,488  5,384  8,077  18,949    1,435    896,258    9     8,725     231       1,501      10,466
 Net income........     --     --     --      --       --         --   --        --      --        2,962       2,962
 Stock dividends
  issued ($100.00
  per share).......     --     559    838   1,397      --         --   --        --      --       (1,397)     (1,397)
 Stock dividends
  accrued ($130.00
  per share).......     650    --     --      650      --         --   --        --      --         (650)       (650)
 Payment on notes
  receivable from
  stockholders.....     --     --     --      --       --         --   --         41     --          --           41
                     ------ ------ ------ -------   ------    -------  ---   -------    ----      ------     -------
DECEMBER 31, 1993..   6,138  5,943  8,915  20,996    1,435    896,258    9     8,766     231       2,416      11,422
 Net income........     --     --     --      --       --         --   --        --      --        6,403       6,403
 Stock dividends
  issued ($100.00
  per share).......     --     617    926   1,543      --         --   --        --      --       (1,543)     (1,543)
 Stock dividends
  accrued ($130.00
  per share).......     650    --     --      650      --         --   --        --      --         (650)       (650)
 Payment on notes
  receivable from
  stockholders.....     --     --     --      --       --         --   --         51     --          --           51
 Issuance of common
  shares...........     --     --     --      --       --      58,653    1     8,999     --          --        9,000
 Common shares
  accrued..........     --     --     --      --       --       5,435  --         63     --          --           63
 Warrants accrued..     --     --     --      --       215        --   --        --       29         --           29
                     ------ ------ ------ -------   ------    -------  ---   -------    ----      ------     -------
DECEMBER 31, 1994..  $6,788 $6,560 $9,841 $23,189   $1,650    960,346  $10   $17,879    $260      $6,626     $24,775
                     ====== ====== ====== =======   ======    =======  ===   =======    ====      ======     =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                 PERIOD FROM
                                                  INCEPTION     YEAR ENDED
                                                   THROUGH     DECEMBER 31,
                                                 DECEMBER 31, ----------------
                                                     1992      1993     1994
                                                 ------------ -------  -------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income....................................   $ 2,950    $ 2,962  $ 6,403
                                                   -------    -------  -------
  Adjustments to reconcile net income to net
   cash provided by (used in) operating
   activities--
    Depreciation and amortization...............     5,366      6,475    6,356
    Services provided under transition services
     agreement..................................     9,000        --       --
    Provision for noncurrent taxes..............     1,605        167      250
    Common shares accrued.......................       --         --        63
    Warrants accrued............................       --         --       244
    Changes in assets and liabilities, net of
     effects from purchase of Lynn-Edwards for
     the eleven months ended December 31, 1992--
      (Increase) decrease in accounts
       receivable...............................     7,582       (879)     140
      Increase in vendor and other receivables..    (6,322)    (2,368)    (268)
      Increase in inventory.....................   (11,111)   (14,998)  (5,579)
      Increase in other assets..................      (616)    (3,990)    (598)
      Increase (decrease) in accounts payable...    10,988     (5,493)   3,354
      Increase in accrued liabilities...........     4,740      1,381    2,260
      (Decrease) increase in other liabilities..    (4,423)    (1,449)   1,011
                                                   -------    -------  -------
        Total adjustments.......................    16,809    (21,154)   7,233
                                                   -------    -------  -------
        Net cash provided by (used in) operating
         activities.............................    19,759    (18,192)  13,636
                                                   -------    -------  -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of net assets of BCOP (Note 1)....   (82,122)       --       --
  Acquisition of net assets of Lynn-Edwards
   (Note 1).....................................    (2,673)       313      --
  Acquisition costs.............................    (7,712)       (67)     --
  Capital expenditures..........................    (4,289)    (3,273)    (554)
  Other.........................................       --        (249)     --
                                                   -------    -------  -------
        Net cash used in investing activities...   (96,796)    (3,276)    (554)
                                                   -------    -------  -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from initial capitalization--
    Revolver....................................    36,081        --       --
    Long-term debt..............................    30,000        --       --
    Issuance of common and preferred stock......    19,325        --       --
  Net borrowings (repayment) under revolver.....     2,230      9,500   (7,900)
  Increase in cash overdrafts...................     1,787      6,108      452
  Principal payments on debt....................    (8,067)    (3,446)  (4,827)
  Borrowings under financing agreements.........     2,987      2,000      --
  Collections from stockholders.................       947         41       51
                                                   -------    -------  -------
        Net cash provided by (used in) financing
         activities.............................    85,290     14,203  (12,224)
                                                   -------    -------  -------
NET CHANGE IN CASH..............................     8,253     (7,265)     858
CASH, beginning of period.......................         3      8,256      991
                                                   -------    -------  -------
CASH, end of period.............................   $ 8,256    $   991  $ 1,849
                                                   =======    =======  =======

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA )

1. BASIS OF PRESENTATION:
  Associated Holdings, Inc. ("AHI") and Associated Stationers, Inc. ("ASI"), a wholly owned subsidiary of AHI, both Delaware corporations (collectively the "Company"), were formed to acquire certain assets and assume certain liabilities (the "Acquisition") of the Wholesale Division of Boise Cascade Office Products Corporation ("BCOP").

  The Acquisition was consummated effective January 31, 1992, for approximately $87,122, of which $82,122 was paid in cash and $5,000 was paid in preferred stock. The transaction was accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to acquired assets and liabilities based on their fair market values as of January 31, 1992, as follows:

      Cash and accounts receivable..................................... $36,774
      Inventory........................................................  50,324
      Other current assets.............................................     277
      Property, plant and equipment....................................  49,150
      Accounts payable................................................. (30,624)
      Accrued expenses and other liabilities........................... (18,779)
                                                                        -------
                                                                        $87,122
                                                                        =======

  On October 27, 1992, L. E. Acquisition Corp., a wholly owned subsidiary of ASI and a Delaware corporation, acquired all of the outstanding capital stock of Lynn-Edwards Corp. ("Lynn-Edwards"), a privately held office products wholesaler, for approximately $2,360. Lynn-Edwards was headquartered in Sacramento, California, and operated distribution centers in Sacramento and Los Angeles, California. On October 28, 1992, the L. E. Acquisition Corp. name was relinquished and the Lynn-Edwards Corp. name was assumed.

  The acquisition of Lynn-Edwards was effective as of September 30, 1992. The acquisition has been accounted for as a purchase transaction and, accordingly, the purchase price was allocated to assets and liabilities based on their estimated fair market values as of the effective date of the transaction. At October 1, 1992, the allocation was based on preliminary estimates of the fair value of the net assets. In July, 1993, agreement was reached with the selling shareholders of Lynn-Edwards regarding the final purchase price. The excess of the purchase price over the estimated fair value of net tangible assets acquired of $5,242 is being amortized on a straight-line basis over 40 years. On March 23, 1994, Lynn-Edwards was merged into ASI.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Principles of Consolidation

  The consolidated financial statements include AHI and its wholly owned subsidiary, ASI. The consolidated financial statements include Lynn-Edwards in the results of operations since its acquisition date. All significant intercompany accounts and transactions have been eliminated. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

 Cash and Cash Equivalents

  Cash equivalents are composed of highly liquid investments with an original maturity of three months or less. As a result of the Company's cash management system, checks issued but not

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY presented to the banks for payment may create negative book cash balances. Such negative balances are classified as bank overdrafts.

 Inventory

  All inventory is purchased in a state ready for resale to customers and is considered finished goods. Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method for all inventory.

 Property, Plant and Equipment

  Property and equipment purchased by the Company through the acquisitions referred to in Note 1 are stated at fair market value on the date of acquisition as prescribed by the purchase method of accounting. Subsequent purchases of property and equipment are stated at cost.

  Depreciation and amortization are determined by using the straight-line method over the estimated useful lives of the fixed assets. The following useful lives are used for recording depreciation for financial reporting purposes:

      Buildings.........................                                40 years
      Machinery and equipment...........                              3-15 years
      Furniture and fixtures............                              3-10 years
      Assets held under capital lease... Lesser of useful lives or term of lease

  Repairs and maintenance are charged to expense as incurred.

 Software Capitalization

  Significant system development costs determined to have benefits for future periods are capitalized at cost. Software costs and software development costs of $513, $767 and $780 as of December 31, 1992, 1993 and 1994, respectively, were capitalized and subject to amortization. Amortization expense is recognized over the periods in which benefits are realized, generally not to exceed five years. Amortization expense for the eleven months ended December 31, 1992 and for the years ended December 31, 1993 and 1994, was $88, $128 and $157, respectively. Capitalized software, net of accumulated amortization, as of December 31, 1993 and 1994, was $551 and $407, respectively.

 Intangibles

  Intangible assets, included in other long-term assets on the accompanying consolidated balance sheets, consist principally of excess purchase price over net tangible assets of businesses acquired ("goodwill"). Goodwill is amortized on a straight-line basis over periods not exceeding 40 years. The Company continually evaluates whether events or circumstances have occurred indicating that the remaining estimated useful life of goodwill may not be appropriate. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the acquired business' undiscounted future operating income compared to the carrying value of goodwill to determine if a write-off is necessary. Gross goodwill as of December 31, 1993 and 1994 was $5,242. Accumulated goodwill amortization as of December 31, 1993 and 1994, was $164 and $295, respectively.

  The Company incurred legal and other direct costs in connection with the issuance of its outstanding debt. These transaction costs of $4,217 and $2,945 at December 31, 1993 and 1994, respectively, net of accumulated amortization, are included in other long-term assets. Accumulated transaction cost amortization as of December 31, 1993 and 1994, was $2,034 and $3,306, respectively. These costs are being amortized over the weighted average term of the related outstanding debt.

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

 Income Taxes

  Effective January 31, 1992, the Company adopted Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes." Accordingly, the Company records a provision for income taxes using the "liability" method of accounting for income taxes. Deferred tax assets and liabilities, less an appropriate valuation allowance, are recorded for all temporary differences between financial and tax reporting and are the result of differences in the timing of recognition of certain income and expense items for financial and tax accounting purposes. Deferred tax expense (benefit) results from the net changes during the year in the deferred tax assets and liabilities and the valuation allowance.

3. DEBT:

  Long-term debt consists of the following as of December 31, 1993 and 1994:

                                                                 1993     1994
                                                                -------  -------
      Revolver................................................. $47,810  $39,910
      Term loan--
        Tranche A, due in installments until December, 1996....  15,000   11,000
        Tranche B, due in installments from January, 1997
         until December, 1998..................................  10,000   10,000
      Original issue discount -- tranche B.....................    (582)    (443)
      Capital lease obligation, 8.87% interest rate............   2,540    2,052
      Equipment loan, 7.99% interest rate......................   2,000    1,661
                                                                -------  -------
                                                                 76,768   64,180
      Less -- Current maturities...............................  (4,828)  (5,901)
                                                                -------  -------
                                                                $71,940  $58,279
                                                                =======  =======

  In connection with the Acquisition, and as amended in connection with the acquisition of Lynn-Edwards, the Company entered into a $95,000 Second Amended and Restated Credit Agreement ("Credit Agreement"). The Credit Agreement consists of a $65,000 revolving credit facility ("Revolver"), a $20,000 term loan, Tranche A, and a $10,000 term loan, Tranche B ("Term Loan"). The proceeds of the Revolver and the Term Loan were used to fund the Acquisition, to fund the purchase of the outstanding capital stock of Lynn-Edwards, to pay off certain indebtedness of Lynn-Edwards at the acquisition date and to pay expenses related to these two transactions. In addition, proceeds were used to finance the working capital requirements of the combined companies.

  The Revolver provides for revolving credit loans up to the amount of the commitment based on eligible receivables and inventory, as defined in the Credit Agreement. Interest is payable at a rate per annum of 1 3/4% plus the higher of either the prime rate or 1/2% plus the federal funds rate, as defined. The Revolver terminates on January 31, 1997. Prepayments are required when cash flow, as defined, exceeds specified levels. The Revolver interest rates and outstanding amounts during the year and at the end of the year are as follows:

                                                  PERIOD FROM
                                                   INCEPTION     YEAR ENDED
                                                    THROUGH     DECEMBER 31,
                                                  DECEMBER 31, ----------------
                                                      1992      1993     1994
                                                  ------------ -------  -------
      Interest rate at end of year...............      7.75%      7.75%   10.25%
      Weighted average interest
       rate during year..........................      8.00%      7.75%    8.90%
      Average amount outstanding
       during year...............................   $26,811    $46,864  $39,556
      Maximum month-end balance
       during year...............................    36,081     58,510   53,810
                                                    =======    =======  =======

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

  Term loan tranche A is payable in 57 monthly installments which commenced on April 30, 1992. Interest is payable at a rate per annum of 2% plus the higher of either the prime rate or 1/2% plus the federal funds rate, as defined. The weighted average interest rate was 8.25%, 8.00% and 9.15% during the eleven months ended December 31, 1992 and the years 1993 and 1994, respectively. The interest rate was 8.00% and 10.50% at December 31, 1993 and 1994, respectively.

  Term loan tranche B is payable in 24 monthly installments, commencing on January 31, 1997. Interest is payable at a rate per annum of 5% plus the higher of either the prime rate or 1/2% plus the federal funds rate, as defined. The weighted average interest rate was 11.25%, 11.00% and 12.15% during the eleven months ended December 31, 1992 and the years 1993 and 1994, respectively. The interest rate was 11.00% and 13.50% at December 31, 1993 and 1994, respectively.

  The Credit Agreement contains certain covenants and provisions which, among others, include restrictions on dividend payments, required levels of total capital, required ratio of current assets to current liabilities and restrictions on capital expenditures. Borrowings under the Credit Agreement are collateralized by substantially all of the real and personal property of the Company.

  The Company entered into a capital lease in December, 1992, for substantially all of the equipment at the Carol Stream warehouse facility. As of December 31, 1993 and 1994, assets recorded under this capital lease were approximately $3,002 with related accumulated amortization of $425 and $726, respectively. As of December 31, 1993 and 1994, total obligations under this capital lease were $2,540 and $2,052, respectively, of which $488 and $534 is recorded as a current liability, respectively. The lease agreement contains certain financial covenants and provisions, including a maximum level of debt to tangible net worth, a required level of tangible net worth, and a ratio of cash flow, as defined, to the current portion of long-term debt.

  In 1993, Lynn-Edwards entered into a $2,000 term loan to finance the purchase of capital equipment. The loan agreement contains certain financial covenants and provisions, including a maximum level of debt to tangible net worth, a required level of tangible net worth and a ratio of cash flow, as defined, to current portion of long-term debt. The loan is amortized over 60 equal installments.

  Debt maturities, excluding the original issue discount, for the five years following the period ended December 31, 1994, are as follows:

           1995...................................... $ 5,901
           1996......................................   6,980
           1997......................................  46,276
           1998......................................   5,466
           1999......................................     --
                                                      -------
                                                      $64,623
                                                      =======

  Maturities of long-term debt in 1997 include a balance under the Revolver of $39,910.

 Fair Market Value of Financial Instruments

  The carrying value of cash and cash equivalents and short-term debt approximates fair value because of the short-term maturity of the instruments. Management believes that the fair value of the Revolver and Term Loan approximates its carrying value as of December 31, 1993 and 1994, respectively, because the interest rate on the debt is a floating rate tied to the prime rate.

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

4. LEASE OBLIGATIONS:

  The Company leases certain facilities under noncancelable operating leases expiring through July, 2004, with various renewal options.

  The following table shows future minimum annual lease commitments on noncancelable operating leases. The table excludes real estate taxes, insurance, maintenance and other costs related to the properties which are paid by the Company.

        1995........................................................... $ 2,696
        1996...........................................................   2,498
        1997...........................................................   1,940
        1998...........................................................   1,568
        1999...........................................................   1,449
        Thereafter.....................................................   3,804
                                                                        -------
        Total minimum lease payments................................... $13,955
                                                                        =======

  Rent expense for operating leases was approximately $1,590 for the eleven months ended December 31, 1992, and $2,711 and $2,952 for the years ended December 31, 1993 and 1994, respectively.

5. RETIREMENT BENEFITS:

 Defined Contribution Plan

  The ASI Profit Sharing and Savings Plan ("the Plan") is a Section 401(k) plan with a discretionary profit sharing component which commenced on April 1, 1992. The Plan and the trust established pursuant to the Plan are intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and qualify under Sections 401(a) and 501(a) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all full-time employees of the Company. Pursuant to the Plan, the Company matched employee contributions in the amount of $0.50 for each $1.00 contributed through July, 1993, and $0.25 for each $1.00 contributed subsequently, up to an employee contribution maximum of 6.0% of compensation, as defined. The expense under the above plan was $256 for the eleven months ended December 31, 1992 and $435 and $277 for the years ended December 31, 1993 and 1994, respectively.

 Postretirement Benefits

  In December, 1990, the Financial Accounting Standards Board ("FASB") issued Standard No. 106, "Accounting for Postretirement Benefits Other Than Pensions." This standard requires that the expected cost of these postemployment benefits be charged to expense during the years that the employees render service. The Company does not offer postretirement benefits to its employees.

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

6. INCOME TAXES:

  At January 31, 1992, the date of the Acquisition, the Company had a net deferred tax asset primarily due to the higher tax basis allocated to the net assets acquired, including intangible assets and certain reserves. A valuation allowance was established at the date of the Acquisition for the entire amount of the net deferred tax asset.

  For the eleven months ended December 31, 1992, and the years ended December 31, 1993 and 1994, and components of the provision for income taxes were as follows:

                                                   PERIOD FROM
                                                    INCEPTION    YEARS ENDED
                                                     THROUGH     DECEMBER 31,
                                                   DECEMBER 31, ---------------
                                                       1992      1993     1994
                                                   ------------ -------  ------
   Currently payable--
     Federal......................................   $ 1,584    $   227  $3,090
     State........................................       193        554     903
                                                     -------    -------  ------
       Total currently payable....................     1,777        781   3,993
                                                     -------    -------  ------
   Deferred, net--
     Federal......................................     1,107      1,012     166
     State........................................       163        148      24
     Valuation allowance reduction................    (1,270)    (1,160)   (190)
                                                     -------    -------  ------
       Total deferred, net........................       --         --      --
                                                     -------    -------  ------
   Provision for income taxes.....................   $ 1,777    $   781  $3,993
                                                     =======    =======  ======


  The components of the deferred income tax provision (benefit) were as follows:

                                                           DECEMBER 31,
                                                      -------------------------
                                                       1992     1993     1994
                                                      -------  -------  -------
   Accelerated tax depreciation...................... $   308  $   (42) $  (266)
   Amortization of intangible assets.................     822      897      897
   Acquisition accruals..............................   1,130      415      297
   Sales discounts and deferred revenue..............    (119)    (297)  (1,014)
   Other.............................................    (871)     187      276
   Valuation allowance reduction.....................  (1,270)  (1,160)    (190)
                                                      -------  -------  -------
   Provision (benefit) for deferred income taxes.....  $  --    $  --    $  --
                                                      =======  =======  =======

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

  Reconciliations of the statutory federal income tax rates to the effective income tax rates were as follows:

                                  PERIOD FROM
                                   INCEPTION
                                    THROUGH
                                  DECEMBER 31,      YEARS ENDED DECEMBER 31,
                                 ---------------  -------------------------------
                                      1992             1993            1994
                                 ---------------  ---------------  --------------
                                           % OF             % OF            % OF
                                          PRETAX           PRETAX          PRETAX
                                 AMOUNT   INCOME  AMOUNT   INCOME  AMOUNT  INCOME
                                 -------  ------  -------  ------  ------  ------
Tax provision based on the
 federal statutory rate......... $ 1,607   34.0%  $ 1,273   34.0%  $3,535   34.0%
State and local income taxes --
  net of federal income tax
 benefit........................     197    4.2       492   13.2      607    5.8
Reserves........................   1,243   26.3       176    4.7       41     .4
Valuation allowance reduction...  (1,270) (26.9)   (1,160) (31.0)    (190)  (1.8)
                                 -------  -----   -------  -----   ------   ----
Provision for income taxes...... $ 1,777   37.6%  $   781   20.9%  $3,993   38.4%
                                 =======  =====   =======  =====   ======   ====

  The amounts of deferred tax assets and deferred tax liabilities at December 31, 1993 and 1994 were as follows:

                                                   DECEMBER 31,
                                      -----------------------------------------
                                             1993                 1994
                                      -------------------- --------------------
                                      ASSETS   LIABILITIES ASSETS   LIABILITIES
                                      -------  ----------- -------  -----------
   Depreciation and amortization....  $   --     $  603    $   --      $390
   Intangible assets................    2,766       --       1,869      --
   Allowance for doubtful accounts..    1,598       --       1,664      --
   Inventory reserves and
    adjustments.....................    1,433       --       1,264      --
   Accrued expenses.................    4,577       608      4,566      --
                                      -------    ------    -------     ----
                                       10,374     1,211      9,363      390
   Valuation allowance..............   (9,163)       --     (8,973)      --
                                      -------    ------    -------     ----

     Total..........................  $ 1,211    $1,211    $   390     $390
                                      =======    ======    =======     ====

7. REDEEMABLE PREFERRED STOCK:

  AHI has 245,000 authorized shares of preferred stock (nonvoting), consisting of 15,000 shares of $0.01 par value Class A preferred stock, 15,000 shares of $0.01 par value Class B preferred stock, 15,000 shares of $0.01 par value Class C preferred stock, and 200,000 shares of $0.01 par value Additional preferred stock. All preferred stock issued at the date of inception was valued at the amount of cash paid or assets received for the stock at $1,000 per share. As of December 31, 1993 and 1994, there were 5,000 shares of Class A preferred stock issued and outstanding, and 1,138 and 1,788 shares which have been accrued as dividends but not issued, respectively. As of December 31, 1993 and 1994, there were 5,943 and 6,560 shares of Class B preferred stock and 8,915 and 9,841 shares of Class C preferred stock issued and outstanding, respectively. There were no shares of Additional preferred stock issued and outstanding as of December 31, 1993 or 1994. These shares are senior in preference to the common stock of the Company.

  Class A preferred stock must be redeemed by the Company on July 31, 1999. Dividends are cumulative at a rate of 10% per annum, payable quarterly on April 30, July 31, October 31 and January 31. In the event that the Company does not pay dividends in cash, the dividend rate increases to 13%

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY per annum and is payable in stock. Class B and C preferred stock are junior in relation to the Class A preferred stock. During the eleven months ended December 31, 1992, 488 shares of Class A preferred stock were accrued but not issued. During each of the years ended December 31, 1993 and 1994, 650 shares of Class A preferred stock were accrued but not issued.

  Class B preferred stock must be redeemed by the Company on July 31, 1999. Class C preferred stock is redeemable in four equal quarterly installments on April 30, 2001, July 31, 2001, October 31, 2001, and January 31, 2002.
Dividends for both Class B and C are cumulative at a rate of 9% per annum. Dividends are payable quarterly on April 30, July 31, October 31 and January
31. In the event that the Company does not pay dividends in cash, the dividend rate increases to 10% per annum and is payable in stock. During the eleven months ended December 31, 1992, noncash dividends were declared and issued for both Class B and C preferred stock in the amount of 384 and 577 shares, respectively. During the year ended December 31, 1993, noncash dividends were declared and issued for both Class B and C preferred stock in the amount of 559 and 838 shares, respectively. During the year ended December 31, 1994, noncash dividends were declared and issued for both Class B and C preferred stock in the amount of 617 and 926 shares, respectively.

  Redemption of preferred stock, for the five years following the period ended December 31, 1994, are as follows:

             1995.............................     --
             1996.............................     --
             1997.............................     --
             1998.............................     --
             1999............................. $13,348

  All classes of preferred stock may be redeemed at the option of the issuer at any time. All classes of preferred stock have a redemption and liquidation value of $1,000 per share plus the aggregate of accrued and unpaid dividends on such shares to date.

8. REDEEMABLE WARRANTS:

  The Company has 190,218 warrants ("Lender Warrants") outstanding as of December 31, 1993 and 1994, which allow the holders thereof to buy shares of AHI common stock at an exercise price of $0.01 per share. Of the Lender Warrants, 150,340 were valued at the date of inception at the negotiated amount of $6.65 per warrant while the remaining 39,878 warrants were valued at $10.92 per warrant. In addition, 18,821 additional Lender Warrants have been accrued but not issued, as of December 31, 1994. The exercise period expires January 31, 2002. These warrants were valued at $11.43 per warrant.

   The Lender Warrants contain certain put rights which allow the holders thereof to put the Warrants to AHI upon the earlier of January 31, 1997 or the occurrence of certain extraordinary corporate events. The purchase price payable upon the exercise of the put rights is the greater of the then fair market value or equity value of the warrants, as defined, less the applicable exercise price of the warrants. Payment of the Lender Warrants can only occur after repayment of all debt outstanding under the Credit Agreement or with the consent of the lenders and/or agent under the Credit Agreement.

9. STOCKHOLDERS' EQUITY:

 Common Stock and Warrants

  AHI has 10,000,000 authorized shares of common stock, consisting of 5,000,000 shares of $0.01 par value Class A voting common stock and 5,000,000 shares of $0.01 par value Class B nonvoting common stock. Each holder of Class A common stock is entitled to one vote for each share of common stock held of record by such holder. No dividends on common shares were accrued or paid for the

                   ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY eleven months ended December 31, 1992, or for the years ended December 31, 1993 and 1994. All common stock issued at the date of inception was valued at the amount of cash paid for the stock or, in the case of services rendered or to be rendered, at $10.00 per share.

  As of December 31, 1993 and 1994, the Company has 23,129 warrants outstanding which allow the holders to buy shares of AHI common stock at an exercise price of $1 per share. At the date of inception, these warrants were valued at $10.00 per warrant. In addition, 2,506 warrants have been accrued but not issued, as of December 31, 1994. These warrants were valued at $11.43 per warrant. The exercise period expires January 31, 2002.

 Earnings Per Share

  The Company presents earnings per share on both a primary and fully diluted basis. Earnings per common and dilutive common equivalent share amounts were computed by dividing net income, after deducting dividends on preferred stock, by the weighted average number of common and dilutive common equivalent shares outstanding during the period. The weighted average number of shares includes the dilutive effect of warrants computed using the treasury stock method, as well as the common shares that would result from the conversion of the deferred obligation related to the TS Agreement.

  Earnings per common share assuming full dilution amounts were computed by dividing net income, after deducting dividends on preferred stock, by the weighted average number of fully diluted common shares outstanding during the period. The weighted average number of shares includes the dilutive effect of warrants computed using the treasury stock method, as well as the common shares that would result from the conversion of the deferred obligation related to the TS Agreement.

  For the eleven months ended December 31, 1992, and the year ended December 31, 1993 employee stock options (discussed in Note 9) were not included in either the weighted average number of common and dilutive common equivalent shares or the weighted average shares on a fully diluted basis, as they would have an anti-dilutive result. For the year ended December 31, 1994, the stock options of one employee were included in the weighted average share computations, as they had a dilutive result. The remainder of the employee stock options were not included in the weighted average share computations for the year ended December 31, 1994, as they would have an anti-dilutive effect.

  The net income, preferred stock dividends and shares used to compute primary and fully diluted earnings per share are presented in the following table.

                                                     PERIOD FROM
                                                      INCEPTION    YEAR ENDED
                                                       THROUGH    DECEMBER 31,
                                                     DECEMBER 31, -------------
                                                         1992      1993   1994
                                                     ------------ ------ ------
PRIMARY
  Net Income........................................    $2,950    $2,962 $6,403
  Preferred stock dividends issued and accrued......     1,449     2,047  2,193
                                                        ------    ------ ------
  Net income attributable to common stockholders'
   equity...........................................    $1,501    $  915 $4,210
                                                        ======    ====== ======
  Average number of common and dilutive common
   equivalent shares................................     1,139     1,171  1,199
FULLY DILUTED
  Net income........................................    $2,950    $2,962 $6,403
  Preferred stock dividends issued and accrued......     1,449     2,047  2,193
                                                        ------    ------ ------
  Net income attributable to common stockholders'
   equity...........................................    $1,501    $  915 $4,210
                                                        ======    ====== ======
  Average number of shares, assuming full dilution..     1,139    1,171  1,205

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

10. EMPLOYEE STOCK OPTION AND AWARD PLANS:

  On January 31, 1992, the stockholders of AHI approved the adoption of the AHI 1992 Management Stock Option Plan (the "Plan"). The purpose of the Plan is to promote the interests of the Company and its shareholders by providing the officers and other key employees with additional incentive and the opportunity through stock ownership to increase their proprietary interest in the Company and their personal interest in its continued success. As of December 31, 1994, 86,735 shares of common stock have been authorized for grant under the Plan.

  Under the terms of the Plan, the option price at the time any option is granted will not be less than the fair market value per share. The shares granted to date have an exercise price of $10 per share and vest at a rate of 25% annually, subject to certain internal rate of return hurdles. As of December 31, 1994, six persons held such options. No options were exercisable as of December 31, 1994. Changes in stock options outstanding were as follows:

                                                                        SHARES
                                                                        -------
      Granted as of the date of Inception..............................  21,684
        Granted........................................................  31,585
        Exercised......................................................     --
        Expired or terminated..........................................     --
                                                                        -------
      Granted as of December 31, 1992..................................  53,269
        Granted........................................................     --
        Exercised......................................................     --
        Expired or terminated..........................................     --
                                                                        -------
      Granted as of December 31, 1993..................................  53,269
        Granted........................................................   4,163
        Exercised......................................................     --
        Expired or terminated.......................................... (25,904)
                                                                        -------
      Granted as of December 31, 1994..................................  31,528
                                                                        =======

11. SUPPLEMENTAL CASH FLOW DISCLOSURES:

  In addition to the information provided in the statement of cash flows, the following are supplemental disclosures of cash flow information for the eleven months ended December 31, 1992 and the twelve months ended December 31, 1993 and 1994;

                                                            1992   1993   1994
                                                           ------ ------ ------
      Cash paid during the year for--
        Interest.......................................... $4,694 $6,119 $6,588
        Income taxes......................................    135    630  2,118
                                                           ====== ====== ======

  The following are supplemental disclosures of noncash investing and financing activities for the eleven months ended December 31, 1992 and the twelve months ended December 31, 1993 and 1994;

  . In 1992, the Company issued common stock warrants, valued at $435, in connection with the acquisition of Lynn-Edwards.

  . On January 31, 1992, the Company issued common stock warrants valued at $1,231 for services rendered in connection with the Acquisition.

  . On January 31, 1992, the Company issued common stock valued at $462 for services to be rendered to ASI through 2002.

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

  . On January 31, 1992, the Company issued common stock valued at $315 for services rendered in connection with the Acquisition.

  . On January 31, 1992, the Company issued Class A preferred stock valued at
    $185 for services rendered in connection with the Acquisition.

  . On January 31, 1992, the Company issued Class B preferred stock valued at
    $5,000 as partial payment for the Acquisition.

  . In 1994, the Company issued $9,000 of common stock to retire a $9,000 deferred obligation related to a Transition Services Agreement ("TS Agreement").

  . In 1994, the Company accrued $63 for common stock shares to be issued at less than fair market value.

  . In 1994, the Company accrued $244 for warrants which have an exercise price less than the fair market value of the common stock.


12. TRANSACTIONS WITH RELATED PARTIES:

  The Company has management and advisory services agreements with three investor groups which own the majority of AHI's Class A common and Class A preferred stock. These investor groups provided certain financial advisory services to the Company in connection with the Acquisition in exchange for an aggregate of $1.0 million; 31,480 shares of AHI Class A common stock with a recorded value of $315,000; and 185 shares of AHI Class A preferred stock with a recorded value of $185,000.

  In addition, these same investor groups provide certain oversight and monitoring services to the Company, in exchange for management fees and out-of-pocket expenses. The expense related to the above agreements was $475 and $90 of out-of-pocket expenses for the eleven months ended December 31, 1992, $283 and $47 of out-of-pocket expenses for the year ended December 31, 1993 and $500 and $68 of out-of-pocket expenses for the year ended December 31, 1994. Pursuant to the Credit Agreement, the aggregate payments under these agreements cannot exceed $500 per year plus reasonable out-of-pocket expenses.

  In addition, on January 31, 1992, two of these same investor groups received an aggregate of 46,258 shares of AHI Class A common stock (shares can be rescinded if the agreement is terminated prior to January 31, 2002) as deferred compensation for future services. The deferred compensation related to these shares had a recorded value of $463,000 at January 31, 1992 and were fully amortized during the 11 month period ended December 31, 1992.

  On January 31, 1992, the Company entered into the TS Agreement with the holder of the Class B preferred stock (nonvoting). The TS Agreement stipulated that the Company receive certain services for between two months and two years from January 31, 1992. The services included dual facility services (including inventory purchases), information systems services and freight consolidation services. In return, the Company made monthly payments, as defined. Under this agreement, the Company purchased services of $21,000 (including inventory purchases of $13,175) during the eleven months ended December 31, 1992 and $1,980 and $825 during the twelve months ended December 31, 1993 and 1994, respectively. The TS Agreement also allowed for deferment of up to $9,000 in payments. During the eleven months ended December 31, 1992, the Company deferred $9,000 in payments. This deferred obligation is recorded in deferred obligations and other long-term liabilities on the balance sheet at December 31, 1993.

  During 1994, per the TS Agreement, the Company settled the obligation by issuing 58,653 shares of AHI Class A common stock to the holder of the Class B preferred stock.

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONCLUDED)

  The holder of the Class B preferred stock is also a supplier to the Company. The total inventory purchases from this supplier were $17,963 during the eleven months ended December 31, 1992 and $21,903 and $26,728 during the twelve months ended December 31, 1993 and 1994, respectively. As of December 31, 1993 and 1994, $1,413 and $2,293 were due to this supplier and recorded in trade accounts payable.

  The holder of the Class B preferred stock is also a customer of the Company. Net sales to this customer were $11,860 during the eleven months ended December 31, 1992 and $19,153 and $33,447 during the twelve months ended December 31, 1993 and 1994, respectively. Accounts receivable from this customer were $145 and $299 as of December 31, 1993 and 1994, respectively.

  On January 31, 1992, the Company entered into a data processing facilities management agreement with the holder of the Class C preferred stock (nonvoting). The agreement expires in July 2002, and has minimum monthly payments which began in August 1992, ranging from $522 to $689. Payments pursuant to the above agreement were $3,023 for the eleven months ended December 31, 1992 and $10,336 and $10,630 for the twelve months ended December 31, 1993 and 1994, respectively. The Company had prepaid $956 and $1,934 as of December 31, 1993 and 1994, respectively, for future services. In addition, $1,755 and $1,931 was accrued as of December 31, 1993 and 1994, respectively, for services provided which had not yet been billed. At December 31, 1994, the remaining aggregate minimum monthly payments over the term of the agreement were $50,078.

  Per the agreement, in the event the agreement is terminated for cause by the holder of the Class C preferred stock prior to expiration, the Company agrees to pay 80% of the remaining minimum monthly charges. In the event the agreement is terminated by the Company, the Company agrees to pay the lesser of $11,000 or 80% of the remaining minimum monthly charges, as well as the redemption or purchase of the Class C preferred stock as discussed in Note 7.

13. CONCENTRATION OF CREDIT RISK:

  The Company's principal customers are in the retail office supply industry. Their financial position has been considered in determining the Company's allowance for doubtful accounts.

14. SUBSEQUENT EVENT:

  On February 13, 1995, AHI and United Stationers Inc. ("USI") entered into a Merger Agreement. Under the terms of the Merger Agreement, the current shareholders of USI would receive $15.50 per share for 92.5% of their shares and the remaining 7.5% of their shares would represent (in aggregate) 20% of the common stock of the combined entity, which will continue to be publicly traded.

  In connection with the possible merger, ASI paid commitment fees to a lender subsequent to December 31, 1994.

                    ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY

                           SUPPLEMENTAL CONSOLIDATED
                  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  Summarized quarterly financial information for the two years ended December 31, 1994 is as follows:

                                                        QUARTER
                                          -------------------------------------
                                           FIRST     SECOND    THIRD    FOURTH
                                          --------  --------  -------- --------
FISCAL YEAR 1993
  Net sales.............................. $115,936  $105,226  $124,993 $116,376
  Gross profit on sales..................   28,115    24,749    30,804   28,612
  Net income (loss)......................      467    (1,223)    3,077      641
  Earnings (loss) per share..............    (0.03)    (1.48)     2.19     0.10
FISCAL YEAR 1994
  Net sales.............................. $123,850  $109,979  $120,982 $122,634
  Gross profit on sales..................   29,688    27,870    31,273   31,338
  Net income (loss)......................      903       511     2,719    2,270
  Earnings (loss) per share..............     0.31     (0.03)     1.80     1.42

                     UNITED STATIONERS INC. AND SUBSIDIARY
                   (ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY)

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                           (IN THOUSANDS OF DOLLARS)

                                                        MARCH 31,  DECEMBER 31,
                        ASSETS                            1995         1994
                        ------                         ----------- ------------
                                                       (UNAUDITED)   (AUDITED)
CURRENT ASSETS
  Cash and cash equivalents...........................  $ 21,611     $  1,849
  Accounts receivable, net............................   201,056       45,139
  Inventories.........................................   396,085       88,197
  Other current assets................................    25,135        3,795
                                                        --------     --------
    Total Current Assets..............................  $643,887     $138,980
                                                        --------     --------
PROPERTY, PLANT AND EQUIPMENT, at cost................  $236,150     $ 58,277
  Less--Accumulated depreciation and amortization.....   (13,820)     (12,830)
                                                        --------     --------
    Net Property, Plant and Equipment.................  $222,330     $ 45,447
                                                        --------     --------
GOODWILL, NET.........................................  $ 71,628     $  4,948
                                                        --------     --------
OTHER ASSETS, NET.....................................  $ 38,104     $  3,104
                                                        --------     --------
TOTAL ASSETS..........................................  $975,949     $192,479
                                                        ========     ========
         LIABILITIES AND STOCKHOLDERS' EQUITY
         ------------------------------------
CURRENT LIABILITIES
  Short-term debt and current maturities of long-term
   obligations........................................  $ 17,138     $  5,901
  Accounts payable....................................   183,994       54,351
  Accrued liabilities.................................    88,694       18,994
  Other liabilities...................................    13,435        3,280
                                                        --------     --------
    Total Current Liabilities.........................  $303,261     $ 82,526
                                                        --------     --------
DEFERRED TAXES........................................  $ 31,469     $  2,060
                                                        --------     --------
LONG-TERM OBLIGATIONS:
  Senior Revolver Loan................................  $199,708     $ 37,850
  Bridge Loan.........................................   130,000
  Senior Term Loan--Tranche A.........................   110,000        6,000
  Senior Term Loan--Tranche B.........................    74,000        9,557
  Other Long-Term Debt................................    42,011
  Other Long-Term Liabilities.........................     4,401        4,872
                                                        --------     --------
TOTAL LONG-TERM OBLIGATIONS...........................  $560,120     $ 58,279
                                                        --------     --------
REDEEMABLE PREFERRED STOCK............................  $ 23,761     $ 23,189
                                                        --------     --------
REDEEMABLE WARRANTS...................................  $ 11,879     $  1,650
                                                        --------     --------
STOCKHOLDERS' EQUITY..................................  $ 45,459     $ 24,775
                                                        --------     --------
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY..............  $975,949     $192,479
                                                        ========     ========

           The accompanying notes to condensed consolidated financial statements are an integral part of these balance sheets.

                     UNITED STATIONERS INC. AND SUBSIDIARY
                   (ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY)

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                  (IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                  FOR THE THREE MONTHS ENDED
                                                 -----------------------------
                                                 MARCH 31, 1995 MARCH 31, 1994
                                                 -------------- --------------
NET SALES.......................................   $ 137,272      $ 123,850
COST OF GOODS SOLD..............................     103,568         94,162
                                                   ---------      ---------
    Gross profit................................   $  33,704      $  29,688
                                                   ---------      ---------
OPERATING EXPENSES:
  Warehousing, marketing and administrative
   expenses.....................................   $  28,949      $  26,752
  Restructuring charge (Note 1).................       9,759
                                                   ---------      ---------
    Total operating expenses....................   $  38,708      $  26,752
                                                   ---------      ---------
    Income (loss) from operations...............   $  (5,004)     $   2,936
INTEREST EXPENSE, net...........................       2,203          1,732
                                                   ---------      ---------
  Income (loss) before income taxes and
   extraordinary item...........................   $  (7,207)     $   1,204
INCOME TAXES (BENEFIT)..........................      (2,973)           462
                                                   ---------      ---------
    Income (loss) before extraordinary item.....   $  (4,234)     $     742
EXTRAORDINARY ITEM--loss on early retirement of
 debt, net of taxes ($967) (Note 5)............       (1,449)
                                                   ---------      ---------
NET INCOME (LOSS)...............................   $  (5,683)     $     742
PREFERRED STOCK DIVIDENDS ISSUED AND ACCRUED....         573            534
                                                   ---------      ---------
    Net income (loss) attributable to common
     shareholders...............................   $  (6,256)     $     208
                                                   =========      =========
Net Income (Loss) Attributable to Common and
 Common Equivalent Share (Primary and Fully
 Diluted):
  Earnings (loss) before extraordinary item.....   $    (.80)     $     .05
  Extraordinary item............................        (.24)
                                                   ---------      ---------
    Net income (loss) attributable to common and
     common equivalent share....................   $   (1.04)     $     .05
                                                   =========      =========
Average Number of Common Shares Used in Primary
 Calculation....................................   5,998,077      4,090,433
                                                   =========      =========
Average Number of Common Shares Used in Fully
 Diluted Calculation............................   5,998,077      4,138,023
                                                   =========      =========

           The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                     UNITED STATIONERS INC. AND SUBSIDIARY
                   (ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY)

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (IN THOUSANDS OF DOLLARS)
                                  (UNAUDITED)

                                                   FOR THE THREE MONTHS ENDED
                                                  -----------------------------
                                                  MARCH 31, 1995 MARCH 31, 1994
                                                  -------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net cash provided by operating activities....   $   2,087       $ 3,183
                                                    ---------       -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of the Company--net of cash
   acquired of approximately $14,500.............   $(257,259)
  Capital expenditures...........................        (182)      $  (242)
                                                    ---------       -------
    Net cash used in investing activities........   $(257,441)      $  (242)
                                                    ---------       -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of debt...............................   $ 536,708
  Retirements and payments of debt...............    (266,920)      $(1,000)
  Net borrowings (repayment) under revolver......      18,100        (1,500)
  Financing costs................................     (24,873)
  Issuance of common stock.......................      12,000
  Other..........................................        (154)         (151)
                                                    ---------       -------
    Net cash provided by (used in) financing
     activities..................................   $ 274,861       $(2,651)
                                                    ---------       -------
NET CHANGE IN CASH...............................   $  19,507       $   290
Cash and Cash Equivalents, beginning of period...       2,104           991
                                                    ---------       -------
Cash and Cash Equivalents, end of period.........   $  21,611       $ 1,281
                                                    =========       =======
Other Cash Flow Information
  Cash payments during the quarter for:
    Income taxes paid............................   $   1,834       $   304
    Interest paid................................       2,050         1,720
  Noncash investing and financing activities:
    Common stock issued in exchange for services
     related to financing the acquisition of the
     Company.....................................   $   2,100
    Common stock issued to retire a deferred
     obligation related to an agreement for
     contracted services.........................                   $ 9,000


           The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                     UNITED STATIONERS INC. AND SUBSIDIARY
                   (ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY)

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) BUSINESS COMBINATION AND RESTRUCTURING CHARGE

  On March 30, 1995, pursuant to an Agreement and Plan of Merger, dated as of February 13, 1995 (the "Merger Agreement"), between Associated Holdings, Inc., a Delaware corporation ("Associated") and United Stationers Inc., a Delaware corporation (the "Company") and Associated's related Offer to Purchase dated February 21, 1995 (the "Offer"), Associated purchased 17,201,839 shares of Common Stock, $0.10 par value (the "Shares"), of the Company at a purchase price of $15.50 per share, or approximately $266.6 million, from the Company's stockholders. On March 30, 1995, pursuant to the terms of the Merger Agreement, Associated was merged with and into the Company, with the Company surviving (the "Merger"), and immediately thereafter, Associated Stationers, Inc., a Delaware corporation and wholly owned subsidiary of Associated ("ASI") was merged with and into United Stationers Supply Co., an Illinois corporation and wholly owned subsidiary of the Company ("USSC"), with USSC surviving. The acquisition of the Shares by Associated pursuant to the Offer together with the Merger is referred to herein as the "Acquisition."

  Immediately following the Merger, the number of outstanding Shares was 5,998,077 (or 6,973,720 on a fully diluted basis), of which (i) the former holders of Class A Common Stock, $0.01 par value, and Class B Common Stock, $0.01 par value, of Associated ("Associated Common Stock") and warrants or options to purchase Associated Common Stock in the aggregate owned 4,603,333 Shares constituting approximately 76.7% of the outstanding Shares and outstanding warrants or options for 975,643 Shares (collectively 80.0% on a fully diluted basis) and (ii) pre-Merger holders of Shares (other than Associated-owned Shares and treasury Shares) in the aggregate owned 1,394,744 Shares constituting approximately 23.3% of the outstanding Shares (or 20.0% on a fully diluted basis). As used in this paragraph, the term "Shares" includes shares of Nonvoting Common Stock, $0.01 par value, of the Company, which are immediately convertible into Shares for no additional consideration.

  To finance the Offer, refinance existing debt of ASI, the Company and USSC, repurchase stock options and pay related fees and expenses, Associated, ASI, USSC and the Company entered into (i) new credit facilities ("New Credit Facilities") with a group of banks and financial institutions providing for term loan borrowings of $200.0 million and revolving loan borrowings of up to $300.0 million and (ii) a senior subordinated bridge loan facility in the aggregate principal amount of $130.0 million (the "Subordinated Bridge Facility"). In addition, simultaneously with the consummation of the Offer, Associated obtained $12.0 million from the sale of additional shares of Associated Common Stock, which proceeds were used to finance the purchase of a portion of the Shares pursuant to the Offer.

  On May 3, 1995, USSC completed the issuance of $150.0 million of 12 3/4% Senior Subordinated Notes (the "Notes") due 2005. The net proceeds of the Notes (after discount and fees of approximately $5.5 million) were used to pay certain expenses, to repay the $130.0 million Subordinated Bridge Facility (together with $1.6 million in accrued and unpaid interest thereon), to repay a portion of the Tranche A and Tranche B term loans (totaling approximately $6.5 million) and provide working capital. In the event the necessary consents are obtained, the Company is permitted to redeem the Series B Preferred Stock (approximately $7.0 million).

  Although the Company was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes with Associated as the acquiring corporation. The total purchase price of approximately $293.4 million was allocated to assets and liabilities of the Company based on the estimated fair value as of the date of acquisition. The allocation was based on preliminary estimates which may be revised at a later date. The excess of consideration paid over the estimated

                     UNITED STATIONERS INC. AND SUBSIDIARY
                   (ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY)

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED) fair value of net assets acquired in the amount of $66.7 million has been recorded as goodwill and is being amortized on a straight-line basis over 40 years.

  Effective for 1995, the Company changed its fiscal year from a year-end of August 31 to December 31. A report on Form 8-K was filed on April 26, 1995, reporting that the Company had changed its fiscal year end to December 31. A Form 10-K will be filed by the Company by June 28, 1995 which will include audited financial statements for the period from September 1, 1994 through March 30, 1995, the date on which the Merger was consummated.

  The Condensed Consolidated Balance Sheet combines Associated and the Company as of March 31, 1995 and reflects a preliminary allocation of the purchase price which may be revised at a later date. The Condensed Consolidated Balance Sheet as of December 31, 1994 reflects Associated only. The Condensed Consolidated Statements of Operations reflects the results of operations for Associated only for the three months ended March 31, 1995 and March 31, 1994. The Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 1995 and March 31, 1994 reflects that of Associated only, including the effects of the Acquisition and Merger.

  The actual results for the quarter ended March 31, 1995 include a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million) for costs expected to be incurred in connection with integration and transition (e.g., severance and the cost of closing certain facilities operated by Associated prior to the Merger) and compensation expense relating to employee stock options of approximately $1.5 million ($0.9 million net of tax benefit of $0.6 million). The actual results for the quarter ended March 31, 1995 also include an extraordinary write-off of approximately $2.4 million ($1.4 million net of tax benefit of $1.0 million) of financing costs and original issue discount relating to the debt retired. See Note 5--Extraordinary Item.

  The unaudited Pro Forma Combined Financial Statements for the two companies for the year ended December 31, 1994 were included in the Company's Form 8-K dated April 14, 1995.

  The following summarized unaudited pro forma operating data for the three months ended March 31, 1995 and 1994 is presented giving effect to the Acquisition as if it had been consummated at the beginning of the respective periods and, therefore, reflects the results of the Company and Associated on a consolidated basis for the period from January 1, 1995 through March 31, 1995 and January 1, 1994 through March 31, 1994, respectively. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the combination been in effect on the dates indicated, or which may result in the future. The pro forma results exclude one-time non-recurring charges or credits directly attributable to the transaction. The estimated cost savings that the Company expects to realize ($26.0 million on a total year basis and $6.5 million on a quarterly basis) pursuant to its consolidation plan that has been approved by the Board of Directors of the Company have been reflected in the pro forma results as if the Company's consolidation plan had been implemented in full for the periods reflected. The Company plans to implement its consolidation plan over a 12-month period following the Acquisition.

  The pro forma income statement adjustments consisted of (i) estimated cost savings of $6.5 million that the Company expects to realize, (ii) increased depreciation expense resulting from the write-up of certain fixed assets to fair value, (iii) additional incremental goodwill amortization, (iv) additional incremental interest expense due to debt issued, net of debt retired, (v) reduction in preferred stock dividends due to the assumed retirement of the Series B Preferred Stock, which the Company is permitted to redeem pursuant to its New Credit Facilities.

                     UNITED STATIONERS INC. AND SUBSIDIARY
                   (ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY)

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

                                                             PRO FORMA QUARTER
                                                              ENDED MARCH 31
                                                            -------------------
                                                              1995      1994
                                                            --------- ---------
                                                             (IN THOUSANDS OF
                                                              DOLLARS, EXCEPT
                                                                SHARE DATA)
                                                                (UNAUDITED)
   Net sales............................................... $ 587,170 $ 503,919
   Net income.............................................. $   9,409 $   4,405
   Preferred stock dividends issued and accrued............ $     442 $     393
   Net income available to common stockholders............. $   8,967 $   4,012
   Net income per common and common equivalent share:
     Primary............................................... $    1.30 $    0.98
     Fully diluted......................................... $    1.30 $    0.97
   Weighted average number of common shares outstanding:
     Primary............................................... 6,894,076 4,090,433
     Fully diluted......................................... 6,898,757 4,138,023

  The pro forma net sales amount of $587.2 million for the first quarter of 1995 reflects $449.9 million in net sales for the Company and $137.3 million for Associated. The pro forma net sales amount of $503.9 million for the first quarter of 1994 reflects $380.1 million in net sales for the Company and $123.8 million for Associated.

  These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the combination been in effect on the dates indicated, or which may result in the future.

(2) CHANGES IN ACCOUNTING PRINCIPLES

  Effective January 1, 1995, Associated changed its method of valuing its inventory from the FIFO to the LIFO method. The Company previously valued the majority of its inventory under the LIFO method with the remainder of inventory valued under the FIFO method. Associated changed its method to conform to that of the Company. This change resulted in a charge to pre-tax income of approximately $0.5 million ($0.3 million net of tax benefit) or $.05 per common and common equivalent share for the quarter ended March 31, 1995. The cumulative effect of this accounting change for years prior to 1995 is not determinable, nor are the pro forma effects of retroactive application of the LIFO method to prior years. The Associated LIFO reserve as of March 31, 1995 was $0.5 million.

(3) BASIS OF PRESENTATION

  The accompanying condensed consolidated financial statements are unaudited, except for the Associated Consolidated Balance Sheet as of December 31, 1994, which is condensed from the audited Consolidated Balance Sheet of Associated at that date. Certain prior-year amounts have been reclassified to conform with current-year presentations. These financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company's management, the condensed consolidated financial statements for the unaudited interim periods presented include all adjustments necessary to fairly present the results of such interim periods and the financial position as of the end of said periods. Other than the restructuring charge, the extraordinary item and the compensation expense relating to

                     UNITED STATIONERS INC. AND SUBSIDIARY
                   (ASSOCIATED HOLDINGS, INC. AND SUBSIDIARY)

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED) employee stock options, these adjustments were of a normal recurring nature and did not have a material impact on the financial statements presented. Certain interim expense and inventory estimates are recognized throughout the fiscal year relating to marginal income tax rates, shrinkage, inflation and product mix. Any appropriate adjustments to reflect actual experience, which historically have been immaterial, will be recognized in the fourth quarter.

(4) EXTRAORDINARY ITEM

  The Extraordinary Item reflects the write-off of financing costs and original issue discount relating to the retired debt which was being amortized over the life of the original debt.

(5) NET INCOME (LOSS) ATTRIBUTABLE TO COMMON AND COMMON EQUIVALENT SHARES

  Net income (loss) per common and common equivalent shares is based on net income (loss) after preferred stock dividend requirements. Net income per common and common equivalent share in the first quarter of 1994 on a primary and fully diluted basis are computed using the weighted average number of shares outstanding adjusted for the effect of stock options and warrants considered to be dilutive common stock equivalents. For the first quarter of 1995, the stock options and warrants were excluded from the calculation of net loss attributable to common and common equivalent shares as they would be anti-dilutive.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RE-LIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR UNITED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION OF THE NEW NOTES IN ANY JURIS-DICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITA-TION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE NEW NOTES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF UNITED OR THE COMPANY SINCE THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Summary...................................................................    3
Risk Factors..............................................................   18
The Company...............................................................   23
Use of Proceeds...........................................................   23
The Acquisition...........................................................   24
Capitalization............................................................   25
Pro Forma Combined Financial Information..................................   26
Selected Consolidated Financial Data......................................   34
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   37
Business..................................................................   47
Management................................................................   59
Certain Transactions......................................................   73
Financing the Acquisition.................................................   80
Description of Capital Stock..............................................   83
Ownership of Voting Securities............................................   88
Description of the New Notes..............................................   90
The Exchange Offer........................................................  118
Certain Federal Income Tax Considerations.................................  125
Plan of Distribution......................................................  125
Legal Matters.............................................................  126
Experts...................................................................  126
Index to Consolidated Financial Statements................................  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  $150,000,000

                                      LOGO
                    [LOGO OF UNITED STATIONERS APPEARS HERE]

                          UNITED STATIONERS SUPPLY CO.

                          12 3/4% SENIOR SUBORDINATED
                                 NOTES DUE 2005

                          --------------------------
                                   PROSPECTUS
                          --------------------------


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the expenses payable in connection with the offering of the securities to be registered and offered hereby. All of such expenses are estimates, other than the registration fee payable to the Securities and Exchange Commission.

   Securities and Exchange Commission Registration Fee.............. $51,724.14
   Printing and Engraving Expenses..................................
   Legal Fees and Expenses..........................................
   Accounting Fees and Expenses.....................................
   Miscellaneous....................................................
                                                                     ----------
     Total.......................................................... $
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Articles of Incorporation and the By-laws of the Company provide for the indemnification of directors and officers to the fullest extent permitted by the Business Corporation Act of the State of Illinois ("IBCA"). Pursuant to
Section 8.75 of the IBCA, the Company generally has the power to indemnify its present and former directors and officers against expenses incurred by them in connection with any suit to which such directors and officers are, or are threatened to be made, a party by reason of their serving in such positions, so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

  Indemnification is not available if such person has been adjudged to have been liable to the Company, unless and only to the extent the court in which such action was brought determines that, despite the adjudication of liability, but in view of all the circumstances, the person is reasonably and fairly entitled to indemnification for such expenses as the court shall deem proper. The Company has the power to purchase and maintain insurance for such persons. The statute also expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise.

  The above discussion of the Articles of Incorporation and By-laws of the Company and of Section 8.75 of the IBCA is not intended to be exhaustive and is qualified in its entirety by such Articles of Incorporation, By-laws and the IBCA.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person thereof in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On May 3, 1995, the Company sold $150,000,000 aggregate principal amount of 12 3/4% Senior Subordinated Notes due 2005 (the "Old Notes") in a private placement in reliance on Rule 144A under the Securities Act, at a price equal to 100% of the stated principal amount of such Old Notes.

  Exemption from registration with respect to the above-described sale was claimed under Section 4(2) of the Securities Act regarding transactions by an issuer not involving any public offering.

ITEM 16. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS

    3.1  -- Articles of Incorporation of the Company (2).
    3.2  -- By-Laws of the Company (1).
    4.1  -- Indenture, dated as of May 3, 1995, among the Company, as Issuer,
            United, as Guarantor, and The Bank of New York, as Trustee (3).
    4.2  -- Form of Old Note (included in Exhibit 4.1, Exhibit A) (3).
    4.3  -- Form of New Note (2).
    5    -- Opinion of Weil, Gotshal & Manges as to the securities registered hereby (2).
    9.1  -- Voting Trust Agreement, dated as of January 31, 1992, among United, the stockholders party thereto and Messrs. Sturgess, Hegi, Miller,
            Good and Johnson, as voting trustees (2).
    9.2  -- First Amendment to Voting Trust Agreement, dated as of March 30,
            1995, among United, the stockholders party thereto and Messrs.
            Sturgess, Hegi, Miller, Good and Johnson, as voting trustees (2).
    9.3  -- Letter agreement, dated March 30, 1995, between United (as successor-in-interest to Associated) and Boise Cascade regarding the Voting Trust Agreement (2).
   10.1  -- Credit Agreement, dated as of March 30, 1995, among the Company,
            United, certain Lenders named therein and Chase Bank, as Agent and
            Lender (3).
   10.2  -- Waiver and Amendment No. 1, dated as of April 13, 1995, among the
            Company, United, each of the lenders party thereto and Chase Bank
            (2).
   10.3  -- Assumption Agreement, dated as of March 30, 1995, among the
            Company, United and Chase Bank, as agent (2).
   10.4  -- Revolving Credit Notes, dated March 30, 1995, issued under the
            Credit Agreement (2).
   10.5  -- Tranche A Term Loan Notes, dated March 30, 1995, issued under the
            Credit Agreement (2).
   10.6  -- Tranche B Term Loan Notes, dated March 30, 1995, issued under the
            Credit Agreement (2).
   10.7  -- Security Agreement, dated as of March 30, 1995, between the Company and Chase Bank, as agent (2).
   10.8  -- Form of Indenture of Mortgage, Assignment of Rents, Security
            Agreement and Fixture Filing, dated as of March 30, 1995, by the
            Company in favor of Chase Bank (2).
   10.9  -- Registration Rights Agreement, dated as of April 26, 1995, among the Company, United and the Initial Purchaser (2).

   10.10  -- Purchase Agreement, dated April 26, 1995, among the Company,
             United and the Initial Purchaser (2).
   10.11 -- Registration Rights Agreement, dated as of January 31, 1992, between United (as successor-in-interest to Associated) and CMIHI
             (2).
   10.12  -- Amendment No. 1 to Registration Rights Agreement, dated as of
             March 30, 1995, among United (as successor-in-interest to
             Associated), CMIHI and certain other holders of Lender Warrants
             (2).
   10.13  -- Amended and Restated Registration Rights Agreement, dated as of
             March 30, 1995, among United (as successor-in-interest to
             Associated), Wingate Partners, Cumberland Capital Corporation,
             Good Capital Co., Inc., Boise Cascade and certain other United stockholders (2).
   10.14 -- Warrant Agreement, dated as of January 31, 1992, among United (as successor-in-interest to Associated), the Company (as successor-in-interest to ASI) and CMIHI (2).
   10.15  -- Amendment No. 1 to Warrant Agreement, dated as of October 27,
             1992, among United (as successor-in-interest to Associated), the Company (as successor-in-interest to ASI), CMIHI and the other parties thereto (2).
   10.16 -- Amendment No. 2 to Warrant Agreement, dated as of March 30, 1995, among United (as successor-in-interest to Associated), the Company
             (as successor-in-interest to ASI), CMIHI and the other parties thereto (2).
   10.17  -- Warrant Agreement, dated as of January 31, 1992, between United
             (as successor-in-interest to Associated) and Boise Cascade (2).
   10.18 -- Amendment No. 1 to Warrant Agreement, dated as of March 30, 1995, between United (as successor-in-interest to Associated) and Boise
             Cascade (2).
   10.19  -- Investment Banking Fee and Management Agreements, dated as of
             January 31, 1992, among United, the Company and each of Wingate
             Partners, Cumberland Capital Corporation and Good Capital Co.,
             Inc. (2).
   10.20  -- Amendment No. 1 to Investment Banking Fee and Management
             Agreements, dated as of March 30, 1995, among the Company, United and each of Wingate Partners, Cumberland Capital Corporation and
             Good Capital Co., Inc. (2).
   10.21  -- Employment Agreements, dated as of January 31, 1992, among United
             (as successor-in-interest to Associated), the Company (as successor-in-interest to ASI) and each of Michael D. Rowsey, Robert W. Eberspacher, Lawrence E. Miller, Daniel J. Schleppe,
             Duane J. Ratay and Daniel H. Bushell (2).
   10.22  -- 1992 Management Stock Option Plan, dated as of January 31, 1992
             (2).
   10.23  -- Amendment No. 1 to 1992 Management Stock Option Plan, dated as of
             March 30, 1995 (2).
   10.24 -- Letter agreements, dated January 31, 1992, between United (as successor-in-interest to Associated) and each of Michael D.
             Rowsey, Robert W. Eberspacher, Lawrence E. Miller, Daniel J.
             Schleppe, Duane J. Ratay and Daniel H. Bushell regarding grants of stock options (2).
   10.25 -- Amendment to Stock Option Grants, dated as of March 30, 1995, between United (as successor-in-interest to Associated) and each of Michael D. Rowsey, Robert W. Eberspacher, Lawrence E. Miller,
             Daniel J. Schleppe, Duane J. Ratay and Daniel H. Bushell (2).

   10.26  -- Executive Stock Purchase Agreements, dated as of January 31, 1992, among United (as successor-in-interest to Associated) Wingate
             Partners, ASI Partners, L.P. and each of Michael D. Rowsey, Robert
             W. Eberspacher, Lawrence E. Miller and Daniel J. Schleppe (2).
   10.27  -- First Amendments to Executive Stock Purchase Agreements, dated as of March 30, 1995, among United (as successor-in-interest to
             Associated) Wingate Partners, ASI Partners, L.P. and each of
             Michael D. Rowsey, Robert W. Eberspacher, Lawrence E. Miller and
             Daniel J. Schleppe (2).
   10.28  -- Agreement for Data Processing Services, dated January 31, 1992, between the Company (as successor-in-interest to ASI) and
             Affiliated Computer Services, Inc. (2).
   21     -- Subsidiaries of the Company (2).
   23.1   -- Consent of Weil, Gotshal & Manges (included in the opinion filed as Exhibit 5 to the Registration Statement) (2).
   23.2   -- Consent of Arthur Andersen LLP, independent certified public accountants (1).
   23.3   -- Consent of Arthur Andersen LLP, independent certified public accountants (1).
   24     -- Form T-1 of The Bank of New York, as Trustee under the Indenture filed as Exhibit 4.1 (2).

- --------
(1) Filed herewith.
(2) To be filed by amendment.
(3) Incorporated by reference from United's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1995.

  (B) FINANCIAL STATEMENT SCHEDULES

  All schedules have been omitted since the required information is either not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

  (a) See Item 14.

  (b) The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Rule 3-19 of Regulation S-X at the start of any delayed offering or throughout a continuous offering.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE COMPANY HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DALLAS, STATE OF TEXAS, ON THE 1ST DAY OF JUNE, 1995.

                                          United Stationers Supply Co.

                                                  /s/ Thomas W. Sturgess
                                          By:__________________________________
                                            Thomas W. Sturgess Chairman of the
                                                           Board

  EACH PERSON WHOSE SIGNATURE TO THIS REGISTRATION STATEMENT APPEARS BELOW HEREBY APPOINTS THOMAS W. STURGESS AND DANIEL H. BUSHELL, AND EACH OF THEM, EITHER ONE OF WHOM MAY ACT WITHOUT THE JOINDER OF THE OTHER, AS HIS ATTORNEY-IN-FACT TO SIGN ON HIS BEHALF INDIVIDUALLY AND IN THE CAPACITY STATED BELOW AND TO FILE ALL PRE- AND POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT, WHICH AMENDMENTS MAY MAKE SUCH CHANGES IN AND ADDITIONS TO THIS REGISTRATION STATEMENT AS SUCH ATTORNEY-IN-FACT MAY DEEM NECESSARY OR APPROPRIATE.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                         TITLE                DATE

       /s/ Thomas W. Sturgess           Chairman, President      June 1, 1995
- -------------------------------------    and Chief Executive
         THOMAS W. STURGESS              Officer (principal
                                         executive officer
                                         of the Company)

        /s/ Daniel H. Bushell           Vice President and       June 1, 1995
- -------------------------------------    Chief Financial
          DANIEL H. BUSHELL              Officer (principal
                                         financial and
                                         accounting officer
                                         of the Company)

        /s/ Michael D. Rowsey           Director                 June 1, 1995
- -------------------------------------
          MICHAEL D. ROWSEY

        /s/ Steven R. Schwarz           Director                 June 1, 1995
- -------------------------------------
          STEVEN R. SCHWARZ